NOTICE OF MEETING

AND

INFORMATION CIRCULAR

for the Special Meeting of

Shareholders of

WESTERN COPPER CORPORATION

Dated as of August 31, 2011

WESTERN COPPER CORPORATION
Suite 2050, 1111 West Georgia Street
Vancouver, British Columbia, V6E 4M3
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO:	The Shareholders of Western Copper Corporation

NOTICE IS HEREBY GIVEN THAT a special meeting (the "Meeting") of the shareholders of Western Copper Corporation ("Western Copper") will be held at the Thurlow Room, 1111 West Georgia Street, Vancouver, British Columbia on Monday, October 3, 2011, at the hour of 11:00 a.m., Vancouver time, for the following purposes:

1.

To consider and, if thought fit, to pass a special resolution (the "Arrangement Resolution") approving an arrangement (the "Arrangement") under section 288 of the Business Corporations Act (British Columbia) (the "BCBCA") among Western Copper, its securityholders, Copper North Mining Corp. ("Copper North") and NorthIsle Copper and Gold Inc. ("NorthIsle") and certain of Western Copper's wholly-owned subsidiaries, which will involve, among other things, a series of vertical short form amalgamations involving Western Copper and certain of its subsidiaries, changes to the charter documents of Western Copper and certain exchanges of securities resulting in post-Arrangement common shares of Western Copper and common shares of Copper North and NorthIsle being distributed to shareholders of Western Copper, as more fully set forth in the accompanying Information Circular;

2.

To consider and, if thought fit, to pass an ordinary resolution approving the implementation of a stock option plan for Copper North, subject to regulatory acceptances, as more fully set forth in the accompanying Information Circular;

3.

To consider and, if thought fit, to pass an ordinary resolution approving the implementation of a stock option plan for NorthIsle, subject to regulatory acceptances, as more fully set forth in the accompanying Information Circular; and

4.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

All capitalized terms not herein defined shall have the meanings ascribed to them in the accompanying Information Circular.

AND TAKE NOTICE that dissenting shareholders in respect of the proposed Arrangement are entitled to be paid the payout value of their shares in accordance with the provisions of the plan of arrangement governing the Arrangement and sections 237 to 247 of the BCBCA. Pursuant to the Interim Order of the Supreme Court of British Columbia dated August 22, 2011 and the BCBCA, a registered holder of common shares of Western Copper may until 11:00 a.m. (Vancouver time) on September 30, 2011 give Western Copper a notice of objection by registered mail addressed to Western Copper at Suite 2050, 1111 West Georgia Street, Vancouver, British Columbia, V6E 4M3 with respect to the Arrangement Resolution. The dissent rights are described in the accompanying Information Circular (and specifically Schedule "H") in respect of the Meeting. Failure to strictly comply with the requirements set forth in the plan of arrangement and sections 237 to 247 of the BCBCA may result in the loss of any right of dissent.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice. Also accompanying this notice is a form of Proxy. Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting.

Only shareholders of record at the close of business on August 15, 2011 will be entitled to receive notice of and vote at the Meeting. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 31st day of August, 2011.

BY ORDER OF THE BOARD

"Paul West-Sells"
Paul West-Sells, President

Registered shareholders unable to attend the Meeting are requested to date, sign and return their form of proxy in the enclosed envelope. If you are a non-registered shareholder of Western Copper and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.

LIST OF SCHEDULES

SCHEDULE "A"	ARRANGEMENT RESOLUTION
SCHEDULE "B"	PRO FORMA WESTERN COPPER FINANCIAL STATEMENTS
SCHEDULE "C"	FINANCIAL STATEMENTS OF COPPER NORTH BUSINESS
SCHEDULE "D"	FINANCIAL STATEMENTS OF NORTHISLE BUSINESS
SCHEDULE "E"	PLAN OF ARRANGEMENT
SCHEDULE "F"	INTERIM ORDER
SCHEDULE "G"	NOTICE OF APPLICATION FOR FINAL ORDER
SCHEDULE "H"	SECTIONS 237 TO 247 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

SUMMARY

The following is a summary of the principal features of the Arrangement and certain other matters and should be read together with the more detailed information and financial data and statements contained elsewhere in the Information Circular, including the schedules hereto. This Summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere herein. Unless otherwise indicated, all currency amounts are stated in Canadian dollars. The information contained herein is as of August 31, 2011 unless otherwise indicated.

Capitalized terms used in this Summary are defined in the Glossary of Terms or elsewhere in the Information Circular.

THE MEETING

Time, Date, and Place of Meeting

The Meeting of Shareholders of Western Copper will be held on Monday, October 3, 2011 at 11:00 a.m. (Vancouver time) at the Thurlow Room, 1111 West Georgia Street, Vancouver, British Columbia.

The Record Date

The Record Date for determining the registered Shareholders for the Meeting is August 15, 2011.

Purpose of the Meeting

This Information Circular is furnished in connection with the solicitation of proxies by management of Western Copper for use at the Meeting.

The Shareholders will be asked to approve the Arrangement involving Western Copper, its securityholders, Copper North, NorthIsle and certain of Western Copper's wholly-owned subsidiaries, which will involve, among other things, a series of vertical short form amalgamations involving Western Copper and certain of its wholly-owned subsidiaries, changes to the charter documents of Western Copper and certain exchanges of securities resulting in Shareholders of Western Copper being entitled to receive one Western Amalco Share, 0.5 of a Copper North Share and 0.5 of a NorthIsle Share for each Western Copper Share held if the Arrangement becomes effective.

Copper North intends to seek a listing of Copper North Shares on the TSXV to be completed following the completion of the Arrangement. NorthIsle intends to seek a listing of NorthIsle Shares on the TSXV to be completed following the completion of the Arrangement. Any listing of the Copper North Shares and the NorthIsle Shares is subject to meeting the listing requirements of the TSXV.

Shareholders will be asked to approve the Arrangement by special resolution pursuant to section 288 of the BCBCA and in accordance with the terms of the Arrangement Agreement among Western Copper, Copper North, NorthIsle, Casino Mining, Carmacks, Lurprop, CRS, Moraga, Carmacks Mining, Redbed and North Island Mining dated as of August 18, 2011, as amended and restated as of August 30, 2011.

See "Arrangement" in the Information Circular.

Shareholders will also be asked to approve a new Copper North stock option plan for use by Copper North and a new NorthIsle stock option plan for use by NorthIsle. See "Particulars of Matters to be Acted Upon – Copper North Stock Option Plan" and "Particulars of Matters to be Acted Upon – NorthIsle Stock Option Plan".

SUMMARY OF THE ARRANGEMENT, THE RESULTING ISSUERS AND THEIR BUSINESSES

The Arrangement will constitute an arrangement by plan of arrangement of Western Copper, its securityholders, Copper North and NorthIsle. The disclosure of the principal features of the Arrangement as summarized below, is qualified in its entirety by reference to the full text of the Arrangement Agreement.

Principal Steps of the Arrangement

On the Effective Date of the Arrangement, the following, among other things, shall occur and be deemed to occur in the following order without any further act or formality:

(a)

each issued Western Copper Share held by a dissenting Shareholder is acquired by Western Copper in consideration for Western Copper agreeing to pay the amount to be paid as determined in accordance with the Plan of Arrangement in respect of the dissenting shares;

(b)	the stated capital in respect of the Moraga Shares shall be reduced to $1.00 without any repayment of capital in respect thereof;

(c)	CRS and Moraga shall amalgamate to form one corporate entity (i.e., Amalco) under the provisions of section 273 of the BCBCA;

(d)	the stated capital in respect of the Amalco Shares shall be reduced to $1.00 without any repayment of capital in respect thereof;

(e)	Lurprop and Amalco shall amalgamate to form one corporate entity (i.e., Amalco2) under the provisions of section 273 of the BCBCA;

(f)	the stated capital in respect of the Amalco2 Shares shall be reduced to $1.00 without any repayment of capital in respect thereof;

(g)	the stated capital in respect of the Carmacks Shares shall be reduced to $1.00 without any repayment of capital in respect thereof;

(h)	Carmacks, Amalco2 and Western Copper shall amalgamate to form one corporate entity (i.e., Western Amalco) under the provisions of section 273 of the BCBCA;

(i)	the name of Western Amalco shall be changed from "Western Copper Corporation" to "Western Copper and Gold Corporation";

(j)

Copper North shall purchase the Carmacks Property, the Redstone Property and $2 million cash from Western Amalco in consideration for the issuance of that number of Copper North Shares that is equal to the product of 0.5 and the number of issued and outstanding Western Amalco Shares immediately after step 3.01(k) in the Plan of Arrangement. The stated capital of the Copper North Shares shall be increased by an amount equal to the sum of $2 million and the fair market value of the Carmacks Property and the Redstone Property;

(k)

Carmacks Mining shall purchase the Carmacks Property from Copper North in consideration for the issuance of 100 Carmacks Mining Shares. The stated capital of the Carmacks Mining Shares shall be increased by an amount equal to the fair market value of the Carmacks Property;

(l)

Redbed shall purchase the Redstone Property from Copper North in consideration for the issuance of 100 Redbed Shares. The stated capital of the Redbed Shares shall be increased by an amount equal to the fair market value of the Redstone Property;

(m)

NorthIsle shall purchase the NorthIsle Property and $2.5 million cash from Western Amalco in consideration for the issuance of that number of NorthIsle shares that is equal to the product of 0.5 and the number of issued and outstanding Western Amalco Shares immediately after step 3.01(k). The stated capital of the NorthIsle Shares shall be increased by an amount equal to the sum of $2.5 million and the fair market value of the NorthIsle Property;

(n)

North Island Mining shall purchase the NorthIsle Property from NorthIsle in consideration for the issuance of 100 North Island Mining Shares. The stated capital of the North Island Mining Shares shall be increased by an amount equal to the fair market value of the NorthIsle Property;

(o)

Casino Mining shall purchase the Casino Property from Western Amalco in consideration for the issuance of 100 Casino Mining Shares. The stated capital of the Casino Mining Shares shall be increased by an amount equal to the fair market value of the Casino Property;

(p)	the authorized capital of Western Amalco will be amended by:

(i)	the elimination of the Western Amalco Class A Voting Par Value Shares from the authorized capital of Western Amalco;

(ii)	the creation of an unlimited number of Western Amalco Class A Shares; and

(iii)

redesignating the Western Amalco Shares as Western Amalco Class B Shares and amending the rights, privileges, restrictions and conditions of such shares to provide any holder of Western Amalco Class B Shares owning more than 80% of the issued and outstanding Western Amalco Class B Shares with the right to requisition the directors of Western Amalco to call a meeting of the holders of Western Amalco Class B Shares for the purposes stated in the requisition and should the directors of Western Amalco not call such meeting within two days after receiving such requisition a shareholder who made such requisition may call a meeting in the manner in which such meeting may be called under the BCBCA and the articles of Western Amalco, and the Notice of Articles and the Articles of Western Amalco are amended accordingly;

(q)	each Western Copper Stock Option outstanding immediately before the Effective Date will be exchanged for:

	(i)	a New Western Amalco Stock Option pursuant to which:

(A)

the holder of the New Western Amalco Stock Option will be entitled to acquire, upon exercise of the New Western Amalco Stock Option, that number of Western Amalco Class A Shares (to be redesignated as Western Amalco Common Shares pursuant to Section 3.01(y) of the Plan of Arrangement) that is equal to the number of Western Copper Shares that was issuable upon exercise of the Western Copper Stock Option immediately before the Effective Time; and

(B)

the exercise price per Western Amalco Class A Share will be equal to the product of: (1) the exercise price of the Western Copper Stock Option determined immediately before the Effective Time; and (2) the proportion that the fair market value of a Western Amalco Class A Share (which fair market value shall be determined based on the 5-day volume weighted average trading price of the Western Amalco Common Shares immediately following the date on which the Copper North Shares and NorthIsle Shares commence trading on the TSXV, or such other determination as may be acceptable to the TSX and TSXV) is of the Aggregate Value;

(ii)	a Copper North Stock Option pursuant to which:

(A)

the holder of the Copper North Stock Option will be entitled to acquire, upon exercise of the Copper North Stock Option, that number of Copper North Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Western Copper Shares to which such holder was theretofore entitled upon exercise of the Western Copper Stock Option; and

(B)

the exercise price per Copper North Share will be equal to the product of: (1) the exercise price of the Western Copper Stock Option determined immediately before the Effective Time; and (2) the proportion that the fair market value of a Copper North Share (which fair market value shall be determined based on the 5-day volume weighted average trading price of the Copper North Shares immediately following the date on which the Copper North Shares and NorthIsle Shares commence trading on the TSXV, or such other determination as may be acceptable to the TSX and TSXV) is of the Aggregate Value; and

(iii)	a NorthIsle Stock Option pursuant to which:

(A)

the holder of the NorthIsle Stock Option will be entitled to acquire, upon exercise of the NorthIsle Stock Option, that number of NorthIsle Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Western Copper Shares to which such holder was theretofore entitled upon exercise of the Western Copper Stock Option; and

(B)

the exercise price per NorthIsle Share will be equal to the product of: (1) the exercise price of the Western Copper Stock Option determined immediately before the Effective Time; and (2) the proportion that the fair market value of a NorthIsle Share (which fair market value shall be determined based on the 5- day volume weighted average trading price of the NorthIsle Shares immediately following the date on which the Copper North Shares and NorthIsle Shares commence trading on the TSXV, or such other determination as may be acceptable to the TSX and TSXV) is of the Aggregate Value;

(r)

(i) in accordance with the terms of the Western Copper Warrant Indenture and/or the Western Copper Warrant Certificates, as the case may be, each holder of a Western Copper Warrant outstanding immediately prior to the Effective Time shall receive (and such holder shall accept) upon the exercise of such holder's Western Copper Warrant, in lieu of each Western Copper Share to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefor, the number of Western Amalco Class A Shares, Copper North Shares and NorthIsle Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Western Copper Shares to which such holder was theretofore entitled upon exercise of the Western Copper Warrants; and (ii) such Western Copper Warrant shall continue to be governed by and be subject to the terms of the Western Copper Warrant Indenture and/or Western Copper Warrant Certificates, as the case may be;

(s)

each issued Western Amalco Class B Share will be exchanged with Western Amalco for one Western Amalco Class A Share, 0.5 Copper North Shares and 0.5 NorthIsle Shares and the certificates representing the outstanding Western Amalco Class B Shares shall thereafter represent Western Amalco Class A Shares;

(t)

the stated capital of Western Amalco for the outstanding Western Amalco Class A Shares will be an amount equal to the stated capital of Western for the Western Copper Shares immediately before the Effective Time less the sum of: (i) the fair market value of the Copper North Shares distributed to shareholders of Western Copper pursuant to Section 3.01(v) of the Plan of Arrangement; (ii) the fair market value of the NorthIsle Shares distributed to shareholders of Western Copper pursuant to Section 3.01(v) of the Plan of Arrangement; and (iii) the stated capital of Western for the Western Copper Shares acquired by Western from dissenting Shareholders pursuant to Section 3.01(a) of the Plan of Arrangement;

(u)	the Copper North Incorporator's Share and the NorthIsle Incorporator's Share will be cancelled without any repayment of capital in respect thereof; and

(v)

the Western Amalco Class B Shares will be eliminated from the authorized capital of Western Amalco and the Western Amalco Class A Shares are altered by changing their identifying name to "Common Shares".

The board of directors of Western Copper may, in its absolute discretion, determine whether or not to proceed with the Arrangement without further approval, ratification or confirmation by the Shareholders.

Effect of the Arrangement

As a result of the Arrangement, Shareholders (other than dissenting Shareholders) will receive one Western Amalco Common Share, 0.5 of a Copper North Share and 0.5 of a NorthIsle Share for each Western Copper Share held.

It is expected that the issued capital of Copper North will be approximately 46,487,785 Copper North Shares, post-Arrangement (assuming no currently outstanding Western Copper Options or Western Copper Warrants are exercised prior to the Effective Date), all of which will be held by shareholders of Western Copper upon completion of the Arrangement.

It is expected that the issued capital of NorthIsle will be approximately 46,487,785 NorthIsle Shares, post-Arrangement (assuming no currently outstanding Western Copper Options or Western Copper Warrants are exercised prior to the Effective Date), all of which will be held by shareholders of Western Copper upon completion of the Arrangement.

Following the completion of the Arrangement, Western Amalco will have approximately 92,975,570 Western Amalco Common Shares issued and outstanding (assuming no additional issuances of Western Copper Shares are completed prior to the completion of the Arrangement).

On completion of the Arrangement, Western Copper will indirectly hold the Casino Property, Copper North will indirectly hold all of the Copper North Properties and NorthIsle will indirectly hold all of the NorthIsle Property.

On completion of the Arrangement, Copper North and NorthIsle will each be a reporting issuer or the equivalent in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, the Northwest Territories and the Yukon Territory and it is the intention of Copper North to apply for listing of the Copper North Shares on the TSXV and for NorthIsle to apply for listing of the NorthIsle Shares on the TSXV. Any such listing will be subject to meeting the listing requirements of the TSXV.

On completion of the Arrangement, Western Copper, following the change of its corporate name as contemplated by step (i) of the above summary of the Arrangement, will be known as "Western Copper and Gold Corporation", but until such name change is effective will continue to be known publicly by its prior name notwithstanding that the company is referred to herein as Western Amalco for purposes of delineating the steps of the Arrangement.

On completion of the Arrangement, the authorized capital of Western Copper, to be known as "Western Copper and Gold Corporation", following the elimination of the Western Amalco Class A Voting Par Value Shares, the elimination of the Western Amalco Class B Shares and the changing of the identifying name of the Western Amalco Class A Shares to "Common Shares" at steps (p)(i) and (v) respectively of the Arrangement summarized above, will consist of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. In particular, the rights and restrictions incident to the Western Amalco Shares received by the Shareholders following the exchanges and redesignations of securities contemplated by the Arrangement will be identical to the rights and restrictions incident to the Western Copper Shares prior to the Arrangement.

On completion of the Arrangement, Western Copper and Gold Corporation, formerly known as "Western Copper Corporation", will continue to be a reporting issuer in the Canadian jurisdictions where Western Copper is currently a reporting issuer, a reporting company in the United States, and its common shares will be traded on the TSX and AMEX.

Assuming no currently outstanding Western Copper Options or Western Copper Warrants are exercised prior to the Effective Date, it is expected that Copper North's share capital, post-Arrangement, will be as follows:

Capitalization	No. of Copper North Shares
Copper North Incorporator's Share issued to Western Copper	1
Cancellation of Copper North Incorporator's Share(1)	(1)
Copper North Shares issued in connection with Arrangement(2)	46,487,785
Total(2)(3)	46,487,785

(1)	In accordance with the terms of the Plan of Arrangement.
(2)	Assumes there are no dissenting Shareholders.
(3)

Up to an additional 5,537,175 Copper North Shares may be issued if all of the currently outstanding Western Copper Options and Western Copper Warrants are exercised. See "Arrangement" in the Information Circular.

Assuming no currently outstanding Western Copper Options or Western Copper Warrants are exercised prior to the Effective Date, it is expected that NorthIsle's share capital, post-Arrangement, will be as follows:

Capitalization	No. of NorthIsle Shares
NorthIsle Incorporator's Share issued to Western Copper	1
Cancellation of NorthIsle Incorporator's Share(1)	(1)
NorthIsle Shares issued in connection with Arrangement(2)	46,487,785
Total(2)(3)	46,487,785

(1)	In accordance with the terms of the Plan of Arrangement.
(2)	Assumes there are no dissenting Shareholders.
(3)

Up to an additional 5,537,175 NorthIsle Shares may be issued if all of the currently outstanding Western Copper Options and Western Copper Warrants are exercised. See "Arrangement" in the Information Circular.

The above figures under "Effect of the Arrangement" are derived applying the number of securities of Western Copper outstanding as at August 31, 2011.

Directors and Officers of Copper North

The board of directors of Copper North consists of Dale Corman, Robert Gayton, Sally Eyre and David Street. Sally Eyre is the CEO and Julien François is the CFO and Corporate Secretary of Copper North. Dale Corman, Robert Gayton and Julien François are existing directors and/or officers of Western Copper. See "Copper North Mining Corp. – Directors and Officers" in the Information Circular for information on the directors and officers of Copper North.

Directors and Officers of NorthIsle

The board of directors of NorthIsle consists of Dale Corman, Robert Gayton, John McClintock, David Douglas and Chris Theodoropoulos. John McClintock is the CEO and David Douglas is the CFO and Corporate Secretary of NorthIsle. Dale Corman and Robert Gayton are existing directors and/or officers of Western Copper. See "NorthIsle Copper and Gold Inc. – Directors and Officers" in the Information Circular for information on the directors and officers of NorthIsle.

Reasons for the Arrangement

Western Copper believes that the Arrangement is in the best interests of Western Copper for numerous reasons, including the fact that Western Copper will continue as a mineral exploration and development company with a focus on the Casino Property, adequate working capital and a solid management team. Copper North following the Arrangement will have a focus on the Copper North Properties and will be sufficiently financed with a strong board of directors and management team. NorthIsle following the Arrangement will have a focus on the NorthIsle Properties and will be sufficiently financed with a strong board of directors and management team. Shareholders of Western Copper will as a result of the Arrangement hold shares in three companies with well-defined and distinct projects. For further information on the reasons for the Arrangement, see "Particulars of Matters to be Acted Upon – The Arrangement – Recommendation of the Directors" in the Information Circular.

The Companies

Western Copper, a British Columbia company, is a publicly traded mineral exploration company whose shares are traded on the TSX and the AMEX. Western Copper directly or indirectly holds the Casino Property in the Yukon Territory, the Copper North Properties and the NorthIsle Property.

Copper North is a subsidiary of Western Copper incorporated in British Columbia for the purpose of the Arrangement. Copper North will indirectly hold the Copper North Properties, of which the Carmacks Property is located in the Yukon Territory and the Redstone Property is located in the Northwest Territories, following the completion of the Arrangement.

NorthIsle is a subsidiary of Western Copper incorporated in British Columbia for the purpose of the Arrangement. NorthIsle will indirectly hold the NorthIsle Property, which is located in British Columbia, following the completion of the Arrangement.

See "Western Copper Corporation", "Copper North Mining Corp." and "NorthIsle Copper and Gold Inc." in this Information Circular for disclosure about such companies, on a current and post-Arrangement basis.

Pro forma Use of Funds and Business Objectives

Upon completion of the Arrangement, Western Copper expects to have working capital of approximately $11.9 million (subject to expenditures incurred prior to the completion of the Arrangement) and will indirectly hold the Casino Property. Western Copper intends to use these funds to further develop the Casino Property, for possible future acquisitions, for general and administrative expenses and for general working capital and other corporate purposes. See "Western Copper Corporation – Available Funds" and "Principal Purposes" in this Information Circular for disclosure regarding its use of funds.

Upon completion of the Arrangement, Copper North expects to have working capital of approximately $2 million (subject to expenditures, if any, incurred prior to the completion of the Arrangement) and will indirectly hold the Copper North Properties. Copper North intends initially to concentrate its activities on the Copper North Properties and to seek a listing of the Copper North Shares on the TSXV. See "Copper North Mining Corp. – Available Funds" and "Principal Purposes".

Upon completion of the Arrangement, NorthIsle expects to have working capital of approximately $2.5 million (subject to expenditures, if any, incurred prior to the completion of the Arrangement) and will indirectly hold the NorthIsle Property. NorthIsle intends initially to concentrate its activities on the NorthIsle Property and to seek a listing of the NorthIsle Shares on the TSXV. See "Copper North Mining Corp. – Available Funds" and "Principal Purposes".

Fairness Opinion

Salman Partners Inc. (the Fairness Advisor to the board of directors of Western Copper) has provided the Fairness Opinion to the board of directors of Western Copper in respect of the fairness of the terms of the Arrangement, from a financial point of view, to the shareholders of Western Copper. See "Arrangement – Fairness Opinion" in the Information Circular. The Fairness Opinion is available for viewing in the same manner as material contracts. See "Material Contracts" in the disclosure relating to Western Copper in the Information Circular.

Recommendations of the Directors

The board of directors of Western Copper has reviewed the Arrangement Agreement and the Fairness Opinion of the Fairness Advisor and concluded that the transactions contemplated by the Arrangement Agreement are fair and reasonable to the securityholders of Western Copper and in the best interests of Western Copper.

The board of directors of Western Copper recommends that the shareholders of Western Copper vote in favour of the resolution approving the Arrangement. See "Particulars of Matters to be Acted Upon – The Arrangement – Recommendation of the Directors".

Conditions to the Arrangement

The Arrangement is subject to a number of specified conditions, including:

1.

receipt by Western Copper of a satisfactory Fairness Opinion for Western Copper and tax advice satisfactory to Western Copper, in its sole discretion, respecting the structuring of the Arrangement (which Fairness Opinion and tax advice have been received);

2.

receipt by Western Copper, Copper North and NorthIsle of all required approvals, including approval by shareholders of Western Copper of the Arrangement at the Meeting; approval by the respective boards of directors; subject only to compliance with the usual conditions of that approval, approval of the TSX in respect of Western Copper and the TSXV in respect of Copper North and NorthIsle to the Arrangement; and approval of the Arrangement by the Supreme Court of British Columbia (the "Court"). See "Stock Exchange Approvals" and "Court Approval of the Arrangement" below;

3.

confirmation that the issuance and delivery of the Western Amalco Common Shares, Copper North Shares and NorthIsle Shares to U.S. Shareholders of Western Copper will be exempt from the registration requirements of the U.S. Securities Act and from the registration and prospectus requirements in each of the provinces and territories of Canada in which holders of Western Copper Shares are resident. See "Securities Laws Considerations" below; and

4.	dissent rights not being exercised prior to the Effective Date by holders of more than 1% or more of the Western Copper Shares.

See "Arrangement Agreement – Conditions to the Arrangement Becoming Effective" in the Information Circular.

Stock Exchange Approvals

The Western Copper Shares are and will continue to be listed on the TSX and the AMEX following the Arrangement. TSX approval is required for the Arrangement.

Copper North intends to seek a listing of the Copper North Shares on the TSXV following the completion of the Arrangement. The directors of Western Copper and Copper North may, in their sole discretion, determine not to proceed with the Arrangement if it does not appear that such listing will be obtained. See "Particulars of Matters To Be Acted Upon – The Arrangement – Conduct of Meeting and Other Approvals – Regulatory Approvals" in the Information Circular. There is no assurance that Copper North and Western Copper will receive the required approvals, including the approval of the TSXV to the listing of the Copper North Shares on the TSXV.

NorthIsle intends to seek a listing of the NorthIsle Shares on the TSXV following the completion of the Arrangement. The directors of Western Copper and NorthIsle may, in their sole discretion, determine not to proceed with the Arrangement if it does not appear that such listing will be obtained. See "Particulars of Matters To Be Acted Upon – The Arrangement – Conduct of Meeting and Other Approvals – Regulatory Approvals" in the Information Circular. There is no assurance that NorthIsle and Western Copper will receive the required approvals, including the approval of the TSXV to the listing of the Copper North Shares on the TSXV.

Court Approval of the Arrangement

Under the BCBCA, Western Copper is required to obtain the approval of the Court to the calling of the Meeting and to the Arrangement. On August 22, 2011, prior to the mailing of the materials in respect of the Meeting, Western Copper obtained an Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order is attached as Schedule "F" to the Information Circular. A copy of the Notice of Application for Final Order approving the Arrangement is attached as Schedule "G" to the Information Circular.

The Court hearing in respect of the Final Order is scheduled to take place at 9:45 a.m., Vancouver time, on October 4, 2011, following the Meeting or as soon thereafter as the Court may direct or counsel for Western Copper may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, subject to the approval of the Arrangement Resolution at the Meeting. Western Copper securityholders who wish to participate in or be represented at the Court hearing should consult with their legal advisors as to the necessary requirements.

At the Court hearing, Western Copper securityholders who wish to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court. Although the authority of the Court is very broad under the BCBCA, Western Copper has been advised by counsel that the Court will consider, among other things, the fairness and reasonableness of the terms and conditions of the Arrangement and the rights and interests of every person affected, including the Shareholders. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct. The Court's approval is required for the Arrangement to become effective. The Court will be informed at the hearing that its determination that the Arrangement is fair will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof with respect to, among other things, the issue and distribution of Western Copper, Copper North and NorthIsle securities to Western Copper's securityholders pursuant to the Arrangement, as described below under "Securities Laws Considerations – U.S. Securities Laws and Resale of Securities". In addition, it is a condition of the Arrangement that the Court will have determined, prior to approving the Final Order, that the terms and conditions of the exchanges of securities comprising the Arrangement are fair to those securityholders to whom securities will be issued upon completion of the Arrangement.

Under the terms of the Interim Order, each Western Copper securityholder will have the right to appear and make representations at the application for the Final Order. Any person desiring to appear at the hearing to be held by the Court to approve the Arrangement as detailed in the Notice of Application for Final Order is required to file with the Court and serve upon Western Copper, at the address set out below, on or before 11:00 a.m., Vancouver time, on September 30, 2011, a notice of his intention to appear ("Appearance Notice"), including his address for service, together with any evidence or materials which are to be presented to the Court. The Appearance Notice and supporting materials must be delivered, within the time specified, to:

c/o Gourlay Spencer Wade LLP	Fax: (604) 687-7035
Barristers & Solicitors
Attention: Alastair Wade
Suite 300, 744 Hastings Street West
Vancouver, British Columbia
V6C 1A5

See "Particulars of Matters to be Acted Upon – The Arrangement – Conduct of Meeting and Other Approvals" in the Information Circular.

WESTERN COPPER DISSENT RIGHTS TO THE ARRANGEMENT

Shareholders of Western Copper have the right to dissent to the Arrangement. Dissenting Shareholders who strictly comply with the provisions of the Interim Order are entitled to be paid the payout value of their Western Copper Shares by Western Copper. See the Interim Order attached as Schedule "F" to this Information Circular. In addition, the dissent rights applicable to the Arrangement are summarized under the heading "Shareholders' Rights of Dissent to the Arrangement".

Dissenting Shareholders should note that the exercise of dissent rights can be a complex, time-sensitive and expensive procedure. Dissenting Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement and the dissent rights.

PROCEDURE FOR RECEIPT OF SHARES

The following information is a summary only. For full details of procedures for the delivery of certificates, see Article 5 "Certificates and Documentation" of the Plan of Arrangement attached as Schedule "E" to this Information Circular.

Entitlement to and Delivery of Certificates

As soon as practicable after the Effective Date, the Depositary will forward, to each Registered Holder who has not dissented to the Arrangement, a letter of transmittal containing instructions with respect to the deposit of certificates for Western Copper Shares for use in exchanging their Western Copper Share certificates for certificates representing:

(a)	Western Amalco Common Shares;

(b)	Copper North Shares; and

(c)	NorthIsle Shares,

to which they are entitled under the Arrangement. Upon return of a properly completed letter of transmittal, together with certificates formerly representing Western Copper Shares and such other documents as the Depositary may require, certificates for the appropriate number of Western Amalco Common Shares, Copper North Shares and NorthIsle Shares will be distributed.

Fractional Securities

No holder of Western Copper Shares shall receive fractional securities of Western Amalco, Copper North or NorthIsle in connection with the Arrangement and no cash will be paid in lieu thereof. Any fractions resulting will be rounded to the nearest whole number, with fractions of one-half or greater being rounded to the next higher whole number and fractions of less than one-half being rounded to the next lower whole number. See "Particulars of Matters to be Acted Upon – The Arrangement – Procedure for Receipt of Shares" in the Information Circular.

WESTERN COPPER SUMMARY FINANCIAL INFORMATION

The following table sets out selected financial information for the periods indicated and should be considered in conjunction with the more complete information contained in the financial statements of Western Copper incorporated by reference in this Information Circular. All currency amounts are stated in Canadian dollars.

	Year Ended December 31, 2008(1) $ (Derived from audited financial statements)	Year Ended December 31, 2009(1) $ (Derived from audited financial statements)	Year Ended December 31, 2010(1) $ (Derived from audited financial statements)	Six Months Ended June 30, 2010(2) $ (Derived from unaudited financial statements)	Six Months Ended June 30, 2011(2) $ (Derived from unaudited financial statements)
Revenues	nil	nil	nil	nil	nil
Loss	2,159,249	1,860,157	2,776,979	2,797,410	1,436,343
Loss per common share	0.03	0.02	0.03	0.04	0.02
Total assets	79,216,492	86,876,176	109,377,291	77,760,883	99,092,973
Total long- term liabilities	9,965,115	9,661,846	12,472,501	1,945,136	1,945,136
Resource properties	65,702,582	72,790,644	85,330,161	68,966,311	76,515,156

(1)	Financial statements have been prepared in accordance with Canadian GAAP.
(2)	Financial statements have been prepared in accordance with IFRS.

WESTERN COPPER PRO FORMA SUMMARY FINANCIAL INFORMATION

The following table sets out selected pro forma consolidated financial information in respect of Western Copper as if the Arrangement had been completed as of June 30, 2011 and should be considered in conjunction with the more complete information contained in the pro forma financial statements of Western Copper attached as Schedule "B" to this Information Circular. All currency amounts are stated in Canadian dollars.

Current Assets	$17,468,406
Resource Properties	$36,051,237
Total Assets	$53,629,054
Total Liabilities	$3,294,068
Shareholders' Equity	$50,334,986

COPPER NORTH PRO FORMA SUMMARY FINANCIAL INFORMATION

The following table sets out selected pro forma financial information in respect of Copper North as if the Arrangement had been completed as of June 30, 2011 and should be considered in conjunction with the more complete information contained in the financial statements of Copper North Business attached as Schedule "C" to this Information Circular. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

Current Assets		$2,000,000
Resource Properties		$26,357,028
Total Assets		$28,357,028
Total Liabilities	$	Nil
Shareholders' Equity		$28,357,028

NORTHISLE PRO FORMA SUMMARY FINANCIAL INFORMATION

The following table sets out selected pro forma financial information in respect of NorthIsle as if the Arrangement had been completed as of June 30, 2011 and should be considered in conjunction with the more complete information contained in the financial statements of NorthIsle Business attached as Schedule "D" to this Information Circular. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

Current Assets		$2,500,000
Resource Properties		$14,106,391
Total Assets		$16,606,391
Total Liabilities	$	Nil
Shareholders' Equity		$16,606,391

CANADIAN INCOME TAX CONSIDERATIONS

As part of the Arrangement, each Western Copper Share (re-designated as a Western Copper Class B Share) other than such shares held by Dissenting Shareholders will be exchanged (the "Exchange") for one Western Amalco Class A Share, 0.5 Copper North Shares and 0.5 NorthIsle Shares. Management of Western Copper has advised that it expects the "paid-up capital" (as defined in the Tax Act) of the Western Copper Shares immediately prior to the Arrangement to exceed the aggregate fair market value of the Copper North Shares and NorthIsle Shares distributed on the Exchange. Accordingly, Western Amalco is not expected to be deemed to pay, nor is a Shareholder expected to receive, a dividend on the Exchange.

A Resident Holder generally will realize a capital gain on the disposition of Western Copper Shares (redesignated as Western Copper Class B Shares) on the Exchange to the extent that the fair market value of the Copper North Shares and NorthIsle Shares received by the Resident Holder exceeds the adjusted cost base to the Holder of the Western Copper Shares (re-designated as Western Copper Class B Shares) held immediately before the Exchange.

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Western Copper Shares (re-designated as Western Copper Class B Shares) on the Exchange unless, at that time, such shares constitute "taxable Canadian property" as defined in the Tax Act to the Nonresident Holder and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax convention.

The Information Circular contains a summary of the principal Canadian federal income tax considerations in respect of the Arrangement, and the above comments are qualified in their entirety by reference to such summary. See "Certain Canadian Federal Income Tax Considerations".

Holders of Western Copper Options and Western Copper Warrants should be aware that the exercise or other disposition of such securities may have tax consequences in Canada and elsewhere. This Circular does not describe the Canadian or foreign tax consequences of an exercise or other disposition of Western Copper Options or Western Copper Warrants. Holders of such securities should consult their own tax advisors in this regard.

UNITED STATES INCOME TAX CONSIDERATIONS

The Arrangement will be effected under applicable provisions of Canadian corporate law, which are technically different from analogous provisions of U.S. corporate law. Therefore, the U.S. federal income tax consequences of certain aspects of the Arrangement are not certain. This summary assumes that the steps of the Arrangement, as described above, including the distribution of Copper North Shares and NorthIsle Shares pursuant to the Arrangement, will properly be treated, under the step-transaction doctrine or otherwise, as (i) a tax-deferred exchange by Shareholders of their Western Copper Shares for Western Amalco Common Shares, either under Section 1036 or Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended ("Code"), combined with (ii) a distribution of the Copper North Shares and NorthIsle Shares under Section 301 of the Code. There can be no assurance that the Internal Revenue Service ("IRS") will not challenge this characterization of the Arrangement or that, if challenged, a U.S. court would not agree with the IRS. Each U.S. Holder should consult its own tax advisor regarding the proper treatment of the Arrangement for U.S. federal income tax purposes.

Western Copper believes it was a passive foreign investment company ("PFIC") as defined under "Certain United States Federal Income Tax Considerations" for prior taxable years, and based on current business plans and financial projections, Western Copper expects to be a PFIC for the taxable year which includes the Arrangement, and that Western Amalco (known as Western Copper after the Effective Date) will be a PFIC following the Arrangement. Thus, U.S. Holders (as defined below) could potentially be subject to adverse U.S. federal income tax consequences applicable to certain distributions from a PFIC in connection with the distribution of Copper North Shares pursuant to the Arrangement unless one of the elections described under "Certain United States Federal Income Tax Considerations" has been timely and effectively made.

The discussion in this summary is qualified in its entirety by the more detailed discussion of the U.S. federal income tax consequences of the Arrangement in this Information Circular under "Certain United States Federal Income Tax Considerations". U.S. Holders of Western Copper Shares should consult their own tax advisors with respect to the U.S. federal income tax consequences of holding shares in a PFIC and regarding the U.S. tax implications to them of the Arrangement.

OTHER TAX CONSIDERATIONS

This Information Circular does not address any tax considerations of the Arrangement other than certain Canadian federal and United States federal income tax considerations. Shareholders of Western Copper who are resident in jurisdictions other than Canada and the United States should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning Western Amalco Common Shares, Copper North Shares and NorthIsle Shares after the Arrangement. Shareholders of Western Copper should also consult their own tax advisors regarding provincial, state or territorial tax considerations of the Arrangement or of holding Western Amalco Common Shares, Copper North Shares and NorthIsle Shares.

SECURITIES LAWS INFORMATION FOR CANADIAN SECURITYHOLDERS

The following disclosure is provided as general information only. Each Western Copper securityholder should consult his own professional advisors to determine the conditions and restrictions applicable to trades in Western Copper, Copper North and NorthIsle securities.

The issuance of the Western Copper, Copper North and NorthIsle securities pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian securities legislation. The Western Amalco Common Shares, Copper North Shares and NorthIsle Shares issued to Shareholders pursuant to the Arrangement may be resold in each of the provinces and territories of Canada provided the holder is not a 'control person' as defined in the applicable legislation, no unusual effort is made to prepare the market or create a demand for the security that is the subject of the trade and no extraordinary commission or consideration is paid to a person or company in respect of the trade.

The resale of any Western Amalco Common Shares, Copper North Shares and NorthIsle Shares acquired in connection with the Arrangement may be required to be made through properly registered securities dealers. Each holder is urged to consult professional advisers to determine the conditions and restrictions applicable to trades in such securities.

See "Securities Laws Considerations – Canadian Securities Laws and Resale of Securities" in the Information Circular.

SECURITIES LAWS INFORMATION FOR UNITED STATES SECURITYHOLDERS

The following disclosure is provided as general information only; each Western Copper securityholder should consult his own professional advisors to determine the conditions and restrictions applicable to trades in Western Copper, Copper North and NorthIsle securities.

The issuance or distribution of Western Amalco Common Shares, Copper North Shares and NorthIsle Shares to Shareholders pursuant to the Arrangement and the offer or sale of Western Amalco Common Shares, Copper North Shares and NorthIsle Shares upon exercise of Western Copper Options and Western Copper Warrants following completion of the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any State of the United States. The issuance and distribution of Western Amalco Common Shares, Copper North Shares and NorthIsle Shares to Shareholders in exchange for Western Copper Class B Shares is being effected in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and exemptions from any applicable state securities laws. The Western Amalco Common Shares, Copper North Shares and NorthIsle Shares received by Shareholders pursuant to the Arrangement (but not the Western Amalco Common Shares, Copper North Shares and NorthIsle Shares issuable upon the exercise of Western Copper Options or Western Copper Warrants) will be freely transferable under U.S. federal securities laws, except by persons who are "affiliates" or were affiliates within 90 days prior to the Effective Time of Western Copper in respect of the Western Amalco Common Shares, Copper North, in respect of Copper North Shares or NorthIsle, in respect of NorthIsle Shares. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Usually this includes the directors, executive officers and major shareholders (10% or greater) of the issuer.

The solicitation of proxies contemplated hereby is being made by a Canadian issuer in accordance with Canadian corporate and securities laws and is not subject to the requirements of Section 14(a) of the U.S. Exchange Act. Shareholders should be aware that disclosure and procedural requirements under such Canadian laws may differ from requirements under United States corporate and securities laws relating to United States corporations for proxy solicitations. The financial statements incorporated by reference in this Information Circular and pro forma and carve-out financial statements included in this Information Circular have been prepared in accordance with generally accepted accounting principles in Canada, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States corporations.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that the parties to the Arrangement are organized under the laws of jurisdictions other than the United States, that the majority of officers and directors are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that all or a substantial portion of the assets of the parties to the Arrangement and such persons may be located outside the United States.

See "Securities Laws Considerations – U.S. Securities Laws and Resale of Securities" in the Information Circular.

THE ARRANGEMENT AND THE WESTERN COPPER, COPPER NORTH AND NORTHISLE SECURITIES TO BE ISSUED PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

RISK FACTORS

The securities of Western Copper, Copper North and NorthIsle should be considered highly speculative investments and the transactions contemplated herein should be considered of a high-risk nature. Shareholders should carefully consider all of the information disclosed in this Information Circular prior to voting on the matters being put before them at the Meeting.

There are risk factors associated with the transaction including (i) market reaction to the Arrangement and the future trading prices of securities of Western Copper, Copper North or NorthIsle, if listed, cannot be predicted; (ii) the transactions may give rise to significant adverse tax consequences to security holders of Western Copper and each securityholder should consult his or her own tax advisor as to the tax consequences to such securityholder as a result of the Arrangement; (iii) uncertainty as to whether the Arrangement will have a positive impact on the entities involved in the transactions; (iv) the completion of the Arrangement will reduce the assets of Western Copper; and (vi) there is no assurance that required regulatory or court approvals will be received or that the Copper North Shares or NorthIsle Shares will be listed on a stock exchange.

There are risks associated with the businesses of Western Copper, Copper North and NorthIsle that should be considered by investors, including (i) the need for additional capital, principally through equity financing and the risk that such funds may not be raised; (ii) the speculative nature of exploration and the early stages of the Companies' properties; (iii) the effect of changes in commodity prices; (iv) regulatory risks that development will not be acceptable for social, environmental or other reasons; (v) reliance on the management; (vi) the potential for conflicts of interest; and (vii) other risks associated with the particular Companies as described in greater detail elsewhere in the Information Circular.

See "Particulars of Matters to be Acted Upon – The Arrangement – Arrangement Risk Factors", "Copper North Mining Corp. – Risk Factors", "NorthIsle Copper and Gold Inc. – Risk Factors" and "Western Copper Corporation – Risk Factors".

COPPER NORTH STOCK OPTION PLAN

In contemplation of the completion of the Arrangement, Shareholders will be asked to approve a stock option plan for Copper North at the Meeting.

See "Particulars of Matters to be Acted Upon – Copper North Stock Option Plan".

NORTHISLE STOCK OPTION PLAN

In contemplation of the completion of the Arrangement, Shareholders will be asked to approve a stock option plan for NorthIsle at the Meeting.

See "Particulars of Matters to be Acted Upon – NorthIsle Stock Option Plan".

FORWARD LOOKING STATEMENTS

This Information Circular, including documents incorporated by reference herein, contains "forward-looking statements" and "forward-looking information" (together, "forward-looking statements") within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this Information Circular or, in the case of documents incorporated by reference herein, as of the date of such documents and, except as required under applicable securities legislation, the Companies do not intend, and do not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to the future price of commodities, the estimation of mineral resources, the realization of mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage, the completion of the Arrangement, the completion of financings, anticipated working capital balances and future listings and regulatory approvals. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Western Copper, Copper North or NorthIsle to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors may include, among others, risks related to the Arrangement and the businesses of Western Copper, Copper North and NorthIsle as separate entities, risks related to the integration of acquisitions; risks related to joint venture operations; actual results of current exploration activities; actual results of reclamation activities; future metal prices; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental or regulatory approvals or financing or in the completion of development activities, as well as those factors discussed in the section entitled "Risk Factors" in this Information Circular.

Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements in this Information Circular, Western Copper, Copper North and NorthIsle have applied several material assumptions, including, but not limited to, the assumptions that: (1) market fundamentals will result in sustained commodity demand and prices; (2) the development of mineral projects will be viable operationally and economically and proceed as expected; and (3) any additional financing needed will be available on reasonable terms. Other assumptions are discussed throughout this Information Circular and, in particular, under "Risk Factors" herein and under "Risk and Uncertainties" and "Financial Instruments and Other Instruments" of the management's discussion and analysis of Western Copper filed on SEDAR and incorporated herein by reference. Pro forma information contained herein based on the assumption that the Arrangement will be completed as contemplated herein. Although Western Copper, Copper North and NorthIsle have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed by Western Copper with securities commissions or similar regulatory authorities in Canada (the "Canadian Securities Authorities"), are specifically incorporated by reference into, and form an integral part of, this Information Circular:

1.

Audited consolidated financial statements for the financial years ended December 31, 2010, December 31, 2009 and December 31, 2008 and the related management's discussion and analysis filed on SEDAR on March 24, 2011;

2.	Unaudited consolidated financial statements for the six month periods ended June 30, 2011 and June 30, 2010 and the related management's discussion and analysis filed on SEDAR on August 12, 2011;

3.	Information circular dated May 18, 2011 and filed on SEDAR on May 30, 2011;

4.	Annual information form dated March 24, 2011 and filed on SEDAR on March 24, 2011;

5.

Technical report entitled "2011 Qualifying Report for the Carmacks Copper Deposit, Yukon Territory" and dated August 22, 2011 prepared by Scott Casselman, P. Geo. in respect of the Carmacks Property and filed on SEDAR on September 2, 2011; and

6.

Technical report entitled "Technical Report on the Island Copper Property, Vancouver Island, British Columbia" and dated August 22, 2011 prepared by Christopher Baldys, P. Eng., Arnd Burgert, P. Geo. and Jacques Houle, P. Eng. in respect of the NorthIsle Property and filed on SEDAR on September 2, 2011.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Western Copper at Suite 2050, 1111 West Georgia Street, Vancouver, British Columbia, V6E 4M3 (Telephone (604) 684-9497). These documents are also available under Western Copper's profile on the SEDAR website at www.sedar.com and at the EDGAR website at www.sec.gov.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained in this Information Circular or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Information Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

GLOSSARY OF TERMS

In this Information Circular, the following capitalized words and terms shall have the following meanings:

Aggregate Value

The sum of: (a) the fair market value of a Western Amalco Class A Share determined in accordance with Section 3.01(t)(i)(B) of the Plan of Arrangement; (b) the product of 0.5 and the fair market value of a Copper North Share determined in accordance with Section 3.01(t)(ii)(B) of the Plan of Arrangement; and (c) the product of 0.5 and the fair market value of a NorthIsle Share determined in accordance with Section 3.01(t)(iii)(B) of the Plan of Arrangement.

Amalco

CRS Copper Resources Corp., the corporate entity to be formed as a result of the vertical short form amalgamation between CRS and its wholly-owned subsidiary, Moraga, pursuant to Section 3.01(c) of the Plan of Arrangement.

Amalco Shares	The common shares without par value of Amalco.

Amalco2

Lurprop Holdings Ltd., the corporate entity to be formed as a result of the vertical short form amalgamation between Lurprop and its wholly-owned subsidiary, Amalco, pursuant to Section 3.01(f) of the Plan of Arrangement.

Amalco2 Shares	The common shares without par value of Amalco2.

AMEX	NYSE Amex Equities Stock Exchange.

Arrangement

The arrangement by way of plan of arrangement involving Western Copper, its securityholders, Copper North and NorthIsle to be completed pursuant to the provisions of Section 288 of the BCBCA on the terms and conditions set out in the Plan of Arrangement and any amendments thereto or variations thereof made in accordance with its terms and the Arrangement Resolution.

Arrangement Agreement

The Arrangement Agreement dated as of August 18, 2011 among Western Copper, Copper North, NorthIsle, Casino Mining, Carmacks, Lurprop, CRS, Moraga, Carmacks Mining, Redbed and North Island Mining, as amended and restated as of August 30, 2011.

Arrangement Resolution	The Special Resolution approving the Arrangement to be voted on by securityholders at the Meeting, the full text of which is attached as Schedule "A" to this Information Circular.

BCBCA	The Business Corporations Act (British Columbia), as amended.

BCSC	British Columbia Securities Commission.

Carmacks	Carmacks Copper Ltd., a company existing under the laws of the Province of British Columbia.

Carmacks Mining	Carmacks Mining Corp., a company existing under the laws of the Province of British Columbia.

Carmacks Mining Shares	The common shares without par value of Carmacks Mining.

Carmacks Property	Mineral claims, leases or other mineral property interests and assets known as the Carmacks project located in the Yukon Territory currently held by Carmacks.

Carmacks Shares	The common shares without par value of Carmacks.

Casino Mining	Casino Mining Corp., a company existing under the laws of the Province of British Columbia.

Casino Mining Shares	The common shares without par value of Casino Mining.

Casino Property	Mineral claims, leases or other mineral property interests and assets known as the Casino project located in the Yukon Territory currently held by CRS.

CEO	Chief Executive Officer.

CFO	Chief Financial Officer.

Companies	Together, Western Copper, Copper North and NorthIsle or individually, a "Company".

COO	Chief Operating Officer

Copper North	Copper North Mining Corp., a company existing under the laws of the Province of British Columbia.

Copper North Incorporator's Share	The one Copper North Share held by Western Copper in connection with the incorporation of Copper North.

Copper North Properties	Collectively, the Carmacks Property and Redstone Property.

Copper North Shares	The common shares without par value of Copper North.

Copper North Stock Option In-The-Money Amount

In respect of a Western Copper Stock Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Copper North Shares that a holder is entitled to acquire on exercise of a Copper North Stock Option at and from the Effective Time exceeds the amount payable to acquire such shares.

Copper North Stock Options

The stock options of Copper North for the purchase of Copper North Shares issued in exchange for Western Copper Stock Options pursuant to Section 3.01 of the Plan of Arrangement and under Copper North's stock option plan.

Court	The Supreme Court of British Columbia.

CRS	CRS Copper Resources Corp., a company existing under the laws of the Province of British Columbia.

CRS Shares	The common shares without par value of CRS.

Depositary	Computershare Investor Services Inc. located at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

EDGAR	Electronic data gathering analysis and retrieval system of the SEC at www.sec.gov.

Effective Date	The effective date set forth on the final notice of alteration of Western Copper that is filed with the British Columbia Registrar of Companies in connection with the Arrangement.

Effective Time

12:01 a.m. on the Effective Date, unless otherwise set forth on the final notice of alteration of Western Copper that is filed with the British Columbia Register of Companies in connection with the amendment to the authorized share structure of Western Copper under Section 3.01 of the Plan of Arrangement.

Fairness Advisor	Salman Partners Inc. of Vancouver, British Columbia, the fairness advisor in respect of Western Copper.

Final Order	The final order of the Court approving the Arrangement.

GAAP	Generally accepted accounting principles in effect in Canada including the accounting recommendations published in the Handbook of the Canadian Institute of Chartered Accountants.

IFRS	International financial reporting standards.

Interim Order

The interim order of the Court dated August 22, 2011 pursuant to Section 288 of the BCBCA, providing for, among other things, the calling of the Meeting, a copy of which is attached as Schedule "F" to this Information Circular.

Lurprop	Lurprop Holdings Ltd., a company existing under the laws of the Province of British Columbia.

Lurprop Shares	The common shares without par value of Lurprop.

Meeting	The special meeting of Shareholders to be held at 11:00 a.m. (Vancouver time) on Monday, October 3, 2011 and any adjournment or postponement thereof.

Moraga	Moraga Resources Ltd., a company existing under the laws of the Province of British Columbia.

Moraga Shares	The common shares without par value of Moraga.

New Western Amalco Stock Option	Has the meaning assigned in Section 3.01(t) of the Plan of Arrangement.

New Western Amalco Stock	In respect of a Western Copper Stock Option means the amount, if any, by which the

Option In-The-Money Amount

total fair market value (determined immediately after the Effective Time) of the Western Amalco Class A Shares that a holder is entitled to acquire on exercise of a New Western Amalco Stock Option at and from the Effective Time exceeds the amount payable to acquire such shares.

NI 43-101	National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

North Island Mining	North Island Mining Corp., a company existing under the laws of the Province of British Columbia.

North Island Mining Shares	The common shares without par value of North Island Mining.

NorthIsle	NorthIsle Copper and Gold Inc., a company existing under the laws of the Province of British Columbia.

NorthIsle Incorporator's Share	The one NorthIsle Share held by Western Copper in connection with the incorporation of NorthIsle.

NorthIsle Property or Island Copper Project	Mineral claims, leases or other mineral property interests and assets known as the Island Copper project located on Vancouver Island, British Columbia currently held by Moraga.

NorthIsle Shares	The common shares without par value of NorthIsle.

NorthIsle Stock Option In- The-Money Amount

In respect of a Western Copper Stock Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the NorthIsle Shares that a holder is entitled to acquire on exercise of a NorthIsle Stock Option at and from the Effective Time exceeds the amount payable to acquire such shares.

NorthIsle Stock Options

The stock options of NorthIsle for the purchase of NorthIsle Shares issued in exchange for Western Copper Stock Options, pursuant to Section 3.01 of the Plan of Arrangement and under NorthIsle's stock option plan.

Notice of Exercise

The notice of exercise to be delivered by Western Copper, following the Effective Time on each exercise of a Western Copper Warrant the terms of which require Copper North Shares and NorthIsle Shares to be issued, to Copper North and NorthIsle, pursuant to Section 5.04(b) of the Plan of Arrangement.

Old Western Copper Stock Option In-The-Money Amount

In respect of a Western Copper Stock Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Western Copper Shares that a holder is entitled to acquire on exercise of a Western Copper Stock Option immediately before the Effective Time exceeds the amount payable to acquire such shares.

Plan of Arrangement	The plan of arrangement attached as Schedule "E" hereto, and any amendment thereto agreed to by the directors of each of the Companies.

Record Date	August 15, 2011, being the date determined by Western Copper for determining Shareholders entitled to receive notice of and vote at the Meeting.

Redbed	Redbed Resources Corp., a company existing under the laws of the Province of British Columbia.

Redbed Shares	The common shares without par value of Redbed.

Redstone Property	Mineral claims, leases or other mineral property interests and assets known as the Redstone project located in the Northwest Territories currently held by CRS.

Registered Holder	A holder of record of Western Copper Shares.

Registrar	The British Columbia Registrar of Companies appointed under Section 400 of the BCBCA.

SEC	U.S. Securities and Exchange Commission.

Securities Legislation

The securities legislation of the provinces and territories of Canada, and the U.S. Exchange Act and U.S. Securities Act each as now enacted or as amended and the applicable rules, regulations, rulings, orders, instruments and forms made or promulgated under such statutes, as well as the rules, regulations, by-laws and policies of the TSX, the TSXV and the AMEX.

SEDAR	System for Electronic Document Analysis and Retrieval at www.sedar.com.

Shareholder or holder of shares	A registered or beneficial holder of Western Copper Shares.

Special Resolution

A resolution required to be approved under the BCBCA by not less than two thirds (2/3) of the votes cast by those Shareholders who (being entitled to do so) vote in person or by proxy at the Meeting for which the appropriate notice has been given.

Tax Act	The Income Tax Act (Canada).

TSX	Toronto Stock Exchange.

TSXV	TSX Venture Exchange.

U.S. Exchange Act	The United States Securities Exchange Act of 1934, as amended.

U.S. Securities Act	The United States Securities Act of 1933, as amended.

U.S. Tax Code	The U.S. Internal Revenue Code of 1986, as amended.

United States	The United States of America, its territories and possessions, any State of the United States and the District of Columbia.

Western Amalco

Western Copper and Gold Corporation, the corporate entity to be formed as a result of the vertical short form amalgamation among Western Copper and its wholly-owned subsidiaries, Carmacks and Amalco2, pursuant to Sections 3.01(i) to 3.01(l) of the Plan of Arrangement.

Western Amalco Class A Shares

Class A common shares without par value of Western Amalco, which are to be created in accordance with the Plan of Arrangement which will have the same rights and restrictions as the Western Copper Shares immediately prior to the Effective Date.

Western Amalco Class A Voting Par Value Shares

Class A voting shares, each with a par value of $0.00001, of Western Amalco, which will have the same rights and restrictions as the Western Copper Class A Voting Par Value Shares immediately prior to the Effective Date.

Western Amalco Class B Shares

Western Amalco Shares, once they have been redesignated as Class B common shares, which will have the same rights and restrictions as the Western Copper Shares immediately prior to the Effective Date in addition to the right to provide any holder of Western Amalco Class B Shares owning more than 80% of the issued and outstanding Western Amalco Class B Shares with the right to requisition the directors of Western Amalco to call a meeting of the holders of Western Amalco Class B Shares for the purposes stated in the requisition and should the directors of Western Amalco not call such meeting within two days after receiving such requisition a shareholder who made such requisition may call a meeting in the manner in which such meeting may be called under the BCBCA and the articles of Western Amalco.

Western Amalco Common Shares	Western Amalco Class A Shares, once they have been altered by changing their identifying name to "Common Shares" in accordance with Section 3.01(x) of the Plan of Arrangement.

Western Amalco Shares	The common shares without par value of Western Amalco, which will have the same rights and restrictions as the Western Copper Shares immediately prior to the Effective Date.

Western Copper	Western Copper Corporation, a company existing under the laws of the Province of British Columbia.

Western Copper Class A Voting Par Value Shares	Class A voting shares, each with a par value of $0.00001, of Western Copper.

Western Copper Preferred Shares	Preferred shares without par value of Western Copper.

Western Copper Securityholders	Holders of Western Copper Shares, Western Copper Options and Western Copper Warrants and other securities convertible into Western Copper Shares.

Western Copper Shares	Common shares without par value of Western Copper.

Western Copper Stock Options	The stock options of Western Copper for the purchase of Western Copper Shares issued under Western Copper's stock option plan.

Western Copper Warrant Certificates	The certificates representing the Western Copper Warrants.

Western Copper Warrant Indenture	The Warrant indenture between Western Copper and the Depositary as the Warrant Agent dated December 22, 2010 governing the terms of certain of the Western Copper Warrants.

Western Copper Warrants	The issued and outstanding share purchase warrants of Western Copper for the purchase of Western Copper Shares.

WESTERN COPPER CORPORATION
Suite 2050, 1111 West Georgia Street
Vancouver, British Columbia
V6E 4M3
Tel: (604) 684-9497
Fax: (604) 669-2926

INFORMATION CIRCULAR

(As at August 31, 2011, except as indicated)

Western Copper is providing this Information Circular and a form of proxy in connection with management's solicitation of proxies for use at the special meeting (the "Meeting") of Western Copper to be held on Monday, October 3, 2011 and at any adjournments. Unless the context otherwise requires, when we refer in this Information Circular to Western Copper, its subsidiaries are also included. Western Copper will conduct its solicitation by mail and officers and employees of Western Copper may, without receiving special compensation, also telephone or make other personal contact. Western Copper will pay the cost of solicitation.

GENERAL PROXY INFORMATION

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of Western Copper (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.

Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of Western Copper knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of Western Copper's registrar and transfer agent, Computershare Investor Services Inc. by mail at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 or by fax to (604) 689-8144, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of Western Copper as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of Western Copper are "non-registered" shareholders because the Shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the Shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, Western Copper has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation permits Western Copper to forward meeting materials directly to "non objecting beneficial owners". If Western Copper or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, Western Copper (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of Western Copper, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Western Copper is authorized to issue an unlimited number of common shares without par value, an unlimited number of preferred shares without par value and an unlimited number of Class A voting shares, each with a par value of $0.0001, of which 92,975,570 Western Copper Shares, no Western Copper Preferred Shares and no Western Copper Class A Voting Par Value Shares are issued and outstanding as at the date of this Information Circular. Persons who are registered holders of Western Copper Shares at the close of business on August 15, 2011 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held.

To the knowledge of the Directors and executive officers of Western Copper, no person beneficially owns, controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to all shares of Western Copper.

PARTICULARS OF MATTERS TO BE ACTED UPON – THE ARRANGEMENT

The Arrangement will become effective on the Effective Date, subject to satisfaction of the applicable conditions. The disclosure of the principal features of the Arrangement among Western Copper, its securityholders, Copper North and NorthIsle, as summarized below, is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is available under Western Copper's profile on SEDAR at www.sedar.com and as an exhibit to Western Copper's Form 6-K filed on EDGAR and available at www.sec.gov.

PRINCIPAL STEPS OF THE ARRANGEMENT

On the Effective Date of the Arrangement, the following shall occur and be deemed to occur in the following order without any further act or formality:

(a)

each issued Western Copper Share held by a dissenting Shareholder is acquired by Western Copper in consideration for Western Copper agreeing to pay the amount to be paid as determined in accordance with the Plan of Arrangement in respect of the dissenting shares;

(b)	the stated capital in respect of the Moraga Shares shall be reduced to $1.00 without any repayment of capital in respect thereof;

(c)	CRS and Moraga shall amalgamate to form one corporate entity (i.e., Amalco) under the provisions of section 273 of the BCBCA;

(d)	the stated capital in respect of the Amalco Shares shall be reduced to $1.00 without any repayment of capital in respect thereof;

(e)	Lurprop and Amalco shall amalgamate to form one corporate entity (i.e., Amalco2) under the provisions of section 273 of the BCBCA;

(f)	the stated capital in respect of the Amalco2 Shares shall be reduced to $1.00 without any repayment of capital in respect thereof;

(g)	the stated capital in respect of the Carmacks Shares shall be reduced to $1.00 without any repayment of capital in respect thereof;

(h)	Carmacks, Amalco2 and Western Copper shall amalgamate to form one corporate entity (i.e., Western Amalco) under the provisions of section 273 of the BCBCA;

(i)	the name of Western Alamco shall be changed from "Western Copper Corporation" to "Western Copper and Gold Corporation";

(j)

Copper North shall purchase the Carmacks Property, the Redstone Property and $2 million cash from Western Amalco in consideration for the issuance of that number of Copper North Shares that is equal to the product of 0.5 and the number of issued and outstanding Western Amalco Shares immediately after step 3.01(k) in the Plan of Arrangement. The stated capital of the Copper North Shares shall be increased by an amount equal to the sum of $2 million and the fair market value of the Carmacks Property and the Redstone Property;

(k)

Carmacks Mining shall purchase the Carmacks Property from Copper North in consideration for the issuance of 100 Carmacks Mining Shares. The stated capital of the Carmacks Mining Shares shall be increased by an amount equal to the fair market value of the Carmacks Property;

(l)

Redbed shall purchase the Redstone Property from Copper North in consideration for the issuance of 100 Redbed Shares. The stated capital of the Redbed Shares shall be increased by an amount equal to the fair market value of the Redstone Property;

(m)

NorthIsle shall purchase the NorthIsle Property and $2.5 million cash from Western Amalco in consideration for the issuance of that number of NorthIsle shares that is equal to the product of 0.5 and the number of issued and outstanding Western Amalco Shares immediately after step 3.01(k). The stated capital of the NorthIsle Shares shall be increased by an amount equal to the sum of $2.5 million and the fair market value of the NorthIsle Property;

(n)

North Island Mining shall purchase the NorthIsle Property from NorthIsle in consideration for the issuance of 100 North Island Mining Shares. The stated capital of the North Island Mining Shares shall be increased by an amount equal to the fair market value of the NorthIsle Property;

(o)

Casino Mining shall purchase the Casino Property from Western Amalco in consideration for the issuance of 100 Casino Mining Shares. The stated capital of the Casino Mining Shares shall be increased by an amount equal to the fair market value of the Casino Property;

(p)	the authorized capital of Western Amalco will be amended by:

(i)	the elimination of the Western Amalco Class A Voting Par Value Shares from the authorized capital of Western Amalco;

(ii)	the creation of an unlimited number of Western Amalco Class A Shares; and

(iii)

redesignating the Western Amalco Shares as Western Amalco Class B Shares and amending the rights, privileges, restrictions and conditions of such shares to provide any holder of Western Amalco Class B Shares owning more than 80% of the issued and outstanding Western Amalco Class B Shares with the right to requisition the directors of Western Amalco to call a meeting of the holders of Western Amalco Class B Shares for the purposes stated in the requisition and should the directors of Western Amalco not call such meeting within two days after receiving such requisition a shareholder who made such requisition may call a meeting in the manner in which such meeting may be called under the BCBCA and the articles of Western Amalco, and the Notice of Articles and the Articles of Western Amalco are amended accordingly;

(q)	each Western Copper Stock Option outstanding immediately before the Effective Date will be exchanged for:

	(i)	a New Western Amalco Stock Option pursuant to which:

(A)

the holder of the New Western Amalco Stock Option will be entitled to acquire, upon exercise of the New Western Amalco Stock Option, that number of Western Amalco Class A Shares (to be redesignated as Western Amalco Common Shares pursuant to Section 3.01(y) of the Plan of Arrangement) that is equal to the number of Western Copper Shares that was issuable upon exercise of the Western Copper Stock Option immediately before the Effective Time; and

(B)

the exercise price per Western Amalco Class A Share will be equal to the product of: (1) the exercise price of the Western Copper Stock Option determined immediately before the Effective Time; and (2) the proportion that the fair market value of a Western Amalco Class A Share (which fair market value shall be determined based on the 5-day volume weighted average trading price of the Western Amalco Common Shares immediately following the date on which the Copper North Shares and NorthIsle Shares commence trading on the TSXV, or such other determination as may be acceptable to the TSX and TSXV) is of the Aggregate Value;

	(ii)	a Copper North Stock Option pursuant to which:

(A)

the holder of the Copper North Stock Option will be entitled to acquire, upon exercise of the Copper North Stock Option, that number of Copper North Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Western Copper Shares to which such holder was theretofore entitled upon exercise of the Western Copper Stock Option; and

(B)

the exercise price per Copper North Share will be equal to the product of: (1) the exercise price of the Western Copper Stock Option determined immediately before the Effective Time; and (2) the proportion that the fair market value of a Copper North Share (which fair market value shall be determined based on the 5-day volume weighted average trading price of the Copper North Shares immediately following the date on which the Copper North Shares and NorthIsle Shares commence trading on the TSXV, or such other determination as may be acceptable to the TSX and TSXV) is of the Aggregate Value; and

	(iii)	a NorthIsle Stock Option pursuant to which:

(A)

the holder of the NorthIsle Stock Option will be entitled to acquire, upon exercise of the NorthIsle Stock Option, that number of NorthIsle Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Western Copper Shares to which such holder was theretofore entitled upon exercise of the Western Copper Stock Option; and

(B)

the exercise price per NorthIsle Share will be equal to the product of: (1) the exercise price of the Western Copper Stock Option determined immediately before the Effective Time; and (2) the proportion that the fair market value of a NorthIsle Share (which fair market value shall be determined based on the 5- day volume weighted average trading price of the NorthIsle Shares immediately following the date on which the Copper North Shares and NorthIsle Shares commence trading on the TSXV, or such other determination as may be acceptable to the TSX and TSXV) is of the Aggregate Value.

(r)

(i) in accordance with the terms of the Western Copper Warrant Indenture and/or the Western Copper Warrant Certificates, as the case may be, each holder of a Western Copper Warrant outstanding immediately prior to the Effective Time shall receive (and such holder shall accept) upon the exercise of such holder's Western Copper Warrant, in lieu of each Western Copper Share to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefor, the number of Western Amalco Class A Shares, Copper North Shares and NorthIsle Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Western Copper Shares to which such holder was theretofore entitled upon exercise of the Western Copper Warrants; and (ii) such Western Copper Warrant shall continue to be governed by and be subject to the terms of the Western Copper Warrant Indenture and/or Western Copper Warrant Certificates, as the case may be;

(s)

each issued Western Amalco Class B Share will be exchanged with Western Amalco for one Western Amalco Class A Share, 0.5 Copper North Shares and 0.5 NorthIsle Shares and the certificates representing the outstanding Western Amalco Class B Shares shall thereafter represent Western Amalco Class A Shares;

(t)

the stated capital of Western Amalco for the outstanding Western Amalco Class A Shares will be an amount equal to the stated capital of Western for the Western Copper Shares immediately before the Effective Time less the sum of: (i) the fair market value of the Copper North Shares distributed to shareholders of Western Copper pursuant to Section 3.01(v) of the Plan of Arrangement; (ii) the fair market value of the NorthIsle Shares distributed to shareholders of Western Copper pursuant to Section 3.01(v) of the Plan of Arrangement; and (iii) the stated capital of Western for the Western Copper Shares acquired by Western from dissenting shareholders pursuant to Section 3.01(a) of the Plan of Arrangement;

(u)	the Copper North Incorporator's Share and the NorthIsle Incorporator's Share will be cancelled without any repayment of capital in respect thereof; and

(v)

the Western Amalco Class B Shares will be eliminated from the authorized capital of Western Amalco and the Western Amalco Class A Shares are altered by changing their identifying name to "Common Shares".

The board of directors of Western Copper may, in its absolute discretion, determine whether or not to proceed with the Arrangement without further approval, ratification or confirmation by the Shareholders.

EFFECT OF THE ARRANGEMENT

As a result of the Arrangement, Shareholders (other than dissenting Shareholders) will receive 1 Western Amalco Common Share, 0.5 of a Copper North Share and 0.5 of a NorthIsle Share for each Western Copper Share held.

It is expected that the issued capital of Copper North will be approximately 46,487,785 Copper North Shares, post-Arrangement (assuming no currently outstanding Western Copper Options or Western Copper Warrants are exercised prior to the Effective Date), all of which will be held by shareholders of Western Copper upon completion of the Arrangement.

It is expected that the issued capital of NorthIsle will be approximately 46,487,785 NorthIsle Shares, post-Arrangement (assuming no currently outstanding Western Copper Options or Western Copper Warrants are exercised prior to the Effective Date), all of which will be held by shareholders of Western Copper upon completion of the Arrangement.

Following the completion of the Arrangement, Western Amalco will have approximately 92,975,570 Western Amalco Common Shares issued and outstanding (assuming no additional issuances of Western Copper Shares are completed prior to the completion of the Arrangement).

On completion of the Arrangement, Western Amalco will indirectly hold the Casino Property, Copper North will indirectly hold all of the Copper North Properties and NorthIsle will indirectly hold the NorthIsle Property.

On completion of the Arrangement, Copper North and NorthIsle will each be a reporting issuer or the equivalent in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, the Northwest Territories and the Yukon Territory and it is the intention of Copper North to apply for listing of the Copper North Shares on the TSXV and for NorthIsle to apply for listing of the NorthIsle Shares on the TSXV. Any such listing will be subject to meeting the listing requirements of the TSXV.

On completion of the Arrangement, Western Copper, following the change of its corporate name as contemplated by step (i) of the above summary of the Arrangement, will be known as "Western Copper and Gold Corporation", but until such name change is effective will continue to be known publicly by its prior name notwithstanding that the company is referred to herein as Western Amalco for purposes of delineating the steps of the Arrangement.

On completion of the Arrangement, the authorized capital of Western Copper, to be known as "Western Copper and Gold Corporation", following the elimination of the Western Amalco Class A Voting Par Value Shares, the elimination of the Western Amalco Class B Shares and the changing of the identifying name of the Western Amalco Class A Shares to "Common Shares" at steps (p)(i) and (v) respectively of the Arrangement summarized above, will consist of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. In particular, the rights and restrictions incident to the Western Amalco Shares received by the Shareholders following the exchanges and redesignations of securities contemplated by the Arrangement will be identical to the rights and restrictions incident to the Western Copper Shares prior to the Arrangement.

On completion of the Arrangement, Western Copper and Gold Corporation, formerly known as "Western Copper Corporation", will continue to be a reporting issuer in the Canadian jurisdictions where Western Copper is currently a reporting issuer, and a reporting company in the United States and its common shares will be traded on the TSX and AMEX.

Assuming no currently outstanding Western Copper Options or Western Copper Warrants are exercised prior to the Effective Date, it is expected that Copper North's share capital, post-Arrangement, will be as follows:

Capitalization	No. of Copper North Shares
Copper North Incorporator's Share issued to Western Copper	1
Cancellation of Copper North Incorporator's Share(1)	(1)
Copper North Shares issued in connection with Arrangement(2)	46,487,785
Total(2)(3)	46,487,785

(1)	In accordance with the terms of the Plan of Arrangement.
(2)	Assumes there are no dissenting Shareholders.
(3)

Up to an additional 5,537,175 Copper North Shares may be issued if all of the currently outstanding Western Copper Options and Western Copper Warrants are exercised. See "Arrangement" in the Information Circular.

Assuming no currently outstanding Western Copper Options or Western Copper Warrants are exercised prior to the Effective Date, it is expected that NorthIsle's share capital, post-Arrangement, will be as follows:

Capitalization	No. of NorthIsle Shares
NorthIsle Incorporator's Share issued to Western Copper	1
Cancellation of NorthIsle Incorporator's Share(1)	(1)
NorthIsle Shares issued in connection with Arrangement(2)	46,487,785
Total(2)(3)	46,487,785

(1)	In accordance with the terms of the Plan of Arrangement.
(2)	Assumes there are no dissenting Shareholders.
(3)

Up to an additional 5,537,175 NorthIsle Shares may be issued if all of the currently outstanding Western Copper Options and Western Copper Warrants are exercised. See "Arrangement" in the Information Circular.

The above figures under "Effect of the Arrangement" are derived applying the number of securities of Western Copper outstanding as at August 31, 2011.

DIRECTORS AND OFFICERS OF COPPER NORTH

The board of directors of Copper North consists of Dale Corman, Robert Gayton, Sally Eyre and David Street. Sally Eyre is the CEO and Julien François is the CFO and Corporate Secretary of Copper North. Dale Corman, Robert Gayton and Julien François are existing directors and/or officers of Western Copper. See "Copper North Mining Corp. – Directors and Officers" in the Information Circular for information on the directors and officers of Copper North.

DIRECTORS AND OFFICERS OF NORTHISLE

The board of directors of NorthIsle consists of Dale Corman, Robert Gayton, John McClintock, David Douglas and Chris Theodoropoulos. John McClintock is the CEO and David Douglas is the CFO and Corporate Secretary of NorthIsle. Dale Corman and Robert Gayton are existing directors and/or officers of Western Copper. See "NorthIsle Copper and Gold Inc. – Directors and Officers" in the Information Circular for information on the directors and officers of NorthIsle.

RECOMMENDATIONS OF THE DIRECTORS

Western Copper has reviewed the terms and conditions of the proposed Arrangement, has received the Fairness Opinion (see "Fairness Opinion") provided by its Fairness Advisor, and has concluded that the Arrangement is fair and reasonable to its securityholders and in the best interests of Western Copper.

In arriving at this conclusion, the board of directors of Western Copper considered, among other matters:

1.	the financial condition, business and operations of Western Copper, on both an historical and prospective basis, and information in respect of Copper North and NorthIsle on a pro forma basis;

2.

the procedures by which the Arrangement is to be approved, including the requirement for approval of the Arrangement by the Court after a hearing at which fairness to Western Copper securityholders will be considered;

3.	the availability of rights of dissent to Shareholders with respect to the Arrangement;

4.	the assets to be held by the three Companies;

5.	historical information regarding the prices of the Western Copper Shares;

6.	the Canadian tax treatment of Western Copper securityholders under the Arrangement;

7.	Shareholders are expected to own securities of three publicly listed companies;

8.	Western Copper will be able to concentrate its efforts on the Western Copper Properties and believes that Western Copper's focus on its Western Copper Properties will appeal to prospective investors;

9.

Copper North will be able to concentrate its efforts on the Copper North Properties and Western Copper believes that Copper North's focus on its Copper North Properties will appeal to prospective investors;

10.	NorthIsle will be able to concentrate its efforts on the NorthIsle Property and Western Copper believes that NorthIsle's focus on its NorthIsle Property will appeal to prospective investors; and

11.	Copper North and NorthIsle will each have a solid management team.

Based on its review of all the factors, the board of directors of Western Copper considers the Arrangement to be advantageous to Western Copper and fair and reasonable to its Shareholders. The board of directors of Western Copper also identified disadvantages associated with the Arrangement including the fact that there will be the additional costs associated with running three companies and there is no assurance that the proposed Arrangement will result in positive benefits to Shareholders. See "Particulars of Matters to be Acted Upon – The Arrangement – Arrangement Risk Factors" and the sub-heading "Risk Factors" in the disclosure about each of the Companies.

The board of directors of Western Copper recommends that the Shareholders vote in favour of the Arrangement Resolution. Each director of Western Copper who owns Western Copper Shares has indicated his intention to vote his Western Copper Shares in favour of the Arrangement Resolution.

ARRANGEMENT RISK FACTORS

Western Copper, Copper North and NorthIsle should each be considered as highly speculative investments and the transactions contemplated herein may be considered of a high-risk nature. Shareholders should carefully consider all of the information disclosed in this Information Circular prior to voting on the matters being put before them under this Information Circular. In addition to the other information presented in this Information Circular (without limitation, see also "Western Copper Corporation – Risk Factors" and "Copper North Mining Corp. – Risk Factors"), the following risk factors should be given special consideration including:

1.

The trading price of Western Copper Shares at the Effective Date will likely vary from the prices as at the date of execution of the Arrangement Agreement, the date of this Information Circular and the date of the Meeting and will fluctuate depending on investors' perceptions of the merits of the Arrangement.

2.	There is no assurance that the Arrangement will complete.

3.	There is no assurance that the Arrangement can be completed as proposed or without Shareholders exercising their dissent rights in respect of a substantial number of Western Copper Shares.

4.	There is no assurance that the businesses of Western Copper, Copper North or NorthIsle, after completing the Arrangement, will be successful.

5.

While Western Copper believes that the Western Amalco Common Shares, Copper North Shares and NorthIsle Shares to be issued to Shareholders pursuant to the Arrangement will not be subject to any statutory resale restrictions (save securities held by control persons and save for any restrictions flowing from current restrictions associated with a Shareholder's Western Copper Shares), there is no assurance that this is the case for individual Shareholders and each Shareholder is urged to obtain appropriate legal advice regarding applicable securities legislation.

6.

The transactions may give rise to significant adverse tax consequences to individual Shareholders and each such Shareholder should consult his or her own tax advisor as to the tax consequences to such Shareholder as a result of the Arrangement.

EFFECTS OF THE ARRANGEMENT ON SHAREHOLDERS' RIGHTS

As a result of the Arrangement, Shareholders will continue to be shareholders of Western Copper and will also be shareholders of Copper North and NorthIsle.

CONDUCT OF MEETING AND OTHER APPROVALS

Shareholder Approval of the Arrangement and Court Approval of the Arrangement

Shareholders at the Meeting will be asked to consider and, if thought advisable, adopt the Arrangement Resolution. The Arrangement Resolution must be approved by Special Resolution (being not less than two thirds of the votes cast by the Shareholders present, in person or by proxy at the Meeting).

The Special Resolution in respect of the Arrangement Resolution at the Meeting must not include votes cast by (a) affiliates of Western Copper; (b) a Shareholder who will, as a consequence of the Arrangement be entitled to consideration for each share greater than that available to other holders of affected shares; (c) a Shareholder who alone or in combination with others effectively controls Western Copper, and who, prior to receiving notice of the Meeting, entered into or has agreed to enter into an understanding to support the Arrangement; or (d) directors and/or officers of Copper North or NorthIsle who are also directors and/or officers of Western Copper.

Under the BCBCA, Western Copper is required to obtain the approval of the Court to the calling of the Meeting and to the Arrangement. On August 22, 2011, prior to mailing the material in respect of the Meeting, Western Copper obtained an Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order and the Notice of Application for the Final Order are attached as Schedules "F" and "G" respectively, to this Information Circular. As set out in the Notice of Application, the Court hearing in respect of the Final Order is scheduled to take place at 9:45 a.m., Vancouver time, on October 4, 2011, following the Meeting or as soon thereafter as the Court may direct or counsel for Western Copper may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, subject to the approval of the Arrangement Resolution at the Meeting. Western Copper securityholders who wish to participate in or be represented at the Court hearing should consult with their legal advisors as to the necessary requirements.

At the Court hearing, Western Copper securityholders and creditors of Western Copper who wish to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court. Although the authority of the Court is very broad under the BCBCA, Western Copper has been advised by counsel that the Court will consider, among other things, the fairness and reasonableness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct. The Court's approval is required for the Arrangement to become effective. The Court will be informed prior to the hearing that its determination that the Arrangement is fair will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof with respect to, among other things, the issue of Western Amalco Common Shares, Copper North Shares and NorthIsle Shares to be distributed pursuant to the Arrangement, as described below under "Securities Laws Considerations – U.S. Securities Laws and Resale of Securities". In addition, it is a condition of the Arrangement that the Court will have determined, prior to approving the Final Order, that the terms and conditions of the exchanges of securities comprising the Arrangement are fair to those security holders to whom securities will be issued upon completion of the Arrangement.

Under the terms of the Interim Order, each Western Copper securityholder will have the right to appear and make representations at the application for the Final Order. Any person desiring to appear at the hearing to be held by the Court to approve the Arrangement pursuant to the Notice of Application for Final Order is required to file with the Court and serve upon Western Copper at the addresses set out below, on or before 11:00 a.m., Vancouver time, on September 30, 2011, a notice of his intention to appear ("Appearance Notice"), including their address for service, together with any evidence or materials which are to be presented to the Court. The Appearance Notice and supporting materials must be delivered, within the time specified, to Western Copper Corporation at the following address:

c/o Gourlay Spencer Wade LLP	Fax: (604) 687-7035
Barristers & Solicitors
Attention: Alastair Wade
Suite 300, 744 Hastings Street West
Vancouver, British Columbia
V6C 1A5

Regulatory Approvals

If the Arrangement Resolution is approved by the requisite majority of Shareholders, final regulatory approval must be obtained for all the transactions contemplated by the Arrangement before the Arrangement may proceed.

The Western Copper Shares are currently listed for trading on the TSX and the AMEX. Western Copper is a reporting issuer or the equivalent in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, the Yukon Territory and the Northwest Territories. Approval from the TSX is required for the Arrangement.

On completion of the Arrangement, Copper North and NorthIsle will each be a reporting issuer or the equivalent in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, the Northwest Territories and the Yukon Territory and it is the intention of Copper North to apply for listing of the Copper North Shares on the TSXV and for NorthIsle to apply for listing of the NorthIsle Shares on the TSXV. Approval of the TSXV to such listings is required and any such listing will be subject to meeting the listing requirements of the TSXV.

Shareholders should be aware that certain of the foregoing approvals have not yet been given by the regulatory authorities referred to above. There is no assurance that such approvals will be obtained.

SIGNIFICANT POSITIONS AND SHAREHOLDINGS

The following chart discloses the current positions and shareholdings of directors and senior officers of Western Copper, Copper North and NorthIsle and the greater than 10% shareholders in Western Copper, as well as their positions and shareholdings in Copper North and NorthIsle, post-Arrangement.

Insider	Western Copper Relationship(1) Shares Stock Options Warrants	Post-Arrangement Copper North Relationship(1)(2)(3) Shares Stock Options Warrants	Post-Arrangement NorthIsle Relationship(1)(2)(4) Shares Stock Options Warrants
Dale Corman	Chairman, Director and CEO 5,132,400 Shares 310,000 Stock Options	Chairman and Director 2,566,200 Shares 155,000 Stock Options	Chairman and Director 2,566,200Shares 155,000 Stock Options
Paul West-Sells	President and COO 29,000 Shares 625,000 Stock Options	No Relationship 14,500 Shares 312,500 Stock Options	No Relationship 14,500 Shares 312,500 Stock Options
Robert Gayton	Director 67,900 Shares 210,000 Stock Options	Director 33,950 Shares 105,000 Stock Options	Director 33,950 Shares 105,000 Stock Options
Robert Byford	Director 50,000 Shares 230,000 Stock Options	No Relationship 25,000 Shares 115,000 Stock Options	No Relationship 25,000 Shares 115,500 Stock Options
Ian Watson	Director 980,000Shares(5) 230,000 Stock Options 100,000 Warrants	No Relationship 490,000 Shares 115,000 Stock Options 50,000 Warrants	No Relationship 490,000 Shares 115,500 Stock Options 0,000 Warrants
David Williams	Director 725,000 Shares(6) 210,000 Stock Options	No Relationship 362,500 Shares 105,000 Stock Options	No Relationship 362,500 Shares 105,000 Stock Options
Klaus Zeitler	Director 35,000 Shares 210,000 Stock Options	No Relationship 17,500 Shares 105,000 Stock Options	No Relationship 17,500Shares 105,000 Stock Options
Cameron Brown	VP, Engineering 116,667 Shares 450,000 Stock Options	No Relationship 58,334 Shares 225,000 Stock Options	No Relationship 58,334 Shares 225,000 Stock Options
Julien François	CFO 76,500 Shares 450,000 Stock Options	CFO and Corporate Secretary 38,250 Shares 225,000 Stock Options	No Relationship 38,250 Shares 225,000 Stock Options
Corey Dean	Corporate Secretary 50,000 Shares 100,000 Stock Options	No Relationship 25,000 Shares 50,000 Stock Options	No Relationship 25,000 Shares 50,000 Stock Options
Sally Eyre	No Relationship	Director and CEO	No Relationship
David Street	No Relationship	Director	No Relationship
John McClintock	No Relationship 75,000 Stock Options	No Relationship 37,500 Stock Options	Director and CEO 37,500 Stock Options
Chris Theodoropoulos	No Relationship	No Relationship	Director

Insider	Western Copper Relationship(1) Shares Stock Options Warrants	Post-Arrangement Copper North Relationship(1)(2)(3) Shares Stock Options Warrants	Post-Arrangement NorthIsle Relationship(1)(2)(4) Shares Stock Options Warrants
David Douglas	No Relationship	No Relationship	Director, CFO and Corporate Secretary

(1)	Director, officer or holder of greater than 10% of the voting shares.

(2)

Stock option and warrant amounts represents the number of Copper North Shares and NorthIsle Shares would be received by an optionee on exercise of currently outstanding Western Copper Options and Western Copper Warrants following the completion of the Arrangement.

(3)

Certain directors and/or officers of Copper North may be granted stock options in Copper North prior to the completion of the Arrangement, thereby increasing their post-Arrangement securityholdings in Copper North.

(4)

Certain directors and/or officers of NorthIsle may be granted stock options in NorthIsle prior to the completion of the Arrangement, thereby increasing their post-Arrangement securityholdings in NorthIsle.

(5)	Of these shares, 650,000 are held indirectly in the name of Ian Watson Insurance Trust, a trust of which Mr. Watson is a discretionary beneficiary.

(6)	Of these shares, 150,000 are held indirectly in the name of Seed Foundation, a private company controlled by Mr. Williams.

FAIRNESS OPINION

General

Western Copper has undertaken a number of steps to ensure that all Shareholders are treated in a manner that is fair. This Information Circular contains extensive disclosure concerning each of the Companies and the Arrangement. The Fairness Advisor has provided the Fairness Opinion dated August 18, 2011.

The fees payable to the Fairness Advisor do not depend on the conclusions reached in the Fairness Opinion.

The Fairness Advisor is not an insider, associate or affiliate of either of the Companies. The Fairness Advisor has not acted as advisor to the Companies or their respective affiliates in connection with the Arrangement.

There are no understandings, commitments or agreements between the Fairness Advisor and any of the Companies. The Fairness Advisor may in the future in the ordinary course of business perform financial advisory services to a broad spectrum of corporate clients, and perform financial advisory or investment banking services for companies referred to in the Fairness Opinion. The management of Western Copper has determined the Fairness Advisor to be qualified.

A summary of the Fairness Opinion is provided below. The summary is qualified in its entirety by the full text of the Fairness Opinion. The analyses conducted by the Fairness Advisor, as described in the Fairness Opinion, should be considered as a whole. To focus on specific portions of each analysis and of the factors considered, without considering all analyses and factors, could create a misleading view of the processes underlying the Fairness Opinion. The Fairness Opinion may be inspected at any time up to the Meeting in the same manner as material contracts. See "Western Copper Corporation – Material Contracts".

Fairness Opinion

The Fairness Advisor has been retained by the board of directors of Western Copper to determine the fairness (from a financial point of view) to the Shareholders of Western Copper of the proposed Arrangement.

The following is a summary of the Opinion prepared by the Fairness Advisor which, as noted above is qualified in its entirety by the full text of the Fairness Opinion. See above under "Fairness Opinion – General". All references to dollars in the Fairness Opinion are in Canadian dollars unless otherwise indicated.

Fairness Analysis

In considering the fairness, from a financial point of view, of the consideration offered under the Arrangement , the Fairness Advisor considered and relied upon (i) a review of the Transaction structure, (ii) a comparison to recent trading levels of the shares of companies comparable to Western Copper, (iii) a review of available research analyst reports, (iv) a comparison of the potential benefits and disadvantages of spin-out transactions, and (v) a comparison of recent precedent spin-out transactions.

Fairness Conclusion

Based upon and subject to the foregoing, the Fairness Advisor is of the opinion that, as of the date of the Fairness Opinion, the consideration offered under the Arrangement is fair, from a financial point of view, to the Shareholders of Western Copper.

PROCEDURE FOR RECEIPT OF SHARES

The following information is a summary only. For full details of procedures for the delivery of certificates, see Article 5 "Certificates and Documentation" of the Plan of Arrangement attached as Schedule "E" in the Information Circular.

Entitlement to and Delivery of Certificates

As soon as practicable after the Effective Date, the Depositary will forward, to each Registered Holder who has not dissented to the Arrangement, a letter of transmittal containing instructions with respect to the deposit of certificates for Western Copper Shares for use in exchanging their Western Copper Share certificates for certificates representing:

(a)	Western Amalco Common Shares;

(b)	Copper North Shares; and

(c)	NorthIsle Shares,

to which they are entitled under the Arrangement. Upon return of a properly completed letter of transmittal, together with certificates formerly representing Western Copper Shares and such other documents as the Depositary may require, certificates for the appropriate number of Western Amalco Common Shares, Copper North Shares and NorthIsle Shares will be distributed.

FRACTIONAL SHARES

No shareholder of Western Copper shall receive fractional securities of Western Copper, Copper North or NorthIsle and no cash will be paid in lieu thereof. Any fractions resulting will be rounded to the nearest whole number with fractions of one-half or greater being rounded to the next higher whole number and fractions of less than one-half being rounded to the next lower whole number.

CONVERTIBLE WESTERN COPPER SECURITIES

Each Western Copper Stock Option outstanding immediately before the Effective Date will be exchanged for:

(a)	a New Western Amalco Stock Option pursuant to which:

(i)

the holder of the New Western Amalco Stock Option will be entitled to acquire, upon exercise of the New Western Amalco Stock Option, that number of Western Amalco Class A Shares (to be redesignated as Western Amalco Common Shares pursuant to Section 3.01(y) of the Plan of Arrangement) that is equal to the number of Western Copper Shares that was issuable upon exercise of the Western Copper Stock Option immediately before the Effective Time; and

(ii)

the exercise price per Western Amalco Class A Share will be equal to the product of: (1) the exercise price of the Western Copper Stock Option determined immediately before the Effective Time; and (2) the proportion that the fair market value of a Western Amalco Class A Share (which fair market value shall be determined based on the 5-day volume weighted average trading price of the Western Amalco Common Shares immediately following the date on which the Copper North Shares and NorthIsle Shares commence trading on the TSXV, or such other determination as may be acceptable to the TSX and TSXV) is of the Aggregate Value;

(b)	a Copper North Stock Option pursuant to which:

(i)

the holder of the Copper North Stock Option will be entitled to acquire, upon exercise of the Copper North Stock Option, that number of Copper North Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Western Copper Shares to which such holder was theretofore entitled upon exercise of the Western Copper Stock Option; and

(ii)

the exercise price per Copper North Share will be equal to the product of: (1) the exercise price of the Western Copper Stock Option determined immediately before the Effective Time; and (2) the proportion that the fair market value of a Copper North Share (which fair market value shall be determined based on the 5-day volume weighted average trading price of the Copper North Shares immediately following the date on which the Copper North Shares and NorthIsle Shares commence trading on the TSXV, or such other determination as may be acceptable to the TSX and TSXV) is of the Aggregate Value; and

(c)	a NorthIsle Stock Option pursuant to which:

(i)

the holder of the NorthIsle Stock Option will be entitled to acquire, upon exercise of the NorthIsle Stock Option, that number of NorthIsle Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Western Copper Shares to which such holder was theretofore entitled upon exercise of the Western Copper Stock Option; and

(ii)

the exercise price per NorthIsle Share will be equal to the product of: (1) the exercise price of the Western Copper Stock Option determined immediately before the Effective Time; and (2) the proportion that the fair market value of a NorthIsle Share (which fair market value shall be determined based on the 5-day volume weighted average trading price of the NorthIsle Shares immediately following the date on which the Copper North Shares and NorthIsle Shares commence trading on the TSXV, or such other determination as may be acceptable to the TSX and TSXV) is of the Aggregate Value.

It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of a Western Copper Stock Option for a New Western Amalco Stock Option, a Copper North Stock Option and a NorthIsle Stock Option. Therefore, in the event that the aggregate of the New Western Amalco Stock Option In-The Money Amount in respect of a Western Copper Stock Option, the Copper North Stock Option In-The Money Amount in respect of a Western Copper Stock Option and the NorthIsle Stock Option In-The Money Amount in respect of a Western Copper Stock Option exceeds the Old Western Copper Stock Option In-The Money Amount in respect of the Western Copper Stock Option, the number of Western Amalco Class A Shares which may be acquired on exercise of the New Western Amalco Stock Option, the number of Copper North Shares which may be acquired on exercise of the Copper North Stock Option and the number of NorthIsle Shares which may be acquired on exercise of the NorthIsle Stock Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the aggregate of the New Western Amalco Stock Option In-The Money Amount in respect of a Western Copper Stock Option, the Copper North Stock Option In-The Money Amount in respect of a Western Copper Stock Option and the NorthIsle Stock Option In-The Money Amount in respect of a Western Copper Stock Option does not exceed the Old Western Copper Stock Option-In The Money Amount in respect of the Western Copper Stock Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged.

Except as set out above and in the Plan of Arrangement, the term to expiry, conditions to and manner of exercising, vesting schedule, the status under applicable laws, and all other terms and conditions of the New Western Amalco Stock Options, the Copper North Stock Options and the NorthIsle Stock Options will otherwise be unchanged from those contained in or otherwise applicable to the related Western Copper Stock Option (except that: (i) all Copper North Stock Options and NorthIsle Stock Options issued hereunder shall vest and become exercisable in full on the Effective Date; (ii) the holders will not be entitled, on exercise, to receive Copper North Shares or NorthIsle Shares, as the case may be, if such Copper North Options or NorthIsle Options, as the case may be, are exercised (A) more than one year following the Effective Date of the Arrangement in the event the holder is not eligible to participate in Copper North's or NorthIsle's, as the case may be, stock option plan following the Effective Date; or (B) more than 90 days (or 30 days if the holder was engaged in Investor Relations Activities, as such term is defined in the stock option plan of Copper North or NorthIsle, as the case may be) following the date on which such holder, following the completion of the Arrangement, ceases to be eligible to participate in Copper North's or NorthIsle's, as the case may be, stock option plan; and (iii) all Copper North Stock Options and NorthIsle Stock Options issued hereunder shall otherwise be governed by and subject to the terms of the Copper North's and NorthIsle's, as the case may be, stock option plan).

In accordance with the terms of the Western Copper Warrant Indenture and/or the Western Copper Warrant Certificates, as the case may be, the Western Copper Warrants outstanding immediately prior to the Effective Date will represent the right following completion of the Arrangement, in lieu of receiving pre-Effective Date Western Copper Shares, to receive, upon exercise of the Western Copper Warrant, including payment of the same aggregate exercise price in effect immediately prior to the Effective Date, (i) that number of Western Copper Shares (to be Western Amalco Common Shares following the Western Copper Share capital reorganization described in the Plan of Arrangement) that is equal to the same number of Western Copper Shares that were issuable upon exercise of the Western Copper Warrant immediately prior to the Effective Date, (ii) that number of Copper North Shares that is equal to 0.5 of the number of Western Copper Shares that were issuable upon exercise of the Western Copper Warrant immediately prior to the Effective Date and (iii) that number of NorthIsle Shares that is equal to 0.5 of the number of Western Copper Shares that were issuable upon exercise of the Western Copper Warrant immediately prior to the Effective Date.

All other terms and conditions of the Western Copper Warrants will otherwise be unchanged from those contained in or otherwise applicable to the Western Copper Warrants. Western Copper, Copper North and NorthIsle will reserve a sufficient number of Western Amalco Common Shares, Copper North Shares and NorthIsle Shares, respectively, for issue upon exercise of the Western Copper Warrants.

See "Western Copper Corporation – Options and Other Rights to Purchase Shares (Current and Post-Arrangement)" in this Information Circular.

FEES AND EXPENSES

Western Copper will pay the costs, fees and expenses of the Arrangement.

EFFECTIVE DATE OF ARRANGEMENT

If: (1) the Arrangement Resolution is approved by Shareholders; (2) the Final Order of the Court is obtained approving the Arrangement; (3) the required TSX and TSXV approvals are obtained to the Arrangement; (4) every requirement of the BCBCA relating to the Arrangement has been complied with; and (5) all other conditions disclosed under "Arrangement Agreement – Conditions to the Arrangement Becoming Effective" are met or waived, the Arrangement will become effective on the Effective Date.

The full particulars of the Arrangement are contained in the Plan of Arrangement attached as Schedule "E", and incorporated by reference into this Information Circular. See also "Arrangement Agreement" below.

Notwithstanding receipt of the above approvals, Western Copper may abandon the Arrangement without further approval from the Shareholders.

ARRANGEMENT AGREEMENT

The Arrangement of Western Copper, which will be carried out pursuant to the BCBCA, will be effected in accordance with the Arrangement Agreement. The steps of the Arrangement, as set out in the Arrangement Agreement, are summarized under "Particulars of Matters to be Acted Upon – The Arrangement" herein.

The general description of the Arrangement Agreement which follows is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is available for review by Shareholders, at the head office of Western Copper as shown on the Notice of Meeting, during normal business hours prior to the Meeting.

GENERAL

The Companies entered into the Arrangement Agreement which includes the Plan of Arrangement. The Plan of Arrangement is reproduced as Schedule "E" to this Information Circular.

In the Arrangement Agreement, the Companies provide representations and warranties to one another regarding certain customary commercial matters, including corporate, legal and other matters, relating to their respective affairs.

Under the Arrangement Agreement, Western Copper will seek the approval of its Shareholders to the Arrangement. Under the BCBCA, Western Copper must obtain the requisite approvals of its Shareholders by Special Resolution.

TERMINATION

The Arrangement Agreement may be terminated, among other times (i) at the election of any of the parties to the Arrangement Agreement if the Arrangement has not been completed at the close of business on October 31, 2011; (ii) in the event the conditions to the Arrangement are not satisfied or waived by the parties to whom they are of benefit prior to the Effective Date, or any earlier date contemplated herein; (iii) at any time prior to the Effective Date by agreement of the parties to the Arrangement Agreement; and (iv) upon the later of a final determination from the Court or an appeal court which denies the granting of the Final Order.

CONDITIONS TO THE ARRANGEMENT BECOMING EFFECTIVE

The respective obligations of the Companies to complete the transactions contemplated by the Arrangement Agreement are subject to the satisfaction, on or before the Effective Date, of a number of conditions precedent, certain of which may only be waived in accordance with the Arrangement Agreement. The conditions precedent are as follows, among others:

1.	the Arrangement shall have been approved and adopted by Shareholders at the Meeting in accordance with the terms of the Interim Order;

2.

the Interim Order (obtained) and Final Order shall have been obtained from the Court on terms acceptable to each of the parties and shall not have been set aside or modified in a manner unacceptable to any of the parties, on appeal or otherwise;

3.

receipt by Western Copper of a satisfactory Fairness Opinion for Western Copper and tax advice satisfactory to Western Copper, in its sole discretion, respecting the structuring of the Arrangement (which Fairness Opinion and advice have been received);

4.

receipt by Copper North, NorthIsle and Western Copper of all required approvals including approval by shareholders of Western Copper of the Arrangement at the Meeting; approval by the respective boards of directors; approval of the TSX in respect of Western Copper and the TSXV in respect of Copper North and NorthIsle to the Arrangement subject only to compliance with the usual conditions of such approvals; and approval of the Arrangement by the Court. See "Summary – Summary of the Arrangement, the Resulting Issuers and their Business – Stock Exchange Approvals" and "Court Approval of the Arrangement". See also "Securities Laws Considerations" below;

5.

confirmation that the delivery of the Western Amalco Common Shares, Copper North Shares and NorthIsle Shares to shareholders of Western Copper contemplated by the Arrangement will be exempt from the registration requirements of the U.S. Securities Act and from the registration and prospectus requirements in each of the provinces and territories of Canada in which holders of Western Copper Shares are resident;

6.	technical reports shall have been completed in compliance with NI 43-101 in respect of the Carmacks Property and the NorthIsle Property (which technical reports have been received);

7.	dissent rights shall not have been exercised prior to the Effective Date by holders of Western Copper Shares representing 1% or more of the Western Copper Shares outstanding at such time;

8.	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Arrangement Agreement or the Arrangement;

9.

none of the consents, orders, regulations or approvals contemplated by the Arrangement Agreement shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of the companies, acting reasonably;

10.

no adverse material change shall have occurred in the business, affairs, financial condition or operations of any of the Companies which would have a material adverse affect on the business, assets, financial condition or results of operations of any of the Companies and any subsidiary, taken as a whole;

11.

the representations and warranties of each party as set out in the Arrangement Agreement shall be true and correct on and as of the Effective Date as if they were made on and as of such date, except as affected by transactions contemplated or permitted by the said agreement and except for any failures or breaches of representations or warranties which would not have a material adverse effect on the business, assets, financial condition or results of operations of the other parties and their subsidiaries, if any, taken as a whole;

12.	each of the Companies will have completed their respective due diligence reviews in connection with the transactions contemplated thereby; and

13.	the Arrangement Agreement shall not have been previously terminated.

The directors of Western Copper may, in their sole discretion, determine not to proceed with the Arrangement.

The obligation of each Company to complete the Arrangement is subject to the further condition that the covenants of the other Companies shall have been duly performed.

AMENDMENT

At any time before the Effective Date, the Arrangement Agreement and the Arrangement may be amended by written agreement of the parties without, subject to applicable law, further notice to or authorization on the part of their respective Shareholders. Without limiting the generality of the foregoing, any such amendment may:

1.	change the time for performance of any of the obligations or acts of the parties;

2.	waive any inaccuracies or modify any representation contained therein or any document to be delivered pursuant to the Arrangement Agreement;

3.	change any non-material terms; or

4.	waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties;

but, notwithstanding the foregoing, certain terms of the Arrangement and the Arrangement Agreement including required Court, regulatory and Shareholder approval shall not be amended in any material respect without obtaining any required approval of the Shareholders in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

SHAREHOLDERS' RIGHTS OF DISSENT TO THE ARRANGEMENT

As indicated in the notice of the Western Copper Meeting, any holder of Western Copper Shares is entitled to be paid the payout value of his shares in accordance with Section 245 of the BCBCA if such holder dissents to the Arrangement and the Arrangement becomes effective.

A Shareholder is not entitled to dissent with respect to such holder's shares if such holder votes any of those shares in favour of the special resolution authorizing the Arrangement. A brief summary of the provisions of Sections 237 to 247 of the BCBCA is set out below.

Section 242 of the BCBCA

A dissenting Shareholder has until 11:00 a.m. on September 30, 2011 to send to Western Copper with respect to the special resolution authorizing the Arrangement a written notice of dissent pursuant to Section 242 of the BCBCA by registered mail. After the special resolution is approved by the Shareholders and if Western Copper notifies the dissenting Shareholder of its intention to act upon the special resolution, the dissenting Shareholder is then required within 14 days after Western Copper gives such notice, to send to Western Copper a written notice that such holder requires it to purchase all of the shares in respect of which such holder has given notice of dissent, together with the share certificate or certificates representing those shares, whereupon the dissenting Shareholder is bound to sell and Western Copper is bound to purchase those shares.

A dissenting Shareholder who has complied with the aforementioned provisions of Section 242 or Western Copper may apply to the Court for an order requiring such holder's shares to be purchased, fixing the price and terms of the purchase and sale or ordering that they may be determined by arbitration, and the Court may make such order and such consequential orders or directions as the Court considers appropriate. There is no obligation on Western Copper to make application to the Court. The dissenting Shareholder will be entitled to receive the payout value of the Western Copper Shares held by such holder as of the day before the Western Copper Meeting or such later date on which the special resolution to authorize the Arrangement is passed.

Addresses for Notice

All notices to Western Copper of dissent to the Arrangement pursuant to Section 242 of the BCBCA should be addressed to the attention of the Chief Financial Officer of Western Copper and be sent to:

Attention: Chief Financial Officer
Western Copper Corporation
Suite 2050, 1111 West Georgia Street
Vancouver, British Columbia
V6E 4M3

Strict Compliance with Dissent Provisions Required

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting Shareholder who seeks payment of the payout value of his Western Copper Shares (to be redesignated as Western Copper Class B Shares pursuant to the Arrangement). Section 244 of the BCBCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of all dissenter's rights. Accordingly, each Shareholder who might desire to exercise the dissenter's rights should carefully consider and comply with the provisions of the section, the full text of which is set out in Schedule "H" to this Information Circular, and consult such holder's legal advisor.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

THE TAX CONSEQUENCES OF THE ARRANGEMENT MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER AND OTHER FACTORS. ACCORDINGLY, SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT.

In the opinion of Thorsteinssons LLP, Canadian tax counsel to Western Copper, the following is a summary, as of the date hereof, of the principal Canadian federal income tax considerations relating to the Arrangement generally applicable to a beneficial owner of Western Copper Shares who, for the purposes of the Tax Act: (i) holds Western Copper Shares, and will hold Western Amalco Class A Shares (redesignated as Western Amalco Common Shares), Copper North Shares and NorthIsle Shares acquired on the Arrangement, as capital property; (ii) deals at arm's length with Western Copper, Copper North and NorthIsle; and (iii) is not "affiliated" with Western Copper, Copper North or NorthIsle for the purposes of the Tax Act (a "Holder").

Western Copper Shares, Western Amalco Class A Shares (redesignated as Western Amalco Common Shares), Copper North Shares and NorthIsle Shares will generally be considered to be capital property to a Holder unless such securities are held by the Holder in the course of carrying on a business of buying and selling securities, or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the "Regulations") and counsel's understanding of the current administrative practices and assessing policies of the Canada Revenue Agency (the "CRA"). This summary also takes into account all specific proposals to amend the Tax Act and the Regulations (the "Proposed Amendments") announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that all Proposed Amendments will be enacted in the form proposed. There can be no assurance that the Proposed Amendments will be enacted in the form proposed or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action or decision, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below. An advance income tax ruling will not be sought from the CRA in respect of the Arrangement.

This summary is not applicable to a Holder: (i) that is a "financial institution" as defined in the Tax Act for the purposes of the "mark-to-market property" rules contained in the Tax Act; (ii) that is a "specified financial institution" or "restricted financial institution" as defined in the Tax Act; (iii) who has acquired Western Copper Shares on the exercise of an employee stock option; (iv) an interest in which is, or whose Western Copper Shares are, a "tax shelter investment" as defined in the Tax Act; or (v) to whom the "functional currency" reporting rules in section 261 of the Tax Act apply. Such Holders should consult their own tax advisors.

This summary does not address the Canadian federal income tax considerations applicable to holders of Western Copper Options and Western Copper Warrants. Such holders should consult their own tax advisors as to the tax consequences of the Arrangement applicable to them.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT, AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER AND NO REPRESENTATIONS WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER ARE MADE. THIS SUMMARY IS NOT EXHAUSTIVE OF ALL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS. ACCORDINGLY, HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES.

Holders Resident in Canada

The following portion of this summary applies to a Holder who, at all relevant times is, or is deemed to be, resident in Canada for purposes of the Tax Act (a "Resident Holder").

Certain Resident Holders whose Western Copper Shares, Western Amalco Class A Shares (redesignated as Western Amalco Common Shares), Copper North Shares and NorthIsle Shares might not otherwise be capital property may, in certain circumstances, be entitled to make an irrevocable election under subsection 39(4) of the Tax Act to have such shares, and every other "Canadian security" as defined in the Tax Act owned by such Holder in the taxation year in which the election is made and in all subsequent taxation years, deemed to be capital property. Any Resident Holder contemplating making a subsection 39(4) election should consult their tax advisor for advice as to whether the election is available or advisable in their particular circumstances.

Amalgamation of Western Copper and Amalco2—Acquisition of Western Amalco Shares

A Resident Holder who acquires Western Amalco Shares on the amalgamation of Western Copper and Amalco2 will not realize a capital gain or capital loss on the amalgamation. The Holder will be considered to have disposed of the Western Copper Shares for proceeds of disposition equal to the adjusted cost base to the Holder of those shares immediately before the Effective Time. The adjusted cost base to a Holder of Western Amalco Shares received on the amalgamation of Western Copper and Amalco2 will be equal to the adjusted cost base to the Holder of the Western Copper Shares exchanged on the amalgamation.

Redesignation of Western Amalco Shares as Western Amalco Class B Shares and Redesignation of Western Amalco Class A Shares as Western Amalco Common Shares

The redesignation of Western Amalco Shares as Western Amalco Class B Shares and the subsequent redesignation of the Western Amalco Class A Shares as Western Amalco Common Shares pursuant to the Plan of Arrangement will not be treated as taxable events under the Tax Act to Resident Holders. Consequently, the adjusted cost base to a Holder of a Western Amalco Class B Share and a Western Amalco Common Share received on the respective redesignation will be equal to the adjusted cost base to the Holder of the redesignated Western Amalco Share and Western Amalco Class A Share, respectively.

References in this summary to Western Amalco Class A Shares are to Western Amalco Class A Shares before and after redesignation as Western Amalco Common Shares.

Exchange of Western Amalco Class B Shares for Western Amalco Class A Shares, Copper North Shares and NorthIsle Shares

As part of the Arrangement, each Western Amalco Class B Share will be exchanged (the "Exchange") for one Western Amalco Class A Share, 0.5 Copper North Shares and 0.5 NorthIsle Shares.

Deemed Dividend

Western Copper has informed counsel that the aggregate fair market value of the Copper North Shares and NorthIsle Shares to be distributed by Western Amalco on the Exchange, determined at the time of the Exchange, is not expected to exceed the "paid-up capital", as defined in the Tax Act, of all Western Copper Shares held immediately before the Effective Time by Holders who do not dissent in respect of the Arrangement. Accordingly, Western Amalco is not expected to be deemed to pay, nor is a Holder expected to receive, a dividend on the Western Amalco Class B Shares on the Exchange.

In the event that the fair market value of all Copper North Shares and NorthIsle Shares at the time of the Exchange exceeds the paid-up capital of all Western Copper Shares held immediately before the Effective Time by Holders who do not dissent in respect of the Arrangement, Western Amalco will be deemed to pay a dividend on such Western Amalco Class B Shares equal to the amount of the excess, and each holder of Western Amalco Class B Shares will be deemed to receive a pro-rata portion of the dividend, based on the proportion of Western Amalco Class B Shares held.

A Resident Holder who is an individual and who receives Copper North Shares and NorthIsle Shares on the Exchange as a dividend on a Western Amalco Class B Share held by it will be required to include in income any dividends deemed to be received on their Western Amalco Class B Shares, and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations.

A Resident Holder that is a corporation will be required to include in income any dividend received or deemed to be received on its Western Amalco Class B Shares, and generally will be entitled to deduct an equivalent amount in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Canadian-resident corporation as proceeds of disposition. Corporate Resident Holders that receive a dividend from Western Amalco should consult their own tax advisors with respect to the potential application of subsection 55(2) of the Tax Act to such dividend. A "private corporation" as defined in the Tax Act or a "subject corporation" as defined in the Tax Act may be liable under Part IV of the Tax Act to pay a refundable tax of 331/3% on any dividend that it receives or is deemed to receive on its Western Amalco

Class B Shares to the extent that the dividend is deductible in computing the corporation's taxable income.

Capital Gain

Generally, a Resident Holder whose Western Amalco Class B Shares are exchanged for Western Amalco Class A Shares, Copper North Shares and NorthIsle Shares will be considered to have disposed of each Western Amalco Class B Share for proceeds of disposition equal to the greater of the adjusted cost base to the shareholder of the Western Amalco Class B Share immediately before the Exchange and the fair market value of the Copper North Shares and NorthIsle Shares received by the Resident Holder at the time of the Exchange. Consequently, the Resident Holder will realize a capital gain to the extent that the fair market value of the Copper North Shares and NorthIsle Shares received exceeds the adjusted cost base to the Holder of the Western Amalco Class B Shares. See "Holders Resident in Canada — Taxation of Capital Gains and Capital Losses" below for a general description of the treatment of capital gains and losses under the Tax Act.

In the event that the fair market value of all Copper North Shares and NorthIsle Shares received by the Resident Holder on the Exchange exceeds the paid-up capital of all Western Amalco Class B Shares held by the Holder immediately before the Exchange, the proceeds of disposition of the Holder's Western Amalco Class B Shares will be reduced by the amount of the dividend referred to in the previous paragraphs that the Resident Holder is deemed to have received. The Resident Holder will realize a capital gain to the extent that the adjusted proceeds of disposition of the shareholder's Western Amalco Class B Shares exceeds the adjusted cost base to the Holder of the Western Amalco Class B Shares. See "Holders Resident in Canada — Taxation of Capital Gains and Capital Losses" below for a general description of the treatment of capital gains and losses under the Tax Act.

The cost to a Resident Holder of a Western Amalco Class A Share acquired on the Exchange will be equal to the amount, if any, by which the adjusted cost base to the Holder of the Holder's Western Amalco Class B Shares immediately before the Exchange exceeds the fair market value of the Copper North Shares and NorthIsle Shares received by the Holder at the time of the Exchange. The cost to a Resident Holder of Copper North Shares and NorthIsle Shares acquired on the Exchange will be equal to the fair market value of the Copper North Shares and NorthIsle Shares, respectively, at the time of the Exchange.

Dividends on Western Amalco Class A Shares, Copper North Shares and NorthIsle Shares

A Resident Holder who is an individual will be required to include in income any dividends received or deemed to be received on their Western Amalco Class A Shares, Copper North Shares and NorthIsle Shares, and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit rules applicable to any dividends designated by Western Amalco, Copper North and NorthIsle, as the case may be, as "eligible dividends" as defined in the Tax Act.

A Resident Holder that is a corporation will be required to include in income any dividend received or deemed to be received on its Western Amalco Class A Shares, Copper North Shares and NorthIsle Shares, and generally will be entitled to deduct an equivalent amount in computing its taxable income. A "private corporation", as defined in the Tax Act, or a "subject corporation", as defined in the Tax Act, may be liable under Part IV of the

Tax Act to pay a refundable tax of 331/3% on any dividend that it receives or is deemed to receive on its Western

Amalco Class A Shares, Copper North Shares or NorthIsle Shares to the extent that the dividend is deductible in computing the corporation's taxable income.

Disposition of Western Amalco Class A Shares, Copper North Shares and NorthIsle Shares

Generally, a Resident Holder that disposes or is deemed to dispose of a Western Amalco Class A Share, Copper North Share or NorthIsle Share in a taxation year will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the share exceed (or are exceeded by) the aggregate of the adjusted cost base to the Resident Holder of such share, determined immediately before the disposition, and any reasonable costs of disposition. The Resident Holder will be required to include any resulting taxable capital gain in income, or be entitled to deduct any resulting allowable capital loss, in accordance with the usual rules applicable to capital gains and capital losses. See "Holders Resident in Canada — Taxation of Capital Gains and Capital Losses".

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized by it in that year. A Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to the detailed rules contained in the Tax Act.

A capital loss realized on the disposition of a Western Amalco Class A Share, Copper North Share or NorthIsle Share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of dividends received or deemed to have been received by the corporation on such shares (or on a share for which such share is substituted or exchanged). Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own advisors.

Alternative Minimum Tax on Resident Holders who are Individuals

A capital gain realized, or a dividend received, by a Resident Holder who is an individual (including certain trusts and estates) may give rise to liability for alternative minimum tax under the Tax Act.

Additional Refundable Tax on Canadian-Controlled Private Corporations

A Resident Holder that is a "Canadian-controlled private corporation" as defined in the Tax Act may be required to pay an additional 62/3% refundable tax on certain investment income, including certain amounts in respect of net taxable capital gains, dividends or deemed dividends and interest.

Eligibility for Investment

Western Amalco Shares and Western Amalco Class B Shares will be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan (a "RRSP"), registered retirement income fund (a "RRIF"), deferred profit sharing plan, registered education savings plan, registered disability savings plan or a tax-free savings account (a "TFSA") (collectively, "Registered Plans"). In addition, Western Amalco Class A Shares, Copper North Shares and NorthIsle Shares will be qualified investments under the Tax Act for Registered Plans at any particular time, provided that, at that time, the Western Amalco Class A Shares, Copper North Shares or NorthIsle Shares, as the case may be, are listed on a "designated stock exchange" (which currently includes the TSX and the TSXV) or Western Amalco, Copper North or NorthIsle, as the case may be, is a "public corporation" as defined in the Tax Act.

Notwithstanding that Western Amalco Shares, Western Amalco Class B Shares, Western Amalco Class A Shares, Copper North Shares and NorthIsle Shares may be a qualified investment for a TFSA, a holder of a TFSA will be subject to a penalty tax with respect to such shares held in the TFSA if such shares are a "prohibited investment" for the TFSA within the meaning of the Tax Act. Western Amalco Shares, Western Amalco Class B Shares, Western Amalco Class A Shares, Copper North Shares and NorthIsle Shares will not be a prohibited investment for a TFSA provided the holder of the TFSA deals at arm's length with Western Amalco, Copper North or NorthIsle, as the case may be, for purposes of the Tax Act and does not have a "significant interest", within the meaning of the Tax Act, in Western Amalco, Copper North or NorthIsle, as the case may be, or in any corporation, partnership or trust with which Western Amalco, Copper North or NorthIsle, as the case may be, does not deal at arm's length for purposes of the Tax Act.

On August 16, 2011, the Minister of Finance (Canada) released draft legislation to amend the Tax Act (the "RRSP/RRIF Proposals") to extend the "prohibited investment" rules to RRSPs and RRIFs after March 22, 2011, with certain transitional provisions. No assurance can be given that the RRSP/RRIF Proposals will be enacted in their previously proposed form, or at all. Holders of a TFSA and annuitants of a RRSP or RRIF should consult their own tax advisors as to whether the Western Amalco Shares, Western Amalco Class B Shares, Western Amalco Class A Shares, Copper North Shares and NorthIsle Shares would be a "prohibited investment" in their particular circumstances.

Dissenting Resident Holders

A Resident Holder who dissents in respect of the Arrangement (a "Resident Dissenter") and who is entitled to receive payment from Western Copper equal to the fair value of the Resident Dissenter's Western Copper Shares will be considered to have disposed of the Western Copper Shares for proceeds of disposition equal to the amount received by the Resident Dissenter, less the amount of any interest awarded by a court, as the case may be. A Resident Dissenter generally will be deemed to have received a dividend equal to the amount by which such proceeds exceed the paid-up capital of such shares, and such deemed dividend will reduce the proceeds of disposition for purposes of computing a capital gain (or a capital loss) on the disposition of such Western Copper Shares. The tax treatment accorded to any deemed dividend is discussed above under the heading, "Holders Resident in Canada — Exchange of Western Amalco Class B Shares for Western Amalco Class A Shares, Copper North Shares and NorthIsle Shares —Deemed Dividend".

A Resident Dissenter will also realize a capital gain (or a capital loss) to the extent that the proceeds of disposition of such Western Copper Shares, as reduced by the amount of any deemed dividend as discussed above and net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares immediately before the disposition. The tax treatment of capital gains and capital losses (including the potential reduction of a capital loss due to the receipt of a deemed dividend) is discussed above under the heading, "Holders Resident in Canada — Taxation of Capital Gains and Capital Losses".

Interest awarded by a court to a Resident Dissenter will be included in the Resident Dissenter's income for a particular taxation year to the extent the amount is received or receivable in that year, depending upon the method regularly followed by the Resident Dissenter in computing income. Where the Resident Dissenter is a corporation, partnership or, subject to certain exceptions, a trust, the Resident Dissenter must include in income for a taxation year the amount of interest that accrues to it before the end of the taxation year, or becomes receivable or is received before the end of the year (to the extent not included in income for a preceding taxation year). Resident Dissenters who are contemplating exercising their dissent rights should consult their own tax advisors.

Holders Not Resident in Canada

The following portion of the summary applies to a Holder who, for the purposes of the Tax Act: (i) at all relevant times, is not, and is not deemed to be, resident in Canada and (ii) does not and will not use or hold, and is not and will not be deemed to use or hold, Western Copper Shares, Western Amalco Class A Shares (redesignated as Western Amalco Common Shares), Copper North Shares or NorthIsle Shares in connection with carrying on a business in Canada (a "Non-resident Holder"). This portion of the summary is not applicable to a Non-resident Holder that is: (i) an insurer carrying on an insurance business in Canada and elsewhere; (ii) a "financial institution" as defined in the Tax Act; or (iii) an "authorized foreign bank" as defined in the Tax Act.

Amalgamation of Western Copper and Amalco2—Acquisition of Western Amalco Shares

A Non-resident Holder who acquires Western Amalco Shares on the amalgamation of Western Copper and Amalco2 will not realize a capital gain or capital loss on the amalgamation. The Holder will be considered to have disposed of the Western Copper Shares for proceeds of disposition equal to the adjusted cost base to the Holder of those shares immediately before the Effective Time. The adjusted cost base to a Holder of Western Amalco Shares received on the amalgamation of Western Copper and Amalco2 will be equal to the adjusted cost base to the Holder of the Western Copper Shares exchanged on the amalgamation.

Redesignation of Western Amalco Shares as Western Amalco Class B Shares and Redesignation of Western Amalco Class A Shares as Western Amalco Common Shares

The redesignation of Western Amalco Shares as Western Amalco Class B Shares and the subsequent redesignation of the Western Amalco Class A Shares as Western Amalco Common Shares pursuant to the Plan of Arrangement will not be treated as taxable events under the Tax Act to Non-resident Holders. Consequently, the adjusted cost base to a Holder of a Western Amalco Class B Share and a Western Amalco Common Share received on the respective redesignation will be equal to the adjusted cost base to the Holder of the redesignated Western Amalco Share and Western Amalco Class A Share, respectively.

References in this summary to Western Amalco Class A Shares are to Western Amalco Class A Shares before and after redesignation as Western Amalco Common Shares.

Exchange of Western Amalco Class B Shares for Western Amalco Class A Shares, Copper North Shares and NorthIsle Shares

A Non-resident Holder who exchanges Western Amalco Class B Shares in consideration for Western Amalco Class A Shares, Copper North Shares and NorthIsle Shares will receive a deemed dividend and realize a capital gain in the same manner as discussed above under "Holders Resident in Canada — Exchange of Western Amalco Class B Shares for Western Amalco Class A Shares, Copper North Shares and NorthIsle Shares".

Deemed Dividend

Dividends paid, deemed to be paid, or credited to a Non-resident Holder will be subject to non-resident withholding tax under the Tax Act at a rate of 25% of the gross amount of the dividend unless the rate is reduced by an applicable income tax convention. The rate of withholding tax under the Canada-U.S. Income Tax Convention (1980) (the "U.S. Treaty") applicable to a Non-resident Holder, who is a resident of the United States for the purposes of the U.S. Treaty, is the beneficial owner of the dividend, is entitled to all of the benefits under the U.S. Treaty, and who holds less than 10% of the voting stock of Western Amalco generally will be 15%. Western Amalco will be required to withhold the required amount of withholding tax from the dividend, and to remit it to the CRA for the account of the Non-resident Holder.

Capital Gain

A Non-resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Western Amalco Class B Shares on the Exchange unless the Western Amalco Class B Shares constitute "taxable Canadian property" as defined in the Tax Act to the Non-resident Holder at the Effective Time and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax convention.

Generally, a Western Amalco Class B Share will not be taxable Canadian property to a Non-resident Holder at the Effective Time provided that immediately before the Effective Time the Western Common Shares are listed on a "designated stock exchange" (which currently includes the TSX) as defined in the Tax Act unless at any time during the 60-month period immediately preceding the Effective Time the Non-resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, or the Non-resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of Western Copper. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Western Amalco Class B Shares could be deemed to be taxable Canadian property to the Non-resident Holder.

Even if a Western Amalco Class B Share is taxable Canadian property to a Non-resident Holder, any gain realized on a disposition of such share may be exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax convention between Canada and the country in which such Non-resident Holder is resident.

In the event a Western Amalco Class B Share is taxable Canadian property to a Non-resident Holder at the time of disposition and the capital gain realized on the disposition of such share is not exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax convention then the tax consequences described above under "Holders Resident in Canada — Exchange of Western Amalco Class B Shares for Western Amalco Class A Shares, Copper North Shares and NorthIsle Shares" and "Holders Resident in Canada —Taxation of Capital Gains and Capital Losses" will generally apply. Non-resident Holders should consult their own tax advisors with respect to the Canadian tax consequences of disposing of such shares.

Dividends on Western Amalco Class A Shares, Copper North Shares and NorthIsle Shares

Dividends paid or credited, or deemed to be paid or credited, on Western Amalco Class A Shares, Copper North Shares or NorthIsle Shares to a Non-resident Holder generally will be subject to Canadian withholding tax at a rate of 25% of the gross amount of the dividend, unless the rate is reduced under the provisions of an applicable income tax convention. The rate of withholding tax under the U.S. Treaty applicable to a Non-resident Holder, who is a resident of the United States for the purposes of the U.S. Treaty, is the beneficial owner of the dividend, is entitled to all of the benefits under the U.S. Treaty, and who holds less than 10% of the voting stock of Western Amalco, Copper North or NorthIsle, as the case may be, generally will be 15%. Western Amalco, Copper North or NorthIsle, as the case may be, will be required to withhold the required amount of withholding tax from the dividend, and to remit it to the CRA for the account of the Non-resident Holder.

Disposition of Western Amalco Class A Shares, Copper North Shares and NorthIsle Shares

A Non-resident Holder that disposes or is deemed to dispose of a Western Amalco Class A Share, Copper North Share or NorthIsle Share in a taxation year will not be subject to tax under the Tax Act on any capital gain realized on the disposition unless the Western Amalco Class A Share, Copper North Share or NorthIsle Share, as the case may be, is taxable Canadian property to the Non-resident Holder at the time of the disposition and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax convention.

Generally, a Western Amalco Class A Share, Copper North Share or NorthIsle Share, as the case may be, will not be taxable Canadian property to a Non-resident Holder at a particular time provided that such share is listed on a designated stock exchange (which currently includes the TSX and the TSXV) unless at any time during the 60-month period immediately preceding the disposition (i) the Non-resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, or the Non-resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of Western Amalco, Copper North or NorthIsle, as the case may be; and (ii) more than 50% of the fair market value of the particular share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource property" as defined in the Tax Act, "timber resource property" as defined in the Tax Act, and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Western Amalco Class A Shares, Copper North Shares or NorthIsle Shares could be deemed to be taxable Canadian property to the Non-resident Holder.

Even if a Western Amalco Class A Share, Copper North Share or NorthIsle Share is taxable Canadian property to a Non-resident Holder, any gain realized on a disposition of such share may be exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax convention between Canada and the country in which such Non-resident Holder is resident.

In the event a Western Amalco Class A Share, Copper North Share or NorthIsle Share is taxable Canadian property to a Non-resident Holder at the time of disposition and the capital gain realized on the disposition of such share is not exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax convention then the tax consequences described above under "Holders Resident in Canada — Disposition of Western Amalco Class A Shares, Copper North Shares and NorthIsle Shares " and "Holders Resident in Canada —Taxation of Capital Gains and Capital Losses" will generally apply. Non-resident Holders should consult their own tax advisors with respect to the Canadian tax consequences of disposing of such shares.

Dissenting Non-resident Holders

A Non-resident Holder who dissents in respect of the Arrangement (a "Non-resident Dissenter") will be entitled to receive a payment from Western Copper equal the fair value of such Non-resident Dissenter's Western Copper Shares and will be considered to have disposed of such shares for proceeds of disposition equal to the amount received by the Non-resident Dissenter, less the amount of any interest awarded by a court (if applicable). A Non-resident Dissenter generally will be deemed to have received a dividend equal to the amount by which such proceeds exceed the paid-up capital of such shares and such deemed dividend will reduce the proceeds of disposition for purposes of computing a capital gain (or a capital loss) on the disposition of such Western Copper Shares. The deemed dividend will be subject to Canadian withholding tax as described above under "Holders Not Resident in Canada — Exchange of Western Amalco Class B Shares for Western Amalco Class A Shares, Copper North Shares and NorthIsle Shares —Deemed Dividend".

A Non-resident Dissenter will also realize a capital gain to the extent that the proceeds of disposition for such shares, as reduced by the amount of any deemed dividend as discussed above and net of any reasonable costs of disposition, exceed the adjusted cost base of such Western Copper Shares immediately before the disposition. A Non-resident Dissenter generally will not be subject to income tax under the Tax Act in respect of any such capital gain provided such shares do not constitute taxable Canadian property of the Non-resident Dissenter as described above under "Holders Not Resident in Canada — Exchange of Western Amalco Class B Shares for Western Amalco Class A Shares, Copper North Shares and NorthIsle Shares — Capital Gain".

Any interest paid to a Non-resident Dissenter upon the exercise of dissent rights will not be subject to Canadian withholding tax.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Scope of This Disclosure

The following discussion is a summary of the anticipated material U.S. federal income tax consequences arising from and relating to the Arrangement including the distribution of Copper North ("Spinco1") Shares ("Spinco 1 Shares") and NorthIsle ("Spinco2") Shares ("Spinco2 Shares") (together, the "Spinoff Shares") in the manner described below (the "Distribution"), and the consequent ownership and possible disposition of Spinoff Shares that are generally applicable to U.S. Holders (as defined below) of Western Copper Shares (which for purposes of this summary also refers to the Western Amalco Common Shares that replace them, pursuant to the Arrangement). This summary is limited to shareholders of Western Copper who are "United States persons" and hold their Western Copper Shares (and will hold Spinoff Shares following the Distribution) as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code") ("U.S. Holders"). For purposes of this summary, a "United States person" is: (i) a citizen or individual resident of the United States, (ii) a corporation or other entity taxable as a corporation that is created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income tax regardless of its source, or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust.

This summary is for general information only and does not address all aspects of United States federal income taxation that may be relevant to a U.S. Holder in light of the U.S. Holder's particular circumstances, or to U.S. Holders that may be subject to special treatment under the Code (including, without limitation, certain financial institutions, real estate investment trusts, tax-exempt organizations, qualified retirement plans, individual retirement accounts, regulated investment companies, insurance companies, and brokers and dealers or traders in securities or currencies, insurance companies, persons holding stock as part of a straddle, hedge, conversion transaction or other integrated investment, persons whose functional currency is not the United States dollar, and persons who may have acquired their Western Copper Shares (or who will acquire Spinoff Shares) through the exercise of employee stock options or otherwise as compensation). This summary also does not address the tax treatment of U.S. Holders that hold their Western Copper Shares (or will hold Spinoff Shares) through a partnership or other pass-through entity, persons subject to the alternative minimum tax, and persons who own their Western Copper Shares (or will own Spinoff Shares) other than as a capital asset as defined in the Code. This summary does not address aspects of U.S. taxation other than U.S. federal income taxation, nor does it address any aspects of state, local or foreign tax law.

This summary does not address the U.S. federal income tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Distribution (whether or not any such transactions are undertaken in connection with the Distribution) including, without limitation, the following: (i) the exercise of any Western Copper Stock Option, warrant or other right to acquire Western Copper Shares (or, post-transaction, Spinoff Shares); (ii) the receipt of options by a holder of Western Copper Stock Options; (iii) any conversion of one class of shares of Western Copper stock into a different class of shares of Western Copper stock; and (iv) the issuance or exercise of any warrant. Holders of Western Copper Stock Options, or other potential recipients of options or warrants, are urged to consult their own tax advisors regarding the receipt, exercise or disposition of such options or warrants, including the applicability of Section 409A of the Code.

This discussion is based on the Code, existing, temporary and currently proposed regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. Western Copper has not requested any ruling from the United States Internal Revenue Service ("IRS") with respect to the statements made and the conclusions reached in this summary. No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

EACH U.S. HOLDER IS URGED TO CONSULT WITH ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE DISTRIBUTION, THE EXCHANGE, AND THE CONSEQUENT OWNERSHIP AND POSSIBLE DISPOSITION OF SPINOFF SHARES, INCLUDING THE EFFECTS OF FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS.

TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE IRS UNDER TREASURY CIRCULAR 230, WE INFORM YOU THAT (1) ANY DISCUSSION OF U.S. FEDERAL INCOME TAX ISSUES CONTAINED IN THIS INFORMATION CIRCULAR (INCLUDING ANY ATTACHMENTS), UNLESS OTHERWISE SPECIFICALLY STATED, WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE, (2) SUCH DISCUSSION WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE ARRANGEMENT OR MATTERS ADDRESSED BY THIS INFORMATION CIRCULAR AND (3) EACH U.S. HOLDER SHOULD SEEK ADVICE BASED UPON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Assumptions Regarding Western Copper, Spinco1, and Spinco2

This summary is based upon certain understandings and assumptions with respect to the business, assets and shareholders of Western Copper, Spinco1, and Spinco2, including that none of Western Copper, Spinco1, or Spinco2 are, or at any time have been, or will be immediately after the Distribution, "controlled foreign corporations" as defined in Section 957 of the Code ("CFC"). Western Copper believes that it is not and has never been a CFC and neither Spinco1 nor Spinco2 expect to become a CFC in the future. In the event that one or more of such understandings or assumptions proves to be inaccurate, the following summary may not apply and material adverse U.S. federal income tax consequences may result to U.S. Holders.

Treaty Application to Certain Persons

U.S. Holders who do not maintain a substantial presence, permanent home or habitual abode in the U.S. or whose personal and economic relations are not closer to the U.S. than to any other country (other than Canada) may be unable to benefit from the provisions of the Convention Between the United States of America and Canada with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"). U.S. Holders should consult their own tax advisors concerning the availability of benefits under the Canada-U.S. Tax Convention.

Particular Circumstance of any Particular U.S. Holder Not Addressed

This summary does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences of the Distribution and the Arrangement to them in light of their particular circumstances.

Distribution of Spinoff Shares

The Distribution consists of the series of transactions undertaken pursuant to the Arrangement involving, in part, (i) the transfer of certain property into Spinco1, and the transfer of certain other property into Spinco2; and (ii) the distribution of Spinco1 Shares and Spinco2 Shares. This summary assumes that, for U.S. federal tax purposes, the ultimate conversion of Western Copper Shares to Western Amalco Common Shares pursuant to the Arrangement will properly be treated as a tax-deferred exchange of Western Copper Shares for Western Amalco Common Shares under Section 1036 or Section 368(a)(1)(E), and that the Distribution will be treated as if Western Copper transferred assets to Spinco1 and Spinco2 in exchange for the Spinoff Shares, and then distributed the Spinoff Shares to the shareholders of Western Copper. Because the Distribution will be effected under the applicable provisions of Canadian law which are technically different from analogous provisions of U.S. corporate law, there can be no assurances that the IRS or a U.S. court would not take a contrary view of the Arrangement and/or the Distribution.

Assuming that the Distribution is treated for U.S. federal income tax purposes in the manner set forth in the paragraph above, the Distribution may or may not qualify as a reorganization within the meaning of subparagraph (D) of Section 368(a)(1) of the Code. A transaction qualifying under one of the subparagraphs of Section 368(a)(1) of the Code is referred to in this discussion as a "Reorganization". In order for the Distribution to qualify as a Reorganization, among other things, Spinco1 and Spinco2 would have to have been engaged in an "active trade or business" as such term is defined in Section 355 of the Code that has been actively conducted for at least five years immediately prior to the Distribution. It is unclear whether Spinco1 and Spinco2 would satisfy this requirement and Spinco1 and Spinco2 may not satisfy other requirements imposed by Section 355 of the Code. No opinion of legal counsel and no ruling from the IRS concerning the U.S. federal income tax consequences of the Distribution has been obtained and none will be requested.

If the Distribution Does Not Qualify as a Reorganization

Subject to the passive foreign investment company ("PFIC") rules discussed below, if the Distribution does not qualify as a Reorganization, U.S. Holders receiving the Spinoff Shares under the Distribution would be required to include in gross income as ordinary income for U.S. federal income tax purposes the fair market value of such Spinoff Shares to the extent that Western Copper has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Any such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. Western Copper does not believe that it has any accumulated earnings and profits. Whether it will have current earnings and profits will depend on the results of its operations for the current tax year and the amount of gain recognized by it as a result of the Distribution of the Spinoff Shares. While the amount of any current earnings and profits cannot be predicted with certainty, Western Copper believes that either it will have no earnings and profits for the current tax year or that the amount of such earnings and profits will be immaterial. Accordingly, the U.S. Holders either should recognize no ordinary income, or an immaterial amount of ordinary income, as a result of the Distribution. To the extent that the gross fair market value of the Spinoff Shares exceeds the current and accumulated earnings and profits of Western Copper, such excess would be treated first as a return of capital up to the U.S. Holder's adjusted tax basis in its Western Copper Shares, and thereafter as gain from the sale or exchange of its Western Copper Shares. Such gain generally would be capital gain if such Western Copper Shares were held as capital assets at the time of the Distribution and would be long-term capital gain if the U.S. Holder's holding period for the Western Copper Shares with respect to which the distribution of Spinoff Shares is made is more than one year at the time of the Distribution. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. Deductions for capital losses are subject to significant limitations. For U.S. Holders who are not corporations, any unused portion of a net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations, an unused net capital loss may generally be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

If the Distribution Does Qualify as a Reorganization

Subject to (i) the assumptions, limitations and qualifications referred to herein and (ii) the PFIC rules discussed below, if the Distribution qualifies as a Reorganization, the Distribution will result in the following U.S. federal income tax consequences to U.S. Holders:

1.	a U.S. Holder who receives Spinoff Shares in the Distribution would not recognize any gain or loss as a result of the Distribution;

2.

the aggregate basis of Western Copper Shares held by the U.S. Holder would be allocated among such U.S. Holder's Western Copper Shares, Spinco1 Shares, and Spinco2 Shares in proportion to their relative fair market values; and

3.	the holding period in the Spinoff Shares received by the U.S. Holder in the Distribution would include the holding period of the Western Copper Shares exchanged therefor.

PFIC Rules

Definition of a PFIC

Section 1297 of the Code generally defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (i) 75% or more of its gross income is "passive income" or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a CFC or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. For this purpose, the term "passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if "substantially all" of a merchant's, producer's or handler's business is as an active merchant, producer or handler of such commodities.

For purposes of the PFIC income test and assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (i) held a proportionate share of the assets of such other corporation, and (ii) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a "related" person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person "controls" the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, "control" means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

PFIC Status of Western Copper, Spinco1, and Spinco2

Western Copper believes that it qualified as a PFIC for its most recent fiscal year ended on or prior to the date of the Exchange, qualified as a PFIC in earlier fiscal years and will qualify as a PFIC for its current fiscal year. Spinco1 and Spinco2 are expected to qualify as a PFICs. However, there can be no assurances that unanticipated events will not cause Western Copper, Spinco1, or Spinco2 to qualify or fail to qualify as a PFIC or that any determination concerning Western Copper's current or expected PFIC status will not be challenged by the IRS. See "Impact of PFIC Rules on Certain U.S. Holders."

If a foreign corporation is a PFIC at any time during a U.S. Holder's holding period (and was not a qualified electing fund ("QEF") as described below), the U.S. Holder will generally continue to be subject to the rules regarding excess distributions and dispositions of PFIC stock discussed below, even if the foreign corporation ceases to be a PFIC, unless certain gain recognition elections are made to "purge" the PFIC taint.

Impact of PFIC Rules on Certain U.S. Holders

The impact of the PFIC rules on a U.S. Holder will depend on whether the U.S. Holder has made a timely and effective election to treat Western Copper as a "qualified electing fund" under Section 1295 of the Code for the tax year that is the first year in the U.S. Holder's holding period of Western Copper Shares during which Western Copper qualified as a PFIC (a "QEF Election"). A U.S. Holder's ability to make a QEF election with respect to Western Copper is contingent upon, among other things, the provision by Western Copper of a "PFIC Annual Information Statement" to such U.S. Holder. Western Copper has provided such information statement to U.S. Holders that have requested one. A U.S. Holder of a PFIC who made such a QEF Election may hereinafter be referred to as an "Electing Shareholder" and a U.S. Holder of a PFIC who did not make a QEF Election may hereinafter be referred to as a "Non-Electing Shareholder".

If a U.S. Holder has not made a timely and effective QEF Election with respect to the first year in the U.S. Holder's holding period in which the Company is a PFIC, such U.S. Holder generally may qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions) a QEF Election and a "deemed sale election" to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold its stock for fair market value on the "qualification date." The qualification date is the first day of Western Copper's tax year in which Western Copper qualified as a "qualified electing fund" with respect to such U.S. Holder. The deemed sale election can only be made if such U.S. Holder held Western Copper Shares on the qualification date. By timely making such QEF and deemed sale elections, the U.S. Holder will be deemed to have made a timely QEF Election.

The impact of the PFIC rules on a U.S. Holder may also depend on whether the U.S. Holder has made a mark to market election under Section 1296 of the Code. See "Mark to Market Election" below.

Effect of PFIC Rules on the Distribution

Special taxation rules under Section 1291 of the Code apply to certain "excess distributions" made by a PFIC. For this purpose, an excess distribution is generally a distribution received in the current taxable year that is in excess of 125% of the average distributions received with respect to a U.S. Holder's stock during the three preceding years or, if shorter, the U.S. Holder's holding period. Assuming Western Copper is and has been a PFIC, if the Distribution does not qualify as a Reorganization, a Non-Electing Shareholder generally would be required to pro rate all excess distributions on its Western Copper Shares over the entire holding period for such Western Copper Shares. All excess distributions allocated to prior years of such Non-Electing Shareholder (other than years prior to the first taxable year of Western Copper during such Non-Electing Shareholder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing Shareholder that is not a corporation must treat this interest charge as "personal interest" which is wholly nondeductible. The balance of the excess distribution (i.e., amounts allocated to the current year and tax years in the Non-Electing Shareholder's holding period before the corporation became a PFIC) will be treated as ordinary income in the year of the distribution, and no interest charge will be incurred with respect to such balance. If the Distribution of the Spinoff Shares constitutes an excess distribution with respect to a Non-Electing Shareholder, such Non-Electing Shareholder will be subject to the foregoing tax rules regarding the Spinoff Shares received by such Non-Electing Shareholder.

An Electing Shareholder generally would not be subject to the PFIC rules discussed above but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of the PFIC, whether or not such amounts are actually distributed.

A U.S. Holder who has made a mark-to-market election with respect to its Western Copper Shares generally would not be subject to the PFIC rules discussed above but rather would generally include in income as ordinary income any excess of the fair market value of its Western Copper Shares as of the close of each taxable year over the adjusted basis in such shares. However, if the mark-to-market election is made by a Non-Electing Shareholder after the beginning of its holding period for the PFIC stock, then the Code Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to its Western Copper Class A Shares.

If the Distribution does qualify as a Reorganization, for purposes of the PFIC rules, a U.S. Holder would generally be treated as disposing of all of its Western Copper Shares in exchange for Western Copper Shares and Spinoff Shares and would generally be subject to the PFIC rules as discussed in "Effect of PFIC Rules if the Exchange Qualifies as a Reorganization" below. As discussed below, gain would not generally be recognized on the Distribution by an Electing Shareholder or, assuming that Western Copper is a PFIC and that Spinco1 and Spinco2 are PFICs for their taxable years that includes the day after the Distribution, a Non-Electing Shareholder, by reason of the PFIC rules, if the Distribution otherwise qualifies as a Reorganization.

Mark to Market Election

U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to its market value (a "mark-to-market election"). If such an election is made, such U.S. Holder generally will not be subject to the special taxation rules of Section 1291 of the Code discussed above. However, if the mark-to-market election is made by a Non-Electing Shareholder after the beginning of the holding period for the PFIC stock, then the Code Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Western Copper Shares.

Information Reporting

The Proposed Treasury Regulations issued under Section 1291(f) of the Code provide that U.S. Holders must report certain information to the IRS on Form 8621 with their federal income tax return. Special information reporting requirements apply in the case of certain transfers entitled to nonrecognition treatment. U.S. Holders are urged to consult with their own tax advisors concerning such reporting requirements.

Status of Proposed Regulations

The Proposed Treasury Regulations state that they are to be effective for transactions occurring on or after April 11, 1992. If the Proposed Treasury Regulations are adopted in their current form, the tax consequences to a U.S. Holder of Western Copper Shares should be as set forth in the preceding paragraphs. However, because the Proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of Code provisions applicable to PFICs and that it considers the rules set forth in the proposed regulations to be reasonable interpretations of those Code provisions.

The PFIC rules are complex and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which may be promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in Western Copper Shares, the Distribution and the Arrangement, including, without limitation, whether a QEF Election, "deemed sale" election and "mark-to-market" election may be used to reduce the significant adverse U.S. federal income tax consequences of the PFIC rules.

Dissenting U.S. Holders

A U.S. Holder who exercises dissent rights will recognize gain or loss on the exchange of such U.S. Holder's Western Copper Shares for cash in an amount equal to the difference between (i) the amount of cash received and (ii) such holder's adjusted tax basis in its Western Copper Shares. Subject to the PFIC rules discussed above, such gain or loss generally will be capital gain or loss if such shares were held as capital assets at the time of the Arrangement and will be long-term capital gain or loss if the U.S. Holder's holding period for such shares is more than one year at such time. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.

Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. Deductions for capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations, an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Currency Gains

The fair market value of any Canadian currency received by a U.S. Holder in the Arrangement generally will be based on the rate of exchange on the date of the Arrangement. A subsequent disposition of any Canadian currency received (including its conversion into U.S. currency) generally will give rise to income or loss, treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. federal income tax consequences of acquiring, holding and disposing of Canadian dollars.

Material U.S. Federal Income Tax Considerations Relating to the Ownership and Disposition of Spinoff Shares

The following discussion regarding the treatment of future distributions from, and the sale or exchange of shares of, Spinco and Spinco2 are subject to the PFIC rules discussed above. It is expected that Spinco1 and Spinco2 will be treated as a PFICs.

Taxation of Dividends

Subject to the PFIC rules, for U.S. federal income tax purposes, the gross amount of a distribution by Spinco1 or Spinco2 in respect of Spinco1 Shares or Spinco2 Shares owned by a U.S. Holder, including any amounts of Canadian tax withheld on the distribution, will be treated as dividend income to such U.S. Holder to the extent paid out of the distributing corporation's current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. That dividend income will not be eligible for the dividends received deduction generally allowed to corporations under Section 243 of the Code. To the extent such distribution exceeds the U.S. Holder's allocable share of the distributing corporation's current and accumulated earnings and profits, the excess will be applied first to reduce the U.S. Holder's basis in its shares in such corporation, and any remaining excess will constitute gain from the deemed sale or exchange of such shares. See "Tax on Sale or Exchange of Shares" below. Dividends paid by Spinco1 or Spinco2 in Canadian dollars will be included in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt thereof by the depositary, regardless of whether the payment is in fact converted into U.S. dollars. If the dividends paid in Canadian dollars are converted into U.S. dollars on the date of receipt, U.S. Holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

For U.S. federal income tax purposes, a U.S. Holder may generally elect to treat Canadian withholding taxes as either a deduction from gross income or, subject to certain limitations, a credit against the U.S. federal income tax liability of that U.S. Holder. The maximum foreign tax credit allowable generally is equal to the U.S. Holder's U.S. federal income tax liability for the taxable year multiplied by a fraction, the numerator of which is the U.S. Holder's taxable income from sources without the United States and the denominator of which is the U.S. Holder's taxable income from all sources for the taxable year. That foreign tax credit limitation is applied separately to different "baskets" of income. For purposes of applying the foreign tax credit limitation, dividends generally are included in the "passive income" basket or, if received by certain holders and certain other conditions are met, the "general category" basket.

Tax on Sale or Exchange of Shares

Subject to the PFIC rules, for U.S. federal income tax purposes, a U.S. Holder generally will recognize gain or loss on any sale, exchange or other disposition of Spinoff Shares unless a specific nonrecognition provision applies. That gain or loss will be measured by the difference between (i) the U.S. dollar value of the amount of cash, and the fair market value of any other property received and (ii) the U.S. Holder's tax basis in the shares disposed of, determined in U.S. dollars. Gain or loss arising from a sale or exchange of Spinoff Shares will be capital gain or loss if the shares disposed of are held as capital assets by the U.S. Holder, and will be short term or long term capital gain or loss depending on whether the holding period of the U.S. Holder for such shares exceeds one year. As noted above, a U.S. Holder's tax basis and holding period in the Spinoff Shares generally will equal such U.S. Holder's tax basis and holding period in the Western Copper Shares exchanged therefor. In general, gain from a sale or exchange of Spinoff Shares by a U.S. Holder will be treated as United States source income for foreign tax credit limitation purposes.

U.S. Backup Withholding and Information Reporting

Proceeds from the sale of, and dividends, on Spinco1 Shares or Spinco2 Shares paid within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding at 28% unless the U.S. Holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules will be allowable as a credit against such U.S. Holder's U.S. federal income tax liability, provided that the required information is furnished to the U.S. Internal Revenue Service.

No Ruling or Legal Opinion

No opinion of legal counsel and no ruling from the IRS concerning the U.S. federal income tax consequences of the Distribution or any other matter discussed herein has been obtained and none will be requested. This summary is not binding on the IRS and the IRS is not precluded from taking a different position or positions. U.S. Holders should be aware that some of the U.S. federal income tax consequences of the Distribution are governed by provisions of the Code as to which there are no final Treasury Regulations and little or no judicial or administrative guidance.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE DESCRIBED TRANSACTIONS IN THEIR PARTICULAR CIRCUMSTANCES.

SECURITIES LAWS CONSIDERATIONS

The following is a brief summary of the securities law considerations applying to the transactions contemplated herein.

CANADIAN SECURITIES LAWS AND RESALE OF SECURITIES

Each holder is urged to consult such holder's professional advisers to determine the Canadian conditions and restrictions applicable to trades in the Western Amalco Common Shares, Copper North Shares and NorthIsle Shares. There may also be restrictions placed on resale of certain of the Western Amalco Common Shares, Copper North Shares and NorthIsle Shares by the rules and policies of the TSXV in the event of any listing of these securities on the TSXV. Resale of any securities acquired in connection with the Arrangement may be required to be made through properly registered securities dealers.

The Western Copper Shares are currently listed for trading on the TSX and the AMEX. Western Copper is a reporting issuer or the equivalent in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, the Yukon Territory and the Northwest Territories. Approvals from the TSX and the AMEX are required for the Arrangement.

On completion of the Arrangement, Copper North and NorthIsle will each be a reporting issuer or the equivalent in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, NewBrunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, the Northwest Territories and the Yukon Territory and it is the intention of Copper North to apply for listing of the Copper North Shares on the TSXV and for NorthIsle to apply for listing of the NorthIsle Shares on the TSXV. Approval of the TSXV to such listings is required and any such listing will be subject to meeting the listing requirements of the TSXV.

Shareholders should be aware that certain of the foregoing approvals have not yet been given by the regulatory authorities referred to above. There is no assurance that such approvals will be obtained.

The issuance of the Western Copper securities, Copper North securities and NorthIsle securities to Western Copper securityholders pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian securities legislation. The Western Amalco Common Shares, Copper North Shares and NorthIsle Shares issued to Shareholders pursuant to the Arrangement may be resold in each of the provinces and territories of Canada provided the holder is not a 'control person' as defined in the applicable securities legislation, no unusual effort is made to prepare the market or create a demand for the security that is the subject of the trade and no extraordinary commission or consideration is paid to a person or company in respect of the trade.

U.S. SECURITIES LAWS AND RESALE OF SECURITIES

The following discussion is only a general overview of the requirements under the U.S. Securities Act for the resale of the Western Amalco Common Shares, Copper North Shares and NorthIsle Shares, and the exercise of the Western Copper Options and Western Copper Warrants after the Effective Time. Holders of Western Amalco Common Shares, Copper North Shares, NorthIsle Shares Western Copper Options and Western Copper Warrants are urged to seek legal advice prior to any resale or exercise of such securities to ensure that the resale or exercise is made in compliance with the requirements of applicable securities legislation. Certain resales of securities acquired pursuant to the Arrangement may be required to be made through properly registered securities dealers.

Further information applicable to U.S. Securityholders is disclosed under the heading "Securities Law Information for United States Securityholders" above.

The following discussion does not address the Canadian securities laws that will apply to the issue of Western Amalco Common Shares, Copper North Shares or NorthIsle Shares or the resale of these securities by U.S. securityholders within Canada. U.S. securityholders reselling their Western Copper Shares, Copper North Shares or NorthIsle Shares in Canada must comply with Canadian securities laws, as outlined elsewhere in this Information Circular.

Status Under U.S. Securities Laws

The Western Copper Shares are currently registered as a class of securities under that the U.S. Exchange Act and are listed for trading on the AMEX. Accordingly, Western Copper, which is a "foreign private issuer" as defined in the U.S. Exchange Act, files or furnishes reports with the SEC that are required of foreign private issuers. Western Amalco, to be known as Western Copper and Gold Corporation, upon completion of the Arrangement will continue Western Copper's reporting obligations with the SEC and the Western Amalco Class A Shares redesignated as Western Copper Common Shares will be traded on the AMEX. Upon completion of the Arrangement, each of Copper North and NorthIsle will be a "foreign private issuer" as defined in the U.S. Exchange Act and will rely on a rule under the U.S. Exchange Act available to foreign private issuers who desire to be exempted from the requirement to file or furnish reports with the SEC. There is no public securities trading market in the United States for any Copper North securities or NorthIsle securities and neither company has a present intention to develop such a market.

Issuance and Resale of Securities Under U.S. Securities Laws

The issuance and distribution of Western Amalco Common Shares, Copper North Shares and NorthIsle Shares pursuant to the Arrangement to persons in or subject to the securities laws of the United States ("U.S. Securityholders") will be subject to U.S. federal and applicable state securities laws. The Western Amalco Common Shares, Copper North Shares and NorthIsle Shares issued or distributed to U.S. Securityholders in exchange for their Western Copper Class B Shares pursuant to the Arrangement will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and pursuant to exemptions from applicable state securities laws. Section 3(a)(10) of the U.S. Securities Act exempts from registration a security which is issued in exchange for outstanding securities where the terms and conditions of such issue and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear and receive timely and adequate notice thereof, by a court or governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order, if granted, constitutes a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Western Amalco Common Shares, Copper North Shares and NorthIsle Shares to be issued in connection with the Arrangement.

Resale of Western Amalco Common Shares, Copper North Shares and NorthIsle Shares within the United States after the Completion of the Arrangement

The following discussion is limited to the resale of Western Amalco Common Shares, Copper North Shares and NorthIsle Shares within the United States assuming that a market for such securities would exist in the United States.

The restrictions on resale imposed by the U.S. Securities Act on the Western Amalco Common Shares, Copper North Shares and NorthIsle Shares will depend on whether the holder of such securities will be an "affiliate" of the issuer of such securities after completion of the Arrangement or has been such an "affiliate" within 90 days of the Arrangement. As defined in Rule 144 under the U.S. Securities Act ("Rule 144"), an "affiliate" of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Typically, persons who are executive officers or directors of an issuer, and persons who beneficially own 10% or more of the voting securities of an issuer, are considered to be the issuer's "affiliates".

Resale by Non-Affiliates

Generally, holders of Western Amalco Common Shares who are not affiliates and have not been affiliates of Western Copper within 90 days of the Arrangement may resell such securities in the United States without restriction under the U.S. Securities Act or applicable state securities law. Holders of Copper North Shares who are not affiliates and have not been affiliates of Copper North within 90 days of the Arrangement may resell such securities in the United States without restriction under the U.S. Securities Act but resales may be subject to transfer restrictions under applicable states securities law. Holders of NorthIsle Shares who are not affiliates and who have not been affiliates of NorthIsle within 90 days of the Arrangement may resell such securities in the United States without restriction under the U.S. Securities Act but resales may be subject to transfer restrictions under applicable states securities law.

Resale by Affiliates

Holders of Western Amalco Common Shares who are affiliates of Western Copper after the Arrangement, holders of Copper North Shares who are affiliates of Copper North after the Arrangement, and holders of NorthIsle Shares who are affiliates of NorthIsle after the Arrangement may be able to resell their securities subject to resale restrictions imposed by Rule 144. Generally, affiliates of an issuer may not resell their securities in the United States unless the offer and sale is registered under the U.S. Securities Act or in a transaction exempt from the registration requirement, such as that contained in Rule 144. Rule 144 requires, for resales in the United States, the availability of current public information about the issuer, and imposes a holding period, sales volume limitation, manner of sale, reporting and other limitations on resales by affiliates. Holders of Western Amalco Common Shares, Copper North Shares and NorthIsle Shares who are affiliates solely by virtue of being a director or officer may be able to resell their securities outside the United States pursuant to the registration exemption, and in compliance with certain requirements, contained in Regulation S under the U.S. Securities ("Regulation S").

Exercise of Warrants and Options within the United States and Resale of Underlying Shares

The offer and sale of Western Amalco Common Shares, Copper North Shares and NorthIsle Shares to be issuable upon exercise of the Western Copper Options and Western Copper Warrants have not been registered under U.S. federal or state securities law, and the exemption contained in Section 3(a)(10) of the U.S. Securities Act relied upon in connection with the Arrangement does not apply to such an exercise. Accordingly, any purchase of the shares underlying the Western Copper Options and Western Copper Warrants must be effected pursuant to an applicable registration exemption under the U.S. Securities Act and applicable state securities law unless subject to an effective registration.

After the Effective Time, the Western Copper Warrants and Western Copper Options may be exercised by a warrantholder or optionholder, respectively, who either: (i) represents that at the time of exercise the warrantholder or optionholder is not located in the United States at the time of exercise, is not a U.S. Person (as defined in Regulation S under the U.S. Securities Act), and is not exercising the Western Copper Warrants or Western Copper Options, as applicable, for the account or benefit of a U.S. Person or a person in the United States, and is not requesting delivery of the underlying securities within the United States, or (ii) exercises the Western Copper Warrants or Western Copper Options pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws, and provides, as applicable, Western Copper, Copper North or NorthIsle with evidence of such exemption as may be reasonably required pursuant to the terms and conditions of the exercise provisions of, as applicable, the Western Copper Warrants or Western Copper Options.

Any Western Amalco Common Shares, Copper North Shares and NorthIsle Shares issuable upon the exercise of the Western Copper Warrants or Western Copper Options, in the United States or by or for the account or benefit of, a U.S. Person or a person in the United States will be "restricted securities" within the meaning of Rule 144, and, accordingly, certificates representing such Western Copper Shares, Copper North Shares and NorthIsle Shares, as applicable, will bear a transfer restrictive legend, and such Western Copper Shares, Copper North Shares and NorthIsle Shares may be resold only pursuant to an exemption from the registration requirements of the U.S. Securities Act and all applicable state securities laws, including Rule 144 and the applicable rule of Regulation S.

PARTICULARS OF MATTERS TO BE ACTED UPON – COPPER NORTH STOCK OPTION PLAN

As Western Copper's current stock option plan will not carry forward to Copper North, and in contemplation of the Arrangement, Shareholders will be asked to approve a Copper North stock option plan at the Meeting.

The purpose of the Copper North stock option plan is to allow Copper North to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of Copper North. The granting of such options is intended to align the interests of such persons with that of the shareholders.

The Copper North stock option plan authorizes the board of directors of Copper North to grant stock options on the following terms:

1.

The directors may from time to time authorize the issue of options to directors, officers, employees and consultants of Copper North and its subsidiaries or employees of companies providing management or consulting services to Copper North or its subsidiaries (collectively, "Eligible Persons").

2.

The maximum number of Copper North Shares which may be issued pursuant to options previously granted and those granted under the Copper North stock option plan will be a maximum of 10% of the issued and outstanding Copper North Shares at the time of the grant.

3.

The number of Copper North Shares which may be issuable under the Copper North stock option plan and all of the Company's other previously established or proposed share compensation arrangements, in any 12 month period:

a.

to any one person, shall not exceed 5% of the total number of issued and outstanding Copper North Shares on the date of grant on a non-diluted basis, unless Copper North has obtained disinterested shareholder approval to exceed such limit;

b.

to insiders as a group shall not exceed 10% of the total number of issued and outstanding Copper North Shares on the date of grant on a non-diluted basis, unless Copper North has obtained disinterested shareholder approval to exceed such limit;

	c.	to any one consultant shall not exceed 2% of the total number of issued and outstanding Copper North Shares on the date of grant on a non-diluted basis; and

d.

to all eligible persons who undertake investor relations activities shall not exceed 2% in the aggregate of the total number of issued and outstanding Copper North Shares on the date of grant on a non-diluted basis.

4.

Options will be exercisable over periods of up to ten years as determined by the board of directors of Copper North and are required to have an exercise price no less than the closing market price of Copper North Shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the TSXV.

5.	Options are not assignable nor transferable, except other than pursuant to a will or by the laws of descent and distribution.

6.	The Copper North stock option plan contains no vesting requirements, but permits the board of directors of Copper North to specify a vesting schedule in its discretion.

7.

The Copper North stock option plan provides that if a change of control, as defined therein, occurs, all Copper North Shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

8.

The aggregate number of Copper North Shares issuable on exercise of currently outstanding Western Copper Options (being up to 2,070,300 Copper North Shares (approximately 4.45% of outstanding Copper North Shares) as at the date of this Information Circular, assuming completion of the Arrangement) following the completion of the Arrangement will be deducted from the pool of Copper North options available for grant at any time under the Copper North stock option plan.

9.	The Copper North stock option plan does not provide for financial assistance by Copper North to any optionee.

10.	The Copper North stock option plan does not provide Copper North with the ability to transform a stock option into a stock appreciation right.

11.

Where a black-out period is imposed by Copper North and the specified expiry date of a stock option (i.e., the expiry date determined at the date time of grant) falls within the blackout period or within five trading days after such blackout period, such stock option will expire on the date that is 10 trading days following the end of the blackout period.

12.

If an optionee ceases to be an Eligible Person for cause, any outstanding options held by such optionee on the date of such termination shall be cancelled as of that date. In other circumstances, an option may be exercised by the optionee:

a.

in the event of termination other than for cause, until the earlier of (i) the expiry date of such option; and (ii) the date that is 90 days (or 30 days if the optionee was engaged in investor relations activities) after the optionee ceases to be an Eligible Person; and

b.

in the event of death or disability, until the earlier of (i) one year after the date of death or disability; and (ii) the expiry date of such option, and then only to the extent that such optionee was entitled to exercise the option at the date of death or disability of such optionee.

The board of directors of Copper North may from time to time, subject to applicable law and to the prior approval, if required, of the shareholders, the TSXV or any other regulatory body having authority over Copper North or the Copper North stock option plan, suspend, terminate or discontinue the Copper North stock option plan at any time, or amend or revise the terms of the Copper North stock option plan or of any option granted thereunder and the option agreement relating thereto, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any option previously granted to an optionee under the Copper North stock option plan without the consent of that optionee.

The full text of the Copper North stock option plan will be available for review at the Meeting.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval of the Copper North stock option plan.

At the Meeting, Shareholders will be asked to pass a resolution in the following form:

"RESOLVED as an ordinary resolution that, subject to completion of the Arrangement, a stock option plan for Copper North be approved pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of Copper North and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of Copper North's issued and outstanding shares being reserved to any one person on a yearly basis."

Recommendation of the Directors

The Board of Directors of Western Copper has reviewed the proposed resolution and concluded that it fair and reasonable to the Shareholders and in the best interests of Western Copper and Copper North.

The Board of Directors of Western Copper recommends that Shareholders vote in favour of the resolution to approve a stock option plan for Copper North.

PARTICULARS OF MATTERS TO BE ACTED UPON – NORTHISLE STOCK OPTION PLAN

As Western Copper's current stock option plan will not carry forward to NorthIsle, and in contemplation of the Arrangement, Shareholders will be asked to approve a NorthIsle stock option plan at the Meeting.

The purpose of the NorthIsle stock option plan is to allow NorthIsle to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of NorthIsle. The granting of such options is intended to align the interests of such persons with that of the shareholders.

The NorthIsle stock option plan authorizes the board of directors of NorthIsle to grant stock options on the following terms:

1.

The directors may from time to time authorize the issue of options to directors, officers, employees and consultants of NorthIsle and its subsidiaries or employees of companies providing management or consulting services to NorthIsle or its subsidiaries (collectively, "Eligible Persons").

2.

The maximum number of NorthIsle Shares which may be issued pursuant to options previously granted and those granted under the NorthIsle stock option plan will be a maximum of 10% of the issued and outstanding NorthIsle Shares at the time of the grant.

3.

The number of NorthIsle Shares which may be issuable under the NorthIsle stock option plan and all of the Company's other previously established or proposed share compensation arrangements, in any 12 month period:

a.

to any one person, shall not exceed 5% of the total number of issued and outstanding NorthIsle Shares on the date of grant on a non-diluted basis, unless NorthIsle has obtained disinterested shareholder approval to exceed such limit;

b.

to insiders as a group shall not exceed 10% of the total number of issued and outstanding NorthIsle Shares on the date of grant on a non-diluted basis, unless NorthIsle has obtained disinterested shareholder approval to exceed such limit;

	c.	to any one consultant shall not exceed 2% of the total number of issued and outstanding NorthIsle Shares on the date of grant on a non-diluted basis; and

d.

to all eligible persons who undertake investor relations activities shall not exceed 2% in the aggregate of the total number of issued and outstanding NorthIsle Shares on the date of grant on a non-diluted basis.

4.

Options will be exercisable over periods of up to ten years as determined by the board of directors of NorthIsle and are required to have an exercise price no less than the closing market price of NorthIsle Shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the TSXV.

5.	Options are not assignable nor transferable, except other than pursuant to a will or by the laws of descent and distribution.

6.	The NorthIsle stock option plan contains no vesting requirements, but permits the board of directors of NorthIsle to specify a vesting schedule in its discretion.

7.

The NorthIsle stock option plan provides that if a change of control, as defined therein, occurs, all NorthIsle Shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

8.

The aggregate number of NorthIsle Shares issuable on exercise of currently outstanding Western Copper Options (being up to 2,070,300 NorthIsle Shares (approximately 4.45% of outstanding NorthIsle Shares) as at the date of this Information Circular, assuming completion of the Arrangement) following the completion of the Arrangement will be deducted from the pool of NorthIsle options available for grant at any time under the NorthIsle stock option plan.

9.	The NorthIsle stock option plan does not provide for financial assistance by NorthIsle to any optionee.

10.	The NorthIsle stock option plan does not provide NorthIsle with the ability to transform a stock option into a stock appreciation right.

11.

Where a black-out period is imposed by NorthIsle and the specified expiry date of a stock option (i.e., the expiry date determined at the date time of grant) falls within the blackout period or within five trading days after such blackout period, such stock option will expire on the date that is 10 trading days following the end of the blackout period.

12.

If an optionee ceases to be an Eligible Person for cause, any outstanding options held by such optionee on the date of such termination shall be cancelled as of that date. In other circumstances, an option may be exercised by the optionee:

a.

in the event of termination other than for cause, until the earlier of (i) the expiry date of such option; and (ii) the date that is 90 days (or 30 days if the optionee was engaged in investor relations activities) after the optionee ceases to be an Eligible Person; and

b.

in the event of death or disability, until the earlier of (i) one year after the date of death or disability; and (ii) the expiry date of such option, and then only to the extent that such optionee was entitled to exercise the option at the date of death or disability of such optionee.

13.

The board of directors of NorthIsle may from time to time, subject to applicable law and to the prior approval, if required, of the shareholders, the TSXV or any other regulatory body having authority over NorthIsle or the NorthIsle stock option plan, suspend, terminate or discontinue the NorthIsle stock option plan at any time, or amend or revise the terms of the NorthIsle stock option plan or of any option granted thereunder and the option agreement relating thereto, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any option previously granted to an optionee under the NorthIsle stock option plan without the consent of that optionee.

The full text of the NorthIsle stock option plan will be available for review at the Meeting.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval of the NorthIsle stock option plan.

At the Meeting, Shareholders will be asked to pass a resolution in the following form:

"RESOLVED as an ordinary resolution that, subject to completion of the Arrangement, a stock option plan for NorthIsle be approved pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of NorthIsle and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of NorthIsle's issued and outstanding shares being reserved to any one person on a yearly basis."

Recommendation of the Directors

The Board of Directors of Western Copper has reviewed the proposed resolution and concluded that it fair and reasonable to the Shareholders and in the best interests of Western Copper and NorthIsle.

The Board of Directors of Western Copper recommends that Shareholders vote in favour of the resolution to approve a stock option plan for NorthIsle.

WESTERN COPPER CORPORATION

The following information is provided by Western Copper is reflective of the current business, financial and share capital position of Western Copper and includes certain information reflecting the status of Western Copper following the completion of the Arrangement. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

NAME AND INCORPORATION

Western Copper was incorporated under the BCBCA on March 17, 2006.

Western Copper's head office is at Suite 2050, 1111 West Georgia Street, Vancouver, British Columbia, V6E 4M3 and its registered and records office is at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2TS.

INTERCORPORATE RELATIONSHIPS

Western Copper has the following wholly-owned subsidiaries:

GENERAL DEVELOPMENT OF THE BUSINESS – HISTORY SINCE INCEPTION

Western Copper was incorporated on March 17, 2006 as a wholly-owned subsidiary of Western Silver Corporation ("Western Silver"). On May 3, 2006, Western Silver and Glamis Gold Ltd. ("Glamis") entered into a plan of arrangement. As part of the agreement, Western Silver transferred its cash and cash equivalents, two of its wholly-owned subsidiaries - Carmacks Copper Ltd. and Minera Costa de Plata, S.A. de C.V., its interests in the Sierra Almoloya property and the Carmacks Copper Project to Western Copper. In consideration, Western Copper issued 49,246,413 common shares to Western Silver, representing one Western Copper common share for each Western Silver common share issued and outstanding. Western Silver shareholders then exchanged each of their Western Silver common shares for one common share of Western Copper and 0.688 of a Glamis common share. Upon conclusion of the transaction, Western Copper was owned exclusively by existing Western Silver shareholders.

Western Copper's shares began ~~trading on~~ the Toronto Stock Exchange under the ticker symbol "WRN" on May 15, 2006.

On November 30, 2006, the Company acquired Lumina Resources Corporation ("Lumina") by plan of arrangement with Lumina. Pursuant to the terms of the agreement with Lumina, Lumina shareholders received one common share of Western Copper for each Lumina common share. In return, Western Copper gained the rights to Lumina's three copper and precious metals properties in Canada. The three properties are the Casino property in the Yukon, the Island Copper/Hushamu property located on Vancouver Island in British Columbia, and the Redstone property in the Northwest Territories.

On December 22, 2010, Western Copper issued 9,395,500 units at a price of $2.45 for gross proceeds of approximately $23 million. Each unit comprised one common share of the Company and half of one warrant. Each whole warrant is exercisable for one common share of the Company at a price of $3.45 and expires on December 22, 2012.

On September 20, 2006, Western Copper became a reporting company in the United States by registering the Western Copper Shares as a class of securities with the SEC. On February 9, 2011, the Company's shares began trading on the NYSE Amex under the symbol "WRN".

Western Copper is a mineral exploration company engaged in the business of acquisition, exploration, and development of advanced stage copper and other mineral properties in geopolitically stable countries.

All of Western Copper's properties are located in Canada.

The Company does not have any producing properties and consequently has no current operating income or cash flow. We are an exploration stage company and have not generated any revenues to date. Commercially viable mineral deposits may not exist on any of the properties.

Complete details with respect to Western Copper's activities over the past three financial years are disclosed under Western Copper's profile on the SEDAR website at www.sedar.com and in the annual information form of Western Copper dated March 24, 2011 in corporate by reference herein. See "Documents Incorporated by Reference". Complete details are also found in reports Western Copper files or furnishes to the SEC and available at its EDGAR page on its website at www.sec.gov.

MATERIAL PROJECTS

Western Copper currently considers its material projects to be: (i) the Casino Property (also known as the Casino Project) located in the Yukon Territory; (ii) the Carmacks Property (also known as the Carmacks Project) located in the Yukon Territory; and (iii) the NorthIsle Property (also known as the Island Copper Project) located in British Columbia.

Disclosure respecting the Carmacks Property is provided under "Copper North Mining Corp. – Properties". Disclosure respecting the NorthIsle Property is provided under "NorthIsle Copper and Gold Inc. – Properties".

Casino Project, Yukon Territory

The following technical information concerning the Casino Project in the Yukon Territory is derived from the technical report entitled "Casino Project, NI 43-101 Technical Report, Pre-Feasibility Study Update, Yukon Territory, Canada, Revision 1" and dated May 17, 2011 (the "Casino Report"), prepared by Bruno Borntraeger, P. Eng., Conrad E. Huss, PE., Ph.D., Scott Casselman, P. Geo., Thomas L. Drielick, P.E., Gary H. Giroux, P. Eng., MASc., Jesse L. Duke, P. Geo. and Michael G. Hester, FAusIMM, each of whom is a qualified person pursuant to NI 43-101.

A copy of the Casino Report is available under Western Copper's profile on SEDAR at www.sedar.com.

Project Description and Location

The Casino Project is an open-pit mine and concentrator complex located in the Yukon Territory of Canada. Western Copper is working with Yukon and Alaskan stakeholders and First Nations to advance this project.

The design basis for the sulphide ore processing facilities is 120,000 dry tonnes per day ("t/d") or 43.8 million dry tonnes per year ("t/y"). Metals to be recovered are copper, gold, molybdenum and silver.

Approximately 859 million tonnes of ore will be mined and processed through the concentrator directly in the first 20 years; following which an additional 117 million tonnes of lower grade material will be reclaimed from stockpile and milled in the last four years of the mine's 23 year life for a total of 975.8 million tonnes (reserves) processed through the concentrator over the life of the mine. Ore grade to the sulphide process plant is estimated to average 0.202% copper, 0.238 grams/tonne ("g/t") for gold, 0.0229% molybdenum, and 1.73 g/t silver.

Ore to be milled will be transported from the mine to the primary crusher by off-highway haulage trucks. Mineral concentrates of copper and molybdenum will be produced by conventional flotation technology. The gold and silver will report in the copper concentrate and will be recovered in the smelting process resulting in credits to WCC. Gold contained in the sulphide fraction of the flotation tailings will be recovered by leaching and CIL processing.

In addition to the concentrator, there will be a separate carbon column operation for oxide ore. Oxide ore will be transported from the mine to a run of mine heap leaching facility by off-highway haulage trucks. Gold and silver bullion (doré) produced will be shipped by truck to metal refineries

The design basis for oxide ore processing is 25,000 t/d. Approximately 81.6 million tonnes of ore (reserves) will be mined during the seven years of the project. The overall oxide ore grade is estimated to average 0.370 g/t of gold, 2.55 g/t of silver, and 0.041% copper. Copper will be recovered, as a precipitate, by the SART process to control the quality of the leach solution. This precipitate will be shipped to smelters with concentrate from the sulphide processing.

Tailings deposition will begin with two high capacity tailings thickeners with gravity flow to a sand plant at the tailings management facility. The tailings will be cycloned and the coarse fraction used for dam construction. A starter dam will be constructed from borrowed material, mine overburden, and material from site development.

The study assumes freshwater will be sourced from a) wells and b) segregated freshwater impounded in the tailings facility.

The project includes a power island consisting of two gas turbine generators complete with heat recovery boilers and a single steam driven generator, and internal combustion engine driven generators for a total installed generation capacity of 149 MW. Liquefied natural gas ("LNG") will be imported to the site and gasified to provide natural gas to fuel the power generation plant. In the event that an Alaska-Canada natural gas pipeline is constructed, the project may elect to connect to this pipeline to supply natural gas directly for power generation.

A new all-weather access road (approximately 132 km ) will be established to service the plant. Amongst other functions, the road will be used to transport concentrate to the Skagway, Alaska port as well as to transport various commodities from the port to the mine.

A new airstrip will be constructed to accommodate appropriately sized aircraft. The existing airstrip will be razed in preparation for grading for process facilities.

The staffing plan for the Casino project for year 3 of operations includes the following areas:

•	Mining	320
•	G&A	40
•	Concentrator	206
•	Heap Leach	42
•	Total	608

The Casino porphyry copper-gold-molybdenum deposit is located at latitude 62° 44'N and longitude 138° 50'W (NTS map sheet 115J/10), in west central Yukon, in the north-westerly trending Dawson Range mountains, 300 km northwest of the territorial capital of Whitehorse.

The area around Casino has been subject to increasing staking and exploration activity over the past few years. Over 100 mining companies are now actively working in the general region. Two properties have defined reserves, the Carmacks Copper Project and the Minto Mine, both of which are discussed in Section 1.17 of the Casino Report.

Exploration projects in the area include the following:

  To the west, Kaminak Resources is exploring for gold on their Coffee Creek property. Cariboo Rose Resources holds 253 contiguous claims adjacent to and west of the Casino claims property.

  To the north, Kinross Gold Corporation has acquired the White Gold property

  To the east, Northern Tiger Resources continues to explore the Sonora Gulch property, with a new focus on copper-gold porphyry-style mineralisation, and Northern Freegold Resources, Ltd. is actively drilling on their Freegold Mountain claims.

  To the south Dehua International, a Chinese company, has acquired mineral claims.

The project is located on Crown land administered by the Yukon Government and is within the Selkirk First Nation traditional territory and the Tr'ondek Hwechin First Nation traditional territory lies to the north. The proposed access road crosses into Little Salmon Carmacks First Nation traditional territory to the south.

The Dawson Range forms a series of well-rounded ridges and hills that reach a maximum elevation of 1,675 m above mean sea level ("ASL"). The ridges rise above the Yukon Plateau, a peneplain at approximately 1200 m ASL, which is deeply incised by the mature drainage of the Yukon River watershed.

The characteristic terrain consists of rounded, rolling topography with moderate to deeply incised valleys. Major drainage channels extend below 1,000 m elevation. Most of the project lies between the 650 m elevation at Dip Creek and an elevation of 1,400 m at Patton Hill. The most notable local physical feature is the Yukon River, which flows to the west about 16 km north of the project site.

The Casino property presently consists of 705 full and partial active quartz mineral claims in good standing. The total area covered is 13,124 hectares ("ha"). CRS, a 100% subsidiary of Western Copper, is the registered owner of all claims.

The historical claims held by prior owners of the project and transferred as part of Western Copper's plan of arrangement with Lumina Resources Corp. ("Lumina") consist of the Casino "A", "B" and "JOE" claims.

From 2007 to 2010, Western Copper significantly increased size of the property by adding following claim blocks:

  188 VIK mineral claims, covering an area of 3,416 ha, were staked in June 2007.

  94 CC claims, covering an area of 1,933 ha, and the 63 BRIT claims, covering an area of 1,223 ha, were staked in late June 2008.

  136 AXS mineral claims, covering an area of 2,845 ha, were staked in October 2009.

  63 AXS mineral claims, covering an area of 1,318 ha, were staked in May 2010 .

Certain portions of the Casino property remain subject to royalty agreements in favour of Strategic Metals Ltd. ("Strategic Metals") and to an option agreement with Wildrose Resources Ltd. ("Wildrose") and Great Basin Gold Ltd. ("Great Basin").

The royalties and agreements are as follows:

  A 5% Net Profit Royalty on the Casino A, B and JOE claims in favour of Strategic Metals.

  The Casino B claims are subject to an agreement between CRS and Wildrose whereby Wildrose agrees to maintain the Casino A and B claims in good standing until May 2, 2020. In exchange, Wildrose has the right to acquire the Casino B claims for $1 each, payable on May 2, 2020 subject to CRS reserving a 10% Net Profit Interest on the Casino B claims.

  Wildrose may acquire the Casino B claims at any time prior to May 2, 2020 by making a $200,000 payment to CRS. The payment will relieve Wildrose of any further maintenance obligations respecting the Casino A claims.

  CRS will pay $1,000,000 Production Payment to Great Basin within 30 days of a production decision.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Casino project is located in Central Yukon, roughly 150 km due northwest of Carmacks, at approximately N62° 44' 25", W138° 49' 32". Current site access is by small aircraft using the existing 760 m airstrip by a combination of boat/barge and vehicle along the Yukon River from Minto or by winter road.

Associated Engineering Group, Ltd. ("Associated Engineering") examined various route options for a year-round access road. All the options are considered viable however the selected option which appears to have the least environmental impact and the greatest stakeholder support is a new, 132 km, unpaved road from the end of the Freegold Road approximately 70 km northwest of the village of Carmacks. This new road will generally follow the old Casino trail which was pioneered many years ago and is still used in the Casino area. The Freegold Road will be improved and maintained by the Yukon government; the balance of the road into site will be the responsibility of Western Copper; however, it is expected that other potential users along the road may contribute.

Either road or barge service will provide early access for construction equipment, camp construction and initial equipment. A new barge landing area at the confluence of Britannia Creek and the Yukon River was prepared in 2010 and the lower 10 km of the 23 km road to the site realigned to avoid all but one creek crossing at Canadian Creek. That creek crossing will be replaced by a 15 m bridge in 2011, completely eliminating all creek crossings along the road and providing much more flexibility in terms of access along the road.

The project plan includes a new 2,000 m airstrip and building for employee transport to and from the site. The airstrip is planned to be located about 15 km southwest of the mine on a flat area downstream of the TMF embankment adjacent to Dip Creek.

The climate in the Dawson Range is subarctic. Permafrost is widespread on north-facing slopes, and discontinuous on south-facing slopes.

The Casino property is located in the Dawson Range, a north-westerly trending belt of well-rounded ridges and hills that reach a maximum elevation of about 1,675 m. The hills rise above the Yukon Plateau, most of which has been peneplaned at about 1,250 m and deeply incised by mature dendritic drainages that are part of the Yukon River watershed. Although the Dawson Range escaped Pleistocene continental glaciation, minor alpine glaciation has produced a few small cirques and terminal moraines.

Local elevations range from 1,580 m on a ridge along the western property boundary to 430 m on the banks of the Yukon River at Britannia Creek.

The deposit area is situated on a small divide. The northern part of the property drains to Canadian Creek and Britannia Creek into the Yukon River. Drainage from the southern part of the property flows southward via Casino Creek to Dip Creek to the Donjek River and thence northward to the Yukon River.

Outcrop is rare on the property being restricted to a few widely spaced tors on ridge crests. Soil development is variable ranging from coarse talus and immature soil horizons at higher elevations to a more mature soil profile and thick organic accumulations on the valley floors.

History

The Casino Property has had a long and varied exploration history. The first documented placer claims in the immediate area were recorded in April 1911, following a placer gold discovery on Canadian Creek by J. Britton and C. Brown. In 1917, D.D. Cairnes, of the Geological Survey of Canada, recognized huebnerite (MnWO4) in the heavy-mineral concentrates of the placer workings. He suggested that the gold and tungsten mineralization was derived from an intrusive complex on Patton Hill (which is now recognized as the core of the Casino porphyry deposit). The total placer gold production is unknown; the most recent work (1980-1985) yielded about 50 kg (1615 troy ounces) of gold. During the Second World War, a small amount of tungsten was recovered.

The first mineral claims at Casino were staked by N. Hansen in 1917. In 1936 silver-lead-zinc veins were discovered by J. Meloy and A. Brown approximately 3 km south of the Canadian Creek placer workings. Over the next several years the Bomber and Helicopter vein systems were explored by hand trenches and pits. The Helicopter claims were staked in 1943 and the Bomber and Airport groups in 1947.

From 1948 to 1967, the focus of exploration on the property was for lead-silver mineralization at the Helicopter and Bomber veins. The property was optioned to Noranda in 1948 and then to Rio Tinto in 1963. During this time trenching, mapping and sampling were conducted.

In 1963, L. Proctor purchased the claims and formed Casino Silver Mines Limited to develop the silver-rich veins. Between 1965 and 1980, the silver-bearing veins were explored and developed intermittently by underground and surface workings. In total, 372.5 tonnes of hand-cobbed argentiferous galena, assaying 3689 g/t Ag, 17.1 g/t Au, 48.3% Pb, 5% Zn, 1.5% Cu and 0.02% Bi, were shipped to the smelter at Trail, British Columbia.

B. Hestor noted that the area had porphyry deposit potential in 1963, but his observations did not become generally known. In 1967, the porphyry potential was recognized again, this time by A. Archer and separately by G. Harper. Archer's evaluation led to the acquisition of Casino Silver Mines Limited by the Brynelsen Group, and from 1968 to 1973 exploration was directed jointly by Brameda, Quintana, and Teck Corporation towards a porphyry target. Exploration included extensive geophysical and trenching program, but it was mainly thanks to the soil geochemistry, that the porphyry deposit was discovered in 1969.

Following the porphyry discovery, various parties including Brameda Resources, Quintana Minerals and Teck Corporation drilled the property. During this period (between 1969 and 1973), 5,328 m of reverse circulation drilling in 35 holes and 12,547 m of diamond drilling in 56 holes was completed.

In 1991, Archer, Cathro & Associates (1981) Ltd. optioned the property and assigned the option to Big Creek Resources Ltd. A drill program in 1992 consisting of 21 HQ (63.5 mm diameter) holes totalling 4,729 m, systematically assessed the gold potential in the core of the deposit for the first time. The larger-sized core gave better recovery and more reliable assays than earlier drilling.

In 1992, Pacific Sentinel Gold Corp. ("PSG") acquired the property from Archer Cathro and commenced a major exploration program. The 1993 program included surface mapping and 50,316 m of HQ and NQ (47.6 mm diameter) drilling in 127 holes. All but one of the 1992 drill holes were deepened in 1993.

In 1994, PSG drilled an additional 108 drill holes totalling 18,085 metres. This program completed the delineation drilling set out in 1993 and investigated various geological, geotechnical, structural, and environmental aspects of the project. In addition, PSG performed a considerable amount of metallurgical, geotechnical and environmental work and completed a scoping study in 1995. The scoping study envisioned a large-scale open pit mine, conventional flotation concentrator that would produce a copper-gold concentrate for sale to Pacific Rim smelters.

First Trimark Resources and CRS Copper Resources obtained the property and using the Pacific Sentinel Gold data published a Qualifying Report on the property in 2003 to bring the resource estimate into compliance with National Instrument 43-101 requirements. The two firms combined to form Lumina Copper Corporation in 2004. An update of the Qualifying Report was issued in 2004.

Western Copper acquired Lumina Copper Corporation, and the Casino Deposit, in November 2006.

In 2007, Western Copper conducted an evaluation of the Bomber Vein System and the southern slope of the Patton Hill by VLF-EM and Horizontal Loop EM survey and soil geochemistry. Environmental baseline studies were also initiated in 2007.

In 2008, Western Copper reclaimed the old camp site, constructed a new exploration camp next to the Casino airstrip and commenced with the drilling. Three drill holes (camp water well and two exploration holes) totalling 1,163 m were drilled. Main purpose of the drilling was to obtain fresh core samples for the metallurgical and waste characterization tests. Both exploration holes twinned PSG's holes so their role was also to confirm historic copper, gold and molybdenum grades. A pre-feasibility study was done in 2008 by M3 for Western Copper Corporation.

In 2009, Western Copper completed 22.5 km of DC/IP surveying and MT surveying using the Quantec Geosceiences Ltd Titan system. As well, the company drilled 10,943 meters in 37 diamond drill holes. 27 holes were infill holes drilled to convert inferred and non-defined material to measured and indicated. Infill drilling covered the north slope of the Patton Hill that was mapped as "Latite Plug" on PSG maps. Drilling has identified supergene Cu mineralization and Mo mineralization in this area. The remaining 10 holes, totalling 4,327 m, were drilled to test geophysical targets.

In 2010, infill and delineation drilling continued with most of the drilling done to the North and West of the deposit as outlined by PSG. The drilling program also defined hypogene mineralization at the southern end of the deposit. In addition, the company drilled a series of geotechnical holes at the proposed tailings embankment area and within the pit and several holes for hydrogeological studies.

A breakdown of 2010 drilling by Western Copper is as follows:

  46 exploration holes for 12,046.19 m

  4 combined geotechnical/hydrogeological holes for 1,170.50 m

  6 geotechnical holes in the tailings embankment area for 395.21 m

  6 hydrogeological holes for 519.08 m

  1 water well for 153.92 m

The total meterage drilled by Western Copper from 2008 to 2010 is 26,239.75 m.

Geological Setting

The Casino deposit occurs in an overlapping zone of the Yukon Cataclastic Terrane to the north and the Yukon Crystalline Terrane to the south. An elongate band of ultramafic rocks 1 km north of the Casino deposit may occur along a major tectonic suture, which separates the two terranes. The southern terrane contains the Dawson Range Batholith with scattered roof–pendants and blocks of the Yukon Metamorphic Complex. The northern terrane is dominated by rocks of the Yukon Metamorphic Complex with scattered intrusions of the Coffee Creek Suite which are petrographically distinct from the Dawson Range Batholith. The latter are similar to rocks near Mount Nansen dated at 104 Ma.

Exploration

In 2008, Western Copper drilled three drill holes (camp water well and two exploration holes) totalling 1,163 m. The main purpose of the drilling was to obtain fresh core samples for the metallurgical and waste rock characterization tests. Both exploration holes twinned PSG's holes and their role was also to confirm historic copper, gold and molybdenum grades.

Between July 16 and 29, 2009, Quantec Geoscience Limited of Toronto, Ontario performed Titan-24 Galvanic Direct Current Resistivity and Induced Polarization (DC/IP) surveys as well as a Magnetotelluric Tensor Resistivity ("MT") survey over the entire grid. Magnetotelluric Resistivity results in high resolution and deep penetration (to 1 km) and The Titan DC Resistivity & Induced polarization provides reasonable depth coverage to 750 m.

The survey grid was centered on the Casino deposit covering 2.4 km by 2.4 km area. The grid consisted of nine (9) lines, spaced 300 m apart, each 2.4 km long and at an azimuth of approximately 64 degrees (perpendicular to Casino Creek Fault).

Results of Titan survey were used by Quantec to identify a series of drill targets within the survey grid and adjacent to the known mineralization. 10 holes, totalling 4,327 m, were drilled to test geophysical targets. Several distal PB-Zn veins and arsenopyrite rich veins were intercepted during this drilling, but porphyry copper mineralization wasn't found. Results of Titan survey were later used to interpret structures within and around the Casino deposit.

In 2009, Western Copper drilled 10,943 meters in 37 diamond drill holes. 27 holes (6,616 m) were infill holes drilled to upgrade inferred and non-defined material to measured and indicated classes. Holes CAS-004 and CAS-007 were designed to test inferred grades at the bottom of the proposed pit. Most of the infill drilling was done on the north slope of Patton Hill that was mapped as "Latite Plug" on PSG maps. Drilling has identified supergene Cu mineralization and Mo mineralization in this area.

In 2010, infill and delineation drilling continued with most of the drilling done to the North and West of the deposit as outlined by PSG. The drilling program also defined hypogene mineralization at the south end of the deposit. In addition, the company drilled a series of geotechnical holes at the proposed tailings embankment area and within the pit. Several hydrogeological holes were also drilled in 2010.

A breakdown of 2010 drilling by Western Copper is as follows:

  46 exploration holes for 12,046.19 m

  4 combined geotech/hydrogeo holes for 1,170.50 m

  6 geotech holes in the tailings embankment area for 395.21 m

  6 hydrogeological holes for 519.08 m

  1 water well for 153.92 m

The total meterage drilled by Western Copper from 2008 through 2010 is 26,239.75 m in 104 drill holes.

From April to June 2010, all Pacific Sentinel's core stored at the Casino Property was re-logged. The purpose of the re-logging was to provide data for the new lithology and new alteration models. All previously logged lithologies were grouped in four generalized lithological groups:

  WR – Dawson Range batholith granodiorite, diorite and earlier metamorphic rocks

  PP – Patton porphyry

  IX – intrusion breccia formed between Patton porphyry and Dawson range rocks

  MX – post-mineral explosion breccia

Alteration assemblages were re-logged according to the following criteria:

  Potassic – K-spar or biotite altered rocks

  Phyllic – Sericitised, Qz-Ser and silicified rocks

  Propylitic – marked with the first appearance of secondary epidote and chlorite

  Argillic – argillic as the result of supergene weathering, not as hydrothermal alteration.

Mineralization

The geology of the Casino deposit is typical of many porphyry copper deposits. The deposit is centred on an Upper Cretaceous-age; east- west elongated tonalite porphyry stock that intrudes Mesozoic granitoids of the Dawson Range Batholith and Palaeozoic schists and gneisses of the Yukon Crystalline Complex. Intrusion of the tonalite stock into the older rocks caused brecciation of both the intrusive and the surrounding country rocks along the northern, southern and eastern contact of the stock. Brecciation is best developed in the eastern end of the stock where the breccia can be up to 400 metres wide in plan view. To the west, and along the north and south contact, the breccias narrow gradually to less than 100 metres. Little drilling has been done at the western end of the tonalite stock and it is not known if the breccia is present along this contact. Intruded into the tonalite stock and surrounding granitoids and metamorphic rocks are younger, non-mineralized dykes of similar composition to the older tonalite stock and a late diatreme, which forms both pipe-like body in the west and a dyke-like body in the east. The overall dimensions of the intrusive complex are approximately 1.8 by 1.0 kilometres.

Primary copper, gold and molybdenum mineralization was deposited from hydrothermal fluids that exploited the contact breccias and fractured wall rocks. Better grades occur in the breccias and gradually decrease outwards away from the contact zone both towards the centre of the stock and outward into the granitoids and schists. A general zoning of the primary sulphides occurs with chalcopyrite and molybdenite occurring in the tonalite and breccias grading outward into pyrite dominated mineralization in the surrounding granitoids and schists.

Drilling

The drilling for 2008 to 2010 was contracted to Kluane Drilling Ltd. from Whitehorse, Yukon. Up to three hydraulic diamond drills were utilized.

Water for the drilling was pumped from Canadian Creek (Canadian Creek bend, location of the old placer camp) and from Casino Creek.

Drilling was carried out from March through November. Conditions in the late winter and fall required winter-type drilling equipment. The main challenges during the winter drilling were water supply due to the low water level in both creeks and freezing of long water lines.

All drilling was done using "thin wall" drill rods. Holes CAS-001 to CAS-007 were HTW size (core diameter 70.92 mm) and the remainder of the drilling was done primarily in NTW core size (core diameter 56.00 mm). In few cases holes were reduced to BTW core size (core diameter 42.00 mm).

Core recoveries were consistently in the 80% to 90% range in the Leached Cap and Supergene zones and 90% to 100% in the hypogene zone.

Down-hole orientation surveying was performed using an Icefield Tools MI3 Multishot Digital Borehole Survey Tool for holes CAS-002 to CAS-076. For holes CAS-077 to CAS-085, and the geotechnical and hydrogeological holes, a Reflex Instruments downhole survey instrument was used.

Western Copper continued the drilling pattern established by PSG, utilizing a vertical drill hole orientation, for the most part and a nominal 100 metre grid spacing. Later in the program, Western Copper drilled a series of inclined holes in the northern part of the deposit. Several inclined holes were also drilled in the Western part of the deposit to establish contacts with the post-mineral explosion breccia and to confirm orientation of the proposed N-S structure.

Geostatistics done in 2010 have shown that the 100 m spacing was sufficient for supergene mineralization which prevails in this area. The same studies have shown that the 100 m drill hole spacing is only marginally sufficient for hypogene copper mineralization.

Sampling and Analysis

All original samples were sent to ALS Chemex Labs in North Vancouver for analysis. The standard analytical request for all samples was for preparation by procedure Prep-31A. This processed involved logging the sample into the tracking system, weighing, drying and crushing the entire sample to better than 70% -2 mm. A 250 gram split of the crushed material was then collected by riffle splitter and it was pulverized to better than 85% passing 75 microns. The resultant pulp was then sent for analysis.

Duplicate samples were sent to Acme Analytical Laboratories Ltd in Vancouver for analysis. At Acme, preparation procedure R150 was used. This processed involved logging the sample into the tracking system, weighing, drying and crushing the entire sample to better than 70% passing 10 mesh. A 250 gram split of the crushed material was then collected by riffle splitter and it was pulverized to better than 85% passing 200 mesh. The resultant pulp was then sent for analysis.

Sample Standards and Blanks arrived at the labs in pulverized form. These samples skipped the crushing and pulverizing stage and went to the analysis stage.

Assay Analysis

The analytical processes used at ALS Chemex and for the sample duplicates at Acme Analytical Laboratories were similar.

Gold Analysis

At ALS Chemex gold assays were run using 30 gram sample of the pulp with fire assay and AA finish to a 0.005 ppm detection limit according to procedure Au-AA23. Results were reported in parts per million (ppm).

At Acme gold assays were run by using a 30 gram sample of the pulp with fire assay and ICP-ES finish to a 2 ppb detection limit according to procedure Group 3B. Results were reported in parts per billion (ppb).

ICP Analysis

Samples sent to ALS Chemex were analyzed for multiple elements, including copper, molybdenum and silver by process ME-ICP61. This process involved a four acid "Near Total" digestion of 1.0 grams of sample pulp with Mass Emission-Inductively Coupled Plasma Spectroscopy for the analysis. This process returned results for: Ag (ppm), Al (%), As (ppm), Ba (ppm), Be (ppm), Bi (ppm), Ca (%), Cd (ppm), Co (ppm), Cr (ppm), Cu (ppm), Fe (%), Ga (ppm), K (%), La (ppm), Mg (%), Mn (ppm), Mo (ppm), Na (%), Ni (ppm), P (ppm), Pb (ppm), S (%), Sb (ppm), Sc (ppm), Sr (ppm), Th (ppm), Ti (%), Tl (ppm), U (ppm), V (ppm), W (ppm), and, Zn (ppm).

Samples sent to Acme were analyzed for multiple elements, including copper, molybdenum and silver by process Group 1EX. This process involved a four acid digestion of 0.25 grams of sample pulp with Mass Emission-Inductively Coupled Plasma Spectroscopy for the analysis. This process returned results for: Ag (ppm), Al (%), As (ppm), Au (ppm), Ba (ppm), Be (ppm), Bi (ppm), Ca (%), Cd (ppm), Co (ppm), Cr (ppm), Cu (ppm), Fe (%), K (%), La (ppm), Mg (%), Mn (ppm), Mo (ppm), Na (%), Nb (ppm), Ni (ppm), P (%), Pb (ppm), Sb (ppm), Sc (ppm), Sn (ppm), Sr (ppm), Th (ppm), Ti (%), U (ppm), V (ppm), W (ppm), Y (ppm), Zn (ppm) and, Zr (ppm).

Copper, Molybdenum and Silver Assay

Samples that returned over-limits for copper, molybdenum or silver in the ICP analysis were assayed by process OG62 at ALS Chemex. This process involved a four acid digestion and analysis by Inductively Coupled Plasma-Atomic Emission Spectroscopy or Inductively Coupled Plasma-Atomic Absorption Spectroscopy. Results were reported in percent (%).

Acid Soluble Copper Analysis

In 2008 and 2009, following receipt of the copper analyses, samples were selected for "non-sulphide" or "acid soluble" copper analysis. The criteria for "non-sulphide" selection was any sample that contained >100 ppm Cu in the Leached Cap, Supergene Zone, or top 50 m of the Hypogene Zone. A list of these samples was presented to ALS Chemex. ALS Chemex then retrieved the pulps and analyzed it by 5% sulphuric acid leach and AAS finish (procedure Cu-AA05).

In 2010, selected samples for "acid soluble" copper analyses were identified by the geologist logging the core and the request for this analysis was submitted when the samples were originally sent to the lab. The samples identified by the geologist were generally from the top of the hole down through the top 50 m of the hypogene zone. On a few occasions, after receiving the geochemical results additional samples were identified for "non-sulphide" copper analyses and ALS Chemex was requested to pull these sample pulps and perform the analysis.

Cyanide Soluble Copper Analysis

In 2010, a large number of samples from the 2008, 2009 and 2010 campaigns were identified for cyanide soluble copper analyses. These samples were selected to aid with identification of the Supergene Sulphide – Hypogene metallurgical boundary. The selected samples were analyzed by cyanide leach with AAS finish (ALS Chemex procedure Cu-AA17a). For samples that had already been received and processed at the lab, ALS Chemex retrieved the pulps and analyzed this material. For samples not yet sent to the lab, the geologist would identify the Supergene Sulphide – Hypogene boundary visually and samples 30 m on either side of the boundary were identified for cyanide leach copper analysis. On a few occasions, after receiving the geochemical results additional samples were identified for cyanide soluble copper analyses and ALS Chemex was requested to pull these sample pulps and perform the analysis.

Quality Assurance and Quality Control

Exploration sampling and analysis prior to 1992 was not subjected to the rigours required of modern regulatory requirements, but work conducted by major companies, like Quintana and Teck Corporation presumably generally followed geologically accepted good sampling practices.

However, details of the sampling and analytical methodology are unknown. Moreover, analytical quality, particularly with respect to the determination of gold in the less than 1.0 g/t range, has improved considerably since the pre-1992 work was done. It is for this reason that the assay result from these old holes was not used in this study.

During the 1993 and 1994 Pacific Sentinel Gold drilling programs at Casino, standards, reject duplicates, and half-core replicates were assayed at regular intervals in order to check the security of the samples as well as the quality and accuracy of the laboratory analyses. Further, in-house laboratory standards, duplicates, and blanks were also run and reported as normal assays on certificates.

Security of Samples

Samples were shipped in rice bags with uniquely-numbered, non-re-sealable security tags. Each sample shipment was shipped from the Casino Property via air to Whitehorse. The samples were received at the airport by the project expediter and trans-shipped to the appropriate lab from there. In 2008 and early 2009, all shipments were sent by Byers Transport to North Vancouver. Later in 2009 and early 2010, samples for ALS Chemex were shipped by Byers Transport to the ALS Chemex preparation facility in Terrace, BC, where they were crushed and pulverized. The pulps were then shipped by ALS Chemex to North Vancouver for analyses. In May of 2010, ALS Chemex opened a preparation facility in Whitehorse. From then on, all samples were delivered to the Whitehorse preparation lab by the project expediter. The samples were crushed and pulverized in Whitehorse and the pulps were shipped to North Vancouver for analysis.

If a shipment was received with a broken security tag, the lab would notify the project manager to determine if it the shipment was tampered with, or if the tag was accidentally damaged during shipping.

The remoteness of the Casino site provided a large degree of security as air traffic into the project was closely monitored. Further, the Casino gold grades were low and any metal contamination or grade enhancement would be quickly and easily identified. There did not appear to be any tampering of any samples.

Mineral Resource and Mineral Reserve Estimates

The following table summarizes the mineral resources for the Casino Project.

Mineral Resource-Inclusive of Mineral Reserve

Supergene and Hypogene Zones	Cutoff	Ore	Copper	Gold	Moly	Silver	CuEq
(Mill Resource)	CuEq (%)	Mtonnes	(%)	(g/t)	(%)	(g/t)	(%)
Measured Mineral Resource
Supergene Oxide	0.25	25	0.28	0.52	0.026	2.38	0.77
Supergene Sulfide	0.25	36	0.39	0.41	0.029	2.34	0.84
Hypogene	0.25	32	0.32	0.38	0.026	1.94	0.73
Total Measured Resource	0.25	93	0.34	0.43	0.027	2.21	0.78
Indicated Mineral Resource
Supergene Oxide	0.25	36	0.23	0.21	0.019	1.44	0.46
Supergene Sulfide	0.25	216	0.24	0.22	0.019	1.72	0.50
Hypogene	0.25	711	0.17	0.21	0.023	1.65	0.45
Total Indicated Resource	0.25	963.6	0.19	0.21	0.022	1.66	0.46
Measured/Indicated Mineral
Resource
Supergene Oxide	0.25	61	0.25	0.34	0.022	1.83	0.59
Supergene Sulfide	0.25	252	0.26	0.25	0.021	1.81	0.55
Hypogene	0.25	743	0.17	0.22	0.023	1.66	0.46
Total Meas/Indicated Resource	0.25	1057	0.20	0.23	0.022	1.71	0.49
Inferred Mineral Resource
Supergene Oxide	0.25	26	0.26	0.17	0.010	1.43	0.41
Supergene Sulfide	0.25	102	0.20	0.19	0.010	1.49	0.38
Hypogene	0.25	1568	0.14	0.16	0.020	1.36	0.37
Total Inferred Resource	0.25	1696	0.14	0.16	0.019	1.37	0.37
Leached Cap/Oxide Gold Zone	Cutoff	Ore	Copper	Gold	Moly	Silver	CuEq
(Heap Leach Resource)	Gold (g/t)	Mtonnes	(%)	(g/t)	(%)	(g/t)	(%)
Measured Mineral Resource	0.25	31	0.05	0.52	0.025	2.94	N.A.
Indicated Mineral Resource	0.25	53	0.03	0.33	0.017	2.36	N.A.
Measured/Indicated Resource	0.25	84	0.04	0.40	0.020	2.57	N.A.
Inferred Mineral Resource	0.25	17	0.01	0.31	0.008	1.93	N.A.

CuEq is based on metal prices of US$2.00/lb copper, $US875/oz gold, US$11.25/lb molybdenum, and US$11.25/oz silver and assumes 100% metal recovery.

The supergene oxide, supergene sulfide and hypogene zones are mill resources and are tabulated at a 0.25% copper equivalent cutoff grade. Measured and indicated supergene and hypogene resources amount to 1.06 billion tonnes at 0.20% copper, 0.23 g/t gold, 0.022% molybdenum, and 1.71 g/t silver. Inferred resources is an additional 1.7 billion tonnes at 0.14% copper, 0.16 g/t gold, 0.019% molybdenum, and 1.71 g/t silver.

The leach cap contains heap leachable ore and is tabulated at a 0.25 g/t gold cutoff grade. Measured and indicated heap leach ore amounts to 84.0 million tonnes at 0.40 g/t gold, 2.57 g/t silver, and 0.04% copper. Inferred resource is an additional 17 million tonnes at 0.31 g/t gold, 1.93 g/t silver, and 0.01% copper.

Copper equivalent (CuEq) is determined using the following metal prices: Cu - US$2.00 / lb, Au - US$875.00 / oz, Ag - US$11.25 / oz and Mo - US$11.25 / lb and is calculated as follows:

CuEq % = (Cu %) + (Au g/t x 28.13/44.1) + (Mo % x248.06/44.1) + (Ag g/t x 0.36/44.1)

The copper equivalent calculation reflect gross metal content and does not apply any adjustment factors for difference in metallurgical recoveries of gold, copper, silver and molybdenum.

It is important to note that the mineral resources included in Table 1.3 -2 include the mineral reserves reported in the following section.

The current resource estimation for Casino was based on 305 drill holes, 34 of which were completed in 2009 and an additional 56 completed in 2010. In addition Western Copper geologists re-interpreted the geologic model during the 2010 field season, relogging older Pacific Sentinel drill holes from drilling in the 90's. Finally the collar coordinates previously reported in Mine Grid Units were converted by Yukon Engineering Services to NAD83 UTM coordinates.

Mineral Reserve Estimate

The table below presents the mineral reserve for the Casino Project. The mill ore reserve amounts to 975.8 million tonnes at 0.202% copper, 0.238 g/t gold, 0.0229% molybdenum, and 1.73 g/t silver. Heap leach reserve is an additional 81.6 million tonnes at 0.370 g/t gold, 2.55 g/t silver, and 0.041% copper.

For this reserve estimate, measured mineral resource was converted to proven mineral reserve and indicated mineral resource was converted to probable mineral reserve, with one exception. The low grade mill ore stockpile is considered probable mineral reserve regardless of the original classification of the in-situ material.

Mineral Reserve

Mill Ore Reserve:	Ore Ktonnes	Tot Cu	Gold	Moly	Silver
		(%)	(g/t)	(%)	(g/t)
Proven Mineral Reserve:
Direct Mill Feed/SOX	90,970	0.337	0.438	0.0276	2.23
Probable Mineral Reserve:
Direct Mill Feed/SOX	767,761	0.198	0.227	0.0240	1.73
Low Grade Stockpile	117,063	0.130	0.151	0.0123	1.32
Total Probable Reserve	884,824	0.189	0.217	0.0225	1.68
Proven/Probable Reserve
Direct Mill Feed/SOX	858,731	0.212	0.250	0.0244	1.79
Low Grade Stockpile	117,063	0.130	0.151	0.0123	1.32
Total Mill Ore Reserve	975,794	0.202	0.238	0.0229	1.73

Heap Leach Reserve:	Ore ktonnes	Gold (g/t)	Tot Cu	Moly	Silver
			(%)	(%)	(g/t)
Proven Mineral Reserve	29,558	0.494	0.052	n.a.	2.88
Probable Mineral Reserve	52,063	0.299	0.035	n.a.	2.37
Total Heap Leach Reserve	81,621	0.370	0.041	n.a.	2.55

Exploration and Development

Based on the positive results of the Casino pre-feasibility study, Western Copper has begun work towards preparing a feasibility study.

Western Copper is also performing work required to submit its application for environmental assessment under the Yukon Environmental and Socioeconomic Assessment Act, the first step required to permit the Casino project.

STATED BUSINESS OBJECTIVES

Western Copper's primary objectives are to complete the Arrangement, to continue its exploration and development of its Casino Project and to evaluate new properties and opportunities.

TRENDS

Western Copper has not generated operating revenue to date and are currently an exploration stage company. Other than noted above, management are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on Western Copper's operations, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of Western Copper's financial condition.

AVAILABLE FUNDS

Western Copper had working capital of approximately $21 million (the "Available Funds") as of June 30, 2011.

PRO FORMA AVAILABLE FUNDS AND PURPOSES

Western Copper does not expect to have any significant changes to its working capital prior to the completion of the Arrangement save that Copper North and NorthIsle, its subsidiaries, will incur expenses in connection with the Arrangement and Western Copper will incur expenses in connection with exploration programs on its properties.

SELECTED FINANCIAL INFORMATION

The following discussion should be read in conjunction with the financial statements and related notes thereto of Western Copper which are incorporated by reference to this Information Circular.

The following table sets forth selected financial information of Western Copper:

	Year Ended December 31, 2008(1) $ (Derived from audited financial statements)	Year Ended December 31, 2009(1) $ (Derived from audited financial statements)	Year Ended December 31, 2010(1) $ (Derived from audited financial statements)	Six Months Ended June 30, 2010(2) $ (Derived from unaudited financial statements)	Six Months Ended June 30, 2011(2) $ (Derived from unaudited financial statements)
Revenues	nil	nil	nil	nil	nil
Loss	2,159,249	1,860,157	2,776,979	2,797,410	1,436,343
Loss per common share	0.03	0.02	0.03	0.04	0.02
Total assets	79,216,492	86,876,176	109,377,291	77,760,883	99,092,973
Total long- term liabilities FIT Liability	9,965,115	9,661,846	12,472,501	1,945,136	1,945,136
Resource properties	65,702,582	72,790,644	85,330,161	68,966,311	76,515,156

The following table sets forth selected unaudited quarterly financial information:

	June 30, 2011(2) $	March 31, 2011(2) $	December 31, 2010(1) $	September 30, 2010(1) $
Revenues	nil	nil	nil	nil
Loss	748,943	687,400	665,986	573,719
Loss per common share	0.01	0.01	0.01	0.01

	June 30, 2010(2) $	March 31, 2010(2) $	December 31, 2009(1) $	September 30, 2009(1) $
Revenues	nil	nil	nil	nil
Loss	775,448	2,021,962	233,672	509,122
Loss per common share	0.01	0.03	-	0.01

(1)	Financial statements prepared in accordance with Canadian GAAP.
(2)	Financial statements prepared in accordance with IFRS.

MANAGEMENT DISCUSSION AND ANALYSIS

Management discussion and analysis for Western Copper for (i) the year ended December 31, 2010 compared to the year ended December 31, 2009, (ii) the year ended December 31, 2009 compared to the year ended December 31, 2008 and (iii) the three and six month periods ended June 30, 2011 compared to the three and six month periods ended June 30, 2010 are incorporated by reference herein and are available under Western Copper's profile on the SEDAR website at www.sedar.com.

AUTHORIZED AND ISSUED SHARE CAPITAL

The authorized capital of Western Copper consists of an unlimited number of common shares without par value, an unlimited number of preferred shares without par value and an unlimited number of Class A voting shares, each with a par value of $0.00001, of which 92,975,570 Western Copper Shares, no Western Copper Preferred Shares and no Western Copper Class A Voting Par Value Shares are issued and outstanding as of the date of this Information Circular.

Holders of Western Copper Shares are entitled to one vote per share at all meetings of shareholders, to receive dividends as and when declared by the directors and to receive a pro rata share of the assets of Western Copper available for distribution to holders of Western Copper Shares in the event of liquidation, dissolution or winding-up of Western Copper. All rank pari passu, each with the other, as to all benefits which might accrue to the holders of common shares.

SHARE AND LOAN CAPITAL

The following table and the notes thereto set forth the share and loan capital of Western Copper as at the dates specified therein. The following table should be read in conjunction with, and is qualified by reference to, Western Copper's pro forma consolidated financial statements attached as Schedule "B" to this Information Circular.

Designation of Security	Authorized	Amount Outstanding as of June 30, 2011(1)	Amount Outstanding as of June 30, 2011 after giving effect to the Arrangement(1)
Common Shares	Unlimited	92,975,570	92,975,570
Class A Voting Par Value Shares	Unlimited	Nil	Nil
Preferred Shares	Unlimited	Nil	Nil

(1)	All figures are unaudited.

OPTIONS AND OTHER RIGHTS TO PURCHASE SHARES (CURRENT AND POST-ARRANGEMENT)

Options

The following table sets out all the outstanding Western Copper Options as at August 31, 2011:

Optionees	Number of Western Copper Shares Subject to Options	Exercise Price
Directors	90,000 150,000 75,000 75,000 100,000 100,000 500,000	$0.60 $0.86 $1.25 $1.88 $1.90 $2.02 $3.11
Officers (not including directors)	230,000 405,000 325,000 225,000 750,000	$0.60 $0.86 $1.25 $1.88 $3.11
Employees and consultants	160,000 25,000 190,000 295,000 100,000 120,000 225,000	$0.60 $0.62 $0.86 $1.25 $1.64 $1.88 $3.11
Total	4,140,600

Warrants

The following table sets out all the outstanding Western Copper Warrants as at August 31, 2011:

	Number of Western Copper Shares Subject to Warrants	Exercise Price
	86,000 2,150,000 4,697,750	$2.50 $2.60 $3.45
Total	6,933,750

PRIOR SALES

The only securities issued by Western Copper during the 12 months preceding August 31, 2011 were:

Date of Issue	No. of Securities Issued	Price	Reason for Issue
October 15, 2010	30,000	0.36	Exercise of Stock Options
November 4, 2010	50,000	$1.39	Exercise of Stock Options
November 15, 2010	75,000	$1.39	Exercise of Stock Options
November 24, 2010	25,000	$1.39	Exercise of Stock Options
December 14, 2010	30,000	$0.36	Exercise of Stock Options
December 22, 2010	9,395,500	$2.45	Public Offering of Units
January 11, 2011	20,000	$2.00	Exercise of Stock Options
January 13, 2011	40,000	$1.88	Exercise of Stock Options
January 14, 2011	33,000	$0.60	Exercise of Stock Options
February 4, 2011	20,000	$2.00	Exercise of Stock Options
February 7, 2011	10,000	$1.25	Exercise of Stock Options
February 10, 2011	20,000	$2.00	Exercise of Stock Options
February 14, 2011	16,500	$0.60	Exercise of Stock Options
March 3, 2011	26,400	$0.60	Exercise of Stock Options
March 3, 2011	3,334	$1.25	Exercise of Stock Options
April 19, 2011	50,000	$2.00	Exercise of Stock Options
April 20, 2011	100,000	$2.00	Exercise of Stock Options
May 3, 2011	100,000	$2.00	Exercise of Stock Options
May 3, 2011	75,000	$2.00	Exercise of Stock Options
May 4, 2011	50,000	$2.00	Exercise of Stock Options
May 6, 2011	62,600	$2.00	Exercise of Stock Options
May 9, 2011	15,000	$1.88	Exercise of Stock Options
May 9, 2011	15,000	$1.25	Exercise of Stock Options
May 9, 2011	150,000	$2.00	Exercise of Stock Options
May 11, 2011	100,000	$2.00	Exercise of Stock Options
May 13, 2011	75,000	$2.00	Exercise of Stock Options
May 13, 2011	27,400	$2.00	Exercise of Stock Options
May 16, 2011	200,000	$2.00	Exercise of Stock Options
May 16, 2011	60,000	$2.00	Exercise of Stock Options
May 16, 2011	50,000	$2.00	Exercise of Stock Options
May 16, 2011	8,500	$0.60	Exercise of Stock Options
May 25, 2011	50,000	$1.88	Exercise of Stock Options
May 25, 2011	60,000	$1.25	Exercise of Stock Options
May 25, 2011	50,000	$0.60	Exercise of Stock Options

MARKET FOR SECURITIES

The Western Copper Shares are listed for trading on the TSX under the trading symbol "WRN" and on the AMEX under the trading symbol "WRN".

The following table sets out the market price range and trading volume of Western Copper Shares on the TSX for the periods indicated.

Year	Period	High	Low	Volume
		$	$	# of shares

2010	August	1.29	1.00	1,131,941
	September	1.67	1.18	5,094,452
	October	1.62	1.32	4,587,911
	November	2.65	1.51	7,479,914
	December	2.95	2.25	11,730,414
2011	January	4.40	2.65	16,365,929
	February	4.20	3.30	11,138,532
	March	3.80	2.40	9,407,114
	April	4.15	3.14	8,962,060
	May	3.66	2.75	6,929,917
	June	3.40	2.64	5,946,419
	July	3.05	3.49	4,423,442
	August 1 - 29	3.39	2.53	3,229,806

The following table sets out the market price range and trading volume of the 4,697,750 Western Copper Warrants issued on December 22, 2010 and listed on the TSX for the periods indicated.

Year	Period	High	Low	Volume
		$	$	# of warrants

2010	December	0.60	0.32	759,432
2011	January	1.96	0.61	852,127
	February	1.85	1.21	494,505
	March	0.56	1.40	535,500
	April	0.79	1.65	300,824
	May	0.90	1.25	128,875
	June	0.77	1.20	48,135
	July	0.84	1.10	82,900
	August 1 - 29	0.50	0.91	42,585

The following table sets out the market price range and trading volume of Western Copper Shares on the AMEX for the periods indicated.

Year	Period	High	Low	Volume
		$	$	# of shares

2011	February 9 -28	4.49	3.40	1,416,131
	March	3.99	2.43	2,824,267
	April	4.35	3.25	3,050,855
	May	3.84	2.85	1,966,218
	June	3.48	2.70	1,814,460
	July	3.69	3.18	1,372,540
	August 1 - 29	3.90	2.54	2,022,578

PRINCIPAL HOLDERS OF VOTING SECURITIES (CURRENT AND POST-ARRANGEMENT)

To the knowledge of the directors and senior officers of Western Copper, no person, upon completion of the Arrangement, will beneficially own, control or direct, directly or indirectly, shares carrying more than 10% of voting rights attached to each class of the then outstanding voting securities of Western Copper.

DIRECTORS AND OFFICERS (CURRENT AND POST-ARRANGEMENT)

Western Copper's directors and officers are not expected to change as a result of the Arrangement. Information with respect to the directors and officers of Western Copper is contained under the heading "Election of Directors" in the information circular of Western Copper dated May 18, 2011 incorporated by reference herein and filed under Western Copper's profile on the SEDAR website at www.sedar.com. See "Documents Incorporated by Reference".

EXECUTIVE COMPENSATION

Information with respect to the compensation of executive officers of Western Copper is contained under the heading "Executive Compensation" in the information circular of Western Copper dated May 18, 2011 incorporated by reference herein and filed under Western Copper's profile on the SEDAR website at www.sedar.com. See "Documents Incorporated by Reference".

CORPORATE GOVERNANCE DISCLOSURE

Information with respect to corporate governance of Western Copper is contained under the heading "Corporate Governance Disclosure" in the information circular of Western Copper dated May 18, 2011 incorporated by reference herein and filed under Western Copper's profile on the SEDAR website at www.sedar.com. See "Documents Incorporated by Reference".

AUDIT COMMITTEE DISCLOSURE

Information with respect to the audit committee of the board of directors of Western Copper is contained under the heading "Additional Information - Audit Committee Information" in the annual information form of Western Copper dated March 24, 2011 incorporated by reference herein and filed under Western Copper's profile on the SEDAR website at www.sedar.com. See "Documents Incorporated by Reference".

RISK FACTORS

In addition to the other information contained in this Information Circular, the risks and uncertainties set out under the heading "Financial Instrument Risk" in Western Copper's management discussion and analysis for the year ended December 31, 2010 incorporated by reference herein and filed under Western Copper's profile on the SEDAR website at www.sedar.com should be considered carefully when considering risk related to Western Copper's business. Furthermore, if the Arrangement does complete, Shareholders will be shareholders of Western Copper, Copper North and NorthIsle and will be subject to the Copper North and NorthIsle risk factors. See "Copper North Mining Corp. – Risk Factors" and "NorthIsle Copper and Gold Inc. – Risk Factors".

Western Copper is in the business of acquiring, exploring and developing mineral exploration properties, and is exposed to a number of risks and uncertainties that are common to other mineral exploration companies in the same business. The industry is capital intensive at all stages and is subjected to variations in commodity prices, market sentiment, exchange rates for currency, inflations and other risks. Western Copper currently has no other source of revenue other than interest on cash balances. Western Copper relies mainly on financing to fund exploration activities on its mineral properties.

LEGAL PROCEEDINGS

Western Copper and its subsidiaries are not a party to any material legal proceedings and Western Copper is not aware of any such proceedings known to be contemplated.

AUDITORS

The auditors of Western Copper are PricewaterhouseCoopers LLP. PricewaterhouseCoopers LLP were first appointed as auditor of Western Copper in 2006.

REGISTRAR AND TRANSFER AGENT

The Registrar and Transfer Agent for the Western Copper Shares is Computershare Investor Services Inc. at its offices at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

COPPER NORTH MINING CORP.

The following information is provided by Copper North, is presented on a post-Arrangement basis and is reflective of the proposed business, financial and share capital position of Copper North. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

NAME AND INCORPORATION

Copper North was incorporated under the BCBCA on August 3, 2011. Copper North is a private company. Copper North's head office and principal business address are located at Suite 2050, 1111 West Georgia Street, Vancouver, British Columbia, V6E 4M3 and the registered and records office is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2TS.

INTERCORPORATE RELATIONSHIPS

Copper North has two wholly-owned subsidiaries, being Carmacks Mining and Redbed, both of which were incorporated under the BCBCA on August 3, 2011 for the purposes of the Arrangement.

GENERAL DEVELOPMENT OF THE BUSINESS – THREE YEAR HISTORY

Copper North was incorporated on August 3, 2011 for the purposes of the Arrangement.

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

Copper North has not completed a fiscal year. There are no significant acquisitions or dispositions, completed or probable, for which financial statements would be required under applicable Canadian securities legislation, save pursuant to this Arrangement as described herein. Details of the Arrangement are provided under "Particulars of Matters To Be Acted Upon - The Arrangement". The Arrangement if successfully completed will result in Copper North indirectly holding the Copper North Properties and holding funds with which to continue its exploration and development of the Copper North Properties. The future operating results and financial position of Copper North cannot be predicted. Shareholders may review the Copper North business financial statements attached as Schedule "C" hereto.

TRENDS

Management is not aware of any trend, commitment, event or uncertainty that is both presently known to management and reasonably expected to have a material effect on Copper North's business, financial condition or results of operations as at the date of the Information Circular, except as otherwise disclosed herein or except in the ordinary course of business.

STATED BUSINESS OBJECTIVES

On completion of this Arrangement, Copper North intends to conduct its business as an exploration and development company. See "Properties – Carmacks Property, Yukon Territory" below for information on Copper North's proposed exploration program and "Available Funds".

PROPERTIES

Following the completion of the Arrangement, Copper North's material property for the purpose of NI 43-101 will be the Carmacks Property in the Yukon Territory, for which disclosure is provided below.

Western Copper indirectly holds 100% interest in the Carmacks Property through Carmacks, its wholly-owned subsidiary. The Carmacks Property is subject to either a 3% net smelter royalty or a 15% net profits royalty payable to Archer Cathro & Associates (1981) Ltd., at Western Copper's election. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. Western Copper is required to make an advance royalty payment of $100,00 in any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. To date, $800,000 has been paid as advanced royalty payments.

The rights and obligations under the above-described agreement will be indirectly assigned to Copper North in connection with the completion of the Arrangement.

In addition to the Carmacks Property, Copper North will be the indirect owner of the Redstone Property described below.

Carmacks Property, Yukon Territory

The following technical information concerning the Carmacks Property in the Yukon Territory is derived from the "Summary" and "Interpretation and Conclusions" sections of a technical report (the "Carmacks Report") prepared in accordance with NI 43-101 by Scott Casselman, P. Geo., entitled "2011 Qualifying Report for the Carmacks Copper Deposit, Yukon Territory" dated August 22, 2011. The "Summary" and "Interpretation and Conclusions" sections have been updated and conformed to be consistent with other disclosure within this Information Circular. The entire Carmacks Report is incorporated by reference into this Information Circular. See "Documents Incorporated by Reference".

Summary

The Carmacks Copper Project is located approximately 192 km north of Whitehorse, Yukon, within the Whitehorse Mining District. The property consists of 338 full-size and fractional claims in two claim blocks; one containing 312 claims, the other 26 claims. All of the claims owned 100% by Carmacks, a 100% owned subsidiary of Western Copper.

Western Copper (formerly "Western Copper Holdings Ltd.") and Thermal Exploration Company ("Thermal Exploration") acquired the Carmacks Copper Project in 1989 from Archer, Cathro & Associates subject to a 3% Net Smelter Royalty. Western Copper completed a feasibility study on the property which was subsequently updated in 1995. Following this, Western Copper made the decision to proceed with project development and filed for environmental review together with Quartz Mining and Water Licence Applications. In 1998, after completing some early construction work on the project Western Copper suspended work on the project indefinitely due to low copper prices. In 2006, an exploration program was re-initiated on the Carmacks property consisting of diamond drilling, Rapid Air Blast ("RAB") drilling and environmental baseline studies.

Western Copper continued exploration drilling, environmental studies and geotechnical investigations, seasonally, in 2007 and 2008.

To date, a total of 241 diamond drill holes, 11 reverse circulation holes, and 61 RAB holes, amounting to approximately 38,207 m of drilling, were drilled in the exploration of the property. In addition, 71 geotechnical holes have been drilled for an additional 3,847 m. The Carmacks copper-gold deposit lies within the Yukon Cataclastic Terrane. The deposit is hosted by feldspathic-mafic gneisses (generally quartz deficient) that form a roof pendant within Triassic hornblende-biotite granodiorite of the Granite Mountain Batholith. The deposit constitutes the No. 1, No. 4 and No. 7 Zones, which are 3 of 14 defined zones containing copper mineralization known on or in the immediate vicinity of the property. The No. 1, 4 and 7 Zones, as presently defined, extend over a 700 m strike length and at least 450 m down dip. The deposit is open at depth. These zones are oxidized to an approximate depth of 250m below surface. Within the oxidized area pyrite is virtually absent and pyrrhotite is absent. Weathering has resulted in 1% to 3% pore space and the rock is quite permeable. Secondary copper and iron minerals line and in-fill cavities, form both irregular and coliform masses and fill fractures and rim sulphides. Primary sulphide minerals and magnetite are disseminated and form narrow massive bands or heavy disseminations in bands.

The character of the deposit changes along strike leading to a division into northern and southern halves. The northern half is more regular in thickness, dip angle, width, and down dip characteristics. The southern half splays into irregular intercalations, terminating against subparallel faults down dip. Both the north and south ends of the deposit are offset by cross-cutting faults. The No. 4 Zone is interpreted as the southern offset extension of the No. 1 Zone. The northern offset has not been identified yet.

An updated mineral resource was estimated by Wardrop Engineering Inc. ("Wardrop") in 2007. The updated resource estimate was calculated using historical and recent drill hole data. The oxide sulphide boundary was modelled using a minimum 20% ratio of oxide copper to total copper. Wardrop used a specific gravity of 2.65 for the granodiorite, 2.68 for the oxide mineralization and 2.71 for the sulphide mineralization. Based on these parameters, Wardrop estimated that the Carmacks deposit contained approximately 10 million tonnes of oxide resources in the combined measured plus indicated categories, grading 0.96% Cu Oxide ("CuX"), 0.17% Cu Sulphide ("CuS"), 0.519 g/t Au, and 4.938 g/t Ag. The deposit contains an additional 5.7 million tonnes of sulphide resources in the combined measured plus indicated categories grading 0.05% CuX, 0.71% CuS, 0.227 g/t Au, and 2.244 g/t Ag. The mineral resources were reported at 0.25% total copper cut-off grade.

In June 2005, the project entered the environmental assessment process and in April 15, 2009 Western Copper received a Quartz Mining Licence. Western Copper then entered the Yukon Water Board review for a water licence. On May 10, 2010, Western Copper was notified that the Water Licence had been denied with a list of deficiencies in the application and design process.

Western Copper is currently studying alternative heap leach designs to resolve the Water Licence issues, including modifications to the plant design. These may require additional geotechnical investigations to support the design change and an updated capital cost estimate for the project.

Interpretation and Conclusions

In the 2007 resource estimate, Wardrop concluded that both the historical and current drilling databases were of sufficient quality for the purpose of resource estimation. The Carmacks deposit is sufficiently defined for the estimation of Measured, Indicated, and Inferred mineral resources.

Wardrop concluded that, at a 0.25% total copper cutoff, the Carmacks deposit contains approximately 10 million tonnes of oxide resources in the combined Measured plus Indicated categories grading 0.96% CuX, 0.17% CuS, 0.519 g/t Au, and 4.938 g/t Ag.

Wardrop estimated the deposit contains an additional 5.7 million tonnes of sulphide resources in the combined Measured plus Indicated categories grading 0.05% CuX, 0.71% CuS, 0.227 g/t Au, and 2.244 g/t Ag.

Exploration potential for oxide copper and sulphide resources exists in the Zone 2, 12, 13 and 14 areas. Additional drilling will be required to define these zones. Drilling to test and define these areas is estimated at 5,000 to 15,000 m.

The Phase 1 budget estimate for the alternative heap leach and plant design, geotechnical investigation and updating the feasibility study is $600,000. The Phase 2 budget estimate for evaluation of the under-explored zones is $1,000,000 to $3,000,000. Although the project does not require the additional zones to be economic.

Redstone Property, Northwest Territories

Pursuant to a purchase and sale agreement dated September 24, 2002, CRS acquired all of the rights, title and interest to the Redstone Property from Redstone Resources, Inc. for $500,000, subject to a net smelter royalty (described below).

The Redstone Property is comprised of five mining leases covering 13,990 acres and 15 mineral claims in the Nahanni Mining District southwest of Norman Wells in the Northwest Territories.

The only area that presently has a NI 43-101 compliant resource estimate is the Coates Lake area. This area consists of the five mining leases noted above. The leases have expiry dates ranging from October 19, 2012 to November 29, 2015. The mineral claims have expiry dates ranging from April 7, 2011 to October 27, 2012.

Should production be achieved at Coates Lake, the 5 mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

  3%, if the price is less than, or equal to US$0.75 per pound;

  3.5% if the price is greater than US$0.75 per pound, but less than, or equal to US$1.00 per pound; and

  4% if the price is greater than US$1.00 per pound.

In 2007, Western Copper signed an agreement with the Mineral Deposits Research Unit at the University of British Columbia ("MDRU") to fund a research program that will aim to provide a better understanding of the regional geology and to identify the areas covered by Western Copper's existing claims and leases that offer the most exploration potential.

MDRU spent the summers of 2009 and 2010 collecting data at and around the property. MDRU will continue its research in 2011. The field portion of the research program is expected to conclude in 2011.

AVAILABLE FUNDS

Copper North expects to have approximately $2 million in available funds upon completion of the Arrangement (the "Available Funds"), derived from a $2 million contribution by Western Copper in connection with the completion of the Arrangement. In addition, any exercises of the Western Copper Options and Western Copper Warrants and the issuance of Copper North Shares on exercise thereof will provide additional funds to the Company.

PRINCIPAL PURPOSES

Copper North anticipates that it will use the expected Available Funds as follows:

To pay for the recommended phase 1 exploration work program on the Carmacks property(1)	$600,000
To pay estimated administrative expenses for the next 18 months	$940,000
Unallocated working capital(2)	$460,000
TOTAL:	$2,000,000

(1)	See "Copper North Mining Corp. – Properties – Carmacks Property, Yukon Territory".

(2)

Any exercises of the Western Copper Options and Western Copper Warrants and the issuance of Copper North Shares on exercise thereof will provide additional funds to the Copper North, which will be added to Copper North's working capital.

Copper North intends to spend the funds available to it on completion of the Arrangement to carry out its proposed exploration and development program set out under "Properties – Carmacks Property, Yukon Territory

". There may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary.

SELECTED FINANCIAL INFORMATION

Copper North has not completed a financial year since its incorporation. The following table sets out selected financial information on a pro forma basis assuming completion of the Arrangement as of June 30, 2011 and should be read in conjunction with, and is qualified by reference to the Copper North Business Financial Statements attached as Schedule "C" to this Information Circular.

Current assets	$2,000,000
Resource properties	$26,357,028
Total assets	$28,357,028
Shareholders' equity	$28,357,028

DIVIDEND POLICY

Copper North has not paid dividends since its incorporation. Copper North currently intends to retain all available funds, if any, for use in its business and does not anticipate paying any dividends for the foreseeable future.

AUTHORIZED AND ISSUED SHARE CAPITAL

The authorized capital of Copper North consists of an unlimited number of common shares without par value. See "Particulars of Matters to be Acted Upon – The Arrangement – Effect of the Arrangement" for a description of Copper North Shares to be issued and issuable on completion of the Arrangement.

Holders of Copper North Shares are entitled to one vote per share at all meetings of shareholders, to receive dividends as and when declared by the directors and to receive a pro rata share of the assets of Copper North available for distribution to holders of Copper North Shares in the event of liquidation, dissolution or winding-up of Copper North. All rank pari passu, each with the other, as to all benefits which might accrue to the holders of common shares.

SHARE AND LOAN CAPITAL

The following table and the notes thereto set forth the share and loan capital of Copper North as at June 30, 2011, assuming the capital of Western Copper does not change prior to the completion of the Arrangement. The following table should be read in conjunction with, and is qualified by reference to, Copper North's business financial statements attached as Schedule "C" to this Information Circular.

Designation of Security	Authorized	Amount Outstanding after giving effect to the Arrangement(1)
Common Shares	unlimited	46,487,785(3)
Options(2)	1,332,800	1,332,800
Warrants(2)	3,466,875	3,466,875

(1)	All share figures are unaudited.
(2)	Represents Copper North Shares that will be issuable upon exercise of the Western Copper Options and Western Copper Warrants outstanding as at June 30, 2011.
(3)	In addition, additional Copper North Shares may be issued on exercise of Copper North Options granted on the completion of the Arrangement.

OPTIONS AND OTHER RIGHTS TO PURCHASE SHARES

The Board of Directors of Copper North has adopted a stock option plan. The number of common shares which may be issued pursuant to the stock option plan is a maximum of 10% of the issued and outstanding common shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant. Under TSXV policies, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis.

The purpose of the stock option plan is to allow Copper North to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of Copper North. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to ten years as determined by the Board of Directors of Copper North and are required to have an exercise price no less than the closing market price of Copper North's shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the TSXV. Pursuant to the stock option plan, the Board of Directors may from time to time authorize the issue of options to directors, officers, employees and consultants of Copper North and its subsidiaries or employees of companies providing management or consulting services to Copper North or its subsidiaries. The stock option plan contains no vesting requirements, but permits the Board of Directors to specify a vesting schedule in its discretion. The stock option plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

Copper North may grant stock options under its stock option plan prior to, in connection with or subsequent to the completion of the Arrangement.

The aggregate number of Copper North Shares issuable on exercise of currently outstanding Western Copper Options following the completion of the Arrangement will be deducted from the pool of Copper North options available for grant at any time under the Copper North stock option plan.

The full text of the stock option plan will be available for review at the Meeting.

PRIOR SALES

Copper North has not issued any Copper North Shares except one Copper North Incorporator's Share issued at a price of $1.00 per share to Western Copper on August 3, 2011.

PERFORMANCE SHARES OR ESCROW SECURITIES

There are no Copper North Shares held in escrow.

RESALE RESTRICTIONS

See "Securities Laws Considerations" in this Information Circular.

There is currently no market through which the Copper North Shares may be sold and, unless the Copper North Shares are listed on a stock exchange, shareholders may not be able to resell the Copper North Shares.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and senior officers of Copper North, no person, upon completion of the Arrangement, will beneficially own, control or direct, directly or indirectly, shares carrying more than 10% of voting rights attached to each class of the then outstanding voting securities of Copper North.

DIRECTORS AND OFFICERS

The board of directors of Copper North consists of Dale Corman, Robert Gayton, Sally Eyre and David Street. Sally Eyre is the President and CEO and Julien François is the CFO and Corporate Secretary of Copper North.

Name, Position and Province of Residence(1)(2)	Principal Occupation for the Past Five Years	No. of Securities Beneficially Owned, Controlled or Directed, Directly or Indirectly, After the Arrangement(3)(4)	Share Percentage(4)
Sally Eyre President, CEO & Director British Columbia	See "Management" below.	Nil	0%
Robert Gayton(5) Director British Columbia	See "Management" below.	33,950 Shares 105,000 Stock Options	<1%
Dale Corman(6) Chairman & Director British Columbia	See "Management" below.	2,566,200Shares 155,000 Stock Options	5.8%
David Street(6) Director London, UK	See "Management" below.	Nil	0%
Julien François CFO & Corporate Secretary British Columbia	See "Management" below.	38,250 Shares 225,000 Stock Options	<1%

(1)	The information as to residence and principal occupation, not being within the knowledge of Copper North, has been furnished by the respective directors and officers individually.
(2)	Directors serve until the earlier of the next annual general meeting or their resignation.
(3)

The information as to securities beneficially owned, controlled or directed, directly or indirectly, not being within the knowledge of Copper North, has been furnished by the respective directors and officers individually based on shareholdings in Western Copper as of the date of this Information Circular.

(4)	Stock options and warrants represent Copper North Shares that will be issuable upon exercise of the currently outstanding Western Copper Options and Western Copper Warrants.
(5)	Chairman of audit committee.
(6)	Member of audit committee.

Upon the completion of the Arrangement, it is expected the directors and officers of Copper North as a group, will beneficially own, control or direct, directly or indirectly, an aggregate of approximately 2.6 million Copper North Shares representing approximately 6% of the issued Copper North Shares, assuming 46,487,785 Copper North Shares are issued to shareholders of Western Copper pursuant to the Arrangement.

Management

Dale Corman, age 73, Chairman & Director

From 1995 to 2006, he was Chairman of the Board of Directors and Chief Executive Officer of Western Silver Corporation. He has 30 years' experience as a senior corporate officer of publicly listed companies in Canada and the United States, as well as extensive expertise in mineral and geothermal exploration and development, property evaluation and acquisition, project financing, and corporate management. Mr. Corman received a B.S. in geology from Rensselaer Polytechnic Institute in Troy, New York, in 1961 and obtained Professional Engineer status in Ontario in 1972. Since 2006, Mr. Corman has acted as Chairman and Chief Executive Officer of Western Copper Corporation.

As the Chairman and a Director of Copper North, Mr. Corman is responsible for general corporate oversight and strategy.

Sally Eyre, age 39, President, CEO and Director

Dr. Eyre has 19 years' experience in the global resource sector. Prior to joining Copper North, she served as Chief Executive Officer of Etruscan Resources Inc. (now Endeavour Mining Corp.), a gold company with assets in West Africa. Dr. Eyre has a Ph.D in Economic Geology from the Royal School of Mines, Imperial College, London and is a member of the Society of Economic Geologists.

As the President, CEO and a Director of Copper North, Dr. Eyre is responsible for overseeing operations and new acquisitions for Copper North and joint venture strategies. Dr. Eyre anticipates devoting approximately 100% of her working time for the benefit of Copper North.

Julien François, age 33, CFO and Corporate Secretary

Mr. François is a Chartered Accountant. He spent five years working at PricewaterhouseCoopers LLP, focused on mining and high tech clients. Mr. François has been the CFO of Western Copper Corporation since 2006.

As the CFO of Copper North, Mr. François is responsible for coordination of the financial operations of Copper North in conjunction with the CEO and with outside accounting, tax and auditing firms. As the Corporate Secretary of Copper North, Mr. François is responsible for maintaining the corporate records of Copper North, including meeting minutes. Mr. François anticipates devoting 40% of his working time for the benefit of Copper North.

Robert Gayton, age 71, Director

Dr. Gayton joined the Faculty of Business Administration at the University of British Columbia in 1965, beginning 10 years in the academic world. Dr. Gayton rejoined Peat Marwick Mitchell in 1974 and became a partner in 1976 where he provided audit and consulting services to private and public company clients for 11 years. Dr. Gayton has directed the accounting and financial matters of public companies in the resource and non-resource fields since 1987. Dr. Gayton is a director of several public companies: Amerigo Resources Ltd. [TSX:ARG], B2 Gold Corp. [TSX:BTO], Eastern Platinum Limited [TSX & AIM:ELR], Nevsun Resources Ltd. [TSX & NYSE Amex:NSU], Palo Duro Energy Inc. [TSX-V:PDE], Quaterra Resources Inc. [TSX-V:QTA], and Silvercorp Metals Inc. [TSX & NYSE:SVM]. Dr. Gayton, F.C.A., holds a Bachelor of Commerce degree from the University of British Columbia, earned the chartered accountant designation while at Peat Marwick Mitchell, and holds a Ph.D. in business from the University of California.

David Street, age 42, Director

David Street is Managing Director, Debt Finance of Endeavour Financial Ltd., a mining focused financial advisory business. Prior to joining Endeavour Financial Ltd., Mr. Street spent a total of 13 years with NM Rothschild & Sons Ltd., in London and Denver. Most recently, he was a Director and Head of Mining & Metals at NM Rothschild & Sons Ltd. Mr. Street also worked as a Director of the mining finance team at Societe Generale for two years. He has significant experience in structuring, arranging and advising on financings for mining projects and companies around the world. Mr. Street holds an MA(Hons) degree in Economics from the University of Cambridge, UK.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions or Individual Bankruptcies

No proposed director of Copper North:

(a)	is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director, CEO or CFO of any company (including Copper North) that:

(i)

was the subject, while the proposed director was acting in that capacity as a director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b)

is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Indebtedness of Directors, Executive Officers and Senior Officers

There is and has been no indebtedness of any director, executive officer or senior officer or associate of any of them, to or guaranteed or supported by Copper North during the period from incorporation.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Following the completion of the Arrangement, Copper North expects to pay the following officers consulting fees approximately as follows:

Position	Consulting Fee per Month
Sally Eyre President & CEO	$21,667
Julien François CFO & Corporate Secretary	$6,667
Total:	$28,334

Copper North expects to design its compensation program to be competitive with similar junior mining exploration companies and to recognize and reward executive performance. In designing its compensation program, Copper North intends to informally consider compensation paid to directors and officers of other companies with similar stage exploration properties, similar management structures and listed on the same stock exchange in establishing compensation to be paid to its directors and officers. Compensation to be awarded to the directors and officers will also reflect the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of Copper North.

Incentive Plan Awards

See "Options and Other Rights to Purchase Shares" above for a description of Copper North's stock option plan.

Copper North has not granted any stock options under its stock option plan, but may grant stock options under its stock option plan prior to, in connection with or subsequent to the completion of the Arrangement.

Pension Plan Benefits

Copper North does not have a pension plan that provides for payments or benefits to the directors or officers of Copper North at, following, or in connection with retirement.

Termination and Change of Control Benefits

The officers' employment agreements provide for a severance payment upon a Change of Control. A "Change of Control" is defined in the employment agreements as the acquisition by any person, or by any person and its affiliates and whether directly or indirectly, of common shares of the Company which, when added to all other common shares of the Company at the time held by such person and its affiliates, totals for the first time 35% of the outstanding common shares of the Company.

To be entitled to the severance payment, the officer must resign or be terminated within 6 months of the Change of Control. If an officer resigns or is terminated within that period, the officer is entitled to the severance payment.

The CEO will receive her salary to the date of resignation or termination plus any amounts then accrued for vacation and benefits to that date and an amount equivalent to the monthly installments of her base salary for a period of thirty six (36) months and the amount of benefits reasonably calculated to be payable to her for a period of thirty six (36) months.

The CFO will receive his salary to the date of resignation or termination plus any amounts then accrued for vacation and benefits to that date and an amount equivalent to the monthly installments of his base salary for a period of twenty four (24) months and the amount of benefits reasonably calculated to be payable to him for a period of twenty four (24) months.

Any stock options granted that have not vested at the time of a Change of Control will vest effective immediately at the time of a Change of Control and shall expire upon the earliest of their normal expiry date or upon six (6) months from the Date of Termination or Resignation.

The Officers' employment agreements also provide for a severance payment upon termination without cause. Upon written notice of termination (the "Date of Termination"), each Officer is entitled to a payment consisting of:

a)	the Officer's salary to the Date of Termination, plus any amounts then accrued for vacation and benefits; and

b)

the salary that would otherwise have been payable to the Officer for the six (6) month period following the Date of Termination and the amount of benefits reasonably calculated to be payable over that time and an additional month's salary for every full year of service to the Company and the amount of benefits reasonably calculated to be payable over that time.

Any stock options granted that have not vested at the Date of Termination will vest effective on the Date of Termination and shall expire upon the earliest of their normal expiry date (assuming no termination) or upon six (6) months from the Date of Termination.

If there is a Change of Control within 180 days following an Officer's termination without cause, the Officer would receive the difference between the payment received as a result of the termination without cause and the payment pursuant to a Change in Control plus the salary, vacation, and benefits that would have accrued from the Date of Termination to the Change in Control.

Director Compensation

The directors will be reimbursed for expenses incurred on behalf of Copper North. From time to time, directors may be retained to provide specific services to Copper North and will be compensated on a normal commercial basis for such services.

AUDIT COMMITTEE

The Audit Committee's Charter

The full text of the charter of Copper North's Audit Committee is set forth below:

"Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting, and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

  serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.

  review and appraise the performance of the Company's external auditors.

  provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, each of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least quarterly, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

a)	Review and update this Charter annually.

b)

Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

a)	Review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

b)	Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

c)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

d)	Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

e)	Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

f)

At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

g)	Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

h)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

i)

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.

the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

	ii.	such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.

such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

a)	In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

b)	Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

c)	Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

d)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

e)

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

f)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

g)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

h)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

i)	Review certification process.

j)	Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions."

Composition of the Audit Committee

The following are expected to be the members of the Audit Committee of Copper North:

Robert Gayton	Independent (1)	Financially literate (1)
Dale Corman	Not Independent (1)	Financially literate (1)
David Street	Independent (1)	Financially literate (1)

(1)	As defined by National Instrument 52-110 ("NI 52-110").

Audit Committee Member Education and Experience

Dr. Gayton is a Fellow of the Institute of Chartered Accountants of British Columbia. He has extensive experience as Chairman of the Audit Committee for numerous companies in the mining industry.

Mr. Corman has over 30 years' experience as a senior officer of public mining companies. These roles have required that Mr. Corman understand, review, and approve financial statements.

Mr. Street has over 15 years' experience in investment banking and finance. These roles require that Mr. Street read, understand, and analyze financial statements.

Refer to the "Management" section, above, for further information regarding the Audit Committee members' education and experience.

Pre-Approval Policies and Procedures

Except as described in the Audit Committee Charter reproduced above, the Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

Exemption in Section 6.1 of NI 52-110

Copper North is relying on the exemption in Section 6.1 of NI 52-110 from the requirement of Part 5 (Reporting Obligations).

CORPORATE GOVERNANCE DISCLOSURE

Independence of Members of Board

Copper North's Board consists of four directors, two of whom Copper North considers to be independent based upon the tests for independence set forth in NI 52-110. Copper North considers Mr. Robert Gayton and Mr. David Street to be independent. Mr. Dale Corman and Dr. Sally Eyre are not considered to be independent, as Mr. Corman is the Chairman and Dr. Eyre is the President and CEO of Copper North.

Management Supervision by Board

The size of Copper North will be such that all of Copper North's operations are expected to be conducted by a small management team which is also represented on the Board of Directors. Management is expected to be effectively supervised by the independent directors on an informal basis as the independent directors are expected to be actively and regularly involved in reviewing and supervising the operations of Copper North and have regular and full access to management. Further supervision will be performed through the audit committee which is composed of independent directors who will meet with Copper North's auditors without management being in attendance.

Participation of Directors in Other Reporting Issuers

None of the directors of Copper North currently hold directorships in other reporting issuers, other than as set forth below:

Name of Director	Name of Other Reporting Issuer
Dale Corman	Spanish Mountain Gold Ltd.(1) Western Copper Corporation(2)
Robert Gayton	Quaterra Resources Inc.(1) Amerigo Resources Ltd.(2) B2 Gold Corp.(2) Eastern Platinum Limited(2) Nevsun Resources Ltd.(2) Palo Duro Energy Inc.(2) SilvercorpMetals Inc.(2)

(1)	Listed on the TSXV.

(2)	Listed on the Toronto Stock Exchange.

Orientation and Continuing Education

Copper North does not expect to have formal orientation and training programs, but expects to provide new Board members with:

1.	access to recent, publicly filed documents of Copper North, technical reports in respect of Copper North's mineral properties and Copper North's internal financial information;

2.	access to management and technical experts and consultants; and

3.	a summary of significant corporate and securities responsibilities.

Board members will be encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit Copper North's operations. Board members have full access to Copper North's records.

Ethical Business Conduct

The Board has adopted a Code of Conduct and intends to post the Code on its website (when the website is established). The Board intends to instruct its management and employees to abide by the Code.

Nomination of Directors

The Board has responsibility for identifying potential Board candidates, although a formal process has not been adopted. The Board intends to assess potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board, management and representatives of the mineral exploration industry are expected to be consulted for possible candidates.

Compensation

Copper North considers Mr. Robert Gayton and Mr. David Street to be independent directors of Copper North. These directors will have the responsibility for determining compensation for the directors and senior management.

To determine compensation payable, the independent directors intend to review compensation paid for directors and chief executive officers of companies of similar size and stage of development in the mineral exploration industry and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of Copper North. In setting the compensation, the independent directors intend to annually review the performance of the Chief Executive Officer in light of Copper North's objectives and consider other factors that may have impacted the success of the Issuer in achieving its objectives. See also "Executive Compensation – Compensation Discussion and Analysis".

Board Committees

As the directors will be actively involved in the operations of Copper North and the size of Copper North's operations will not warrant a larger Board of Directors, the Board has determined that any committees in addition to the Audit Committee will not be necessary at the initial stage of Copper North's development.

Assessments

The Board does not consider that formal assessments would be useful at the initial stage of Copper North's development. The Board intends to conduct informal annual assessments of the Board's effectiveness, the individual directors and the Audit Committee.

RISK FACTORS

In addition to the other information contained in this Information Circular, the following factors should be considered carefully when considering risk related to Copper North's proposed business.

Nature of the Securities and No Assurance of any Listing

Copper North Shares are not currently listed on any stock exchange and there is no assurance that the shares will be listed. Even if a listing is obtained, the holding of Copper North Shares will involve a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Copper North Shares should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in securities of Copper North should not constitute a major portion of an investor's portfolio.

Possible Non-Completion of Arrangement

There is no assurance that the Arrangement will receive regulatory, court or shareholder approval or will complete. If the Arrangement does complete, Copper North Shareholders (which will include shareholders of Western Copper who receive Copper North Shares) will be subject to the risk factors described below relating to resource properties.

No Operating History

Copper North was only recently incorporated and has a limited operating history.

Dependence on Management

Copper North will be dependent upon the personal efforts and commitment of its management, which is responsible for the development of future business. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Copper North could result, and other persons would be required to manage and operate Copper North.

Financing Risks

If the Arrangement completes, additional funding will be required to conduct additional exploration programs on the Copper North Properties and to conduct other exploration programs. If Copper North's proposed exploration programs are successful, additional funds will be required for the development of an economic mineral body and to place it in commercial production. The only sources of future funds presently available to Copper North are the sale of equity capital, or the offering by Copper North of an interest in its properties to be earned by another party or parties carrying out exploration or development thereof. There is no assurance that any such funds will be available for operations. Failure to obtain additional financing on a timely basis could cause Copper North to reduce or terminate its proposed operations.

No History of Earnings

Copper North has not yet commenced operations and therefore has no history of earnings or of a return on investment, and there is no assurance that any of the properties that it will acquire pursuant to the Arrangement or otherwise will generate earnings, operate profitably or provide a return on investment in the future. Copper North has no plans to pay dividends for some time in the future. The future dividend policy of Copper North will be determined by its board of directors.

Exploration and Development

Resource exploration and development is a speculative business and involves a high degree of risk. There is no known body of commercial ore on the Copper North Properties. There is no certainty that the expenditures to be made by Copper North in the exploration of the Copper North Properties or otherwise will result in discoveries of commercial quantities of minerals. The marketability of natural resources which may be acquired or discovered by Copper North will be affected by numerous factors beyond the control of Copper North. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Copper North not receiving an adequate return on invested capital.

Environmental Risks and Other Regulatory Requirements

The operations of Copper North, including future development activities and commencement of production on its properties, will require permits or licenses from various federal and local governmental authorities, and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits which Copper North may require for the conduct of its operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any project which Copper North might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities, or more stringent implementation thereof, could have a material adverse impact on Copper North and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

Dilution

Issuances of additional securities including, but not limited to, its common stock or some form of convertible debentures, will result in a substantial dilution of the equity interests of any persons who may become Copper North Shareholders as a result of or subsequent to the Arrangement.

Other Risk Factors

Copper North will be subject to the similar risk factors to which Western Copper is exposed. See "Western Copper Corporation – Risk Factors".

Conflicts of Interest

See "Western Copper Corporation – Directors and Officers (Current and Post-Arrangement) – Conflicts of Interest" and "Western Copper Corporation – Risk Factors – Conflicts of Interest".

PROMOTER

Western Copper took the initiative in Copper North's organization and, accordingly, may be considered to be the promoter of Copper North within the meaning of applicable securities legislation.

LEGAL PROCEEDINGS

Copper North is not a party to any material legal proceedings and Copper North is not aware of any such proceedings known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or greater than 10% shareholder of Copper North and no associate or affiliate of the foregoing persons has or had any material interest, direct or indirect, in any transaction in the preceding three years or in any proposed transaction which in either such case has materially affected or will materially affect Copper North save as described herein.

AUDITORS

The auditors of Copper North are PricewaterhouseCoopers LLP.

REGISTRAR AND TRANSFER AGENT

The Registrar and Transfer Agent for the Copper North Shares is Computershare Investor Services Inc. at its principal offices at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

PARTICULARS OF MATERIAL CONTRACTS

The only agreements or contracts that Copper North has entered into since its incorporation or will enter into as part of the Arrangement which may be reasonably regarded as being currently material, on a pro forma basis, are as follows:

1.

The Arrangement Agreement dated as of August 18, 2011, as amended and restated as of August 30, 2011, among Western Copper, Copper North, NorthIsle, Casino Mining, Carmacks, Lurprop, CRS, Moraga, Carmacks Mining, Redbed and North Island Mining.

2.

As part of the Arrangement, Copper North and/or its subsidiaries will enter into assignment and assumption agreements relating to the Carmacks Property and the Redstone Property. Such assignment and assumption agreements will constitute material contracts for Copper North.

A copy of any material contract or report may be inspected at any time up to the commencement of the Meeting during normal business hours at Suite 2050, 1111 West Georgia Street, Vancouver, British Columbia, V6E 4M3.

NORTHISLE COPPER AND GOLD INC.

The following information is provided by NorthIsle, is presented on a post-Arrangement basis and is reflective of the proposed business, financial and share capital position of NorthIsle. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

NAME AND INCORPORATION

NorthIsle was incorporated under the BCBCA on August 3, 2011. NorthIsle is a private company. NorthIsle's head office and principal business address are located at Suite 2050, 1111 West Georgia Street, Vancouver, British Columbia, V6E 4M3 and the registered and records office is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2TS.

INTERCORPORATE RELATIONSHIPS

NorthIsle has one subsidiary, being North Island Mining, which was incorporated under the BCBCA on August 3, 2011 for the purposes of the Arrangement.

GENERAL DEVELOPMENT OF THE BUSINESS – THREE YEAR HISTORY

NorthIsle was incorporated on August 3, 2011 for the purposes of the Arrangement.

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

NorthIsle has not completed a fiscal year. There are no significant acquisitions or dispositions, completed or probable, for which financial statements would be required under applicable Canadian securities legislation, save pursuant to this Arrangement as described herein. Details of the Arrangement are provided under "Particulars of Matters To Be Acted Upon - The Arrangement". The Arrangement if successfully completed will result in NorthIsle indirectly holding the NorthIsle Property and holding funds with which to continue its exploration and development of the NorthIsle Property. The future operating results and financial position of NorthIsle cannot be predicted. Shareholders may review the NorthIsle Business Financial Statements attached as Schedule "D" hereto.

TRENDS

Management is not aware of any trend, commitment, event or uncertainty that is both presently known to management and reasonably expected to have a material effect on NorthIsle's business, financial condition or results of operations as at the date of the Information Circular, except as otherwise disclosed herein or except in the ordinary course of business.

STATED BUSINESS OBJECTIVES

On completion of this Arrangement, NorthIsle intends to conduct its business as an exploration and development company. See "Properties – NorthIsle Property, British Columbia" below for information on NorthIsle's proposed exploration program and "Available Funds".

PROPERTIES

Following the completion of the Arrangement, NorthIsle's material property for the purpose of NI 43-101 will be the NorthIsle Property known as the "Island Copper Project" in British Columbia, for which disclosure is provided below.

By agreement dated April 13, 1987, Moraga acquired a 45% interest in the Expo/Hushama claims of the NorthIsle Property from Utah Mines Ltd. (predecessor to BHP Minerals Canada Ltd. ("BHP")) by incurring an aggregate of $2,700,000 in expenditures on the NorthIsle Property over seven years. By agreement dated July 1, 1997, Moraga acquired the remaining 55% interest in the NorthIsle Property from BHP. Pursuant to this agreement, Moraga granted a 10% net profits interest to BHP (which was subsequently assigned to International Royalty Corporation).

Pursuant to a share purchase agreement dated August 21, 2002 among Sirit Inc. (formerly iTech Capital Corp., "Sirit"), CRS and Moraga, CRS acquired all of the shares of Moraga and thereby acquired an indirect interest in the NorthIsle Property. Pursuant to the share purchase agreement, Moraga is liable to pay $1,000,000 to Sirit within 60 days after a decision is made to proceed with commercial development on any portion of the NorthIsle Property. This obligation runs with the NorthIsle Property and an assignee of the share purchase agreement must agree to assume this obligation.

By letter agreement dated February 2005, Moraga acquired an 100% interest from Electra Gold Ltd. ("Electra") in a group of mining claims known as the Apple Bay Claims by paying a total of $200,000 over three years. Pursuant to this letter agreement, upon a production decision, Moraga is required to pay to Electra $800,000 in cash or in shares, at Moraga's sole discretion. Moraga also granted to Electra a right to explore and exploit its Hushama claims for non-metallic industrial minerals, subject to Moraga's right to termination such exploration work in the event such right conflicts with or affects the economics of Moraga's plans for its Hushama claims and Sirit and International Royalty Corporation release Moraga from its obligations related to non-metallic industrial metals.

The rights and obligations under the above-described agreements will be indirectly assigned to NorthIsle in connection with the completion of the Arrangement.

NorthIsle Property, British Columbia

The NorthIsle Property is comprised of 216 mineral claims located near the village of Coal Habour, British Columbia. The NorthIsle Property is an advanced exploration project situated along the "Northern Island Copper Belt" on Vancouver Island.

The following technical information concerning the NorthIsle Property in British Columbia is derived from the "Summary" section of a technical report (the "NorthIsle Report") prepared in accordance with NI 43-101 by Christopher Baldys, P. Eng., Arnd Burgert, P. Geo. and Jacques Houle, P. Eng., entitled "Technical Report on the Island Copper Property, Vancouver Island, British Columbia" dated August 22, 2011. The "Summary" section has been updated and conformed to be consistent with other disclosure within this Information Circular. The entire NorthIsle Report is incorporated by reference into this Information Circular.

Summary

The NorthIsle Property is an advanced exploration project covering at least seven (7) known mineral occurrences of porphyry and related deposit types containing copper-gold-molybdenum-rhenium situated along the "Northern Island Copper Belt" on Vancouver Island, British Columbia. The NorthIsle Property covers over 50 km strike length of the belt, and is underlain mainly by Jurassic age Bonanza volcanics and Island Plutonic Suite rocks, both east and west of the past producing Island Copper Mine.

In August, 2008 IMA Exploration Inc. ("IMA") completed an option agreement to earn up to 70% interest in the NorthIsle Property from owner Western Copper and subsidiary Moraga Resources Ltd. ("Moraga"). During the fall of 2008, IMA completed an initial drilling program at 2 of the 7 known mineral occurrences on the NorthIsle Property: Northwest Expo and Hushamu. The program consisted of 13 HQ size holes totaling 5,123 metres, with 11 holes totaling 4,610 metres drilled at Northwest Expo and 2 holes totaling 513 metres at Hushamu. In September, 2009, IMA and two other companies merged to form Kobex Mineral Inc., who terminated the option agreement in July, 2010. Western Copper and Moraga are owners and operators of the NorthIsle Property.

The 2008 drilling program at Northwest Expo was designed to delineate the northwest projection of the mineralized zone beyond significant intercepts of copper, molybdenum and gold achieved by Western Copper in their 2007 drilling program (Lehtinen, Awmak, 2007). The 2008 program utilized new logging roads to establish 5 drill pads located 300 to 400 metres apart with 2 to 3 holes drilled from each pad. Significant intercepts were achieved from 4 holes drilled from the 2 western-most pads in an extensive hydrothermal breccia zone, as follows:

EC08-248 yielded 100 metres @ 0.052 g/t gold, 0.003% copper, 0.003% molybdenum and 0.215 g/t rhenium from 267 to 367 metres, including:

4 metres @ 0.026 g/t gold, 0.002% copper, 0.022% molybdenum and 0.561 g/t rhenium from 267 to 271 metres

EC08-250 yielded 196 metres @ 0.149 g/t gold, 0.009% copper, 0.019% molybdenum and 1.222 g/t rhenium from 291 metres to 487 metres, including:

92 metres @ 0.218 g/t gold, 0.015% copper, 0.030% molybdenum and 2.210 g/t rhenium from 381 to 473 metres

EC08-252 yielded 290 metres @ 0.226 g/t gold, 0.026% copper, 0.016% molybdenum and 0.497 g/t rhenium from 165 to 455 metres, including:

102 metres @ 0.121 g/t gold, 0.006% copper, 0.020% molybdenum and 0.776 g/t rhenium from 165 to 267 metres, and

124 metres @ 0.299 g/t gold, 0.053% copper, 0.017% molybdenum and 0.359 g/t rhenium from 329 to 453 metres

EC08-254 yielded 238 metres @ 0.606 g/t gold, 0.084% copper, 0.010% molybdenum and 0.265 g/t rhenium from 194 to 432 metres, including:

164 metres @ 0.817 g/t gold, 0.119% copper, 0.011% molybdenum and 0.368 g/t rhenium from 238 to 402 metres

The 2008 drilling program at Hushamu was designed to confirm the grade continuity of the core portion of the mineralized zone, particularly for rhenium and molybdenum, which had never been systematically analyzed in previous drilling programs. The 2008 program utilized refurbished logging roads to establish 2 drill pads located about 1 kilometre apart with 1 hole drilled from each pad. Both holes achieved significant intercepts in mainly hydrothermal breccia, as follows:

  HI08-03 yielded 179.3 metres @ 0.471 g/t gold, 0.423% copper, 0.011% molybdenum, and 0.436 g/t rhenium from 10.7 to 197.2 metres

  HI08-08 yielded 164 metres @ 0.505 g/t gold, 0.303% copper, 0.007% molybdenum and 0.419 g/t rhenium from 8 to 172 metres

At Northwest Expo, the mineralized zone was confirmed as a tabular shaped, +600 metre long by 300 metre thick hydrothermal breccia body striking approximately east-west and dipping moderately to the north. The drilling program was successful in delineating both the northern down-dip extent and the - 4 - eastern fault-bounded extent of the mineralized zone, but the western strike projection of the zone remains open and untested towards the western NorthIsle Property boundary. Copper values appear to decrease down-dip to the north within the zone relative to previous drilling results to the south, but gold, molybdenum and rhenium values are persistent throughout the zone. Preliminary microscopy work completed on 11 selected core samples from the zone confirmed hydrothermal breccia textures and alteration mineralogy with similarities to both epithermal and porphyry mineral deposits. (see Appendix 4 of the NorthIsle Report)

The Northwest Expo target still has substantial growth potential as a large tonnage bulk mineable goldmolybdenum- rhenium deposit, and warrants additional exploration work. This work consists primarily of additional road-based delineation diamond drilling, both from newly built or proposed logging roads and from proposed exploration trails. Such work would be conducted in cooperation with logging operations. Proposed exploration trails would also be designed to expose the surface projection of the mineralized zone for trenching, geological mapping and sampling.

At Hushamu, the mineralized zone is relatively well established in shape, dimensions and grades of copper and gold (Giroux and Baker, 2008). Sufficient size and grades have been established to warrant a pre-feasibility study. The values and distribution of molybdenum and particularly rhenium within and peripheral to the zone are not well known, but from the limited drilling completed in 2008 they appear to be persistent and correlate well with copper and gold.

The Hushamu target warrants additional road-based definition diamond drilling from rehabilitated roads, largely deferred in 2008, including drilling on the adjacent South McIntosh target. The main drilling objective is to confirm grades of gold, molybdenum and rhenium within and peripheral to the mineral resource. In addition, mineralogical, metallurgical, infrastructure design, geotechnical, environmental, and social programs required to complete a pre-feasibility study are warranted for the Hushamu Deposit.

The remaining 4 known targets on the NorthIsle Property (Cougar, Hep, Pemberton Hills and Rupert) and the encompassing "Northern Island Copper Belt" should be further explored by systematic geology, geochemistry, geophysics, mechanized trenching and diamond drilling programs.

A two year, $5 million exploration work program is proposed for the NorthIsle Property, consisting of both resource upgrade to minimum indicated category, and pre-feasibility work at the Hushamu target. In addition, systematic exploration at the NW Expo and 5 historical targets on the property is recommended utilizing geophysics, geochemistry, and exploration drilling.

AVAILABLE FUNDS

NorthIsle expects to have approximately $2.5 million in available funds upon completion of the Arrangement (the "Available Funds"), derived from a $2.5 million contribution by Western Copper in connection with the completion of the Arrangement. In addition, any exercises of the Western Copper Options and Western Copper Warrants and the issuance of NorthIsle Shares on exercise thereof will provide additional funds to NorthIsle.

PRINCIPAL PURPOSES

NorthIsle anticipates that it will use the expected Available Funds as follows:

To pay for the recommended phase 1 exploration work program on the Island Copper property(1)	$1,500,000
To pay estimated administrative expenses for the next 18 months	$900,000
Unallocated working capital(2)	$100,000
TOTAL:	$2,500,000

(1)	See "NorthIsle Copper and Gold Inc. – Properties – NorthIsle Property, British Columbia".

(2)

Any exercises of the Western Copper Options and Western Copper Warrants and the issuance of NorthIsle Shares on exercise thereof will provide additional funds to the NorthIsle, which will be added to NorthIsle's working capital.

NorthIsle intends to spend the funds available to it on completion of the Arrangement to carry out its proposed exploration and development program set out under "Properties – NorthIsle Property, British Columbia". There may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary.

SELECTED FINANCIAL INFORMATION

NorthIsle has not completed a financial year since its incorporation. The following table sets out selected financial information on a pro forma basis assuming completion of the Arrangement as of June 30, 2011 and should be read in conjunction with, and is qualified by reference to the NorthIsle Business Financial Statements attached as Schedule "D" to this Information Circular.

Current assets	$2,500,000
Resource properties	$14,106,891
Total assets	$16,606,891
Shareholders' equity	$16,606,891

DIVIDEND POLICY

NorthIsle has not paid dividends since its incorporation. NorthIsle currently intends to retain all available funds, if any, for use in its business and does not anticipate paying any dividends for the foreseeable future.

AUTHORIZED AND ISSUED SHARE CAPITAL

The authorized capital of NorthIsle consists of an unlimited number of common shares without par value. See "Particulars of Matters to be Acted Upon – The Arrangement – Effect of the Arrangement" for a description of NorthIsle Shares to be issued and issuable on completion of the Arrangement.

Holders of NorthIsle Shares are entitled to one vote per share at all meetings of shareholders, to receive dividends as and when declared by the directors and to receive a pro rata share of the assets of NorthIsle available for distribution to holders of NorthIsle Shares in the event of liquidation, dissolution or winding-up of NorthIsle. All rank pari passu, each with the other, as to all benefits which might accrue to the holders of common shares.

SHARE AND LOAN CAPITAL

The following table and the notes thereto set forth the share and loan capital of NorthIsle as at June 30, 2011, assuming the capital of Western Copper does not change prior to the completion of the Arrangement. The following table should be read in conjunction with, and is qualified by reference to, the NorthIsle Business Financial Statements attached as Schedule "D" to this Information Circular.

Designation of Security	Authorized	Amount Outstanding after giving effect to the Arrangement(1)
Common Shares	unlimited	46,487,785(3)
Options(2)	1,332,800	1,332,800
Warrants(2)	3,466,875	3,466,875

(1)	All share figures are unaudited.
(2)	Represents NorthIsle Shares that will be issuable upon exercise of the Western Copper Options and Western Copper Warrants outstanding as at June 30, 2011.
(3)	In addition, additional NorthIsle Shares may be issued on exercise of NorthIsle Options granted on the completion of the Arrangement.

OPTIONS AND OTHER RIGHTS TO PURCHASE SHARES

The Board of Directors of NorthIsle has adopted a stock option plan. The number of common shares which may be issued pursuant to the stock option plan is a maximum of 10% of the issued and outstanding common shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant. Under TSXV policies, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis.

The purpose of the stock option plan is to allow NorthIsle to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of NorthIsle. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to ten years as determined by the Board of Directors of NorthIsle and are required to have an exercise price no less than the closing market price of NorthIsle's shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the TSXV. Pursuant to the stock option plan, the Board of Directors may from time to time authorize the issue of options to directors, officers employees and consultants of NorthIsle and its subsidiaries or employees of companies providing management or consulting services to NorthIsle or its subsidiaries. The stock option plan contains no vesting requirements, but permits the Board of Directors to specify a vesting schedule in its discretion. The stock option plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

NorthIsle may grant stock options under its stock option plan prior to, in connection with or subsequent to the completion of the Arrangement.

The aggregate number of NorthIsle Shares issuable on exercise of currently outstanding Western Copper Options following the completion of the Arrangement will be deducted from the pool of NorthIsle options available for grant at any time under the NorthIsle stock option plan.

The full text of the stock option plan will be available for review at the Meeting.

PRIOR SALES

NorthIsle has not issued any NorthIsle Shares except one NorthIsle Incorporator's Share issued at a price of $1.00 per share to Western Copper on August 3, 2011.

PERFORMANCE SHARES OR ESCROW SECURITIES

There are no NorthIsle Shares held in escrow.

RESALE RESTRICTIONS

See "Securities Laws Considerations" in this Information Circular.

There is currently no market through which the NorthIsle Shares may be sold and, unless the NorthIsle Shares are listed on a stock exchange, shareholders may not be able to resell the NorthIsle Shares.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and senior officers of NorthIsle, no person, upon completion of the Arrangement, will beneficially own, control or direct, directly or indirectly, shares carrying more than 10% of voting rights attached to each class of the then outstanding voting securities of NorthIsle.

DIRECTORS AND OFFICERS

The board of directors of NorthIsle consists of Dale Corman, Robert Gayton, John McClintock, David Douglas and Chris Theodoropoulos. John McClintock is the President and CEO and David Douglas is the CFO and Corporate Secretary of NorthIsle.

Name, Position and Province of Residence(1)(2)	Principal Occupation for the Past Five Years	No. of Securities Beneficially Owned, Controlled or Directed, Directly or Indirectly, After the Arrangement(3)(4)	Share Percentage(4)
John McClintock President, CEO & Director British Columbia	See "Management" below.	75,000 Stock Options	<1%
Robert Gayton(5) Director British Columbia	See "Management" below.	33,950 Shares 105,000 Stock Options	<1%
Dale Corman(6) Chairman & Director British Columbia	See "Management" below.	2,566,200 Shares 155,000Stock Options	5.8%
David Douglas CFO & Corporate Secretary British Columbia	See "Management" below.	Nil	0%
Chris Theodoropoulos(6) Director British Columbia	See "Management" below.	Nil	0%

(1)	The information as to residence and principal occupation, not being within the knowledge of NorthIsle, has been furnished by the respective directors and officers individually.
(2)	Directors serve until the earlier of the next annual general meeting or their resignation.
(3)

The information as to securities beneficially owned, controlled or directed, directly or indirectly, not being within the knowledge of NorthIsle, has been furnished by the respective directors and officers individually based on shareholdings in Western Copper as of the date of this Information Circular.

(4)	Stock options and warrants represents NorthIsle Shares that will be issuable upon exercise of the currently outstanding Western Copper Options and Western Copper Warrants.
(5)	Chairman of audit committee.
(6)	Member of audit committee.

Upon the completion of the Arrangement, it is expected the directors and officers of NorthIsle as a group, will beneficially own, control or direct, directly or indirectly, an aggregate of approximately 2.6 million NorthIsle Shares representing approximately 6% of the issued NorthIsle Shares, assuming 46,487,785 NorthIsle Shares are issued to shareholders of Western Copper pursuant to the Arrangement.

Management

John McClintock, age 59, President, CEO and Director

Mr. McClintock has over 35 years' experience in exploration and acquisitions of gold and base mineral deposits. He has held positions of increasing responsibility in major mining companies including Rio Algom, Billiton and BHP Billiton including Exploration Manager global exploration with BHP Billiton. Mr. McClintock played key roles in the discovery and acquisition of several deposits including BHP Billiton's Spence Mine in Chile. He is President of Savant Explorations Inc. and is an advisor to a number of public resources companies.

As President, CEO and Director of NorthIsle, Mr. McClintock is responsible for overseeing operations and new acquisitions for NorthIsle and joint venture strategies. Mr. McClintock anticipates devoting approximately 65% of his working time for the benefit of NorthIsle.

David Douglas, age 53, CFO and Corporate Secretary

Mr. Douglas is a Chartered Accountant with over twenty five years of experience in the accounting, corporate finance, and mining industries. He has served as Chief Financial Officer or Corporate Secretary to a number of junior mining companies and currently acts as Chief Financial Officer for Blackstone Ventures Inc. and Savant Exploration Ltd. Mr. Douglas is a graduate of the Commerce Program (Finance) at the University of British Columbia and is a member of the British Columbia and Canadian Institutes of Chartered Accountants.

As the Chief Financial Officer of NorthIsle, Mr. Douglas is responsible for coordination of the financial operations of NorthIsle in conjunction with the President and with outside accounting, tax and auditing firms. As the Corporate Secretary of NorthIsle, Mr. Douglas is responsible for maintaining the corporate records of NorthIsle, including meeting minutes. Mr. Douglas anticipates devoting 65% of his working time for the benefit of NorthIsle.

Dale Corman, age 73, Director and Chairman

From 1995 to 2006, he was Chairman of the Board of Directors and Chief Executive Officer of Western Silver Corporation. He has 30 years' experience as a senior corporate officer of publicly listed companies in Canada and the United States, as well as extensive expertise in mineral and geothermal exploration and development, property evaluation and acquisition, project financing, and corporate management. Mr. Corman received a B.S. in geology from Rensselaer Polytechnic Institute in Troy, New York, in 1961 and obtained Professional Engineer status in Ontario in 1972. Since 2006, Mr. Corman has acted as Chairman and Chief Executive Officer of Western Copper Corporation.

As Chairman of the board of directors of NorthIsle, Mr. Corman is responsible for general corporate oversight and strategy.

Robert Gayton, age 71, Director

Dr. Gayton joined the Faculty of Business Administration at the University of British Columbia in 1965, beginning 10 years in the academic world. Dr. Gayton rejoined Peat Marwick Mitchell in 1974 and became a partner in 1976 where he provided audit and consulting services to private and public company clients for 11 years. Dr. Gayton has directed the accounting and financial matters of public companies in the resource and non-resource fields since 1987. Dr. Gayton is a director of several public companies: Amerigo Resources Ltd. [TSX:ARG], B2 Gold Corp. [TSX:BTO], Eastern Platinum Limited [TSX & AIM:ELR], Nevsun Resources Ltd. [TSX & NYSE Amex:NSU], Palo Duro Energy Inc. [TSX-V:PDE], Quaterra Resources Inc. [TSX-V:QTA], and Silvercorp Metals Inc. [TSX & NYSE:SVM]. Dr. Gayton, F.C.A., holds a Bachelor of Commerce degree from the University of British Columbia, earned the chartered accountant designation while at Peat Marwick Mitchell, and holds a Ph.D. in business from the University of California.

Chris Theodoropoulos, age 54, Director

Chris Theodoropoulos graduated from McGill University with a B.C.L. and LLB in 1982. He practiced corporate and securities law in British Columbia and Ontario until 1995 and thereafter was an independent legal and business consultant until 2003. He was associate counsel with Getz Prince Wells LLP from 2003 to 2006 and has served as Chairman of Africo Resources Ltd. from 2006. Since November, 2009, he has also served as Africo Resources Ltd.'s interim President and Chief Executive Officer. During the past 25 years he has also served as a corporate director for a number of resource and technology companies. He currently serves as a director of Peer 1 Network Enterprises Inc. and Ethos Capital Corp, a mineral exploration company which he co-founded. He is also the founder and President of Dominion Goldfields Corporation, a private precious metals royalty firm.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions or Individual Bankruptcies

No proposed director of NorthIsle:

(a)	is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director, CEO or CFO of any company (including NorthIsle) that:

(i)

was the subject, while the proposed director was acting in that capacity as a director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b)

is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Indebtedness of Directors, Executive Officers and Senior Officers

There is and has been no indebtedness of any director, executive officer or senior officer or associate of any of them, to or guaranteed or supported by NorthIsle during the period from incorporation.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Following the completion of the Arrangement, NorthIsle expects to pay the following officers consulting fees approximately as follows:

Position	Consulting Fee per Month
John McClintock President and CEO	$11,667
David Douglas CFO & Corporate Secretary	$10,833
Total:	$22,500

NorthIsle expects to design its compensation program to be competitive with similar junior mining exploration companies and to recognize and reward executive performance. In designing its compensation program, NorthIsle intends to informally consider compensation paid to directors and officers of other companies with similar stage exploration properties, similar management structures and listed on the same stock exchange in establishing compensation to be paid to its directors and officers. Compensation to be awarded to the directors and officers will also reflect the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of NorthIsle.

Incentive Plan Awards

See "Options and Other Rights to Purchase Shares" above for a description of NorthIsle's stock option plan.

NorthIsle has not granted any stock options under its stock option plan, but may grant stock options under its stock option plan prior to, in connection with or subsequent to the completion of the Arrangement.

Pension Plan Benefits

NorthIsle does not have a pension plan that provides for payments or benefits to the directors or officers of NorthIsle at, following, or in connection with retirement.

Termination and Change of Control Benefits

The officers' employment agreements provide for a severance payment upon a Change of Control. A "Change of Control" is defined in the employment agreements as the acquisition by any person, or by any person and its affiliates and whether directly or indirectly, of common shares of the Company which, when added to all other common shares of the Company at the time held by such person and its affiliates, totals for the first time 35% of the outstanding common shares of the Company.

To be entitled to the severance payment, the officer must resign or be terminated within 6 months of the Change of Control. If an officer resigns or is terminated within that period, the officer is entitled to the severance payment.

The CEO will receive his salary to the date of resignation or termination plus any amounts then accrued for vacation and benefits to that date and an amount equivalent to the monthly installments of his base salary for a period of thirty six (36) months and the amount of benefits reasonably calculated to be payable to him for a period of thirty six (36) months.

The CFO will receive his salary to the date of resignation or termination plus any amounts then accrued for vacation and benefits to that date and an amount equivalent to the monthly installments of his base salary for a period of twenty four (24) months and the amount of benefits reasonably calculated to be payable to him for a period of twenty four (24) months.

Any stock options granted that have not vested at the time of a Change of Control will vest effective immediately at the time of a Change of Control and shall expire upon the earliest of their normal expiry date or upon six (6) months from the Date of Termination or Resignation.

The Officers' employment agreements also provide for a severance payment upon termination without cause. Upon written notice of termination (the "Date of Termination"), each Officer is entitled to a payment consisting of:

a)	the Officer's salary to the Date of Termination, plus any amounts then accrued for vacation and benefits; and

b)

the salary that would otherwise have been payable to the Officer for the six (6) month period following the Date of Termination and the amount of benefits reasonably calculated to be payable over that time and an additional month's salary for every full year of service to the Company and the amount of benefits reasonably calculated to be payable over that time.

Any stock options granted that have not vested at the Date of Termination will vest effective on the Date of Termination and shall expire upon the earliest of their normal expiry date (assuming no termination) or upon six (6) months from the Date of Termination.

If there is a Change of Control within 180 days following an Officer's termination without cause, the Officer would receive the difference between the payment received as a result of the termination without cause and the payment pursuant to a Change in Control plus the salary, vacation, and benefits that would have accrued from the Date of Termination to the Change in Control.

Director Compensation

The directors will be reimbursed for expenses incurred on behalf of NorthIsle. From time to time, directors may be retained to provide specific services to NorthIsle and will be compensated on a normal commercial basis for such services.

AUDIT COMMITTEE

The Audit Committee's Charter

The full text of the charter of NorthIsle's Audit Committee is set forth below:

"Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting, and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

  serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.

  review and appraise the performance of the Company's external auditors.

  provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, each of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least quarterly, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

a)	Review and update this Charter annually.

b)

Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

a)	Review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

b)	Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

c)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

d)	Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

e)	Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

f)

At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

g)	Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

h)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

i)

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.

the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

	ii.	such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.

such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

a)	In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

b)	Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

c)	Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

d)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

e)

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

f)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

g)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

h)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

i)	Review certification process.

j)	Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions."

Composition of the Audit Committee

The following are expected to be the members of the Audit Committee of NorthIsle:

Robert Gayton	Independent (1)	Financially literate (1)
Dale Corman	Not Independent (1)	Financially literate (1)
Chris Theodoropoulos	Independent (1)	Financially literate (1)

(1)	As defined by National Instrument 52-110 ("NI 52-110").

Audit Committee Member Education and Experience

Dr. Gayton is a Fellow of the Institute of Chartered Accountants of British Columbia. He has extensive experience as Chairman of the Audit Committee for numerous public companies in the mining industry.

Mr. Corman has over 30 years' experience as a senior officer of public mining companies. These roles have required that Mr. Corman understand, review, and approve financial statements.

Mr. Theodoropoulos is a corporate lawyer who has acted in a number of roles for several public companies in the mining industry, including Chief Executive Officer and Chairman. These roles have required that Mr. Theodoropoulos understand, review, and approve financial statements.

Refer to the "Management" section, above, for further information regarding the Audit Committee members' education and experience.

Pre-Approval Policies and Procedures

Except as described in the Audit Committee Charter reproduced above, the Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

Exemption in Section 6.1 of NI 52-110

NorthIsle is relying on the exemption in Section 6.1 of NI 52-110 from the requirement of Part 5 (Reporting Obligations).

CORPORATE GOVERNANCE DISCLOSURE

Independence of Members of Board

NorthIsle's Board consists of five directors, two of whom NorthIsle considers to be independent based upon the tests for independence set forth in NI 52-110. NorthIsle considers Mr. Robert Gayton and Mr. Chris Theodoropoulos to be independent. Mr. Dale Corman, Mr. John McClintock and Mr. David Douglas are not considered to be independent, as they are also executive officers of NorthIsle.

Management Supervision by Board

The size of NorthIsle will be such that all of NorthIsle's operations are expected to be conducted by a small management team which is also represented on the Board of Directors. Management is expected to be effectively supervised by the independent directors on an informal basis as the independent directors are expected to be actively and regularly involved in reviewing and supervising the operations of NorthIsle and have regular and full access to management. Further supervision will be performed through the audit committee which is composed of independent directors who will meet with NorthIsle's auditors without management being in attendance.

Participation of Directors in Other Reporting Issuers

None of the directors of NorthIsle currently hold directorships in other reporting issuers, other than as set forth below:

Name of Director	Name of Other Reporting Issuer
Dale Corman	Spanish Mountain Gold Ltd.(1) Western Copper Corporation(2)
Robert Gayton	Quaterra Resources Inc.(1) Amerigo Resources Ltd.(2) B2 Gold Corp.(2) Eastern Platinum Limited(2) Nevsun Resources Ltd.(2) Palo Duro Energy Inc.(2) SilvercorpMetals Inc.(2)
John McClintock	Savant Explorations Ltd.(1) Arcturus Ventures Inc.(1)
David Douglas	Savant Explorations Ltd.(1)
Chris Theodoropoulos	Ethos Capital Corp.(1) Becker Gold Mines Ltd. (1) Africo Resources Ltd.(2) Peer 1 Network Enterprises Inc.(2)

(1)	Listed on the TSXV.
(2)	Listed on the Toronto Stock Exchange.

Orientation and Continuing Education

NorthIsle does not expect to have formal orientation and training programs, but expects to provide new Board members with:

1.	access to recent, publicly filed documents of NorthIsle, technical reports in respect of NorthIsle's mineral properties and NorthIsle's internal financial information;

2.	access to management and technical experts and consultants; and

3.	a summary of significant corporate and securities responsibilities.

Board members will be encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit NorthIsle's operations. Board members have full access to NorthIsle's records.

Ethical Business Conduct

The Board has adopted a Code of Conduct and intends to post the Code on its website (when the website is established). The Board intends to instruct its management and employees to abide by the Code.

Nomination of Directors

The Board has responsibility for identifying potential Board candidates, although a formal process has not been adopted. The Board intends to assess potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board, management and representatives of the mineral exploration industry are expected to be consulted for possible candidates.

Compensation

NorthIsle considers Mr. Robert Gayton and Mr. Chris Theodoropoulos to be independent directors of NorthIsle. These directors will have the responsibility for determining compensation for the directors and senior management.

To determine compensation payable, the independent directors intend to review compensation paid for directors and chief executive officers of companies of similar size and stage of development in the mineral exploration industry and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of NorthIsle. In setting the compensation, the independent directors intend to annually review the performance of the Chief Executive Officer in light of NorthIsle's objectives and consider other factors that may have impacted the success of the Issuer in achieving its objectives. See also "Executive Compensation – Compensation Discussion and Analysis".

Board Committees

As the directors will be actively involved in the operations of NorthIsle and the size of NorthIsle's operations will not warrant a larger Board of Directors, the Board has determined that any committees in addition to the Audit Committee will not be necessary at the initial stage of NorthIsle's development.

Assessments

The Board does not consider that formal assessments would be useful at the initial stage of NorthIsle's development. The Board intends to conducts informal annual assessments of the Board's effectiveness, the individual directors and the Audit Committee.

RISK FACTORS

In addition to the other information contained in this Information Circular, the following factors should be considered carefully when considering risk related to NorthIsle's proposed business.

Nature of the Securities and No Assurance of any Listing

NorthIsle Shares are not currently listed on any stock exchange and there is no assurance that the shares will be listed. Even if a listing is obtained, the holding of NorthIsle Shares will involve a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. NorthIsle Shares should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in securities of NorthIsle should not constitute a major portion of an investor's portfolio.

Possible Non-Completion of Arrangement

There is no assurance that the Arrangement will receive regulatory, court or shareholder approval or will complete. If the Arrangement does complete, NorthIsle Shareholders (which will include shareholders of Western Copper who receive NorthIsle Shares) will be subject to the risk factors described below relating to resource properties.

No Operating History

NorthIsle was only recently incorporated and has a limited operating history.

Dependence on Management

NorthIsle will be dependent upon the personal efforts and commitment of its management, which is responsible for the development of future business. To the extent that management's services would be unavailable for any reason, a disruption to the operations of NorthIsle could result, and other persons would be required to manage and operate NorthIsle.

Financing Risks

If the Arrangement completes, additional funding will be required to conduct additional exploration programs on the NorthIsle Property and to conduct other exploration programs. If NorthIsle's proposed exploration programs are successful, additional funds will be required for the development of an economic mineral body and to place it in commercial production. The only sources of future funds presently available to NorthIsle are the sale of equity capital, or the offering by NorthIsle of an interest in its properties to be earned by another party or parties carrying out exploration or development thereof. There is no assurance that any such funds will be available for operations. Failure to obtain additional financing on a timely basis could cause NorthIsle to reduce or terminate its proposed operations.

No History of Earnings

NorthIsle has not yet commenced operations and therefore has no history of earnings or of a return on investment, and there is no assurance that any of the properties that it will acquire pursuant to the Arrangement or otherwise will generate earnings, operate profitably or provide a return on investment in the future. NorthIsle has no plans to pay dividends for some time in the future. The future dividend policy of NorthIsle will be determined by its board of directors.

Exploration and Development

Resource exploration and development is a speculative business and involves a high degree of risk. There is no known body of commercial ore on the NorthIsle Property. There is no certainty that the expenditures to be made by NorthIsle in the exploration of the NorthIsle Property or otherwise will result in discoveries of commercial quantities of minerals. The marketability of natural resources which may be acquired or discovered by NorthIsle will be affected by numerous factors beyond the control of NorthIsle. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in NorthIsle not receiving an adequate return on invested capital.

Environmental Risks and Other Regulatory Requirements

The operations of NorthIsle, including future development activities and commencement of production on its properties, will require permits or licenses from various federal and local governmental authorities, and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits which NorthIsle may require for the conduct of its operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any project which NorthIsle might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities, or more stringent implementation thereof, could have a material adverse impact on NorthIsle and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

Dilution

Issuances of additional securities including, but not limited to, its common stock or some form of convertible debentures, will result in a substantial dilution of the equity interests of any persons who may become NorthIsle Shareholders as a result of or subsequent to the Arrangement.

Other Risk Factors

NorthIsle will be subject to the similar risk factors to which Western Copper is exposed. See "Western Copper Corporation – Risk Factors".

Conflicts of Interest

See "Western Copper Corporation – Directors and Officers (Current and Post-Arrangement) – Conflicts of Interest" and "Western Copper Corporation – Risk Factors – Conflicts of Interest".

PROMOTER

Western Copper took the initiative in NorthIsle's organization and, accordingly, may be considered to be the promoter of NorthIsle within the meaning of applicable securities legislation.

LEGAL PROCEEDINGS

NorthIsle is not a party to any material legal proceedings and NorthIsle is not aware of any such proceedings known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or greater than 10% shareholder of NorthIsle and no associate or affiliate of the foregoing persons has or had any material interest, direct or indirect, in any transaction in the preceding three years or in any proposed transaction which in either such case has materially affected or will materially affect NorthIsle save as described herein.

AUDITORS

The auditors of NorthIsle are PricewaterhouseCoopers LLP.

REGISTRAR AND TRANSFER AGENT

The Registrar and Transfer Agent for the NorthIsle Shares is Computershare Investor Services Inc. at its principal offices at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

PARTICULARS OF MATERIAL CONTRACTS

The only agreements or contracts that NorthIsle has entered into since its incorporation or will enter into as part of the Arrangement which may be reasonably regarded as being currently material, on a pro forma basis, are as follows:

1.

The Arrangement Agreement dated as of August 18, 2011, as amended and restated as of August 30, 2011, among Western Copper, Copper North, NorthIsle, Casino Mining, Carmacks, Lurprop, CRS, Moraga, Carmacks Mining, Redbed and North Island Mining.

2.

As part of the Arrangement, NorthIsle and/or North Island Mining will enter into an assignment and assumption agreement relating to the NorthIsle Property. Such assignment and assumption agreement will constitute a material contract for NorthIsle

A copy of any material contract or report may be inspected at any time up to the commencement of the Meeting during normal business hours at Suite 2050, 1111 West Georgia Street, Vancouver, British Columbia, V6E 4M3.

EXPERTS

The following persons or companies whose profession or business gives authority to a statement made by the person or company are named in the Information Circular as having prepared or certified a part of that document, report, valuation, statement or opinion described in the Information Circular:

(1)	The information in this Information Circular under the heading "Canadian Federal Income Tax Considerations" has been included in reliance upon the opinion of Thorsteinssons LLP;

(2)	The audited financial statements of Western Copper incorporated by reference with this Information Circular have been subject to audit by PricewaterhouseCoopers LLP, Chartered Accountants;

(3)

The information of a scientific or technical nature regarding the Casino Property in the Yukon Territory in this Information Circular is based on the technical report entitled "Casino Project, NI 43-101 Technical Report, Pre-Feasibility Study Update, Yukon Territory, Canada, Revision 1" and dated May 17, 2011, prepared by Bruno Borntraeger, P. Eng., Conrad E. Huss, PE., Ph.D., Scott Casselman, P. Geo., Thomas L. Drielick, P.E., Gary H. Giroux, P. Eng., MASc., Jesse L. Duke, P. Geo. and Michael G. Hester, FAusIMM, each of whom is a qualified person pursuant to NI 43-101;

(5)

The information of a scientific or technical nature regarding the Carmacks Property in the Yukon Territory in this Information Circular is based on the technical report entitled "2011 Qualifying Report for the Carmacks Copper Deposit, Yukon Territory" and dated August 22, 2011, prepared by Scott Casselman, P. Geo., a qualified person pursuant to NI 43-101; and

(6)

The information of a scientific or technical nature regarding the NorthIsle Property in British Columbia in this Information Circular is based on the technical report entitled "Technical Report on the Island Copper Property, Vancouver Island, British Columbia" and dated August 22, 2011, prepared by Christopher Baldys, P. Eng., Arnd Burgert, P. Geo. and Jacques Houle, P. Eng., each of whom is a qualified person pursuant to NI 43-101.

Other than set out below, based on information provided by the relevant persons, none of the above persons or companies: (i) have received or will receive any direct or indirect interests in the property of Western Copper, Copper North or NorthIsle or of an associate or affiliate of Western Copper, Copper North or NorthIsle; (ii) hold any beneficial ownership, direct or indirect, in any securities of Western Copper, Copper North or NorthIsle or of any associate or affiliate of Western Copper, Copper North or NorthIsle; or (iii) is or is expected to be elected, appointed or employed as a director, officer or employee of the Issuer or of any associate or affiliate of Western Copper, Copper North or NorthIsle.

PricewaterhouseCoopers LLP has advised that they are independent with respect to Western Copper within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

OTHER MATTERS

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Instrument of Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

CERTIFICATE OF WESTERN COPPER CORPORATION

Dated: August 31, 2011

(signed) Dale Corman	(signed) Julien François
Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF
WESTERN COPPER CORPORATION

(signed) Robert Gayton	(signed) Robert Byford
Director	Director

AUDITOR'S CONSENTS

We have read the information circular of Western Copper Corporation (the "Company") dated August 31, 2011 relating to the arrangement agreement among the Company, Copper North Mining Corp., NorthIsle Copper and Gold Inc. and certain of their respective subsidiaries. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned information circular of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2010 and 2009 and the consolidated statements of loss and comprehensive loss, cash flow and shareholders' equity for each of the years in the three year period ended December 31, 2010. Our report is dated March 24, 2011.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
August 31, 2011

We have read the information circular of Western Copper Corporation (the "Company") dated August 31, 2011 relating to the arrangement agreement among the Company, Copper North Mining Corp., NorthIsle Copper and Gold Inc. and certain of their respective subsidiaries. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned information circular of our reports to the directors of the Company on following financial statements:

a)	the balance sheet of Copper North Mining Corp. as at August 3, 2011;

b)	the balance sheet of NorthIsle Copper and Gold Inc. as at August 3, 2011;

c)

the balance sheets of Copper North Business as at December 31, 2010 and 2009 and the statements of loss, comprehensive loss and deficit, and cash flows for the years ended December 31, 2010, 2009 and 2008; and

d)

the balance sheets of NorthIsle Business as at December 31, 2010 and 2009 and the statements of income, comprehensive income and retained earnings, and cash flows for the years ended December 31, 2010, 2009 and 2008.

Our reports on all of the above mentioned financial statements are dated August 18, 2011.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
August 31, 2011

SCHEDULE "A" TO THE INFORMATION CIRCULAR
OF WESTERN COPPER CORPORATION

ARRANGEMENT RESOLUTION

BE IT RESOLVED, as a Special Resolution, THAT:

1.

the Arrangement under Section 288 of the Business Corporations Act (British Columbia) set forth in the Plan of Arrangement attached as Schedule "E" to the Information Circular of Western Copper accompanying the notice of the Western Copper Meeting, including without limitation any amendments to the notice of articles and articles of Western Copper required to effect the Arrangement, and any filings with the British Columbia corporate registrar to effect such amendments, is authorized and approved;

2.

the board of directors of Western Copper, without further notice to or approval of the shareholders of Western Copper, may decide not to proceed with the Arrangement or otherwise give effect to this Special Resolution, at any time prior to the Arrangement becoming effective; and

3.

any one or more of the directors and officers of Western Copper be authorized and directed to perform all such acts, deeds and things and execute, under the seal of Western Copper or otherwise, all such documents and other writings, including as may be required to give effect to the true intent of this resolution.

SCHEDULE "B" TO THE INFORMATION CIRCULAR
OF WESTERN COPPER CORPORATION

PRO FORMA WESTERN COPPER FINANCIAL STATEMENTS

Western Copper Corporation

Pro Forma Consolidated Financial Statements

June 30, 2011
(Unaudited – prepared by management)

(Expressed in Canadian dollars)

Western Copper Corporation	PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
Unaudited – prepared by management

PRO FORMA CONSOLIDATED BALANCE SHEET

As at June 30, 2011	Western Copper	Pro Forma	Western Copper	Note
	Corp.	Adjustments	Corp.
	Consolidated		Pro Forma
	$	$	$
Expressed in Canadian dollars

ASSETS
Cash and cash equivalents	2,811,789	(500,000)	2,311,789	4d
Short-term investments	19,103,488	(4,392,200)	14,711,288	4c
Other assets	472,829	(27,500)	445,329	4c
CURRENT ASSETS	22,388,106	(4,919,700)	17,468,406

RECLAMATION BOND	80,300	(80,300)	-	4c

PROPERTY AND EQUIPMENT	109,411	-	109,411

EXPLORATION AND EVALUATION ASSETS	76,515,156	(40,463,919)	36,051,237	4b

ASSETS	99,092,973	(45,463,919)	53,629,054

LIABILITIES
Accounts payable and accrued liabilities	1,348,932	-	1,348,932

DEFERRED TAX LIABILITY	1,945,136	-	1,945,136

LIABILITIES	3,294,068	-	3,294,068

SHAREHOLDERS’ EQUITY	95,798,905	(45,463,919)	50,334,986	4a-d

LIABILITIES AND SHAREHOLDERS’ EQUITY	99,092,973	(45,463,919)	53,629,054

The accompanying notes are an integral part of these financial statements	- 2 -

Western Copper Corporation	PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
Unaudited – prepared by management

PRO FORMA CONSOLIDATED STATEMENT OF LOSS AND COMPREHENSIVE LOSS

For the six months ended June 30, 2011	Western	Pro Forma	Western	Note
	Copper	Adjustments	Copper
	Consolidated		Pro Forma
	$	$	$
Expressed in Canadian dollars

ADMINISTRATIVE EXPENSES
Accounting and legal	240,469	(66,282)	174,187	4e
Filing and regulatory fees	198,650	(54,755)	143,895	4e
Office and administration	866,402	(238,811)	627,591	4e
Shareholder communication	268,787	(74,086)	194,701	4e

LOSS BEFORE OTHER ITEMS	1,574,308	(433,934)	1,140,374

OTHER ITEMS
Foreign exchange	5,461	-	5,461
Interest income	(143,626)	-	(143,626)

NET LOSS AND COMPREHENSIVE LOSS	1,436,343	(433,934)	1,002,209

Weighted average number of common shares outstanding	92,013,107

Loss and diluted loss per common share	0.02		0.01

The accompanying notes are an integral part of these financial statements	- 3 -

Western Copper Corporation	PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
Unaudited – prepared by management

PRO FORMA CONSOLIDATED STATEMENT OF LOSS AND COMPREHENSIVE LOSS

For the year ended December 31, 2010	Western	Pro Forma	Western	Note
	Copper	Adjustments	Copper
	Consolidated		Pro Forma
	$	$	$
Expressed in Canadian dollars

ADMINISTRATIVE EXPENSES
Accounting and legal	173,422	(20,811)	152,611	4e
Filing and regulatory fees	80,882	(9,706)	71,176	4e
Office and administration	2,116,235	(253,948)	1,862,287	4e
Shareholder communication	462,391	(55,487)	406,904	4e

LOSS BEFORE OTHER ITEMS	2,832,930	(339,952)	2,492,978

OTHER ITEMS
Foreign exchange	1,735	-	1,735
Interest income	(57,686)	-	(57,686)

LOSS BEFORE TAX	2,776,979	(339,952)	2,437,027

Deferred tax expense	-	1,260,136	1,260,136	4f

NET LOSS AND COMPREHENSIVE LOSS	2,776,979	920,184	3,697,163

Weighted average number of common shares outstanding	81,128,926

Loss and diluted loss per common share	0.03		0.05

The accompanying notes are an integral part of these financial statements	- 4 -

Western Copper Corporation	NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
Unaudited – prepared by management

1.	ARRANGEMENT AND TRANSFER OF ASSETS

On August 18, 2011, Western Copper Corporation (“Western Copper”) entered into an arrangement agreement (the “Agreement”) with Copper North and NorthIsle Copper and Gold Inc. (“NorthIsle”), wholly-owned subsidiaries newly formed for the purposes of the Arrangement. The Agreement sets out the terms of the statutory plan of arrangement (the "Arrangement") which will have the result of dividing Western Copper’s present assets between three separate companies.

Following completion of the Arrangement:

  Copper North will hold 100% interest in the Carmacks Copper Project, 100% interest in the Redstone Project, and $2 million in cash;

  NorthIsle will hold 100% interest in the Island Copper property and $2.5 million in cash; and

  Western Copper will change its name to Western Copper and Gold Corp. (“Western Gold”) and will continue to holds its 100% interest in the Casino Project, the remaining working capital, and certain property and equipment.

Western Copper will transfer assets, as described above, to each subsidiary in consideration for common shares of the respective subsidiary. Western Copper will then distribute those shares to its shareholders. Shareholders of Western Copper as at the effective date of the Arrangement (the “Effective Date”) will be entitled to receive, for each common share of Western Copper held as at such date:

  one common share of Western Gold;

  0.5 of a common share of Copper North; and

  0.5 of a common share of NorthIsle.

Upon closing of the Arrangement, Copper North and NorthIsle will be owned exclusively by existing Western Copper Shareholders.

Holders of outstanding Western Copper warrants (“Warrants”) after the Effective Date will be entitled to receive, upon exercise of each such Warrant at the same original exercise price and in accordance with the terms of such Warrant one common share of Western Gold, 0.5 of a common share of Copper North, and 0.5 of a common share of NorthIsle; all in lieu of the one Western Copper common share that was issuable upon exercise of such Warrant immediately prior to the Effective Date.

Each Western Copper stock option outstanding on the Effective Date (“Old Option”) will be exchanged for one Western Gold stock option (“New Option”), 0.5 of a Copper North stock option, and 0.5 of a NorthIsle stock option. The exercise price of a New Option will equal that of an Old Option less the exercise price allocated to the Copper North and NorthIsle stock options. Other than the exercise price, the New Options will have the same terms as the Old Options. The stock options granted by Copper North and NorthIsle will vest immediately. The expiry dates will remain the same as the Old Options unless the stock option holder is not eligible to be a participant in the new company’s stock option plan; in which case the stock options will expire at the end of one year.

The Arrangement is subject to, among other things, shareholder approval, approval of the TSX Venture Exchange and the Supreme Court of British Columbia.

Western Copper Corporation	NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
Unaudited – prepared by management

2.	BASIS OF PRESENTATION

These unaudited pro forma consolidated financial statements have been compiled for purposes of inclusion in the information circular of Western Copper dated August 31, 2011 (the “Information Circular”).

The unaudited pro forma consolidated balance sheet has been derived from the unaudited consolidated balance sheet of Western Copper as at June 30, 2011 and the adjustments and assumptions contained in note 4. The unaudited pro forma consolidated balance sheet has been prepared as if the reorganization of Western Copper had occurred on June 30, 2011.

The unaudited consolidated pro forma statement of loss and comprehensive loss for the six months ended June 30, 2011 has been derived from the unaudited interim consolidated financial statements for the six months ended June 30, 2011, which were prepared in accordance with International Financial Reporting Standards (“IFRS”). The unaudited pro forma consolidated statement of loss and comprehensive loss for the year ended December 31, 2010 was derived from the audited annual consolidated financial statements for the year ended December 31, 2010, prepared in accordance with Canadian GAAP. The adjustment required to the audited annual consolidated statement of loss and comprehensive loss for the year ended December 31, 2010 upon transition to IFRS has been included as a pro forma adjustment and is described in note 4(f). The unaudited pro forma consolidated statements of loss and comprehensive loss have been prepared as if the reorganization of Western Copper had occurred on January 1, 2010.

In the opinion of management, the unaudited pro forma consolidated financial statements include all the adjustments necessary for fair representation in accordance with IFRS.

These unaudited pro forma consolidated financial statements are presented on a continuity of interest basis and are for illustrative purposes only. They do not purport to be indicative of the financial position or results of operations that would have been attained had the transactions reflected therein been in effect at the dates indicated. Further, these unaudited pro forma consolidated financial statements are not necessarily indicative of the financial position or results of operations that may be attained in the future.

3.	SIGNIFICANT ACCOUNTING POLICIES

These unaudited pro forma consolidated financial statements have been prepared in accordance with IFRS and should be read in conjunction with the unaudited interim consolidated financial statements of Western Copper for the three months ended March 31, 2011 and the notes thereto, which contain both Western Copper’s IFRS accounting policies and certain reconciliations to generally accepted accounting principles in Canada. These unaudited pro forma consolidated financial statements should also be read in conjunction with the unaudited interim consolidated financial statements of Western Copper for the three and six months ended June 30, 2011, which were prepared in accordance with IFRS, and the audited consolidated financial statements of Western Copper for the years ended December 31, 2010 and 2009, which were prepared in accordance with Canadian GAAP. All of the financial statements noted above are incorporated by reference into the Information Circular.

Western Copper Corporation	NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
Unaudited – prepared by management

4.	PRO FORMA ASSUMPTIONS

The unaudited pro forma consolidated financial statements give effect to the following:

a)

The fair value of the subsidiary shares to be distributed, as described in note 1, has not been determined at this time. Accordingly, the transaction has been reflected using the carrying value of the assets to be transferred.

b)	Western Copper will transfer certain exploration and evaluation assets to Copper North and NorthIsle, as indicated in note 1.

c)	Western Copper will transfer a total of $4.5 million to Copper North and NorthIsle, as indicated in note 1.

d)

Western Copper estimates that it will incur transaction costs of approximately $500,000 associated with the reorganization, consisting primarily of legal, accounting, regulatory and other related charges. These costs will be borne by Western Copper.

e)

Western Copper’s administrative (“G&A”) expenses incurred in each period presented reflect an allocation of Western Copper’s total G&A expenses. The allocation of G&A expenses is calculated based on the ratio of exploration and evaluation expenditures, excluding cost recoveries and write-downs, attributable to the Casino Project as compared to the total year-to-date exploration and evaluation expenditures, excluding cost recoveries and write-downs, incurred by Western Copper.

f)

As a result of the transition to IFRS, the Company recognized of a deferred tax expense of $1.26 million during the year ended December 31, 2010. The deferred tax expense relates to the renouncement of certain flow-through share expenditures incurred on the Casino Project.

SCHEDULE "C" TO THE INFORMATION CIRCULAR
OF WESTERN COPPER CORPORATION

FINANCIAL STATEMENTS OF COPPER NORTH BUSINESS

Copper North Mining Corp.

Financial Statement

August 3, 2011

(Expressed in Canadian Dollars)

August 18, 2011

Independent Auditor’s Report

To the Directors of Western Copper Corporation

We have audited the accompanying financial statements of Copper North Mining Corp., which comprise the balance sheet as at August 3, 2011 and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these financial statements present fairly, in all material respects, the financial position of Copper North Mining Corp. as at August 3, 2011 in accordance with International Financial Reporting Standards.

Signed “PricewaterhouseCoopers LLP”

Chartered Accountants

PricewaterhouseCoopers LLP Chartered Accountants
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

Copper North Mining Corp.
Balance Sheet

As at August 3, 2011
Expressed in Canadian dollars	Note	$
ASSETS
Cash	-	1
ASSETS		1

SHAREHOLDERS’ EQUITY
Share Capital	4	1
SHAREHOLDERS’ EQUITY		1
Incorporation and Nature of Operations	1

Approved by the Board of Directors

“Robert J. Gayton”	Director	“F. Dale Corman”	Director

The accompanying notes are an integral part of this financial statement	- 3 -

Copper North Mining Corp.
Notes to the Financial Statement
August 3, 2011

1.	INCORPORATION AND NATURE OF OPERATIONS

Copper North Mining Corp. (“Copper North” or the “Company”) was incorporated under the Business Corporations Act of the Province of British Columbia on August 3, 2011.

Following the completion of the proposed transaction described in note 2, the Company will be an exploration stage enterprise in the mineral resource industry.

2.	ARRANGEMENT AND TRANSFER OF ASSETS

On August 18, 2011, Western Copper Corporation (“Western Copper”) entered into an arrangement agreement (the “Agreement”) with Copper North and NorthIsle Copper and Gold Inc. (“NorthIsle”), wholly-owned subsidiaries newly formed for the purposes of the Arrangement. The Agreement sets out the terms of the statutory plan of arrangement (the "Arrangement") which will have the result of dividing Western Copper’s present assets between three separate companies.

Following completion of the Arrangement:

  Copper North will hold 100% interest in the Carmacks Copper Project, 100% interest in the Redstone Project, and $2 million in cash;

  NorthIsle will hold 100% interest in the Island Copper property and $2.5 million in cash; and

  Western Copper will change its name to Western Copper and Gold Corp. (“Western Gold”) and will continue to holds its 100% interest in the Casino Project, the remaining working capital, and certain property and equipment.

Western Copper will transfer assets, as described above, to each subsidiary in consideration for common shares of the respective subsidiary. Western Copper will then distribute those shares to its shareholders. Shareholders of Western Copper as at the effective date of the Arrangement (the “Effective Date”) will be entitled to receive, for each common share of Western Copper held as at such date:

  one common share of Western Gold;

  0.5 of a common share of Copper North; and

  0.5 of a common share of NorthIsle.

Upon closing of the Arrangement, Copper North and NorthIsle will be owned exclusively by existing Western Copper Shareholders.

Holders of outstanding Western Copper warrants (“Warrants”) after the Effective Date will be entitled to receive, upon exercise of each such Warrant at the same original exercise price and in accordance with the terms of such Warrant one common share of Western Gold, 0.5 of a common share of Copper North, and 0.5 of a common share of NorthIsle; all in lieu of the one Western Copper common share that was issuable upon exercise of such Warrant immediately prior to the Effective Date.

Copper North Mining Corp.
Notes to the Financial Statement
August 3, 2011

Each Western Copper stock option outstanding on the Effective Date (“Old Option”) will be exchanged for one Western Gold stock option (“New Option”), 0.5 of a Copper North stock option, and 0.5 of a NorthIsle stock option. The exercise price of a New Option will equal that of an Old Option less the exercise price allocated to the Copper North and NorthIsle stock options. Other than the exercise price, the New Options will have the same terms as the Old Options. The stock options granted by Copper North and NorthIsle will vest immediately. The expiry dates will remain the same as the Old Options unless the stock option holder is not eligible to be a participant in the new company’s stock option plan; in which case the stock options will expire at the end of one year.

The Arrangement is subject to, among other things, shareholder approval, approval of the TSX Venture Exchange and the Supreme Court of British Columbia.

3.	ACCOUNTING POLICY

Basis of presentation

The financial statements of Copper North have been prepared using International Financial Reporting Standards.

The financial statements of the Company, at August 3, 2011, are prior to the Company commencing any operating activities except the issuance of shares as disclosed in note 4.

4.	SHARE CAPITAL

a. Authorized

Unlimited number of common shares without par value

b. Issued

1 common share for $1

Copper North Business

Interim Financial Statements

June 30, 2011
(unaudited)

(Expressed in Canadian dollars)

Copper North Business
Balance Sheets (unaudited)

		June 30, 2011	December 31, 2010	January 1, 2010
Expressed in Canadian dollars	Note	$	$	$
ASSETS
Reclamation Bond	6	80,300	80,300	80,300
Exploration and Evaluation Assets	6	26,357,028	25,979,991	24,555,688
ASSETS		26,437,328	26,060,291	24,635,988
EQUITY
Contributed Surplus	7	39,374,679	38,806,937	37,042,682
Deficit	-	(12,937,351)	(12,746,646)	(12,406,694)
EQUITY		26,437,328	26,060,291	24,635,988

Subsequent Event	12

Approved by the Board of Directors

“Robert J. Gayton”	Director	“F. Dale Corman”	Director

The accompanying notes are an integral part of these financial statements	- 2 -

Copper North Business
Statements of Loss, Comprehensive Loss, and Deficit (unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
Expressed in Canadian dollars	$	$	$	$

ADMINISTRATIVE EXPENSES
Accounting and Legal	19,959	6,192	29,130	12,142
Filing and Regulatory Fees	7,310	2,630	24,064	7,864
Office and Administration	53,804	69,333	104,952	137,059
Shareholder Communication	17,860	17,647	32,559	32,883

NET LOSS AND COMPREHENSIVE LOSS	98,933	95,802	190,705	189,948

DEFICIT, Beginning of period	12,838,418	12,500,840	12,746,646	12,406,694

DEFICIT, End of period	12,937,351	12,596,642	12,937,351	12,596,642

The accompanying notes are an integral part of these financial statements	- 3 -

Copper North Business
Statements of Cash Flows (unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
Expressed in Canadian dollars	$	$	$	$
Cash flow provided by (used in)
OPERATING ACTIVITIES
Net Loss and Comprehensive Loss	(98,933)	(95,802)	(190,705)	(189,948)
INVESTING ACTIVITIES
Exploration and Evaluation Asset expenditures	(300,659)	(514,402)	(372,540)	(884,904)
FINANCING ACTIVITIES
Contributions by Western Copper	399,592	610,204	563,245	1,074,852
Change in Cash	-	-	-	-
Cash – Beginning of period	-	-	-	-
Cash – End of period	-	-	-	-

The accompanying notes are an integral part of these financial statements	- 4 -

Copper North Business
Notes to the Financial Statements
June 30, 2011 (unaudited)

1.	ARRANGEMENT AND TRANSFER OF ASSETS

On August 18, 2011, Western Copper Corporation (“Western Copper”) entered into an arrangement agreement (the “Agreement”) with Copper North and NorthIsle Copper and Gold Inc. (“NorthIsle”), wholly-owned subsidiaries newly formed for the purposes of the Arrangement. The Agreement sets out the terms of the statutory plan of arrangement (the "Arrangement") which will have the result of dividing Western Copper’s present assets between three separate companies.

Following completion of the Arrangement:

  Copper North will hold 100% interest in the Carmacks Copper Project, 100% interest in the Redstone Project, and $2 million in cash;

  NorthIsle will hold 100% interest in the Island Copper property and $2.5 million in cash; and

  Western Copper will change its name to Western Copper and Gold Corp. (“Western Gold”) and will continue to holds its 100% interest in the Casino Project, the remaining working capital, and certain property and equipment.

Western Copper will transfer assets, as described above, to each subsidiary in consideration for common shares of the respective subsidiary. Western Copper will then distribute those shares to its shareholders. Shareholders of Western Copper as at the effective date of the Arrangement (the “Effective Date”) will be entitled to receive, for each common share of Western Copper held as at such date:

  one common share of Western Gold;

  0.5 of a common share of Copper North; and

  0.5 of a common share of NorthIsle.

Upon closing of the Arrangement, Copper North and NorthIsle will be owned exclusively by existing Western Copper Shareholders.

Holders of outstanding Western Copper warrants (“Warrants”) after the Effective Date will be entitled to receive, upon exercise of each such Warrant at the same original exercise price and in accordance with the terms of such Warrant one common share of Western Gold, 0.5 of a common share of Copper North, and 0.5 of a common share of NorthIsle; all in lieu of the one Western Copper common share that was issuable upon exercise of such Warrant immediately prior to the Effective Date.

Each Western Copper stock option outstanding on the Effective Date (“Old Option”) will be exchanged for one Western Gold stock option (“New Option”), 0.5 of a Copper North stock option, and 0.5 of a NorthIsle stock option. The exercise price of a New Option will equal that of an Old Option less the exercise price allocated to the Copper North and NorthIsle stock options. Other than the exercise price, the New Options will have the same terms as the Old Options. The stock options granted by Copper North and NorthIsle will vest immediately. The expiry dates will remain the same as the Old Options unless the stock option holder is not eligible to be a participant in the new company’s stock option plan; in which case the stock options will expire at the end of one year.

The Arrangement is subject to, among other things, shareholder approval, approval of the TSX Venture Exchange and the Supreme Court of British Columbia.

Copper North Business
Notes to the Financial Statements
June 30, 2011 (unaudited)

2.	BASIS OF PRESENTATION

These financial statements reflect the financial position, results of operations and cash flows of Copper North Business (the “Business”), as if it had been a separate entity from inception.

The statements of loss and comprehensive loss for the three and six months ended June 30, 2011 reflect an allocation of Western Copper’s administrative (“G&A”) expenses incurred in each of these periods. The allocation of G&A expenses is calculated based on the ratio of mineral property expenditures, excluding cost recoveries and write-downs, attributable to the Business as compared to the total mineral property expenditures, excluding cost recoveries and write-downs, incurred by Western Copper in each of these periods. The financial statements have been presented under the continuity of interest basis of accounting with balance sheet amounts based on the amounts recorded by Western Copper. Management cautions readers of these financial statements that the allocation of expenses may not necessarily reflect the amount or nature of G&A expenses that the Business would have incurred in the afore-mentioned periods or will incur in the future.

3.	ADOPTION OF IFRS

These interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 - Interim Financial Reporting and IFRS 1 – First-time Adoption of IFRS. Note 11 discloses the impact of the transition to IFRS on the Business’ reported equity as at January 1, 2010, June 30, 2010, and December 31, 2010 and loss and comprehensive loss for the three and six months ended June 30, 2010 and for the year ended December 31, 2010, including the nature and effect of significant changes in accounting policies from those used in the Business financial statements for the year ended December 31, 2010.

The accounting policies applied in these interim financial statements are based on IFRS effective for the year ending December 31, 2011, as issued and outstanding as of August 18, 2011, the date the Board of Directors approved these financial statements. Any subsequent changes to IFRS that are given effect in the Business’ annual financial statements for the ending December 31, 2011 could result in restatement of these interim financial statements, including transition adjustments recognized on change-over to IFRS.

4.	NATURE OF THE BUSINESS

Copper North Business is an exploration stage business that is directly engaged in exploration and development of mineral properties in Canada.

The recoverability of the amounts shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves and the Business’ ability to secure and maintain title and beneficial interest in the properties, to obtain the necessary financing to continue the exploration and future development of the properties, or to realize the carrying amount through a sale or partial disposal.

Copper North Business
Notes to the Financial Statements
June 30, 2011 (unaudited)

5.	ACCOUNTING POLICIES

a.	Summary of significant accounting policies

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The principal accounting policies of the Business are outlined below:

(i)	Management Estimates and Measurement Uncertainty

The preparation of financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The primary significant estimate made in preparation of the financial statements relates to the allocation of administrative expenditures to the Business.

(ii)	Presentation currency

The Business’ presentation currency is the Canadian dollar (“$”).

(iii)	Contributions

Contributions from Western Copper are presented as Contributed Surplus in the equity section of the balance sheet. The Business does not have any share capital and as a result, there is no applicable share related disclosure.

(iv)	Long-lived assets

	1.	Exploration and evaluation assets

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Business are capitalized on an individual property basis until the property is put into production, sold, abandoned, or determined to be impaired. Administration costs and general exploration costs are expensed as incurred. When a property is placed into commercial production, deferred costs will be depleted using the units-of production method.

The Business classifies its mineral properties as exploration and evaluation assets until the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. At this point, the exploration and evaluation assets are transferred to property and equipment.

Although the Business has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee valid title. Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

Copper North Business
Notes to the Financial Statements
June 30, 2011 (unaudited)

2.	Impairment

Exploration and evaluation assets are reviewed for indications of impairment at each balance sheet date. If indications of impairment exist, the asset’s recoverable amount is estimated.

An impairment loss is recognized when the carrying amount of an asset, or its cash- generating unit, exceeds its recoverable amount. The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit.

A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups or assets.

3.	Reversal of impairment

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

(v)	Share-based payments

The fair value of stock options allocated to the Business is treated as compensation costs in accordance with IFRS 2 - Share-based Payments. The fair value of stock options is determined at the time of grant using the Black-Scholes option pricing model. These costs are recognized over the stock option vesting period.

(vi)	Financial instruments

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.

Loans and receivables are initially recognized at the transaction value and subsequently carried at amortized cost less impairment losses using the effective interest method. Interest income is recognized by applying the effective interest rate.

The Business has classified Reclamation Bond as “Loans and receivables”.

Copper North Business
Notes to the Financial Statements
June 30, 2011 (unaudited)

b.	Recent accounting pronouncement

In May 2011, the IASB issued the following standards which have not yet been adopted by the Business: IFRS 10, ‘Consolidated Financial Statements’, IFRS 11, ‘Joint Arrangements’, IFRS 12, ‘Disclosure of Interests in Other Entities’, IAS 27, ‘Separate Financial Statements’, IFRS 13, ‘Fair Value Measurement’ and amended IAS 28, ‘Investments in Associates and Joint Ventures’. Each of the new standards is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Business has not yet begun the process of assessing the impact that the new and amended standards will have on its financial statements or whether to early adopt any of the new requirements.

6.	EXPLORATION AND EVALUATION ASSETS

	Carmacks	Redstone	TOTAL
Expressed in Canadian dollars	$	$	$

JANUARY 1, 2010	15,786,163	8,769,525	24,555,688

Advance royalty	100,000	-	100,000
Claims maintenance	210	65,099	65,309
Detailed engineering	48,940	-	48,940
Exploration	-	252,643	252,643
Permitting	777,806	-	777,806
Salary and wages	143,653	-	143,653
Share-based payments	35,952	-	35,952

DECEMBER 31, 2010	16,892,724	9,087,267	25,979,991

Advance royalty	100,000	-	100,000
Claims maintenance	2,835	-	2,835
Exploration	-	69,196	69,196
Permitting	185,714	-	185,714
Salary and wages	14,795	-	14,795
Share-based payments	4,497	-	4,497

JUNE 30, 2011	17,200,565	9,156,463	26,357,028

a.	Carmacks (100% - Yukon, Canada)

The Carmacks Copper Project is an oxide copper deposit that is located in Yukon, Canada.

Any production from the Carmacks Copper Project is subject to either a 15% net profits interest or a 3% net smelter royalty, at the Business’ election. If the Business elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Business is required to make an advance royalty payment of $100,000 in any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. At June 30, 2011, advance royalty payments totalled $800,000.

Copper North Business
Notes to the Financial Statements
June 30, 2011 (unaudited)

In April 2009, the Yukon Government awarded the Carmacks Copper Project its Quartz Mining License. As a result, Western Copper was required to provide security in the amount of $80,300 representing the estimated reclamation cost for work performed to date on the property. The Business holds a Guaranteed Investment Certificate in this amount in safekeeping for the Yukon Government. The security will be released once the Business performs its obligations pursuant to the Quartz Mining License.

b.	Redstone (100% - Northwest Territories, Canada)

The Redstone property comprises mining leases and mineral claims in the western part of the Northwest Territories. Should production be achieved, the mining leases are subject to a net smelter royalty of between 3% and 4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

  3% if the price is less than, or equal to US$0.75 per pound;

  3.5% if the price is greater than US$0.75 per pound, but less than or equal to US$1.00 per pound; and

  4% if the price is greater than US$1.00 per pound.

7.	CONTRIBUTED SURPLUS

Funding provided by Western Copper and the allocation of share-based payments related to the Business’ activities is reflected as contributed surplus.

Expressed in Canadian dollars	$
JANUARY 1, 2010	37,042,682
Funding provided by Western Copper	1,728,303
Share-based payments allocated to the Business	35,952
DECEMBER 31, 2010	38,806,937
Funding provided by Western Copper	563,245
Share-based payments allocated to the Business	4,497
JUNE 30, 2011	39,374,679

8.	SEGMENTED INFORMATION

The operations of the Business are primarily directed towards the acquisition, exploration, and future development of resource properties in Canada.

9.	CAPITAL MANAGEMENT

In the management of capital, the Business includes contributions from Western Copper and deficit. It is the Business’ objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop its project.

Copper North Business
Notes to the Financial Statements
June 30, 2011 (unaudited)

The annual expenditure budget and subsequent updates require approval by the Board of Directors.

There was no change in the Business’ approach to capital management during the periods presented. As at June 30, 2011, December 31, 2010, and January 1, 2010, the Business had no debt. The Business does not pay dividends and it is not subject to externally imposed capital requirements.

10.	FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Business’ risk management framework. The Business has exposure to liquidity risk from the use of financial instruments. Financial Instruments consist of the Reclamation Bond.

Liquidity risk is the risk that the Business will be unable to meet its financial obligations as they come due. As discussed in note 1, the Business will be provided with its initial working capital from Western Copper. The Business believes that it will be able manage its liquidity risk for at least twelve months following the Arrangement based upon the current business plans and anticipated contributions from Western Copper.

11.	INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

IFRS 1 – First-time Adoption of IFRS sets forth guidance for the initial adoption of IFRS. Under IFRS 1, the standards are applied retrospectively at the transitional balance sheet date with all adjustments to assets and liabilities taken to deficit unless certain exemptions are applied. The Business has applied the following exemptions to its opening balance sheet:

a.	Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 – Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Business has taken advantage of this election and will apply IFRS 3 to business combinations that occur on or after January 1, 2010.

b.	Share-based payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 – Share-based Payments to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IRS and January 1, 2005. The Business has elected not to apply IFRS 2 to awards that vested prior to January 1, 2010, its date of transition to IFRS, which have been accounted for in accordance with Canadian GAAP.

Copper North Business
Notes to the Financial Statements
June 30, 2011 (unaudited)

IFRS use a conceptual framework that is similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement, and disclosure. Although the adoption of IFRS had no effect on the Business’ cash flows or the Business’ statement of loss and comprehensive loss for the three and six months ended June 30, 2010 or for the year ended December 31, 2010, it has resulted in changes to the Business’ balance sheet due to differences relating to deferred taxes. In order to allow the users of the financial statements to better understand these changes, the Business has reconciled its Canadian GAAP balance sheet as at January 1, 2010, June 30, 2010, and December 31, 2010.

Under IFRS, deferred taxes cannot be recognized for the acquisition of assets that do not constitute a business combination. There is no similar prohibition under Canadian GAAP. Under Canadian GAAP, all of the deferred tax liability balance as at January 1, 2010 related to Western Copper’s purchase of the Redstone property. As a result of implementing IFRS, the Business eliminated the deferred tax liability recorded on the acquisition, including any adjustments to the deferred tax liability balance since it was first recorded. Accordingly, Western Copper also reduced the carrying value of its exploration and evaluation assets by $3.8 million.

The Canadian GAAP balance sheet as at December 31, 2010 has been reconciled to IFRS as follows:

	December 31, 2010
	Canadian	Effect of	IFRS
	GAAP	transition to IFRS
Expressed in Canadian dollars	$	$	$
ASSETS
RECLAMATION BOND	80,300	-	80,300
EXPLORATION AND EVALUATION ASSETS	29,769,188	(3,789,197)	25,979,991
ASSETS	29,849,488	(3,789,197)	26,060,291
LIABILITIES
DEFERRED TAX LIABILITY	3,189,717	(3,189,717)	-
LIABILITIES	3,189,717	(3,189,717)	-
EQUITY
CONTRIBUTED SURPLUS	38,806,937	-	38,806,937
DEFICIT	(12,147,166)	(599,480)	(12,746,646)
EQUITY	26,659,771	(599,480)	26,060,291
LIABILITIES AND EQUITY	29,849,488	(3,789,197)	26,060,291

Copper North Business
Notes to the Financial Statements
June 30, 2011 (unaudited)

The Canadian GAAP balance sheet as at January 1, 2010 has been reconciled to IFRS as follows:

	January 1, 2010
	Canadian	Effect of	IFRS
	GAAP	transition to IFRS
Expressed in Canadian dollars	$	$	$
ASSETS
RECLAMATION BOND	80,300	-	80,300
EXPLORATION AND EVALUATION ASSETS	28,344,885	(3,789,197)	24,555,688
ASSETS	28,425,185	(3,789,197)	24,635,988
LIABILITIES
DEFERRED TAX LIABILITY	3,189,717	(3,189,717)	-
LIABILITIES	3,189,717	(3,189,717)	-
EQUITY
CONTRIBUTED SURPLUS	37,042,682	-	37,042,682
DEFICIT	(11,807,214)	(599,480)	(12,406,694)
EQUITY	25,235,468	(599,480)	24,635,988
LIABILITIES AND EQUITY	28,425,185	(3,789,197)	24,635,988

Copper North Business
Notes to the Financial Statements
June 30, 2011 (unaudited)

The Canadian GAAP balance sheet as at June 30, 2010 has been reconciled to IFRS as follows:

	June 30, 2010
	Canadian	Effect of	IFRS
	GAAP	transition to IFRS
Expressed in Canadian dollars	$	$	$
ASSETS
RECLAMATION BOND	80,300	-	80,300
EXPLORATION AND EVALUATION ASSETS	29,229,789	(3,789,197)	25,440,592
ASSETS	29,310,089	(3,789,197)	25,520,892
LIABILITIES
DEFERRED TAX LIABILITY	3,189,717	(3,189,717)	-
LIABILITIES	3,189,717	(3,189,717)	-
EQUITY
CONTRIBUTED SURPLUS	38,117,534	-	38,117,534
DEFICIT	(11,997,162)	(599,480)	(12,596,642)
EQUITY	26,120,372	(599,480)	25,520,892
LIABILITIES AND EQUITY	29,319,089	(3,789,197)	25,520,892

12.	SUBSEQUENT EVENT

On August 3, 2011, Copper North Mining Corp. was incorporated under the Business Corporations Act of the Province of British Columbia.

Copper North Business

Financial Statements

December 31, 2010 and 2009

(Expressed in Canadian dollars)

August 18, 2011

Independent Auditor’s Report

To the Directors of Western Copper Corporation

We have audited the accompanying financial statements of Copper North Business, which comprise the balance sheets as at December 31, 2010 and December 31, 2009 and the statements of loss, comprehensive loss and deficit, and cash flows for the years ended December 31, 2010, 2009 and 2008, and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Copper North Business as at December 31, 2010 and December 31, 2009 and the results of its operations and its cash flows for the years ended December 31, 2010, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

Signed “PricewaterhouseCoopers LLP”

Chartered Accountants

PricewaterhouseCoopers LLP Chartered Accountants
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

Copper North Business
Balance Sheets

		December 31, 2010	December 31, 2009
Expressed in Canadian dollars	Note	$	$
ASSETS
Reclamation Bond	5	80,300	80,300
Exploration and Evaluation Assets	5	29,769,188	28,344,885
ASSETS		29,849,488	28,425,185
LIABILITIES
Future Income Tax Liability	8	3,189,717	3,189,717
EQUITY
Contributed Surplus	6	38,806,937	37,042,682
Deficit	-	(12,147,166)	(11,807,214)
EQUITY		26,659,771	25,235,468
LIABILITIES AND EQUITY		29,849,488	28,425,185
Subsequent Event	11

Approved by the Board of Directors

“Robert J. Gayton”	Director	“F. Dale Corman”	Director

The accompanying notes are an integral part of these financial statements	- 3 -

Copper North Business
Statements of Loss, Comprehensive Loss, and Deficit

For the year ended December 31,	2010	2009	2008
Expressed in Canadian dollars	$	$	$
ADMINISTRATIVE EXPENSES
Accounting and Legal	20,811	39,216	164,014
Filing and Regulatory Fees	9,706	14,546	32,021
Office and Administration	253,948	360,065	787,667
Shareholder Communication	55,487	82,861	145,354
LOSS BEFORE TAX	339,952	496,688	1,129,056
Future Income Tax Recovery	-	(42,427)	(52,505)
NET LOSS AND COMPREHENSIVE LOSS	339,952	454,261	1,076,551
DEFICIT, Beginning of the year	11,807,214	11,352,953	10,276,402
DEFICIT, End of the year	12,147,166	11,807,214	11,352,953

The accompanying notes are an integral part of these financial statements	- 4 -

Copper North Business
Statements of Cash Flows

For the year ended December 31,	2010	2009	2008
Expressed in Canadian dollars	$	$	$
Cash flows provided by (used in)
OPERATING ACTIVITIES
Net Loss and Comprehensive Loss	(339,952)	(454,261)	(1,076,551)
Items not affecting cash:
Future Income Tax Recovery	-	(42,427)	(52,505)
	(339,952)	(496,688)	(1,129,056)
INVESTING ACTIVITIES
Exploration and Evaluation Expenditures	(1,388,351)	(1,396,495)	(3,526,355)
Purchase of Reclamation Bond	-	(80,300)	-
	(1,388,351)	(1,476,795)	(3,526,355)
FINANCING ACTIVITIES
Contributions by Western Copper	1,728,303	1,973,483	4,655,411
Change in Cash	-	-	-
Cash – Beginning of the year	-	-	-
Cash – End of the year	-	-	-

The accompanying notes are an integral part of these financial statements	- 5 -

Copper North Business
Notes to the Financial Statements
December 31, 2010 and 2009

1.	ARRANGEMENT AND TRANSFER OF ASSETS

On August 18, 2011, Western Copper Corporation (“Western Copper”) entered into an arrangement agreement (the “Agreement”) with Copper North and NorthIsle Copper and Gold Inc. (“NorthIsle”), wholly-owned subsidiaries newly formed for the purposes of the Arrangement. The Agreement sets out the terms of the statutory plan of arrangement (the "Arrangement") which will have the result of dividing Western Copper’s present assets between three separate companies.

Following completion of the Arrangement:

  Copper North will hold 100% interest in the Carmacks Copper Project, 100% interest in the Redstone Project, and $2 million in cash;

  NorthIsle will hold 100% interest in the Island Copper property and $2.5 million in cash; and

  Western Copper will change its name to Western Copper and Gold Corp. (“Western Gold”) and will continue to holds its 100% interest in the Casino Project, the remaining working capital, and certain property and equipment.

Western Copper will transfer assets, as described above, to each subsidiary in consideration for common shares of the respective subsidiary. Western Copper will then distribute those shares to its shareholders. Shareholders of Western Copper as at the effective date of the Arrangement (the “Effective Date”) will be entitled to receive, for each common share of Western Copper held as at such date:

  one common share of Western Gold;

  0.5 of a common share of Copper North; and

  0.5 of a common share of NorthIsle.

Upon closing of the Arrangement, Copper North and NorthIsle will be owned exclusively by existing Western Copper Shareholders.

Holders of outstanding Western Copper warrants (“Warrants”) after the Effective Date will be entitled to receive, upon exercise of each such Warrant at the same original exercise price and in accordance with the terms of such Warrant one common share of Western Gold, 0.5 of a common share of Copper North, and 0.5 of a common share of NorthIsle; all in lieu of the one Western Copper common share that was issuable upon exercise of such Warrant immediately prior to the Effective Date.

Each Western Copper stock option outstanding on the Effective Date (“Old Option”) will be exchanged for one Western Gold stock option (“New Option”), 0.5 of a Copper North stock option, and 0.5 of a NorthIsle stock option. The exercise price of a New Option will equal that of an Old Option less the exercise price allocated to the Copper North and NorthIsle stock options. Other than the exercise price, the New Options will have the same terms as the Old Options. The stock options granted by Copper North and NorthIsle will vest immediately. The expiry dates will remain the same as the Old Options unless the stock option holder is not eligible to be a participant in the new company’s stock option plan; in which case the stock options will expire at the end of one year.

The Arrangement is subject to, among other things, shareholder approval, approval of the TSX Venture Exchange and the Supreme Court of British Columbia.

Copper North Business
Notes to the Financial Statements
December 31, 2010 and 2009

2.	BASIS OF PRESENTATION

These financial statements reflect the financial position, results of operations and cash flows of Copper North Business (the “Business”), as if it had been a separate entity from inception.

The statements of loss and comprehensive loss for the years ended December 31, 2010, 2009, and 2008 reflect an allocation of Western Copper’s administrative (“G&A”) expenses incurred in each of these periods. The allocation of G&A expenses is calculated based on the ratio of mineral property expenditures, excluding cost recoveries, future income tax, and write-downs, attributable to the Business as compared to the total mineral property expenditures, excluding cost recoveries, future income tax, and write-downs, incurred by Western Copper in each of these periods. The future income tax recoveries represent the amount of future income tax recovery recorded by Western Copper that relates to the Business’ mineral properties in each year presented. The financial statements have been presented under the continuity of interest basis of accounting with balance sheet amounts based on the amounts recorded by Western Copper. Management cautions readers of these financial statements that the allocation of expenses may not necessarily reflect the amount or nature of G&A expenses that the Business would have incurred in the afore-mentioned periods or will incur in the future.

3.	NATURE OF OPERATIONS

Copper North Business is an exploration stage business that is directly engaged in exploration and development of mineral properties in Canada.

The recoverability of the amounts shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves and the Business’ ability to secure and maintain title and beneficial interest in the properties, to obtain the necessary financing to continue the exploration and future development of the properties, or to realize the carrying amount through a sale or partial disposal.

4.	ACCOUNTING POLICIES

a.	Significant accounting policies

The Business’ financial statements are prepared in accordance with accounting principles generally accepted in Canada.

	i)	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes. Significant areas where management’s judgment is applied include the assessment of impairment to the carrying value of mineral properties, the determination of the likelihood that future income tax benefits can be realized, the assumptions used to calculate the fair value of warrants and stock options, amounts and likelihood of contingent liabilities, and the cost allocation methodologies used to determine results of operations. Actual results could differ from the estimates by a material amount.

Copper North Business
Notes to the Financial Statements
December 31, 2010 and 2009

ii)	Mineral properties

Direct costs related to the acquisition, exploration, and development of mineral properties owned or controlled by the Business are deferred on an individual property basis until the viability of a property is determined or until the property is sold, abandoned, placed into production or determined to be impaired. Administration costs and general exploration costs are expensed as incurred. If a property is placed into commercial production, deferred costs will be amortized using the unit-of production method based on proven and probable reserves. The carrying amount for mineral properties represents costs net of write-downs to date and does not necessarily reflect present or future values. Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

Cost recoveries, including tax credits and funds received as part of government assistance programs, are recognized as a reduction in the carrying value of the related asset when the money is more likely than not to be received. If the applicable property has been written-off, the amount received is recorded as a credit to the statement of loss in the year in which the payment is more likely than not to be received.

Although the Business has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee valid title. Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

iii)	Impairment of long-lived assets

The Business reviews the carrying value of mineral properties when there are events or changes in circumstances that may indicate impairment. Where estimates of future cash flows are available, an impairment charge is recorded if the undiscounted future net cash flows expected to be earned from the property are less than the carrying amount. Reductions in the carrying value of properties are recorded to the extent the net book value of the property exceeds management’s estimate of fair values.

Fair value is determined with reference to discounted estimated future cash flow analysis or on recent transactions involving dispositions of similar properties.

The estimated cash flows used to assess recoverability of certain of the Business’ mineral property carrying values are developed using management’s projections for long-term average copper, gold and molybdenum prices, recoverable reserves, operating costs, capital expenditures, reclamation costs, and applicable foreign currency exchange rates. Management makes estimates relating to current and future market conditions. There are inherent uncertainties related to these factors and management’s judgment when using them to assess mineral property recoverability.

The Business believes that the estimates applied in the impairment assessment are reasonable; however such estimates are subject to significant uncertainties and judgments. Although management has made its best estimate of these factors based on current conditions, it is possible that the underlying assumptions can change significantly and impairment charges may be required in future periods. Such charges could be material.

Copper North Business
Notes to the Financial Statements
December 31, 2010 and 2009

iv)	Income taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws that are expected to apply when the temporary differences are likely to reverse. When the future realization of income tax assets does not meet the test of being more likely than not to be realized, a valuation allowance in the amount of the potential future benefit is recorded and no net income tax asset is recognized.

v)	Stock-based compensation

The Business uses the fair value method of accounting for the cost of stock-based compensation granted to employees, directors, and others. The fair value of stock-based compensation awards is determined at the time of grant using the Black-Scholes option pricing model.

The costs are charged to the statement of loss or, if appropriate, are capitalized to mineral properties over the stock option vesting period with a corresponding increase to contributed surplus. The Business’ allocation of stock-based compensation is consistent with its treatment of other types of compensation for each recipient.

Option pricing models require the input of highly subjective assumptions including the expected price volatility and expected life. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the stock options granted by the Business.

vi)	Contributed Surplus

Contributions from Western Copper are presented as Contributed Surplus in the equity section of the balance sheet. The Business does not have any share capital and as a result, there is no applicable share related disclosure.

vii)	Financial instruments

Western Copper has designated its reclamation bond as “Held-for-Trading”. This asset is recorded at fair value with changes in fair value recorded in the statement of loss.

b.	Change in accounting policies

The Business elected to adopt the following standards effective January 1, 2010 so that its accounting policies are more closely aligned with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2010.

Copper North Business
Notes to the Financial Statements
December 31, 2010 and 2009

i)	Business combinations

Section 1582, Business Combinations, replaces Section 1581, Business Combinations and establishes standards for the accounting for business combinations. It provides the Canadian equivalent to International Financial Reporting Standard IFRS 3, Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period after adoption.

ii)	Consolidated financial statements and non-controlling interests

Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27, Consolidated and Separate Financial Statements. The adoption of this standard had no effect on the Business’ financial statements.

5.	MINERAL PROPERTIES

	Carmacks	Redstone	TOTAL
Expressed in Canadian dollars	$	$	$

DECEMBER 31, 2008	14,645,143	12,147,609	26,792,752

Advance royalty	100,000	-	100,000
Claims maintenance	4,408	40,199	44,607
Detailed engineering	93,945	-	93,945
Engineering studies	1,470	-	1,470
Exploration	-	161,970	161,970
Future income tax	42,427	3,767	46,194
Permitting	673,916	2,162	676,078
Reclamation obligation	80,300	-	80,300
Salary and wages	215,625	22,500	238,125
Stock-based compensation	98,997	10,447	109,444

DECEMBER 31, 2009	15,956,231	12,388,654	28,344,885

Advance royalty	100,000	-	100,000
Claims maintenance	210	65,099	65,309
Detailed engineering	48,940	-	48,940
Exploration	-	252,643	252,643
Permitting	777,806	-	77,806
Salary and wages	143,653	-	143,653
Stock-based compensation	35,952	-	35,952

DECEMBER 31, 2010	17,062,792	12,706,396	29,769,188

a.	Carmacks (100% - Yukon, Canada)

The Carmacks Copper Project is an oxide copper deposit that is located in Yukon, Canada.

Copper North Business
Notes to the Financial Statements
December 31, 2010 and 2009

In April 2009, the Business obtained the Quartz Mining License relating to the Carmacks Copper Project. As a result, the Business was required to provide security in the amount of $80,300 representing the estimated reclamation cost for work performed to date on the property. The Business holds a Guaranteed Investment Certificate in this amount in safekeeping for the Yukon Government. The security will be released once Western Copper performs its obligations pursuant to the Quartz Mining License.

Any production from the Carmacks Copper Project is subject to either a 15% net profits interest or a 3% net smelter royalty, at the Business’ election. If the Business elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Business is required to make an advance royalty payment of $100,000 in any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. At December 31, 2010, the Business had made $700,000 in advance royalty payments and had accrued the amount relating to 2010.

b.	Redstone (100% - Northwest Territories, Canada)

The Redstone property comprises mining leases and mineral claims located in the Northwest Territories. Should production be achieved on the mining leases, the revenue will be subject to a net smelter royalty of between 3% and 4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

	•	3% if the price is less than, or equal to US$0.75 per pound;
	•	3.5% if the price is greater than US$0.75 per pound, but less than or equal to US$1.00 per pound; and
	•	4% if the price is greater than US$1.00 per pound.

6.	CONTRIBUTED SURPLUS

Funding provided by Western Copper and the allocation of stock-based compensation related to the Business’ activities is reflected as contributed surplus.

Expressed in Canadian dollars	$
DECEMBER 31, 2008	34,959,755
Funding provided by Western Copper	1,973,483
Stock-based compensation allocated to the Business	109,444
DECEMBER 31, 2009	37,042,682
Funding provided by Western Copper	1,728,303
Stock-based compensation allocated to the Business	35,952
DECEMBER 31, 2010	38,806,937

Copper North Business
Notes to the Financial Statements
December 31, 2010 and 2009

7.	SEGMENTED INFORMATION

The Business’ operations are primarily directed towards the acquisition, exploration, and future development of resource properties in Canada.

8.	INCOME TAXES

As at June 30, 2011, the Business does not have legal form. The future income tax liability is calculated using the difference between the carrying amount of the Business’ mineral properties and Western Copper’s tax basis for each respective mineral property.

G&A expenses presented on the statement of loss and comprehensive loss represent an allocation of Western Copper’s G&A expenses and do not represent tax deductible expenses to the Business.

9.	CAPITAL MANAGEMENT

In the management of capital, the Business includes contributions from Western Copper and deficit. It is the Business’ objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop its project.

The annual expenditure budget and subsequent updates require approval by the Board of Directors.

There was no change in the Business’ approach to capital management during the years presented. As at December 31, 2010, and December 31, 2009, the Business had no debt. The Business does not pay dividends and it is not subject to externally imposed capital requirements.

10.	FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Business’ risk management framework. The Business has exposure to liquidity risk from the use of financial instruments. Financial instruments consist of the Reclamation Bond.

Liquidity risk is the risk that the Business will be unable to meet its financial obligations as they come due. As discussed in note 1, the Business will be provided with its initial working capital from Western Copper. The Business believes that it will be able to manage its liquidity risk for at least twelve months following the Arrangement based upon the current business plans and anticipated contributions from Western Copper.

11.	SUBSEQUENT EVENT

On August 3, 2011, Copper North Mining Corp. was incorporated under the Business Corporations Act of the Province of British Columbia.

SCHEDULE "D" TO THE INFORMATION CIRCULAR
OF WESTERN COPPER CORPORATION

FINANCIAL STATEMENTS OF NORTHISLE BUSINESS

NorthIsle Copper and Gold Inc.

Financial Statement

August 3, 2011

(Expressed in Canadian Dollars)

August 18, 2011

Independent Auditor’s Report

To the Directors of Western Copper Corporation

We have audited the accompanying financial statements of NorthIsle Copper and Gold Inc., which comprise the balance sheet as at August 3, 2011 and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these financial statements present fairly, in all material respects, the financial position of NorthIsle Copper and Gold Inc. as at August 3, 2011 in accordance with International Financial Reporting Standards.

Signed “PricewaterhouseCoopers LLP”

Chartered Accountants

PricewaterhouseCoopers LLP Chartered Accountants
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

NorthIsle Copper and Gold Inc.
Balance Sheet

As at August 3, 2011
Expressed in Canadian dollars	Note	$
ASSETS
Cash	-	1
ASSETS		1

SHAREHOLDERS’ EQUITY
Share Capital	4	1
SHAREHOLDERS’ EQUITY		1
Incorporation and Nature of Operations	1

Approved by the Board of Directors

“Robert J. Gayton”	Director	“F. Dale Corman”	Director

The accompanying notes are an integral part of this financial statement	- 3 -

NorthIsle Copper and Gold Inc.
Notes to the Financial Statement
August 3, 2011

1.	INCORPORATION AND NATURE OF OPERATIONS

NorthIsle Copper and Gold Inc. (“NorthIsle” or the “Company”) was incorporated under the Business Corporations Act of the Province of British Columbia on August 3, 2011.

Following the completion of the proposed transaction described in note 2, the Company will be an exploration stage enterprise in the mineral resource industry.

2.	ARRANGEMENT AND TRANSFER OF ASSETS

On August 18, 2011, Western Copper Corporation (“Western Copper”) entered into an arrangement agreement (the “Agreement”) with Copper North and NorthIsle Copper and Gold Inc. (“NorthIsle”), wholly-owned subsidiaries newly formed for the purposes of the Arrangement. The Agreement sets out the terms of the statutory plan of arrangement (the "Arrangement") which will have the result of dividing Western Copper’s present assets between three separate companies.

Following completion of the Arrangement:

  Copper North will hold 100% interest in the Carmacks Copper Project, 100% interest in the Redstone Project, and $2 million in cash;

  NorthIsle will hold 100% interest in the Island Copper property and $2.5 million in cash; and

  Western Copper will change its name to Western Copper and Gold Corp. (“Western Gold”) and will continue to holds its 100% interest in the Casino Project, the remaining working capital, and certain property and equipment.

Western Copper will transfer assets, as described above, to each subsidiary in consideration for common shares of the respective subsidiary. Western Copper will then distribute those shares to its shareholders. Shareholders of Western Copper as at the effective date of the Arrangement (the “Effective Date”) will be entitled to receive, for each common share of Western Copper held as at such date:

  one common share of Western Gold;

  0.5 of a common share of Copper North; and

  0.5 of a common share of NorthIsle.

Upon closing of the Arrangement, Copper North and NorthIsle will be owned exclusively by existing Western Copper Shareholders.

Holders of outstanding Western Copper warrants (“Warrants”) after the Effective Date will be entitled to receive, upon exercise of each such Warrant at the same original exercise price and in accordance with the terms of such Warrant one common share of Western Gold, 0.5 of a common share of Copper North, and 0.5 of a common share of NorthIsle; all in lieu of the one Western Copper common share that was issuable upon exercise of such Warrant immediately prior to the Effective Date.

NorthIsle Copper and Gold Inc.
Notes to the Financial Statement
August 3, 2011

Each Western Copper stock option outstanding on the Effective Date (“Old Option”) will be exchanged for one Western Gold stock option (“New Option”), 0.5 of a Copper North stock option, and 0.5 of a NorthIsle stock option. The exercise price of a New Option will equal that of an Old Option less the exercise price allocated to the Copper North and NorthIsle stock options. Other than the exercise price, the New Options will have the same terms as the Old Options. The stock options granted by Copper North and NorthIsle will vest immediately. The expiry dates will remain the same as the Old Options unless the stock option holder is not eligible to be a participant in the new company’s stock option plan; in which case the stock options will expire at the end of one year.

The Arrangement is subject to, among other things, shareholder approval, approval of the TSX Venture Exchange and the Supreme Court of British Columbia.

3.	ACCOUNTING POLICY

Basis of presentation

The financial statements of NorthIsle have been prepared using International Financial Reporting Standards.

The financial statements of the Company, at August 3, 2011, are prior to the Company commencing any operating activities except the issuance of shares as disclosed in note 4.

4.	SHARE CAPITAL

a.	Authorized

Unlimited number of common shares without par value

b.	Issued

1 common share for $1

NorthIsle Business

Interim Financial Statements

June 30, 2011
(unaudited)

(Expressed in Canadian dollars)

NorthIsle Business
Balance Sheets (unaudited)

		June 30, 2011	December 31, 2010	December 31, 2009
Expressed in Canadian dollars	Note	$	$	$
ASSETS
Other Assets	-	27,500	-	-
Exploration and Evaluation Assets	5	14,106,891	13,626,006	13,596,905
ASSETS		14,134,391	13,626,006	13,596,905
EQUITY
Contributed Surplus	6	14,998,724	14,247,110	14,218,009
Deficit	-	(864,333)	(621,104)	(621,104)
EQUITY		14,134,391	13,626,006	13,596,905

Subsequent Event	12

Approved by the Board of Directors

“Robert J. Gayton”	Director	“F. Dale Corman”	Director

The accompanying notes are an integral part of these financial statements	- 2 -

NorthIsle Business
Statements of Loss, Comprehensive Loss, and Deficit (unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
Expressed in Canadian dollars	$	$	$	$

ADMINISTRATIVE EXPENSES
Accounting and Legal	25,456	-	37,152	-
Filing and Regulatory Fees	9,323	-	30,691	-
Office and Administration	68,623	-	133,859	-
Shareholder Communication	22,779	-	41,527	-

NET LOSS AND COMPREHENSIVE LOSS	126,181	-	243,229	-

DEFICIT, Beginning of period	738,152	621,105	621,104	621,105

DEFICIT, End of period	864,333	621,105	864,333	621,105

The accompanying notes are an integral part of these financial statements	- 3 -

NorthIsle Business
Statements of Cash Flows (unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
Expressed in Canadian dollars	$	$	$	$

Cash flow provided by (used in)

OPERATING ACTIVITIES
Net Loss and Comprehensive Loss	(126,181)	-	(243,229)	-
Increase in Other Assets	(27,500)	-	(27,500)	-
	(153,681)	-	(270,729)	-

INVESTING ACTIVITIES
Exploration and Evaluation expenditures	(374,383)	-	(458,246)	(3,000)

FINANCING ACTIVITIES
Contributions by Western Copper	528,064	-	728,975	3,000

Change in Cash	-	-	-	-

Cash – Beginning of period	-	-	-	-

Cash – End of period	-	-	-	-

The accompanying notes are an integral part of these financial statements	- 4 -

NorthIsle Business
Notes to the Financial Statements
June 30, 2011 (unaudited)

1.	ARRANGEMENT AND TRANSFER OF ASSETS

On August 18, 2011, Western Copper Corporation (“Western Copper”) entered into an arrangement agreement (the “Agreement”) with Copper North and NorthIsle Copper and Gold Inc. (“NorthIsle”), wholly-owned subsidiaries newly formed for the purposes of the Arrangement. The Agreement sets out the terms of the statutory plan of arrangement (the "Arrangement") which will have the result of dividing Western Copper’s present assets between three separate companies.

Following completion of the Arrangement:

  Copper North will hold 100% interest in the Carmacks Copper Project, 100% interest in the Redstone Project, and $2 million in cash;

  NorthIsle will hold 100% interest in the Island Copper property and $2.5 million in cash; and

  Western Copper will change its name to Western Copper and Gold Corp. (“Western Gold”) and will continue to holds its 100% interest in the Casino Project, the remaining working capital, and certain property and equipment.

Western Copper will transfer assets, as described above, to each subsidiary in consideration for common shares of the respective subsidiary. Western Copper will then distribute those shares to its shareholders. Shareholders of Western Copper as at the effective date of the Arrangement (the “Effective Date”) will be entitled to receive, for each common share of Western Copper held as at such date:

  one common share of Western Gold;

  0.5 of a common share of Copper North; and

  0.5 of a common share of NorthIsle.

Upon closing of the Arrangement, Copper North and NorthIsle will be owned exclusively by existing Western Copper Shareholders.

Holders of outstanding Western Copper warrants (“Warrants”) after the Effective Date will be entitled to receive, upon exercise of each such Warrant at the same original exercise price and in accordance with the terms of such Warrant one common share of Western Gold, 0.5 of a common share of Copper North, and 0.5 of a common share of NorthIsle; all in lieu of the one Western Copper common share that was issuable upon exercise of such Warrant immediately prior to the Effective Date.

Each Western Copper stock option outstanding on the Effective Date (“Old Option”) will be exchanged for one Western Gold stock option (“New Option”), 0.5 of a Copper North stock option, and 0.5 of a NorthIsle stock option. The exercise price of a New Option will equal that of an Old Option less the exercise price allocated to the Copper North and NorthIsle stock options. Other than the exercise price, the New Options will have the same terms as the Old Options. The stock options granted by Copper North and NorthIsle will vest immediately. The expiry dates will remain the same as the Old Options unless the stock option holder is not eligible to be a participant in the new company’s stock option plan; in which case the stock options will expire at the end of one year.

The Arrangement is subject to, among other things, shareholder approval, approval of the TSX Venture Exchange and the Supreme Court of British Columbia.

NorthIsle Business
Notes to the Financial Statements
June 30, 2011 (unaudited)

2.	BASIS OF PRESENTATION

These financial statements reflect the financial position, results of operations and cash flows of NorthIsle Business (the “Business”), as if it had been a separate entity from inception.

The statements of loss and comprehensive loss for the three and six months ended June 30, 2011 reflect an allocation of Western Copper’s administrative (“G&A”) expenses incurred in each of these periods. The allocation of G&A expenses is calculated based on the ratio of mineral property expenditures, excluding cost recoveries and write-downs, attributable to the Business as compared to the total year-to-date exploration and evaluation expenditures, excluding cost recoveries and write-downs, incurred by Western Copper. The financial statements have been presented under the continuity of interest basis of accounting with balance sheet amounts based on the amounts recorded by Western Copper. Management cautions readers of these financial statements that the allocation of expenses may not necessarily reflect the amount or nature of G&A expenses that the Business would have incurred in the afore-mentioned periods or will incur in the future.

3.	ADOPTION OF IFRS

These interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 - Interim Financial Reporting and IFRS 1 – First-time Adoption of IFRS. Note 11 discloses the impact of the transition to IFRS on the Business’ reported equity as at January 1, 2010, June 30, 2010, and December 31, 2010 and loss and comprehensive loss for the three and six months ended June 30, 2010 and for the year ended December 31, 2010, including the nature and effect of significant changes in accounting policies from those used in the Business financial statements for the year ended December 31, 2010.

The accounting policies applied in these interim financial statements are based on IFRS effective for the year ending December 31, 2011, as issued and outstanding as of August 18, 2011, the date the Board of Directors approved these financial statements. Any subsequent changes to IFRS that are given effect in the Business’ annual financial statements for the ending December 31, 2011 could result in restatement of these interim financial statements, including transition adjustments recognized on change-over to IFRS.

4.	NATURE OF THE BUSINESS

NorthIsle Business is an exploration stage business that is directly engaged in exploration and development of mineral properties in Canada.

The recoverability of the amounts shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves and the Business’ ability to secure and maintain title and beneficial interest in the properties, to obtain the necessary financing to continue the exploration and future development of the properties, or to realize the carrying amount through a sale or partial disposal.

NorthIsle Business
Notes to the Financial Statements
June 30, 2011 (unaudited)

5.	ACCOUNTING POLICIES

a.          Summary of significant accounting policies

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The principal accounting policies of the Business are outlined below:

(i)	Management Estimates and Measurement Uncertainty

The preparation of financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The primary significant estimate made in preparation of the financial statements relates to the allocation of administrative expenditures to the Business.

(ii)	Presentation currency

The Business’ presentation currency is the Canadian dollar (“$”).

(iii)	Contributions

Contributions from Western Copper are presented as Contributed Surplus in the equity section of the balance sheet. The Business does not have any share capital and as a result, there is no applicable share related disclosure.

(iv)	Long-lived assets

	1.	Exploration and evaluation assets

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Business are capitalized on an individual property basis until the property is put into production, sold, abandoned, or determined to be impaired. Administration costs and general exploration costs are expensed as incurred. When a property is placed into commercial production, deferred costs will be depleted using the units-of production method.

The Business classifies its mineral properties as exploration and evaluation assets until the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. At this point, the exploration and evaluation assets are transferred to property and equipment.

Although the Business has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee valid title. Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

NorthIsle Business
Notes to the Financial Statements
June 30, 2011 (unaudited)

2.	Impairment

Exploration and evaluation assets are reviewed for indications of impairment at each balance sheet date. If indications of impairment exist, the asset’s recoverable amount is estimated.

An impairment loss is recognized when the carrying amount of an asset, or its cash- generating unit, exceeds its recoverable amount. The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit.

A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups or assets.

3.	Reversal of impairment

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

(v)	Share-based payments

The fair value of stock options allocated to the Business is treated as compensation costs in accordance with IFRS 2 - Share-based Payments. The fair value of stock options is determined at the time of grant using the Black-Scholes option pricing model. These costs are recognized over the stock option vesting period.

(vi)	Financial instruments

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.

Loans and receivables are initially recognized at the transaction value and subsequently carried at amortized cost less impairment losses using the effective interest method. Interest income is recognized by applying the effective interest rate.

The Business has classified Other Assets as “Loans and receivables”.

NorthIsle Business
Notes to the Financial Statements
June 30, 2011 (unaudited)

b.          Recent accounting pronouncement

In May 2011, the IASB issued the following standards which have not yet been adopted by the Business: IFRS 10, ‘Consolidated Financial Statements’, IFRS 11, ‘Joint Arrangements’, IFRS 12, ‘Disclosure of Interests in Other Entities’, IAS 27, ‘Separate Financial Statements’, IFRS 13, ‘Fair Value Measurement’ and amended IAS 28, ‘Investments in Associates and Joint Ventures’. Each of the new standards is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Business has not yet begun the process of assessing the impact that the new and amended standards will have on its financial statements or whether to early adopt any of the new requirements.

6.	EXPLORATION AND EVALUATION ASSETS

Island Copper (100% - British Columbia, Canada)

Expressed in Canadian dollars	$
JANUARY 1, 2010	13,596,905
Exploration	29,101
DECEMBER 31, 2010	13,626,006
Engineering studies	130,646
Exploration	262,721
Permitting	10,093
Salary and wages	54,786
Stock-based compensation	22,639
JUNE 30, 2011	14,106,891

The Island Copper property consists of three blocks of mineral claims located on northern Vancouver Island, British Columbia, Canada. The mineral claim blocks are referred to as the Hushamu claims, the Apple Bay claims, and the Rupert Block.

Should a production decision be made on the Hushamu claims, the Business is required to make a cash payment of $1 million to an unrelated third party within 60 days of the production decision. These mineral claims are also subject to a 10% net profits interest.

Should a production decision be made on the Apple Bay claims, the Business is required to pay $800,000 in cash or in stock to the previous owner of the claims. The payment method is at the election of the Business. The previous owner also maintains the right to explore for non-metallic minerals on the Apple Bay claims.

NorthIsle Business
Notes to the Financial Statements
June 30, 2011 (unaudited)

7.	CONTRIBUTED SURPLUS

Funding provided by Western Copper and the allocation of share-based payments related to the Business’ activities is reflected as contributed surplus.

Expressed in Canadian dollars	$
JANUARY 1, 2010	14,218,009
Funding provided by Western Copper	29,101
DECEMBER 31, 2010	14,247,110
Funding provided by Western Copper	728,975
Share-based payments allocated to the Business	22,639
JUNE 30, 2011	14,998,724

8.	SEGMENTED INFORMATION

The operations of the Business are primarily directed towards the acquisition, exploration, and future development of resource properties in Canada.

9.	CAPITAL MANAGEMENT

In the management of capital, the Business includes contributions from Western Copper and deficit. It is the Business’ objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop its project.

The annual expenditure budget and subsequent updates require approval by the Board of Directors.

There was no change in the Business’ approach to capital management during the periods presented. As at June 30, 2011, December 31, 2010, and January 1, 2010, the Business had no debt. The Business does not pay dividends and it is not subject to externally imposed capital requirements.

10.	FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Business’ risk management framework. The Business has exposure to liquidity risk from the use of financial instruments. Financial instruments consist of Other Assets.

Liquidity risk is the risk that the Business will be unable to meet its financial obligations as they come due. As discussed in note 1, the Business will be provided with initial working capital from Western Copper. The Business believes that it will be able manage its liquidity risk for at least twelve months following the Arrangement based upon the current business plans and anticipated contributions from Western Copper.

NorthIsle Business
Notes to the Financial Statements
June 30, 2011 (unaudited)

11.	INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

IFRS 1 – First-time Adoption of IFRS sets forth guidance for the initial adoption of IFRS. Under IFRS 1, the standards are applied retrospectively at the transitional balance sheet date with all adjustments to assets and liabilities taken to deficit unless certain exemptions are applied. The Business has applied the following exemptions to its opening balance sheet:

a.         Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 – Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Business has taken advantage of this election and will apply IFRS 3 to business combinations that occur on or after January 1, 2010.

b.         Share-based payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 – Share-based Payments to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IRS and January 1, 2005. The Business has elected not to apply IFRS 2 to awards that vested prior to January 1, 2010, its date of transition to IFRS, which have been accounted for in accordance with Canadian GAAP.

IFRS use a conceptual framework that is similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement, and disclosure. Although the adoption of IFRS had no effect on the Business’ cash flows or the Business’ statement of loss and comprehensive loss for the three and six months ended June 30, 2010 or for the year ended December 31, 2010, it has resulted in changes to the Business’ balance sheet due to differences relating to deferred taxes. In order to allow the users of the financial statements to better understand these changes, the Business has reconciled its Canadian GAAP balance sheet as at January 1, 2010, June 30, 2010, and December 31, 2010.

Under IFRS, deferred taxes cannot be recognized for the acquisition of assets that do not constitute a business combination. There is no similar prohibition under Canadian GAAP. Under Canadian GAAP, all of the deferred tax liability balance as at January 1, 2010 related to Western Copper’s purchase of the Island Copper Project. As a result of implementing IFRS, the Business eliminated the deferred tax liability recorded on the acquisition, including any adjustments to the deferred tax liability balance since it was first recorded. Accordingly, Western Copper also reduced the carrying value of its exploration and evaluation assets by $4.2 million.

NorthIsle Business
Notes to the Financial Statements
June 30, 2011 (unaudited)

The Canadian GAAP balance sheet as at December 31, 2010 has been reconciled to IFRS as follows:

	December 31, 2010
	Canadian	Effect of	IFRS
	GAAP	transition to IFRS
Expressed in Canadian dollars	$	$	$
ASSETS
EXPLORATION AND EVALUATION ASSETS	17,786,116	(4,160,110)	13,626,006
ASSETS	17,786,116	(4,160,110)	13,626,006
LIABILITIES
DEFERRED TAX LIABILITY	3,108,374	(3,108,374)	-
LIABILITIES	3,108,374	(3,108,374)	-
EQUITY
CONTRIBUTED SURPLUS	14,247,110	-	14,247,110
DEFICIT	430,632	(1,051,736)	(621,104)
EQUITY	14,677,742	(1,051,736)	13,626,006
LIABILITIES AND EQUITY	17,786,116	(4,160,110)	13,626,006

NorthIsle Business
Notes to the Financial Statements
June 30, 2011 (unaudited)

The Canadian GAAP balance sheet as at January 1, 2010 has been reconciled to IFRS as follows:

	January 1, 2010
	Canadian	Effect of	IFRS
	GAAP	transition to IFRS
Expressed in Canadian dollars	$	$	$
ASSETS
EXPLORATION AND EVALUATION ASSETS	17,757,015	(4,160,110)	13,596,905
ASSETS	17,757,015	(4,160,110)	13,596,905
LIABILITIES
DEFERRED TAX LIABILITY	3,108,374	(3,108,374)	-
LIABILITIES	3,108,374	(3,108,374)	-
EQUITY
CONTRIBUTED SURPLUS	14,218,009	-	14,218,009
DEFICIT	430,632	(1,051,736)	(621,104)
EQUITY	14,648,641	(1,051,736)	13,596,905
LIABILITIES AND EQUITY	17,757,015	(4,160,110)	13,596,905

NorthIsle Business
Notes to the Financial Statements
June 30, 2011 (unaudited)

The Canadian GAAP balance sheet as at June 30, 2010 has been reconciled to IFRS as follows:

	June 30, 2010
	Canadian	Effect of	IFRS
	GAAP	transition to IFRS
Expressed in Canadian dollars	$	$	$
ASSETS
EXPLORATION AND EVALUATION ASSETS	17,760,015	(4,160,110)	13,599,905
ASSETS	17,760,015	(4,160,110)	13,599,905
LIABILITIES
DEFERRED TAX LIABILITY	3,108,374	(3,108,374)	-
LIABILITIES	3,108,374	(3,108,374)	-
EQUITY
CONTRIBUTED SURPLUS	14,221,009	-	14,221,009
DEFICIT	430,632	(1,051,736)	(621,104)
EQUITY	14,651,641	(1,051,736)	13,599,905
LIABILITIES AND EQUITY	17,760,015	(4,160,110)	13,599,905

12.	SUBSEQUENT EVENT

On August 3, 2011, NorthIsle Copper and Gold Inc. was incorporated under the Business Corporations Act of the Province of British Columbia.

NorthIsle Business

Financial Statements

December 31, 2010 and 2009

(Expressed in Canadian dollars)

August 18, 2011

Independent Auditor’s Report

To the Directors of Western Copper Corporation

We have audited the accompanying financial statements of NorthIsle Business, which comprise the balance sheets as at December 31, 2010 and December 31, 2009 and the statements of income, comprehensive income and retained earnings, and cash flows for the years ended December 31, 2010, 2009 and 2008, and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these financial statements present fairly, in all material respects, the financial position of the NorthIsle Business as at December 31, 2010 and December 31, 2009 and the results of its operations and its cash flows for the years ended December 31, 2010, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

Signed “PricewaterhouseCoopers LLP”

Chartered Accountants

PricewaterhouseCoopers LLP Chartered Accountants
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

NorthIsle Business
Balance Sheets

		December 31, 2010	December 31, 2009
Expressed in Canadian dollars	Note	$	$
ASSETS
Mineral Properties	5	17,786,116	17,757,015
ASSETS		17,786,116	17,757,015
LIABILITIES
Future Income Tax Liability	8	3,108,374	3,108,374
LIABILITIES		3,108,374	3,108,374
EQUITY
Contributed Surplus	6	14,247,110	14,218,009
Retained Earnings	-	430,632	430,632
EQUITY		14,677,742	14,648,641
LIABILITIES AND EQUITY		17,786,116	17,757,015
Subsequent Event	10

Approved by the Board of Directors

“Robert J. Gayton”	Director	“F. Dale Corman”	Director

The accompanying notes are an integral part of these financial statements	- 3 -

NorthIsle Business
Statements of Income, Comprehensive Income, and Retained Earnings

For the year ended December 31,	2010	2009	2008
Expressed in Canadian dollars	$	$	$

ADMINISTRATIVE EXPENSES
Accounting and Legal	-	-	4,000
Filing and Regulatory Fees	-	-	781
Office and Administration	-	-	19,211
Shareholder Communication	-	-	3,545

LOSS BEFORE TAX	-	-	(27,537)

Future Income Tax Recovery	-	387,540	134,439

NET INCOME AND COMPREHENSIVE INCOME	-	387,540	106,902

RETAINED EARNINGS (DEFICIT), Beginning of the year	430,632	43,092	(63,810)

RETAINED EARNINGS, End of the year	430,632	430,632	43,092

The accompanying notes are an integral part of these financial statements	- 4 -

NorthIsle Business
Statements of Cash Flows

For the year ended December 31,	2010	2009	2008
Expressed in Canadian dollars	$	$	$
Cash flows provided by (used in)
OPERATING ACTIVITIES
Net Income and Comprehensive Income	-	387,540	106,902
Items not affecting cash:
Future Income Tax Recovery	-	(387,540)	(134,439)
	-	-	(27,537)
INVESTING ACTIVITIES
Mineral Property Recoveries (Expenditures)	(29,101)	331,310	(98,315)
FINANCING ACTIVITIES
Contributions Provided by (Returned to) Western Copper	29,101	(331,310)	125,852
Change in Cash	-	-	-
Cash – Beginning of the year	-	-	-
Cash – End of the year	-	-	-

The accompanying notes are an integral part of these financial statements	- 5 -

NorthIsle Business
Notes to the Financial Statements
December 31, 2010 and 2009

1.	ARRANGEMENT AND TRANSFER OF ASSETS

On August 18, 2011, Western Copper Corporation (“Western Copper”) entered into an arrangement agreement (the “Agreement”) with Copper North and NorthIsle Copper and Gold Inc. (“NorthIsle”), wholly-owned subsidiaries newly formed for the purposes of the Arrangement. The Agreement sets out the terms of the statutory plan of arrangement (the "Arrangement") which will have the result of dividing Western Copper’s present assets between three separate companies.

Following completion of the Arrangement:

  Copper North will hold 100% interest in the Carmacks Copper Project, 100% interest in the Redstone Project, and $2 million in cash;

  NorthIsle will hold 100% interest in the Island Copper property and $2.5 million in cash; and

  Western Copper will change its name to Western Copper and Gold Corp. (“Western Gold”) and will continue to holds its 100% interest in the Casino Project, the remaining working capital, and certain property and equipment.

Western Copper will transfer assets, as described above, to each subsidiary in consideration for common shares of the respective subsidiary. Western Copper will then distribute those shares to its shareholders. Shareholders of Western Copper as at the effective date of the Arrangement (the “Effective Date”) will be entitled to receive, for each common share of Western Copper held as at such date:

  one common share of Western Gold;

  0.5 of a common share of Copper North; and

  0.5 of a common share of NorthIsle.

Upon closing of the Arrangement, Copper North and NorthIsle will be owned exclusively by existing Western Copper Shareholders.

Holders of outstanding Western Copper warrants (“Warrants”) after the Effective Date will be entitled to receive, upon exercise of each such Warrant at the same original exercise price and in accordance with the terms of such Warrant one common share of Western Gold, 0.5 of a common share of Copper North, and 0.5 of a common share of NorthIsle; all in lieu of the one Western Copper common share that was issuable upon exercise of such Warrant immediately prior to the Effective Date.

Each Western Copper stock option outstanding on the Effective Date (“Old Option”) will be exchanged for one Western Gold stock option (“New Option”), 0.5 of a Copper North stock option, and 0.5 of a NorthIsle stock option. The exercise price of a New Option will equal that of an Old Option less the exercise price allocated to the Copper North and NorthIsle stock options. Other than the exercise price, the New Options will have the same terms as the Old Options. The stock options granted by Copper North and NorthIsle will vest immediately. The expiry dates will remain the same as the Old Options unless the stock option holder is not eligible to be a participant in the new company’s stock option plan; in which case the stock options will expire at the end of one year.

The Arrangement is subject to, among other things, shareholder approval, approval of the TSX Venture Exchange and the Supreme Court of British Columbia.

NorthIsle Business
Notes to the Financial Statements
December 31, 2010 and 2009

2.	BASIS OF PRESENTATION

These financial statements reflect the financial position, results of operations and cash flows of NorthIsle Business (the “Business”), as if it had been a separate entity from inception.

The statements of loss and comprehensive loss for the years ended December 31, 2010, 2009, and 2008 reflect an allocation of Western Copper’s administrative (“G&A”) expenses incurred in each of these periods. The allocation of G&A expenses is calculated based on the ratio of mineral property expenditures, excluding cost recoveries, future income tax, and write-downs, attributable to the Business as compared to the total mineral property expenditures, excluding cost recoveries, future income tax, and write-downs, incurred by Western Copper in each of these periods. The future income tax recoveries represent the amount of future income tax recovery recorded by Western Copper that relates to the Business’ mineral property. The financial statements have been presented under the continuity of interest basis of accounting with balance sheet amounts based on the amounts recorded by Western Copper. Management cautions readers of these financial statements that the allocation of expenses may not necessarily reflect the amount or nature of G&A expenses that the Business would have incurred in the afore-mentioned periods or will incur in the future.

3.	NATURE OF OPERATIONS

NorthIsle Business is an exploration stage business that is directly engaged in exploration and development of mineral properties in Canada.

The recoverability of the amounts shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves and the Business’ ability to secure and maintain title and beneficial interest in the properties, to obtain the necessary financing to continue the exploration and future development of the properties, or to realize the carrying amount through a sale or partial disposal.

4.	ACCOUNTING POLICIES

a.	Significant accounting policies

The Business’ financial statements are prepared in accordance with accounting principles generally accepted in Canada.

	i)	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes. Significant areas where management’s judgment is applied include the assessment of impairment to the carrying value of mineral properties, the determination of the likelihood that future income tax benefits can be realized, the assumptions used to calculate the fair value of warrants and stock options, amounts and likelihood of contingent liabilities, and the cost allocation methodologies used to determine results of operations. Actual results could differ from the estimates by a material amount.

NorthIsle Business
Notes to the Financial Statements
December 31, 2010 and 2009

ii)	Mineral properties

Direct costs related to the acquisition, exploration, and development of mineral properties owned or controlled by the Business are deferred on an individual property basis until the viability of a property is determined or until the property is sold, abandoned, placed into production or determined to be impaired. Administration costs and general exploration costs are expensed as incurred. If a property is placed into commercial production, deferred costs will be amortized using the unit-of production method based on proven and probable reserves. The carrying amount for mineral properties represents costs net of write-downs to date and does not necessarily reflect present or future values. Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

Cost recoveries, including tax credits and funds received as part of government assistance programs, are recognized as a reduction in the carrying value of the related asset when the money is more likely than not to be received. If the applicable property has been written-off, the amount received is recorded as a credit to the statement of loss in the year in which the payment is more likely than not to be received.

Although the Business has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee valid title. Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

iii)	Impairment of long-lived assets

The Business reviews the carrying value of mineral properties when there are events or changes in circumstances that may indicate impairment. Where estimates of future cash flows are available, an impairment charge is recorded if the undiscounted future net cash flows expected to be earned from the property are less than the carrying amount. Reductions in the carrying value of properties are recorded to the extent the net book value of the property exceeds management’s estimate of fair values.

Fair value is determined with reference to discounted estimated future cash flow analysis or on recent transactions involving dispositions of similar properties.

The estimated cash flows used to assess recoverability of certain of the Business’ mineral property carrying values are developed using management’s projections for long-term average copper, gold and molybdenum prices, recoverable reserves, operating costs, capital expenditures, reclamation costs, and applicable foreign currency exchange rates. Management makes estimates relating to current and future market conditions. There are inherent uncertainties related to these factors and management’s judgment when using them to assess mineral property recoverability.

The Business believes that the estimates applied in the impairment assessment are reasonable; however such estimates are subject to significant uncertainties and judgments. Although management has made its best estimate of these factors based on current conditions, it is possible that the underlying assumptions can change significantly and impairment charges may be required in future periods. Such charges could be material.

NorthIsle Business
Notes to the Financial Statements
December 31, 2010 and 2009

iv)	Income taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws that are expected to apply when the temporary differences are likely to reverse. When the future realization of income tax assets does not meet the test of being more likely than not to be realized, a valuation allowance in the amount of the potential future benefit is recorded and no net income tax asset is recognized.

v)	Stock-based compensation

The Business uses the fair value method of accounting for the cost of stock-based compensation granted to employees, directors, and others. The fair value of stock-based compensation awards is determined at the time of grant using the Black-Scholes option pricing model.

The costs are charged to the statement of loss or, if appropriate, are capitalized to mineral properties over the stock option vesting period with a corresponding increase to contributed surplus. The Business’ allocation of stock-based compensation is consistent with its treatment of other types of compensation for each recipient.

Option pricing models require the input of highly subjective assumptions including the expected price volatility and expected life. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the stock options granted by the Business.

vi)	Contributed Surplus

Contributions from Western Copper are presented as Contributed Surplus in the equity section of the balance sheet. The Business does not have any share capital and as a result, there is no applicable share related disclosure.

b.	Change in accounting policies

The Business elected to adopt the following standards effective January 1, 2010 so that its accounting policies are more closely aligned with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2010.

	i)	Business combinations

Section 1582, Business Combinations, replaces Section 1581, Business Combinations and establishes standards for the accounting for business combinations. It provides the Canadian equivalent to International Financial Reporting Standard IFRS 3, Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period after adoption.

NorthIsle Business
Notes to the Financial Statements
December 31, 2010 and 2009

ii)	Consolidated financial statements and non-controlling interests

Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27, Consolidated and Separate Financial Statements. The adoption of this standard had no effect on the Business’ financial statements.

5.	MINERAL PROPERTIES

Expressed in Canadian dollars	$
DECEMBER 31, 2008	18,088,325
Recovery	(331,310)
DECEMBER 31, 2009	17,757,015
Exploration	29,101
DECEMBER 31, 2010	17,786,116

Island Copper (100% - British Columbia, Canada)

The Island Copper property consists of three blocks of mineral claims located on northern Vancouver Island. The mineral claim blocks are referred to as the Hushamu claims, the Apple Bay claims, and the Rupert Block.

Should a production decision be made on the Hushamu claims, Western Copper is required to make a cash payment of $1 million to an unrelated third party within 60 days of the production decision. These mineral claims are also subject to a 10% net profits interest.

Should a production decision be made on the Apple Bay claims, Western Copper is required to pay $800,000 in cash or in Western Copper stock to Electra Gold Ltd. (“Electra”). The payment method is at the election of Western Copper. Electra maintains the right to explore the Apple Bay claims for non-metallic minerals.

The Island Copper property had been under option since 2008. On July 15, 2010, Kobex Minerals Inc. terminated its rights to earn-in on the property.

In 2009, the Business received $331,310 from a mineral exploration tax credit relating to exploration expenditures incurred in 2007.

NorthIsle Business
Notes to the Financial Statements
December 31, 2010 and 2009

6.	CONTRIBUTED SURPLUS

Funding provided by Western Copper and the fair value of stock-based compensation related to the Business’ activities is reflected as contributed surplus.

Expressed in Canadian dollars	$
DECEMBER 31, 2008	14,549,319
Funding returned to Western Copper	(331,310)
DECEMBER 31, 2009	14,218,009
Funding provided by Western Copper	29,101
DECEMBER 31, 2010	14,247,110

7.	SEGMENTED INFORMATION

The Business’ operations are primarily directed towards the acquisition, exploration, and future development of resource properties in Canada.

8.	INCOME TAXES

As at June 30, 2011, the Business does not have legal form. The future income tax liability is calculated using the difference between the carrying amount of the Business’ mineral property and Western Copper’s tax basis for the mineral property.

The future income tax recoveries result from tax restructuring and changes to income tax rates.

G&A expenses presented on the statement of loss and comprehensive loss represent an allocation of Western Copper’s G&A expenses and do not represent tax deductible expenses to the Business.

9.	CAPITAL MANAGEMENT

In the management of capital, the Business includes contributions from Western Copper and deficit. It is the Business’ objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop its project.

The annual expenditure budget and subsequent updates require approval by the Board of Directors.

There was no change in the Business’ approach to capital management during the years presented. As at December 31, 2010, and December 31, 2009, the Business had no debt. The Business does not pay dividends and it is not subject to externally imposed capital requirements.

10.	SUBSEQUENT EVENT

On August 3, 2011, NorthIsle Copper and Gold Inc. was incorporated under the Business Corporations Act of the Province of British Columbia.

SCHEDULE "E" TO THE INFORMATION CIRCULAR
OF WESTERN COPPER CORPORATION

PLAN OF ARRANGEMENT

PURSUANT TO THE AMENDED AND RESTATED ARRANGEMENT AGREEMENT DATED AS OF
AUGUST 30, 2011 AMONG WESTERN COPPER CORPORATION,
NORTHISLE COPPER AND GOLD INC., COPPER NORTH MINING CORP.
AND OTHERS

PLAN OF ARRANGEMENT UNDER SECTION 288
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1- INTERPRETATION

1.01	Definitions

In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith:

“Act” means Business Corporations Act, S.B.C. 2004, c. 57, as amended;

“Aggregate Value” means the sum of: (a) the fair market value of a Western Amalco Class A Share determined in accordance with Section 3.01(t)(i)(B); (b) the product of 0.5 and the fair market value of a Copper North Share determined in accordance with Section 3.01(t)(ii)(B); and (c) the product of 0.5 and the fair market value of a NorthIsle Share determined in accordance with Section 3.01(t)(iii)(B);

“Agreement” means the Arrangement Agreement, to which this Exhibit is attached, including the other Exhibits and the Appendices hereto as the same may be supplemented or amended from time to time;

“Amalco” has the meaning assigned by Section 3.01(c);

“Amalco Shares” means the common shares without par value of Amalco;

“Amalco2” has the meaning assigned by Section 3.01(f);

“Amalco2 Shares” means the common shares without par value of Amalco2;

“Arrangement” means an arrangement under the provisions of Section 288 of the Act, on the terms and conditions set forth in this Plan of Arrangement;

“Arrangement Agreement” means the Arrangement Agreement to which this Exhibit I is attached, including the Exhibits thereto as the same may be supplemented or amended from time to time;

“Carmacks” means Carmacks Copper Ltd., a company existing under the laws of the Province of British Columbia;

“Carmacks Mining” means Carmacks Mining Corp., a company existing under the laws of the Province of British Columbia;

“Carmacks Mining Shares” means the common shares without par value of Carmacks Mining;

“Carmacks Property” means mineral claims, leases or other mineral property interests and assets known as the Carmacks project located in the Yukon Territory currently held by Carmacks;

“Carmacks Shares” means the common shares without par value of Carmacks;

“Casino Mining” means Casino Mining Corp., a company existing under the laws of the Province of British Columbia;

“Casino Mining Shares” means the common shares without par value of Casino Mining;

“Casino Property” means mineral claims, leases or other mineral property interests and assets known as the Casino project located in the Yukon Territory currently held by CRS;

“Copper North” means Copper North Mining Corp., a company existing under the laws of the Province of British Columbia;

“Copper North Incorporator’s Share” means the one Copper North Share held by Western Copper in connection with the incorporation of Copper North;

“Copper North Shares” means the common shares without par value of Copper North;

“Copper North Stock Option In-The-Money Amount” in respect of a Western Copper Stock Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Copper North Shares that a holder is entitled to acquire on exercise of a Copper North Stock Option at and from the Effective Time exceeds the amount payable to acquire such shares;

“Copper North Stock Options” means the stock options of Copper North for the purchase of Copper North Shares issued in exchange for Western Copper Stock Options pursuant to Section 3.01 and under Copper North's stock option plan;

“Court” means the Supreme Court of British Columbia;

“CRS” means CRS Copper Resources Corp., a company existing under the laws of the Province of British Columbia;

“CRS Shares” means the common shares without par value of CRS;

“Depositary” means Computershare Investor Services Inc., located at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9;

“Effective Date” means the effective date set forth on the final notice of alteration of Western Copper that is filed with the British Columbia Registrar of Companies in connection with the Arrangement;

“Effective Time” means 12:01 a.m. on the Effective Date, unless otherwise set forth on the final notice of alteration of Western Copper that is filed with the British Columbia Register of Companies in connection with the amendment to the authorized share structure of Western Copper under Section 3.01;

“Final Order” means the final order of the Court approving the Arrangement;

“Information Circular” means the information circular to be sent to Shareholders of Western Copper in connection with the Meeting;

“Interim Order” means the order of the Court pursuant to the application therefor contemplated by paragraph 2.2(f) of the Arrangement Agreement;

“Lurprop” means Lurprop Holdings Ltd., a company existing under the laws of the Province of British Columbia;

“Lurprop Shares” means the common shares without par value of Lurprop;

“Meeting” means the special meeting of Western Copper Shareholders to be held at 11:00 a.m. (Vancouver time) on September 21, 2011 and any adjournment or postponement thereof;

“Moraga” means Moraga Resources Ltd., a company existing under the laws of the Province of British Columbia;

“Moraga Shares” means the common shares without par value of Moraga;

“New Western Amalco Stock Option” has the meaning assigned in Section 3.01(t);

“New Western Amalco Stock Option In-The-Money Amount” in respect of a Western Copper Stock Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Western Amalco Class A Shares that a holder is entitled to acquire on exercise of a New Western Amalco Stock Option at and from the Effective Time exceeds the amount payable to acquire such shares;

“North Island Mining” means North Island Mining Corp., a company existing under the laws of the Province of British Columbia;

“North Island Mining Shares” means the common shares without par value of North Island Mining;

“NorthIsle” means NorthIsle Copper and Gold Inc., a company existing under the laws of the Province of

British Columbia;

“NorthIsle Property” means mineral claims, leases or other mineral property interests and assets known as the Island Copper project located on Vancouver Island, British Columbia currently held by Moraga;

“NorthIsle Incorporator’s Share” means the one NorthIsle Share held by Western Copper in connection with the incorporation of NorthIsle;

“NorthIsle Shares” means the common shares without par value of NorthIsle;

“NorthIsle Stock Option In-The-Money Amount” in respect of a Western Copper Stock Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the NorthIsle Shares that a holder is entitled to acquire on exercise of a NorthIsle Stock Option at and from the Effective Time exceeds the amount payable to acquire such shares

“NorthIsle Stock Options” means the stock options of NorthIsle for the purchase of NorthIsle Shares issued in exchange for Western Copper Stock Options pursuant to Section 3.01 and under NorthIsle's stock option plan;

“Notice of Exercise” has the meaning assigned by Section 5.04(b);

“Old Western Copper Stock Option In-The-Money Amount” in respect of a Western Copper Stock Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Western Copper Shares that a holder is entitled to acquire on exercise of a Western Copper Stock Option immediately before the Effective Time exceeds the amount payable to acquire such shares;

“Plan of Arrangement” means this plan of arrangement and any amendment or variation hereto made in accordance with Section 7.0 of the Arrangement Agreement;

“Redbed” means Redbed Resources Corp., a company existing under the laws of the Province of British Columbia;

“Redbed Shares” means the common shares without par value of Redbed;

“Redstone Property” means mineral claims, leases or other mineral property interests and assets known as the Redstone project located in the Northwest Territories currently held by CRS;

“Shareholder” or “holder of shares” means a registered or beneficial holder of Western Copper Shares;

“Tax Act” means the Income Tax Act (Canada);

“TSX” means the Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange;

“U.S. Tax Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Western Amalco” has the meaning assigned in Section 3.01(j);

“Western Amalco Class A Shares” means Class A common shares without par value of Western Amalco, which are to be created in accordance with this Plan of Arrangement which will have the same rights and restrictions as the Western Copper Shares immediately prior to the Effective Date;

“Western Amalco Class A Voting Par Value Shares” means the Class A voting shares, each with a par value of $0.00001, of Western Amalco, which will have the same rights and restrictions as the Western Copper Class A Voting Par Value Shares immediately prior to the Effective Date;

“Western Amalco Class B Shares” means the Western Amalco Shares, once they have been redesignated as

Class B common shares, which will have the same rights and restrictions as the Western Copper Shares immediately prior to the Effective Date in addition to the right to provide any holder of Western Amalco Shares owning more than 80% of the issued and outstanding Western Amalco Shares with the right to requisition the directors of Western Amalco to call a meeting of the holders of Western Amalco Shares for the purposes stated in the requisition and should the directors of Western Amalco not call such meeting within two days after receiving such requisition a shareholder who made such requisition may call a meeting in the manner in which such meeting may be called under the Act and the articles of Western Amalco;

“Western Amalco Common Shares” means the Western Amalco Class A Shares, once they have been altered by changing their identifying name to “Common Shares” in accordance with Section 3.01(x);

“Western Amalco Shares” means the common shares without par value of Western Amalco, which will have the same rights and restrictions as the Western Copper Shares immediately prior to the Effective Date;

“Western Copper” means Western Copper Corporation, a company existing under the laws of the Province of British Columbia;

“Western Copper Class A Voting Par Value Shares” means the Class A voting shares, each with a par value of $0.00001, of Western Copper;

“Western Copper Shares” means the common shares without par value of Western Copper;

“Western Copper Stock Options” means the stock options of Western Copper for the purchase of Western Copper Shares issued under Western Copper's stock option plan;

“Western Copper Warrant Certificates” means the certificates representing the Western Copper Warrants;

“Western Copper Warrant Indenture” means warrant indenture between Western Copper and the Depositary as the Warrant Agent dated December 22, 2010 governing the terms of certain of the Western Copper Warrants; and

“Western Copper Warrants” means the issued and outstanding share purchase warrants of Western Copper for the purchase of Western Copper Shares.

1.02	Headings

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

The terms “this Plan of Arrangement”, “hereof” and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular Article or Section hereof and include any agreement or instrument supplemental therewith, references herein to Articles and Sections are to Articles and Sections of this Plan of Arrangement.

1.03	Number

In this Plan of Arrangement, unless something in the context is inconsistent therewith, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa, words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa and words importing shareholders shall include members.

ARTICLE 2 – GOVERNING AGREEMENT

2.01	Arrangement Agreement

This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

ARTICLE 3 – ARRANGEMENT

3.01	The Arrangement

On the Effective Date, the following shall occur and be deemed to occur in the following order without any further act or formality:

(a)

each issued Western Copper Share held by a dissenting Shareholder (for greater certainty, being a Western Copper Shareholder who has duly complied with the procedures set out in Article 4 and is ultimately entitled to be paid for their dissenting shares) is acquired by Western Copper in consideration for Western Copper agreeing to pay the amount to be paid as determined in accordance with Article 4 of this Plan of Arrangement in respect of the dissenting shares;

(b)	the stated capital in respect of the Moraga Shares shall be reduced to $1.00 without any repayment of capital in respect thereof;

(c)	CRS and Moraga shall amalgamate to form one corporate entity (“Amalco”) under the provisions of section 273 of the Act;

(d)	from and after the Effective Date, at the time of the step contemplated in Section 3.01(c):

(i)

Amalco will own and hold all of the property of CRS and Moraga and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by such amalgamation, and all liabilities and obligations of CRS and Moraga, whether arising by contract or otherwise, may be enforced against Amalco to the same extent as if such liabilities and obligations had been incurred or contracted by it;

	(ii)	Amalco will be liable for all of the liabilities and obligations of CRS and Moraga;

(iii)

all rights, contracts, permits and interests of CRS and Moraga will be rights, contracts, permits and interests of Amalco as if CRS and Moraga continued and, for greater certainty, the amalgamation will not constitute a transfer or assignment of the rights or obligations of either of CRS or Moraga under any such rights, contracts, permits and interests;

	(iv)	any existing cause of action, claim or liability to prosecution will be unaffected;

	(v)	any civil, criminal or administrative action or proceeding pending by or against either CRS or Moraga will be continued by or against Amalco;

	(vi)	a conviction against, or ruling, order or judgment in favour of or against either CRS or Moraga may be enforced by or against Amalco;

(vii)

Amalco will refrain from issuing any securities in connection with the amalgamation, the CRS Shares outstanding immediately prior to the amalgamation will become Amalco Shares on the amalgamation, and all of the issued and outstanding Moraga Shares will be cancelled without any repayment of capital in respect thereof;

	(viii)	the name of Amalco shall be “CRS Copper Resources Corp.” and its registered office shall be located at 10th Floor, 595 Howe Street, Vancouver, B.C. V6C 2T5;

	(ix)	Amalco shall have as its notice of articles and articles the notice of articles and articles of CRS;

(x)

the stated capital of the Amalco Shares will be an amount equal to the paid up capital, as that term is defined in the Tax Act, attributable to the common shares of CRS immediately prior to the amalgamation;

(e)	the stated capital in respect of the Amalco Shares shall be reduced to $1.00 without any repayment of capital in respect thereof;

(f)	Lurprop and Amalco shall amalgamate to form one corporate entity (“Amalco2”) under the provisions of section 273 of the Act;

(g)	from and after the Effective Date, at the time of the step contemplated in Section 3.01(f):

(i)

Amalco2 will own and hold all of the property of Lurprop and Amalco and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by such amalgamation, and all liabilities and obligations of Lurprop and Amalco, whether arising by contract or otherwise, may be enforced against Amalco to the same extent as if such liabilities and obligations had been incurred or contracted by it;

	(ii)	Amalco2 will be liable for all of the liabilities and obligations of Lurprop and Amalco;

(iii)

all rights, contracts, permits and interests of Lurprop and Amalco will be rights, contracts, permits and interests of Amalco2 as if Lurprop and Amalco continued and, for greater certainty, the amalgamation will not constitute a transfer or assignment of the rights or obligations of either of Lurprop or Amalco under any such rights, contracts, permits and interests;

	(iv)	any existing cause of action, claim or liability to prosecution will be unaffected;

	(v)	any civil, criminal or administrative action or proceeding pending by or against either Lurprop or Amalco will be continued by or against Amalco2;

	(vi)	a conviction against, or ruling, order or judgment in favour of or against either Lurprop or Amalco may be enforced by or against Amalco2;

(vii)

Amalco2 will refrain from issuing any securities in connection with the amalgamation, the Lurprop Shares outstanding immediately prior to the amalgamation will become Amalco2 Shares on the amalgamation, and all of the issued and outstanding Amalco Shares will be cancelled without any repayment of capital in respect thereof;

	(viii)	the name of Amalco2 shall be “Lurprop Holdings Inc.” and its registered office shall be located at 10th Floor, 595 Howe Street, Vancouver, B.C. V6C 2T5;

	(ix)	Amalco2 shall have as its notice of articles and articles the notice of articles and articles of Lurprop; and

(x)

the stated capital of the Amalco2 Shares will be an amount equal to the paid up capital, as that term is defined in the Tax Act, attributable to the common shares of Lurprop immediately prior to the amalgamation;

(h)	the stated capital in respect of the Amalco2 Shares shall be reduced to $1.00 without any repayment of capital in respect thereof;

(i)	the stated capital in respect of the Carmacks Shares shall be reduced to $1.00 without any repayment of capital in respect thereof;

(j)	Carmacks, Amalco2 and Western Copper shall amalgamate to form one corporate entity (“Western Amalco”) under the provisions of section 273 of the Act;

(k)	from and after the Effective Date, at the time of the step contemplated in Section 3.01(j):

(i)

Western Amalco will own and hold all of the property of Carmacks, Amalco2 and Western and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by such amalgamation, and all liabilities and obligations of Carmacks, Amalco2 and Western, whether arising by contract or otherwise, may be enforced against Western Amalco to the same extent as if such liabilities and obligations had been incurred or contracted by it;

	(ii)	Western Amalco will be liable for all of the liabilities and obligations of Carmacks, Amalco2 and Western Copper;

(iii)

all rights, contracts, permits and interests of Carmacks, Amalco2 and Western Copperwill be rights, contracts, permits and interests of Western Amalco as if Carmacks, Amalco2 and Western Copper continued and, for greater certainty, the amalgamation will not constitute a transfer or assignment of the rights or obligations of any of Carmacks, Amalco2 and Western Copper under any such rights, contracts, permits and interests;

	(iv)	any existing cause of action, claim or liability to prosecution will be unaffected;

	(v)	any civil, criminal or administrative action or proceeding pending by or against either Carmacks, Amalco2 and Western Copper will be continued by or against Western Amalco;

	(vi)	a conviction against, or ruling, order or judgment in favour of or against Carmacks, Amalco2 and Western Copper may be enforced by or against Western Amalco;

(vii)

Western Amalco will refrain from issuing any securities in connection with the amalgamation, the Western Copper Shares outstanding immediately prior to the amalgamation will become Western Amalco Shares on the amalgamation, and all of the issued and outstanding Amalco2 Shares and Carmacks Shares will be cancelled without any repayment of capital in respect thereof;

	(viii)	the name of Western Amalco shall be “Western Copper Corporation” and its registered office shall be located at 10th Floor, 595 Howe Street, Vancouver, B.C. V6C 2T5;

	(ix)	Western Amalco shall have as its notice of articles and articles the notice of articles and articles of Western Copper; and

(x)

the stated capital of the Western Amalco Shares will be an amount equal to the paid-up capital, as that term is defined in the Tax Act, attributable to the Western Copper Shares immediately prior to the amalgamation;

(l)

the name of Western Amalco shall be changed from “Western Copper Corporation” to “Western Copper and Gold Corporation” and the Notice of Articles and the Articles of Western Amalco are amended accordingly;

(m)

Copper North shall purchase the Carmacks Property, the Redstone Property and $2 million cash from Western Amalco in consideration for the issuance of that number of Copper North Shares that is equal to the product of 0.5 and the number of issued and outstanding Western Amalco Shares immediately after step 3.01(k). The stated capital of the Copper North Shares shall be increased by an amount equal to the sum of $2 million and the aggregate fair market value of the Carmacks Property and the Redstone Property;

(n)

Carmacks Mining shall purchase the Carmacks Property from Copper North in consideration for the issuance of 100 Carmacks Mining Shares. The stated capital of the Carmacks Mining Shares shall be increased by an amount equal to the fair market value of the Carmacks Property;

(o)

Redbed shall purchase the Redstone Property from Copper North in consideration for the issuance of 100 Redbed Shares. The stated capital of the Redbed Shares shall be increased by an amount equal to the fair market value of the Redstone Property;

(p)

NorthIsle shall purchase the NorthIsle Property and $2.5 million cash from Western Amalco in consideration for the issuance of that number of NorthIsle shares that is equal to the product of 0.5 and the number of issued and outstanding Western Amalco Shares immediately after step 3.01(k). The stated capital of the NorthIsle Shares shall be increased by an amount equal to the sum of $2.5 million and the fair market value of the NorthIsle Property;

(q)

North Island Mining shall purchase the NorthIsle Property from NorthIsle in consideration for the issuance of 100 North Island Mining Shares. The stated capital of the North Island Mining Shares shall be increased by an amount equal to the fair market value of the NorthIsle Property;

(r)

Casino Mining shall purchase the Casino Property from Western Amalco in consideration for the issuance of 100 Casino Mining Shares. The stated capital of the Casino Mining Shares shall be increased by an amount equal to the fair market value of the Casino Property;

(s)	the authorized capital of Western Amalco is amended by:

(i)	the elimination of the Western Amalco Class A Voting Par Value Shares from the authorized capital of Western Amalco;

(ii)	the creation of an unlimited number of Western Amalco Class A Shares; and

(iii)

redesignating the Western Amalco Shares as Western Amalco Class B Shares and amending the rights, privileges, restrictions and conditions of such shares to provide any holder of Western Amalco Class B Shares owning more than 80% of the issued and outstanding Western Amalco Class B Shares with the right to requisition the directors of Western Amalco to call a meeting of the holders of Western Amalco Class B Shares for the purposes stated in the requisition and should the directors of Western Amalco not call such meeting within two days after receiving such requisition a shareholder who made such requisition may call a meeting in the manner in which such meeting may be called under the Act and the articles of Western Amalco, and the Notice of Articles and the Articles of Western Amalco are amended accordingly;

(t)	each Western Copper Stock Option outstanding immediately before the Effective Date will be exchanged for:

	(i)	a stock option to be issued by Western Amalco (a “New Western Amalco Stock Option”) pursuant to which:

(A)

the holder of the New Western Amalco Stock Option will be entitled to acquire, upon exercise of the New Western Amalco Stock Option, that number of Western Amalco Class A Shares (to be redesignated as Western Amalco Common Shares pursuant to Section 3.01(y) of this Plan of Arrangement) that is equal to the number of Western Copper Shares that was issuable upon exercise of the Western Copper Stock Option immediately before the Effective Time; and

(B)

the exercise price per Western Amalco Class A Share will be equal to the product of: (1) the exercise price of the Western Copper Stock Option determined immediately before the Effective Time; and (2) the proportion that the fair market value of a Western Amalco Class A Share (which fair market value shall be determined based on the 5-day volume weighted average trading price of the Western Amalco Common Shares immediately following the date on which the Copper North Shares and NorthIsle Shares commence trading on the TSXV, or such other determination as may be acceptable to the TSX and TSXV) is of the Aggregate Value;

(ii)	a stock option to be issued by Copper North (a “Copper North Stock Option”) pursuant to which:

(A)

the holder of the Copper North Stock Option will be entitled to acquire, upon exercise of the Copper North Stock Option, that number of Copper North Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Western Copper Shares to which such holder was theretofore entitled upon exercise of the Western Copper Stock Option; and

(B)

the exercise price per Copper North Share will be equal to the product of: (1) the exercise price of the Western Copper Stock Option determined immediately before the Effective Time; and (2) the proportion that the fair market value of a Copper North Share (which fair market value shall be determined based on the 5-day volume weighted average trading price of the Copper North Shares immediately following the date on which the Copper North Shares and NorthIsle Shares commence trading on the TSXV, or such other determination as may be acceptable to the TSX and TSXV) is of the Aggregate Value; and

(iii)	a stock option to be issued by NorthIsle (a “NorthIsle Stock Option”) pursuant to which:

(A)

the holder of the NorthIsle Stock Option will be entitled to acquire, upon exercise of the NorthIsle Stock Option, that number of NorthIsle Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Western Copper Shares to which such holder was theretofore entitled upon exercise of the Western Copper Stock Option; and

(B)

the exercise price per NorthIsle Share will be equal to the product of: (1) the exercise price of the Western Copper Stock Option determined immediately before the Effective Time; and (2) the proportion that the fair market value of a NorthIsle Share (which fair market value shall be determined based on the 5-day volume weighted average trading price of the NorthIsle Shares immediately following the date on which the Copper North Shares and NorthIsle Shares commence trading on the TSXV, or such other determination as may be acceptable to the TSX and TSXV) is of the Aggregate Value.

It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of a Western Copper Stock Option for a New Western Amalco Stock Option, a Copper North Stock Option and a NorthIsle Stock Option. Therefore, in the event that the aggregate of the New Western Amalco Stock Option In-The Money Amount in respect of a Western Copper Stock Option, the Copper North Stock Option In-The Money Amount in respect of a Western Copper Stock Option and the NorthIsle Stock Option In-The Money Amount in respect of a Western Copper Stock Option exceeds the Old Western Copper Stock Option In-The Money Amount in respect of the Western Copper Stock Option, the number of Western Amalco Class A Shares which may be acquired on exercise of the New Western Amalco Stock Option, the number of Copper North Shares which may be acquired on exercise of the Copper North Stock Option and the number of NorthIsle Shares which may be acquired on exercise of the NorthIsle Stock Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the aggregate of the New Western Amalco Stock Option In- The Money Amount in respect of a Western Copper Stock Option, the Copper North Stock Option In- The Money Amount in respect of a Western Copper Stock Option and the NorthIsle Stock Option In- The Money Amount in respect of a Western Copper Stock Option does not exceed the Old Western Copper Stock Option-In The Money Amount in respect of the Western Copper Stock Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged.

Except as set out above and herein, the term to expiry, conditions to and manner of exercising, vesting schedule, the status under applicable laws, and all other terms and conditions of the New Western Amalco Stock Options, the Copper North Stock Options and the NorthIsle Stock Options will otherwise be unchanged from those contained in or otherwise applicable to the related Western Copper Stock Option (except that: (i) all Copper North Stock Options and NorthIsle Stock Options issued hereunder shall vest and become exercisable in full on the Effective Date; (ii) the holders will not be entitled, on exercise, to receive Copper North Shares or NorthIsle Shares, as the case may be, if such Copper North Options or NorthIsle Options, as the case may be, are exercised (A) more than one year following the Effective Date of the Arrangement in the event the holder is not eligible to participate in Copper North's or NorthIsle's, as the case may be, stock option plan following the Effective Date; or (B) more than 90 days (or 30 days if the holder was engaged in Investor Relations Activities, as such term is defined in the stock option plan of Copper North or NorthIsle, as the case may be) following the date on which such holder, following the completion of the Arrangement, ceases to be eligible to participate in Copper North's or NorthIsle's, as the case may be, stock option plan; and (iii) all Copper North Stock Options and NorthIsle Stock Options issued hereunder shall otherwise be governed by and subject to the terms of the Copper North's and NorthIsle's, as the case may be, stock option plan);

(u)

(i) in accordance with the terms of the Western Copper Warrant Indenture and/or the Western Copper Warrant Certificates, as the case may be, each holder of a Western Copper Warrant outstanding immediately prior to the Effective Time shall receive (and such holder shall accept) upon the exercise of such holder’s Western Copper Warrant, in lieu of each Western Copper Share to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefor, the number of Western Amalco Class A Shares, Copper North Shares and NorthIsle Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Western Copper Shares to which such holder was theretofore entitled upon exercise of the Western Copper Warrants; and (ii) such Western Copper Warrant shall continue to be governed by and be subject to the terms of the Western Copper Warrant Indenture and/or Western Copper Warrant Certificates, as the case may be;

(v)

each issued Western Amalco Class B Share will be exchanged with Western Amalco for one Western Amalco Class A Share, 0.5 Copper North Shares and 0.5 NorthIsle Shares and the certificates representing the outstanding Western Amalco Class B Shares shall thereafter represent Western Amalco Class A Shares;

(w)

the stated capital of Western Amalco for the outstanding Western Amalco Class A Shares will be an amount equal to the stated capital of Western for the Western Copper Shares immediately before the Effective Time less the sum of: (i) the fair market value of the Copper North Shares distributed to Western Copper Shareholders pursuant to Section 3.01(v) of this Plan of Arrangement; (ii) the fair market value of the NorthIsle Shares distributed to Western Copper Shareholders pursuant to Section 3.01(v) of this Plan of Arrangement; and (iii) the stated capital of Western for the Western Copper Shares acquired by Western from dissenting Shareholders pursuant to Section 3.01(a) of this Plan of Arrangement;

(x)	the Copper North Incorporator’s Share and the NorthIsle Incorporator’s Share will be cancelled without any repayment of capital in respect thereof; and

(y)

the Western Amalco Class B Shares will be eliminated from the authorized capital of Western Amalco and the Western Amalco Class A Shares are altered by changing their identifying name to “Common Shares”.

The board of directors of Western Copper may, in its absolute discretion, determine whether or not to proceed with the Arrangement without further approval, ratification or confirmation by the Shareholders.

ARTICLE 4 – RIGHTS OF DISSENT

4.01	Rights of Dissent

Holders of Western Copper Shares may exercise rights of dissent pursuant to and in the manner set forth in Sections 237 to 247 of the Act provided that the notice of dissent is given by 10:00 a.m. (Vancouver time) on the day which is two business days immediately preceding the date of the Western Copper Meeting or the day otherwise ordered by the Court and this Section 4.01 in connection with the Arrangement, and holders who duly exercise such rights of dissent and who:

(a)

are ultimately to be paid fair value for their Western Copper Shares by Western Copper and shall be deemed to have had their Western Copper Shares transferred to Western Copper for such value on the Effective Date; or

(b)

are ultimately not entitled to be paid fair value for any reason for their Western Copper Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting holder of Western Copper Shares and shall receive Western Amalco Common Shares, NorthIsle Shares and Copper North Shares on the basis determined in accordance with Subsection 3.01 hereof.

ARTICLE 5 – CERTIFICATES AND DOCUMENTATION

5.01	Entitlement to and Delivery of Certificates

As soon as practicable after the Effective Date, the Depositary will forward in accordance with Section 3.01 hereof, to each registered holder of record of Western Copper Shares who has not dissented to the Arrangement, a letter of transmittal containing instructions with respect to the deposit of certificates for Western Copper Shares with the Depositary for use in exchanging their Western Copper Share certificates for certificates representing:

(a)	Western Amalco Common Shares;

(b)	NorthIsle Shares; and

(c)	Copper North Shares,

to which they are entitled under the Arrangement. Upon return of a properly completed letter of transmittal, together with certificates formerly representing Western Copper Shares and such other documents as the Depositary may require, certificates for the appropriate number of Western Amalco Common Shares, NorthIsle Shares and Copper North Shares will be distributed.

5.02	Fractional Securities

No holder of Western Copper Shares shall receive fractional securities of Western Amalco, NorthIsle or Copper North and no cash will be paid in lieu thereof. Any fractions resulting will be rounded to the nearest whole number, with fractions of one-half or greater being rounded to the next higher whole number and fractions of less than one-half being rounded to the next lower whole number.

5.03	Withholding Rights

Western Copper, NorthIsle, Copper North and the Depositary shall be entitled to deduct and withhold from the consideration or other amounts payable to any Shareholder such amounts as Western Copper, NorthIsle, Copper North or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

5.04	Western Copper Warrants

(a)

After the Effective Time, and in accordance with the terms of the Western Copper Warrant Indenture and/or Western Copper Warrant Certificates, as applicable, each holder of a Western Copper Warrant shall receive upon the subsequent exercise of such holder’s Western Copper Warrant, in accordance with its terms, and shall accept in lieu of each Western Copper Share to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefor, the number of Western Amalco Common Shares, Copper North Shares and NorthIsle Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Western Copper Shares to which such holder was theretofore entitled upon exercise of the Western Copper Warrant.

(b)

Western Copper hereby covenants and agrees that, following the Effective Time, on each exercise of a Western Copper Warrant the terms of which require Copper North Shares and NorthIsle Shares to be issued, it will deliver to Copper North and NorthIsle a notice of exercise (“Notice of Exercise”) which shall specify the number of Copper North Shares and NorthIsle Shares to be issued to the holder exercising such Western Copper Warrant and which shall include the full amount of the payment described in section 5.04(d).

(c)

Each of Copper North and NorthIsle covenants and agrees that, in consideration for a portion of the exercise price receivable under section 5.04(d) and the receipt of property from Western Amalco under the Arrangement, it will issue and deliver, within three Business Days of receipt of a Notice of Exercise, the required number of issued Copper North Shares or NorthIsle Shares, as the case may be, to Western Amalco, which will, as agent for Copper North and NorthIsle, deliver the Copper North Shares and NorthIsle Shares to the person who has exercised the Western Copper Warrant. Western Amalco will not acquire ownership of or any other interest in such Copper North Shares or NorthIsle Shares and will receive same solely as agent for Copper North and NorthIsle for the purpose of delivering the Copper North Shares and NorthIsle Shares to the person who has exercised the Western Copper Warrant.

(d)

Western Copper, Copper North and NorthIsle have agreed and determined that the exercise price received by Western Amalco in respect of a Western Copper Warrant, the terms of which require Copper North Shares and NorthIsle Shares to be issued, shall be allocated as follows:

	(i)	13% of the exercise price to the Copper North Shares issued upon such exercise;

	(ii)	10% of the exercise price to the NorthIsle Shares issued upon such exercise; and

	(iii)	77% of the exercise price to the Western Amalco Common Shares issued upon such exercise.

Western Amalco will receive that portion of the exercise price in paragraph (i) above as Copper North’s agent for the purpose of delivering to Copper North payment for the Copper North Shares to be issued on exercise of a Western Copper Warrant and will receive that portion of the exercise price in paragraph (ii) above as NorthIsle’s agent for the purpose of delivering to NorthIsle payment for the NorthIsle Shares to be issued on exercise of a Western Copper Warrant.

(e)

The terms and conditions applicable to the Western Copper Warrants, immediately after the Effective Time, will otherwise remain unchanged from the terms and conditions of the Western Copper Warrants as they exist immediately before the Effective Time.

ARTICLE 6 – AMENDMENT

6.01	Amendment

This Plan of Arrangement may, at any time and from time to time before the Effective Date, be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective shareholders. Without limiting the generality of the foregoing, any such amendment may:

(a)	change the time for performance of any of the obligations or acts of the parties hereto;

(b)	waive any inaccuracies or modify any representation contained herein or any document to be delivered pursuant hereto;

(c)	change non-material terms;

(d)	waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties hereto; and

(e)

amend the terms of Section 3.01 hereof and the sequence of transactions described in the Plan of Arrangement provided that any amendment thereof in any material respect shall subject to any required approval of the shareholders of Western Copper, given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

(b)	waive any inaccuracies or modify any representation contained herein or any document to be delivered pursuant hereto;

(c)	change non-material terms;

(d)	waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties hereto; and

(e)

amend the terms of Section 3.01 hereof and the sequence of transactions described in the Plan of Arrangement provided that any amendment thereof in any material respect shall subject to any required approval of the shareholders of Western Copper, given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

SCHEDULE "F" TO THE INFORMATION CIRCULAR
OF WESTERN COPPER CORPORATION

INTERIM ORDER

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

AUG 2 2 2011

ENTERED

No. S-115582
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

AND

INTERIM ORDER

BEFORE	)	MONDAY, THE 22ND DAY OF
	)	
MASTER BAKER	)	AUGUST, 2011

THIS PETITION coming on for hearing without notice at Vancouver, British Columbia, on this day; AND ON HEARING Alastair Wade, counsel for the Petitioners, AND UPON READING the Petition, the Affidavit of Julien François sworn August 19, 2011 (the "**François Affidavit**") and the Affidavit of Robert Gayton sworn August 19, 2011;

THIS COURT ORDERS that:

1. The Petitioner, Western Copper Corporation ("**Western Copper**"), be permitted to convene, hold and conduct a special meeting (the "**Meeting**") of the holders (the "**Western Copper Shareholders**") of common shares of the Western Copper (the "**Western Copper Shares**") to *inter alia*:

    (a) consider and, if deemed advisable, pass with or without variation, a special resolution (the "**Arrangement Resolution**") authorizing, approving and adopting, with or without amendment, an arrangement (the "**Arrangement**") and the plan of arrangement implementing the Arrangement (the "**Plan of Arrangement**") substantially in the form included as Schedule "E" to the management information circular of Western Copper (the "**Circular**") which is attached as Exhibit "A" to the François Affidavit, involving Western Copper, the securityholders of Western Copper, Copper North Mining Corp. ("**Copper North**") and NorthIsle Copper and Gold Inc. ("**NorthIsle**");

    (b) consider and, if deemed advisable, pass with or without variation, an ordinary resolution approving the implementation of a stock option plan for Copper North;

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(c) consider and, if deemed advisable, pass with or without variation, an ordinary resolution approving the implementation of a stock option plan for NorthIsle; and

(d) transact such other business as may properly come before the Meeting or any adjournment thereof.

2. The Meeting shall be called, held and conducted on September 21, 2011, in accordance with the provisions of the *Business Corporations Act*, S.B.C. 2002, c. 57 (the "**BCBCA**"), as amended, the notice of articles and articles of Western Copper and applicable securities laws, or such other date as may be permitted under the Arrangement Agreement, and subject to the terms of this Interim Order and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order, and to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating or governing or collateral to the Western Copper Shares or to which such shares are collateral, or the articles of the Western Copper, this Interim Order shall govern.

3. The sole shareholder of Copper North be authorized to approve the Arrangement by a written resolution and such written resolution shall be deemed to be a meeting convened in accordance with an order of the Court under section 294(2)(b) of the BCBCA.

4. The sole shareholder of NorthIsle be authorized to approve the Arrangement by a written resolution and such written resolution shall be deemed to be a meeting convened in accordance with an order of the Court under section 294(2)(b) of the BCBCA.

AMENDMENTS

5. The Petitioners are authorized to make, in the manner contemplated by and subject to the Arrangement Agreement, such amendments, revisions or supplements to the Arrangement Agreement, Arrangement, Plan of Arrangement, notice of special meeting for the Meeting or the Circular as it may determine without any additional notice to Western Copper Shareholders or any further Order of this Court. The Arrangement Agreement, Arrangement and Plan of Arrangement as so amended, revised or supplemented shall be the Arrangement Agreement, Arrangement and Plan of Arrangement that are the subject of the Arrangement Resolution.

ADJOURNMENTS AND POSTPONEMENTS

6. Notwithstanding the provisions of the BCBCA and the articles of the Western Copper, the board of directors of the Western Copper by resolution shall be entitled to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the Western Copper Shareholders respecting the adjournment or postponement and without the need for approval of the Court, subject to the Arrangement Agreement. Notice of any such adjournment shall be given by press release, news release, newspaper advertisement, or by notice sent to the Western Copper Shareholders by one of the methods specified in paragraph 8 of this Interim Order, as determined to be the most appropriate method of communication by the Board of Directors of Western Copper.

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RECORD DATE

7. The record date (the "**Record Date**") for determining Western Copper Shareholders entitled to receive notice of and attend at the Meeting is the close of business on August 15, 2011 or such other date as the board of directors of the Western Copper may determine and as disclosed to the Western Copper Shareholders in the manner they see fit.

NOTICE OF THE MEETING

8. The following information:

   (a) notice of special meeting for the Meeting;

   (b) the Circular;

   (c) the Plan of Arrangement;

   (d) Notice of Application for Final Order; and

   (e) the form of proxy or voting instruction form for use by the Western Copper Shareholders

   (collectively, the "**Meeting Materials**"), and this Interim Order (collectively with the Meeting Materials, the "**Mailed Materials**") in substantially the same form contained as Exhibits to the Affidavit, with such amendments and inclusions thereto as counsel for the Petitioners may deem necessary or desirable, provided that such amendments and inclusions are not inconsistent with the terms of this Interim Order, shall be sent to:

   (I) the Western Copper Shareholders as they appear on the securities registers of the Western Copper on the Record Date, such Mailed Materials to be sent at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing, by one of the following methods:

      (i) by prepaid ordinary or air-mail addressed to the Western Copper Shareholder at his, her, or its address as it appears on the applicable securities registers of Western Copper as at the Record Date;

      (ii) by delivery in person or by delivery to the addresses specified in paragraph (i) above; or

      (iii) by email or facsimile transmission to any Western Copper Shareholder who identifies himself, herself or itself to the satisfaction of Western Copper, acting through its representatives, who requests such email or facsimile transmission;

   (II) the directors and auditors of the Western Copper by mailing the Mailed Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal; and

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(III) in the case of non-registered holders of common shares of Western Copper, by sending copies of the Mailed Materials to intermediaries and registered nominees for sending to beneficial owners in accordance with National Instrument 54-101 – *Communications with Beneficial Owners of Securities of a Reporting Issuer* of the Canadian Securities Administrators at least three (3) business days prior to the twenty-first (21st) day prior to the date of the Meeting;

and that service of the Notice of Application as herein described, shall constitute good and sufficient service of such Notice of Application upon all who may wish to appear in these proceedings, and no other service need be made.

9. Delivery of the Mailed Materials as ordered herein shall constitute compliance with the requirements of section 290(1)(a) of the BCBCA.

10. The accidental failure or omission to give notice of the Meeting or Notice of Application to, or the non-receipt of such notices by, or any failure or omission to give such notice as a result of events beyond the reasonable control of Western Copper (including, without limitation, any inability to use postal services) to any one or more of the persons specified herein shall not constitute a breach of this Interim Order, or in relation to notice to the shareholders of the Western Copper, a defect in the calling of the Meeting, and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of the Western Copper then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

11. Western Copper be at liberty to give notice of this application to persons outside the jurisdiction of this Court in the manner specified herein.

DEEMED RECEIPT OF NOTICE

12. The Meeting Materials shall be deemed, for the purposes of this Interim Order, to have been received:

(a) in the case of mailing, the fifth day, Saturdays and holidays excepted, following the date of mailing;

(b) in the case of delivery in person, the day following personal delivery or the day following delivery to the person's address in paragraph 7 above; and

(c) in the case of any means of transmitted, recorded or electronic communication, when dispatched or delivered for dispatch.

UPDATING MEETING MATERIALS

13. Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials may be communicated to the securityholders of Western Copper by press release, news release, newspaper advertisement or in the case of documents of the type listed under the heading "Documents Incorporated by Reference" in the Circular, by filing on the SEDAR website of the Canadian Securities Administrators, or by notice sent to the

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securityholders by any of the means set forth in paragraph 7 herein, as determined to be the most appropriate method of communication by the Board of Directors of Western Copper.

CONDUCT OF THE MEETING

14. The Chair of the Meeting shall be an officer or director of Western Copper or such other person as may be appointed by the Western Copper Shareholders for that purpose.

15. The Chair of the Meeting is at liberty to call on the assistance of legal counsel to the Western Copper at any time and from time to time, as the Chair of the Meeting may deem necessary or appropriate, during the Meeting, and such legal counsel is entitled to attend the Meeting for this purpose.

16. The only persons entitled to attend or speak at the Meeting shall be the Western Copper Shareholders, their proxyholders, the auditors of Western Copper, the officers and directors of the Western Copper, employees and agents of the Western Copper's transfer agent, Computershare Trust Company of Canada, employees and agents of the solicitation agent, the professional and legal advisors to the Western Copper, and such other persons with the permission of the Chair of the Meeting.

17. The Meeting may be adjourned for any reason upon the approval of the Chair of the Meeting, and if the Meeting is adjourned, it shall be reconvened at a place and time to be designated by the Chair of the Meeting to a date which is not more than 30 days thereafter except for the reason of a lack of quorum.

QUORUM AND VOTING

18. The quorum required at the Meeting shall be the quorum required by the articles of Western Copper.

19. If no quorum of Western Copper Shareholders is present within one-half hour from the time set for the holding of the Meeting, the Meeting shall stand adjourned to the same day in the next week at the same time and place and, if such day is a non-business day, the next business day following such day at the same time and place, and if at such adjourned meeting a quorum is not present within one-half hour from the time set for the holding of the Meeting, the Western Copper Shareholders present, or represented by proxy, and being one or more Western Copper Shareholders entitled to vote at the Meeting, shall constitute a quorum.

20. Each Western Copper Shareholder shall be entitled to one vote for each Western Copper Share held by such Western Copper Shareholder.

21. The vote of Western Copper Shareholders required to adopt the Arrangement Resolution at the Meeting shall be the affirmative vote of not less than 66⅔% of the votes cast by Western Copper Shareholders who vote in person or by proxy at the Meeting.

22. The only persons entitled to vote at the Meeting or any adjournment(s) thereof either in person or by proxy shall be the registered holders of the Western Copper Shares as at the close of business on August 15, 2011 (and under applicable securities legislation and policies,

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the beneficial owners of the Western Copper Shares registered in the name of intermediaries). Such persons and the directors and auditors of Western Copper shall also be entitled to notice of the Meeting.

SCRUTINEERS

23. A representative of Western Copper's registrar and transfer agent (or any agent thereof) is authorized to act as a scrutineer for the Meeting.

SOLICITATION OF PROXIES

24. Western Copper is authorized to use the form of proxy and voting instruction form in connection with the Meeting, in substantially the same form contained in Exhibit "B" to the Affidavit and Western Copper may in its discretion waive generally the time limits for deposit of proxies by Western Copper Shareholders if Western Copper deems it reasonable to do so. Western Copper is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine.

25. The procedure for the use of proxies at the Meeting shall be as set out in the Meeting Materials.

DISSENT RIGHTS

26. Each Western Copper Shareholder be accorded the rights of dissent with respect to the Arrangement Resolution approving the Arrangement, as set out in Division 2 of Part 8 of the BCBCA, as modified by Article 4 of the Plan of Arrangement, this Interim Order and the Final Order.

APPLICATION FOR THE FINAL ORDER

27. Unless the directors of Western Copper by resolution determine to abandon the Arrangement, upon the approval, with or without variation by the Western Copper Shareholders of the Arrangement Resolution, in the manner set forth in this Interim Order, Western Copper may apply to this Court for an order (being the Final Order):

(a) pursuant to section 291(4)(c) of the BCBCA, declaring that the Arrangement, including the terms and conditions thereof and the issuances, exchanges and/or adjustments of securities contemplated therein, is fair and reasonable to the securityholders of Western Copper; and

(b) pursuant to section 291(4)(a) of the BCBCA, approving the Arrangement, including the terms and conditions thereof and the issuances, exchanges and/or adjustments of securities contemplated therein,

and that the application for the Final Order (the "**Final Application**") be set down for hearing before the presiding Master or Judge in Chambers at the Courthouse at 800 Smithe Street,

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Vancouver, British Columbia, on September 26, 2011 at 9:45 a.m., or such other date and time as the directors of Western Copper may by resolution decide, and that Western Copper be at liberty to proceed with the Final Application on that date.

28. Any securityholder of Western Copper, any director or auditor of Western Copper, or any other interested party with leave of the Court desiring to support or oppose the application may appear and make submissions at the Final Application provided that such person must file an Appearance, in the form prescribed by the *Rules of Court* of the Supreme Court of British Columbia, with this Court and deliver a copy of the filed Appearance, together with a copy of all material on which such person intends to rely at the Final Application, including an outline of such person's proposed submissions, to the solicitors for Western Copper at its address for delivery as set out in the Petition, on or before 11:00 a.m. on September 22, 2011, or as the Court may otherwise direct.

29. The only persons entitled to notice of any further proceedings herein, including any hearing to sanction and approve the Arrangement, and to appear and be heard thereon, shall be the solicitors for Western Copper and persons who have delivered an Appearance in accordance with this Interim Order.

30. Subject to other provisions in this Interim Order, no material other than that contained in the Circular need be served on any persons in respect of these proceedings.

31. If the Final Application is adjourned, only those persons who have filed and delivered an Appearance in accordance with this Order need to be served and provided with notice of the adjourned date.

32. Western Copper shall be entitled, at any time, to apply to vary this Order.

33. The provisions of Rule 16-1 and Rule 8-1 be hereby dispensed with for the purposes of any further application to be made pursuant to this Petition.

34. Western Copper and the Western Copper Shareholders, directors and auditors shall, and hereby do, have liberty to apply for such further orders as may be appropriate.

APPROVED AS TO FORM:

Counsel for Petitioners

By the Court

DEPUTY DISTRICT REGISTRAR

CHECKED

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SCHEDULE "G" TO THE INFORMATION CIRCULAR OF
WESTERN COPPER CORPORATION

No. S-115582
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF AN ARRANGEMENT AMONG
WESTERN COPPER CORPORATION,
ITS SECURITYHOLDERS,
COPPER NORTH MINING CORP. AND
NORTHISLE COPPER AND GOLD INC.

NOTICE OF APPLICATION FOR FINAL ORDER

TO:	THE SECURITYHOLDERS OF WESTERN COPPER CORPORATION

NOTICE IS HEREBY GIVEN THAT:

1.

A Petition has been filed by Western Copper Corporation ("Western Copper"), Copper North Mining Corp. ("Copper North") and NorthIsle Copper and Gold Inc. ("NorthIsle") in the Supreme Court of British Columbia for approval of a plan of arrangement (the "Arrangement") contained in an Arrangement Agreement dated as of August 18, 2011, as amended and restated as of August 30, 2011 (the "Arrangement Agreement"), pursuant to section 288 and section 291 of the Business Corporations Act, S.B.C. 2002, c. 57;

2.

By an order of the Supreme Court of British Columbia dated August 22, 2011, the court has given directions as to the calling of a meeting of the shareholders of Western Copper for the purpose of considering and voting upon the Arrangement (the "Arrangement Resolution"); as to the approval of the Arrangement by shareholders of Western Copper; and as to the approval of the Arrangement by the sole shareholders of Copper North and NorthIsle respectively by written resolution;

3.

Pursuant to that order, unless the Arrangement Agreement is terminated, if the Arrangement Resolution is approved, the Petition for a final order (the "Final Order") will be heard before a judge of the Supreme Court of British Columbia at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, on October 4, 2011, at 9:45 a.m. or so soon thereafter as counsel may be heard or this Court may direct; and

4.

If granted, the Final Order approving the Arrangement will constitute the basis for a section 3(a)(10) exemption from the registration requirement under the United States Securities Act of 1933 upon which the parties will rely for the issuance and exchange of securities in connection with the Arrangement.

IF YOU WISH TO BE HEARD AT THE HEARING OF THE PETITION OR WISH TO BE NOTIFIED of any further proceedings, YOU MUST GIVE NOTICE of your intention by filing a form entitled "Appearance" in the above registry of the court and YOU MUST ALSO DELIVER a copy of the "Appearance" to the Petitioner's address for delivery, which is set out below. The "Appearance" must be filed with the registry of the court and delivered to the Petitioner's address for delivery at least two business days prior to the hearing, or at a later date with leave of the court.

YOU OR YOUR SOLICITOR may file the "Appearance". You may obtain a form of "Appearance" at the registry.

IF YOU FAIL to file the "Appearance" within the proper Time for Appearance, the Petitioner may continue this application without further notice.

(1)	The address of the registry is:
Law Courts
800 Smithe Street
Vancouver, British Columbia

(2)	The address for delivery of the Petitioners solicitor is:
Gourlay Spencer Wade LLP
Barristers & Solicitors
Attn: Alastair Wade
300 – 744 Hastings Street West
Vancouver, British Columbia
V6C 1A5

A copy of the Petition and other documents in the proceedings will be provided to any securityholder of the Petitioner upon request in writing addressed to the solicitor for the Petitioner at their address for delivery.

August 30, 2011	“Alastair Wade”
Dated	Solicitor for the Petitioner

This NOTICE OF APPLICATION FOR FINAL ORDER was prepared by Alastair Wade of the law firm of Gourlay Spencer Wade LLP whose place of business is 300 – 744 Hastings Street West, Vancouver, British Columbia, V6C 1A5, Facsimile: (604) 687-7035

SCHEDULE "H" TO THE INFORMATION CIRCULAR
OF WESTERN COPPER CORPORATION

DISSENT PROVISIONS

SECTIONS 237 TO 247 OF
THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Definitions and application

237 (1) In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value" means,

(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution

(b)

in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c)

in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)	the court orders otherwise, or

(b)	in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution;

(h)	in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a)	prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b)	identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)	dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2)	A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

	(a)	provide to the company a separate waiver for

		(i)	the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

		(ii)	each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b)	identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)

any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not consented to, or voted in favour of, the resolution, whether or not their shares carry the right to vote,

(a)	a copy of the resolution,

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)	a copy of the entered order, and

(b)	a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)

if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)	if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

	(i)	the date on which the shareholder learns that the resolution was passed, and

	(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

	(i)	the names of the registered owners of those other shares,

	(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

	(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

	(i)	the name and address of the beneficial owner, and

	(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

	(i)	the date on which the company forms the intention to proceed, and

	(ii)	the date on which the notice of dissent was received, or

(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a)	be dated not earlier than the date on which the notice is sent,

(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)	the certificates, if any, representing the notice shares, and

(c)	if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2)	The written statement referred to in subsection (1) (c) must

	(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

	(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3)	After the dissenter has complied with subsection (1),

	(a)	the dissenter is deemed to have sold to the company the notice shares, and

	(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)

determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c)	make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a)

pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)

the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)

if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or

(b)	the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company;

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)

the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.